Form 10KSB40, Exhibit 13
period 1998-06-30
MIDLAND CAPITAL HOLDINGS CORP
filed 1998-09-28
CIK 1061234

Corporate Profile
Midland Federal Savings and Loan Association, a wholly owned subsidiary of Midland Capital Holdings Corporation, is headquartered in Bridgeview, Illinois. Midland Federal Savings and Loan Association was founded in 1914 with the goal of providing savings and home loan financial services to communities on the Southwest side of the city of Chicago. It continues to fulfill that role today with three full service offices including offices located in the Brighton Park and Marquette Park neighborhoods of Chicago. Midland Federal Savings also operates a wholly owned subsidiary, Midland Service Corporation. Common stock in Midland Capital Holdings Corporation is traded on the "pink sheets" published by the National Quotation Bureau, Inc..




Table of Contents

Letter to Shareholders.......................  2

Financial Highlights.........................  3

Selected Consolidated Financial
  Information................................  4

Management's Discussion and Analysis.........  6

Independent Auditor's Report................. 23

Consolidated Statements of
  Financial Condition........................ 24

Consolidated Statements of Income............ 25

Consolidated Statements of Changes in
  Stockholders' Equity....................... 26

Consolidated Statements of Cash Flows........ 27

Notes to Consolidated Financial
  Statements................................. 28

To Our Shareholders,

         I  am  pleased  to  report  that  Midland   Federal  Savings  and  Loan
Association completed fiscal 1998 with earnings of $595,000, or $1.66 per diluted share, and book value of $24.09 per share. Fiscal 1998 earnings represented a return on average stockholders' equity of 7.11% and a return on average assets of .54%.

         Midland Federal Savings built upon its core businesses in fiscal 1998 with total deposits increasing $4.8 million, or 4.7%, to $107.8 million at fiscal year end. The continued success of our enhanced lending operations was again evident this year resulting in a third consecutive annual increase in total loans. During fiscal 1998 net loans receivable increased $5.8 million, or 17.3%, to $39.2 million at fiscal year end. Loan disbursements increased 128% from the prior fiscal year to $17.6 million, resulting in a 63% increase in loan related fees and service charges during the current fiscal year.

         Midland Federal Savings continued to build its capital base during fiscal 1998 and at fiscal year end its ratio of stockholders' equity to total assets had risen to 7.47%. Midland Federal also continued to meet all of the regulatory criteria for a 'well capitalized' designation throughout fiscal 1998 and at fiscal year end each of Midland Federal's regulatory capital ratios significantly exceeded its fully phased in capital requirements.

Once again in fiscal 1998, as part of our commitment to promote affordable home ownership among first time home buyers within our communities, Midland Federal participated in the Illinois Housing Development Authority's ("IHDA") first time home buyers program. During fiscal 1998 Midland Federal originated $2.6 million in single family mortgage loans under the IHDA first time home buyers program and at fiscal year end was servicing forty loans totaling $3.7 million which had been originated under this program. In the coming year we plan to continue to participate with the IHDA in promoting affordable housing for first time home buyers and we will continue to market our loan products to the local real estate community in order to build upon our success in this important area.

         Finally, fiscal 1998 marked the fifth anniversary of Midland Federal Savings' conversion from a mutual savings and loan association to a federal stock savings and loan association. In fiscal 1998 the Board of Directors approved a plan to adopt a holding company structure which plan was approved by the shareholders on July 15, 1998 and became effective on July 23, 1998. I would like to thank all of our shareholders for your support throughout the past five years and for your continued support in the years to come as shareholders of Midland Capital Holdings Corporation, the corporate parent of Midland Federal Savings and Loan Association.

                                                          Sincerely,


                                                          /s/Paul Zogas
                                                          -------------
                                                          Paul Zogas
                                                          Chairman and President

                                       2

FINANCIAL HIGHLIGHTS


                                              Year Ended June 30,
                                    1998     1997     1996     1995     1994
                                 --------------------------------------------
                                            (Dollars in Thousands)
Total assets.................... $117,373  111,678  116,460  113,364  117,128
Loans receivable, net...........   39,173   33,392   32,776   31,036   33,424
Mortgage-backed securities......   20,845   21,936   27,410   28,736   33,842
Cash and cash equivalents.......   31,994   30,903   30,918   28,022   21,805
Investment securities ..........   21,185   21,058   21,033   21,078   23,477
Deposits........................  107,762  102,973  107,914  105,090  109,416
Stockholders' equity............    8,768    7,971    7,740    7,412    6,747

For the Period:
  Net interest income........... $  3,147    3,124    3,186    3,272    3,179
  Net income ...................      595      296      575      692      615

Per Common Share:
  Book value per share
    outstanding................. $  24.09    22.99    22.32    21.48    19.56

  Earnings per share outstanding
    basic....................... $   1.68      .85     1.66     2.01     1.78
    diluted..................... $   1.66      .83     1.64     2.00     1.78

Financial Ratios:
  Stockholders' equity to
    total assets................     7.47%    7.14     6.65     6.54     5.76
  Non-performing assets to
    total assets................      .86%     .86     1.90     2.24     3.06
  Net charge-offs to total loans       --      .13      .21      .32       --
  Net interest margin...........     3.01%    2.96     2.96     3.07     2.90
  Operating expenses to
    average assets (1)..........     2.90%    2.72     2.69     2.56     2.53
  Return on average assets (2)..      .54%     .66      .50      .61      .52
  Return on average
    stockholders' equity (2)....     7.11%    9.21     7.62     9.89     9.46


(1) Exclusive of real estate owned expenses and losses and FDIC special assessment.

(2)  Exclusive of FDIC special assessment in the 1997 period.

SELECTED CONSOLIDATED FINANCIAL INFORMATION


SELECTED FINANCIAL CONDITION DATA:
                                                   At June 30,
                                    1998     1997     1996     1995     1993
                                 --------------------------------------------
                                                 (In Thousands)
Total assets.................... $117,373  111,678  116,460  113,364  117,128
Loans receivable, net...........   39,173   33,392   32,776   31,036   33,424
Mortgage-backed securities......   20,845   21,936   27,410   28,736   33,842
Cash and cash equivalents.......   31,994   30,903   30,918   28,022   21,805
Investment securities ..........   21,185   21,058   21,033   21,078   23,477
Deposits........................  107,672  102,973  107,914  105,090  109,416
Stockholders' equity............ $  8,768    7,971    7,740    7,412    6,747



SELECTED OPERATIONS DATA:
                                              Year Ended June 30,
                                    1998     1997     1996     1995     1994
                                 --------------------------------------------
                                                 (In Thousands)
Total interest income........... $  7,016    7,034    7,228    6,700    6,380
Total interest expense..........    3,869    3,910    4,042    3,428    3,201
                                 --------    -----    -----    -----    -----
Net interest income.............    3,147    3,124    3,186    3,272    3,179

Provision for loan losses
  (recoveries)..................     (160)      --       --      (80)    (65)
                                 --------    -----    -----    -----    -----
  Net interest income after
    provision for loan losses...    3,307    3,124    3,186    3,352    3,244

Non-interest income:
Loan related fees and charges...      238      146      102       32       46
Gain (loss) on sale of assets...       34       16       (7)       1    (111)
Deposit related fees  ..........      596      613      597      624      708
Other income....................      248      350      204      181      221
                                 --------    -----    -----    -----    -----
  Total non-interest income.....    1,116    1,125      896      838      864
                                 --------    -----    -----    -----    -----

Non-interest expense:
Staffing costs..................    1,789    1,670    1,546    1,393    1,350
Federal deposit insurance
  premiums......................       63      142      239      263      314
FDIC special assessment.........       --      674       --       --       --
Real estate owned expenses......      261       98      129      222      125
Other expense...................    1,377    1,268    1,282    1,270    1,339
                                 --------    -----    -----    -----    -----
  Total non-interest expense....    3,490    3,852    3,196    3,148    3,128
                                 --------    -----    -----    -----    -----

Income before income taxes......      933      397      886    1,042      980
Provision for income taxes......      338      101      311      350      365
                                 --------    -----    -----    -----    -----

Net income ..................... $    595      296      575      692      615
                                 ========      ===      ===      ===      ===

SELECTED CONSOLIDATED FINANCIAL INFORMATION

SELECTED FINANCIAL RATIOS:
                                       At or For the Year Ended June 30,
                                    1998     1997     1996     1995     1994
                                 --------------------------------------------
Performance Ratios:
Return on average assets (1)....     .54%     .66      .50      .61      .52
Return on average stockholders'
  equity (1)....................    7.11%    9.21     7.62     9.89     9.46

Interest rate spread during
  period (2)....................    2.92%    2.91     2.90     3.05     2.93
Net interest margin (3).........    3.01%    2.96     2.96     3.07     2.90
Ratio of operating expenses to
  average total assets (4)......    2.90%    2.72     2.69     2.56     2.53
Ratio of average interest-
  earning assets to average
  interest-bearing liabilities..  110.25%  108.76   108.34   107.33   105.99

Asset Quality Ratios:
Non-performing assets to
  total assets..................     .86%     .86     1.90     2.24     3.06
Allowance for loan losses to
  non-performing loans (5)......   57.16%  274.39    22.00    18.84    19.45
Allowance for loan losses to
  total loans...................    1.00%    1.62     1.78     2.10     2.43

Capital Ratios:
Stockholders' equity to
  total assets..................    7.47%    7.14     6.65     6.54     5.76
Average stockholders' equity to
  average assets................    7.52%    6.81     6.61     6.13     5.47


(1)  Exclusive of FDIC special assessment.
(2)  Interest  rate  spread  for  the  period  shown   includes  the  impact  of
     non-interest bearing demand deposits.
(3)  Net  interest  income  divided  by  average  interest-earning  assets.
(4) Exclusive of real estate owned expenses and losses and FDIC special assessment.
(5) General valuation allowances to non-performing loans (net of specific allowances).

                          MANAGEMENT'S DISCUSSION AND
                      ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS


                                    GENERAL

Midland Federal Savings and Loan Association (the "Association") converted from a federal mutual savings and loan association to a federal stock savings and loan association on June 30, 1993 (the "Conversion"). In the Conversion, 345,000 shares of common stock, par value of $.01 per share, of the Association were sold in an initial public offering for an aggregate consideration of $3.45 million. At June 30, 1998 there were 363,975 shares of the Association's common stock outstanding. On March 19, 1998 the Board of Directors of the Association adopted a proposal to reorganize the Association into a holding company form of organization in accordance with a Merger Agreement and Plan of Reorganization (the "Reorganization"). The Reorganization was approved by the Association's shareholders on July 15, 1998 and became effective on July 23, 1998. As a result of the Reorganization, the Association became a wholly owned subsidiary of Midland Capital Holdings Corporation, a newly formed Delaware Corporation, and each outstanding share of common stock of the Association became, by operation of law, one share of common stock of Midland Capital Holdings Corporation.

The Association's results of operations are dependent primarily on net interest income, which is the difference between the interest income earned on its loan, mortgage-backed securities, and investment portfolios and its cost of funds, consisting of the interest paid on its deposits and borrowings. In addition, to a lesser extent, the Association's operating results are affected by non-interest income and non-interest expense. Non-interest expense includes operating expenses consisting primarily of employee salaries and benefits, office occupancy expenses, equipment costs, federal deposit insurance premiums, and other general and administrative expenses. Operational results are also affected by general economic conditions (particularly changes in interest rates), competition, government policies and actions of regulatory agencies.

Midland Federal's operating philosophy is to provide, in a safe and profitable manner, financial services to families and local businesses in the communities served by its offices. The Association's immediate market area consists of Southwest Chicago and the Southwest suburban communities of Bridgeview, Oak Lawn, Palos Hills, Hickory Hills, Burbank, Chicago Ridge and Justice. Consistent with its operating philosophy, the Association focuses upon attracting deposits from the general public and using such deposits to originate residential mortgage, and to a lesser extent, consumer, multi-family and other loans in its primary market area. The Association also makes substantial investments in mortgage backed securities, investment securities consisting primarily of U.S. Government obligations and liquid assets in an effort to control interest rate risk.

                        MANAGEMENT OF INTEREST RATE RISK

An evaluation of the interest rate risk position of a financial institution typically entails an examination of the sensitivity of the institution's balance sheet to changes in interest rates and the capacity of the institution to absorb losses resulting from movements in interest rates. The sensitivity of an institution's balance sheet depends upon the composition of the institution's assets and liabilities. The Association manages interest rate risk by analyzing the extent to which its assets and liabilities are interest rate sensitive and then developing strategies to reduce the vulnerability of its operations to changes in interest rates.

Management uses analytical tools provided by the Office of Thrift Supervision ("OTS") to measure and predict the Association's level of interest rate risk under a variety of market scenarios. In evaluating an institution's interest rate risk profile, the OTS focuses on Net Portfolio Value ("NPV"), which is a proxy for the economic value, or net present value, of an institution's worth. NPV is defined as the present value of assets, less the present value of liabilities, plus the net present value of off balance sheet contracts. OTS measures an institution's vulnerability to interest rate risk by examining the "Pre-Shock NPV Capital Ratio", the "Post-Shock NPV Capital Ratio" and the "Sensitivity Measure". The Pre-Shock NPV Capital Ratio is the leverage ratio of equity-to-assets expressed in present value terms and is calculated by dividing an institution's base-case NPV by the present value of its assets. The Post-Shock NPV Capital Ratio, also referred to as the "Exposure Measure", is an estimate of what an institution's NPV capital ratio would be after a hypothetical adverse 200 basis point shock in interest rates. The Sensitivity Measure gauges the magnitude of loss that an institution would suffer from a 200 basis point movement in interest rates. The Sensitivity Measure is calculated as the difference between the Post Shock NPV Capital Ratio and the Pre-Shock NPV Capital Ratio, expressed in basis points. The OTS Interest Rate Risk Exposure Model measures an institution's interest rate risk by approximating its NPV under various market interest rate scenarios which range from a 400 basis point increase to a 400 basis point decrease in market interest rates. The OTS has incorporated an interest rate risk component into its regulatory capital rule. Under that rule, an institution's "normal" level of interest rate risk is a decrease in the institution's NPV (calculated under a hypothetical 200 basis point change in interest rates) which does not exceed an amount equal to 2% of the present value of its assets. An institution whose measured interest rate risk exceeds its normal level of interest rate risk must deduct an interest rate risk component in calculating its total capital for purpose of meeting its risk-based capital requirement. The amount of that deduction is equal to one-half of the difference between the institution's measured decline in net portfolio value (assuming a 200 basis point change in interest rates) and an amount equal to 2% of the present value of its assets. A savings institution with assets of less than $300 million and with a risk-based capital ratio in excess of 12% is not subject to the interest rate risk component, unless the OTS determines otherwise. The OTS has postponed the date that the interest rate risk component will first be deducted from an institution's total capital to provide it with an opportunity to review the interest rate risk proposals recently issued by the other federal banking agencies. The Association's measured interest rate risk is below the threshold at which it could be required to hold additional risk-based capital under OTS regulations.

Certain shortcomings are inherent in the methodology described in the above interest rate risk measurements. Measuring changes in NPV requires certain assumptions that may tend to oversimplify the manner in which actual yields and costs respond to changes in market interest rates. For example, the model assumes that the actual composition of the Association's interest sensitive assets and liabilities remain constant over the period being measured. Also, the model assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Finally, the model does not take into account the impact of the Association's business or strategic plans on the structure of interest-earning assets and interest-bearing liabilities. Accordingly, although the NPV measurement provides an indication of the Association's interest rate risk exposure at a particular point in time, such measurement is not intended to, and does not provide, a precise forecast of the effect of the changes in market interest rates on the Association's net interest income and will differ from actual results. The results of the OTS's NPV model are monitored by management and presented to the Board of Directors quarterly.

The interest rate risk policy of the Association provides that the maximum permissible impact to the Association, assuming a 400 basis point increase or decrease in market interest rates, is an 80% decrease in net portfolio value. The Association uses a variety of tools to limit interest rate risk. First, the Association has focused a portion of its residential lending on adjustable-rate mortgages ("ARMs"), which generally reprice within one year, although the Association continues to make long term fixed-rate mortgages in recognition of market demand and the potential for fee income. Second, the Association maintains a high level of liquidity and has focused its recent investment activities in adjustable rate mortgage-backed securities and other short term investments. Third, the Association has maintained a large percentage of its deposit liabilities in passbook and transaction accounts, which are considered to be relatively resistant to changes in interest rates. The following table shows the NPV and projected change in the NPV of the Association at June 30, 1998 assuming an instantaneous and sustained change in market interest rates of 100, 200, 300 and 400 basis points.

             INTEREST RATE SENSITIVITY OF NET PORTFOLIO VALUE (NPV)
                        Net Portfolio Value            NPV as % of Assets
                 -------------------------------       ------------------
Change in Rates  $ Amount    $ Change   % Change       NPV Ratio   Change
---------------  --------    ---------  --------      ----------  -------
(Basis Points)   (Dollars in Thousands)
   +400 bp       $11,930     $  (334)     ( 3)%          9.92%     -19 bp
   +300 bp        12,315          51        0           10.19      + 8 bp
   +200 bp        12,579         316        3           10.37      +27 bp
   +100 bp        12,631         367        3           10.39      +29 bp
      0 bp        12,264          --        -           10.10       --
   -100 bp        12,285          22        0           10.10        0 bp
   -200 bp        12,435         171        1           10.19      + 9 bp
   -300 bp        12,878         614        5           10.49      +39 bp
   -400 bp        13,496       1,232       10           10.92      +81 bp

FINANCIAL CONDITION AT JUNE 30, 1998

During the year ended June 30, 1998, total assets of the Association increased by $5.7 million to $117.4 million from $111.7 million at June 30, 1997. This increase was primarily the result of an increase in deposits in the amount of $4.8 million to $107.8 million at June 30, 1998. Net loans receivable and loans available for sale increased $5.8 million to $39.2 million at June 30, 1998. Loan disbursements totaled $17.6 million compared to $7.7 million during the year ended June 30, 1997. Principal payments to loans during the year ended June 30, 1998 totaled $9.8 million compared to $6.2 million during the year ended
June 30, 1997. The balance of mortgage-backed securities decreased by $1.1 million to $20.8 million due to repayments of mortgage-backed securities in the amount of $5.7 million which exceeded purchases of mortgage-backed securities in the amount of $4.6 million during the fiscal year. The $5.8 million increase in net loans receivable was primarily funded by the $4.8 million increase in deposits and the $1.1 million decrease in mortgage backed securities during the fiscal year.

In fiscal 1998 the Association originated $2.6 million in single family mortgage loans in conjunction with the Illinois Housing Development Authority's ("IHDA") first time home buyers program. As required by the program, the Association completed the sale of $2.2 million of these loans to the IHDA in fiscal 1998 and will continue to service these loans for the IHDA and these customers. In fiscal 1999 the Association plans to continue to participate in the IHDA first time home buyers program and to market its loan products to local real estate brokers through Association loan origination personnel.

Cash and cash equivalents increased to $32.0 million at June 30, 1998 from $30.9 million at June 30, 1997 as short term interest rates remained stable throughout the year. The balance of investment securities increased slightly to $21.2 million at June 30, 1998. The weighted average remaining maturity of the Association's investment securities portfolio at June 30, 1998 was 1.8 years.

As discussed above, deposits for the year ended June 30, 1998 increased $4.8 million as deposit activity of $360.0 million and interest credited to deposit accounts in the amount of $3.7 million exceeded withdrawal activity of $358.9 million. The increase in deposits is the result of a $4.8 million increase in certificate of deposit accounts and a $231,000 increase in transaction deposits including money market accounts offset by a $268,000 decrease in passbook deposit accounts. The net increase in savings deposits is attributed to more aggressive pricing and promotion of certificate of deposit rates.

Stockholders' equity increased $797,000 to $8.8 million at June 30, 1998 from $8.0 million at June 30, 1997. The increase in stockholders' equity is the result of earnings in the amount of $595,000, proceeds from the exercise of stock options in the amount of $190,000, a $32,000 reduction in the unamortized cost of the Bank Incentive Plan established in fiscal 1996 and a positive market adjustment in the amount of $84,000, net of income taxes, from securities classified 'available for sale'. These increases in stockholders' equity were offset by dividends paid on common stock in the amount of $107,000.

Non-performing assets increased slightly to $1.0 million at June 30, 1998 from $958,000 at June 30, 1997. Non-performing assets at June 30, 1998 consist of $263,000 in non-accruing loans and $747,000 in real estate owned properties, both stated net of specific reserves. At June 30, 1998 non-accruing loans consist of $220,000 in three single family residential mortgage loans, $38,000 in one multi-family residential mortgage loan and $5,000 in non-mortgage loans. General allowances for loan losses total $150,000 or 57.16% of net non-performing loans at June 30, 1998. At June 30, 1998 real estate owned consist of three out of state single family residential properties with net book values of $325,000, $278,000 and 86,000, respectively and one local single family residential property with a net book value of 58,000.


                             RESULTS OF OPERATIONS

The Association's operating results depend primarily on the level of its net interest income and non-interest income as well as the level of its operating expenses. Net interest income depends upon the volume of interest-earning assets and interest-costing liabilities and the interest rate earned or paid on them. The Association receives non-interest income in the form of fees charged for services related to transaction and other deposit accounts. Fee income is also generated by the Association's loan origination and loan brokerage operations well as its loan servicing operations in the form of late payment and loan servicing fees. Personnel costs, office occupancy and equipment expenses and deposit insurance premiums comprise the largest components of the Association's non-interest expense.

The following table presents, for the periods indicated, the total dollar amounts of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances and include non-accruing loans.

                                               Year Ended June 30,
                     ------------------------------------------------------------------------
                              1998                     1997                     1996
                     ----------------------   ----------------------   ----------------------
                     Average Interest Yield   Average Interest Yield   Average Interest Yield
                     Balance  Earned/  and    Balance  Earned/  and    Balance  Earned/  and
                               Paid   Rates             Paid   Rates             Paid   Rates
                     -------- ------- -----   -------- ------- -----   -------- ------- -----
                                              (Dollars in Thousands)
Interest-Earning
  Assets:
Loans Receivable (1) $ 34,701 $2,792  8.04%     32,868 $2,699  8.21%   $ 31,578 $2,631  8.33%
Mortgage-backed
  securities........   23,065  1,552  6.73      24,518  1,604  6.54      27,307  1,781  6.52
Investment and other
  securities........   21,142  1,248  5.90      21,049  1,277  6.07      21,081  1,281  6.08
Interest-bearing
  deposits..........   25,234  1,387  5.50      26,549  1,416  5.33      26,889  1,490  5.54
FHLB stock..........      554     37  6.75         554     38  6.81         656     45  6.86
                     -------- ------  ----      ------ ------  ----    -------- ------  ----
    Total interest-
      earning assets $104,696 $7,016  6.70%   $105,538 $7,034  6.67%   $107,511 $7,228  6.72%
                     -------- ------  ----      ------ ------  ----    -------- ------  ----
Interest-Bearing
  Liabilities:
Certificates of
  deposit........... $ 43,122 $2,330  5.40%   $ 43,264 $2,311  5.34%   $ 43,479 $2,375  5.46%
Passbook accounts...   40,097  1,185  2.96      41,564  1,228  2.95      42,861  1,272  2.97%
Money market and
  NOW accounts......   11,744    354  3.02      12,214    371  3.04      12,898    395  3.06%
                     -------- ------  ----      ------ ------  ----    -------- ------  ----
    Total interest-
      bearing lia-
      bilities...... $ 94,963 $3,869  4.07%   $ 97,042 $3,910  4.03%   $ 99,238 $4,042  4.07%
                     ======== ======  ====    ======== ======  ====    ======== ======  ====

Net earning assets.. $  9,733                 $  8,496                 $  8,273
                     ========                 ========                 ========

Net-interest income.          $3,147                   $3,124                   $3,186
                              ======                   ======                   ======

Net interest rate
  spread (2)........                  2.63%                    2.64%                    2.65%
                                       ====                     ====                     ====

Net interest margin.                  3.01%                    2.96%                    2.96%
                                      ====                     ====                     ====
Average interest-
  earning assets to
  average interest-
  bearing liabilities         110.25%                  108.76%                  108.34%
                              ======                   ======                   ======

(1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.
(2) Net interest rate spread would be increased to 2.92%, 2.91% and 2.90% for the periods shown if the positive impact of average non-interest bearing demand deposits ($7,386, $6,990 and $6,618 for the periods shown) is considered.

The following table presents, for the period indicated, the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase related to higher outstanding balances and that due to the unprecedented levels and volatility of interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate), (ii) changes in rate (changes in rate multiplied by old average volume) and (iii) changes in rate-volume (changes in rate multiplied by the change in average volume).

                                               Year Ended June 30,
                       ------------------------------------------------------------------
                             1998   vs.   1997                   1997   vs.   1996
                       ------------------------------      ------------------------------
                        Increase (decrease) due to          Increase (decrease) due to
                       ------------------------------      ------------------------------
                                        Rate/                               Rate/
                       Volume   Rate   Volume   Net        Volume   Rate   Volume   Net
                       ------  ------  ------  ------      ------  ------  ------  ------
                                             (Dollars in Thousands)
Interest-Earning
  Assets:
Loans Receivable....   $ 150   $ (54)  $  (3)  $  93       $ 107   $ (38)  $  (1)  $  68
Mortgage-backed
  securities........     (95)     46      (3)    (52)       (182)      5      --    (177)
Investment and other
  securities........       6     (35)     --     (29)         (2)     (2)     --      (4)
Interest-bearing
  deposits..........     (70)     43      (2)    (29)        (19)    (56)      1     (74)
FHLB stock..........      --      (1)     --      (1)         (7)     --      --      (7)
                       -----   -- --   -----   -----       -----   -- --   -----   -----
    Total interest-
      earning assets   $  (9)  $  (1)  $  (8)  $ (18)      $(103)  $ (91)  $  --   $(194)
                       -----   -----   -----   -----       -----   -----   ----   -----

Interest-Bearing
  Liabilities:
Certificates of
  deposit...........   $  (8)     27      --      19       $ (12)  $ (52)  $  --   $ (64)
Passbook accounts...     (43)     --      --     (43)        (38)     (6)     --     (44)
Money market and
  NOW accounts......     (14)     (3)     --     (17)        (21)     (3)     --     (24)
                       -----   -----   -----   -----       -----   -----   -----   -----
    Total interest-
      bearing liab-
      ilities.......   $ (65)  $  24   $  --   $ (41)      $ (71)  $ (61)  $  --   $(132)
                       -----   -----   -----   -----       -----   -----   -----   -----
Net change in net
  interest income...                           $  23                               $ (62)
                                               =====                               =====

                        COMPARISON OF OPERATING RESULTS
                           FOR THE FISCAL YEARS ENDED
                        JUNE 30, 1998 AND JUNE 30, 1997

GENERAL
Midland Federal had net income of $595,000 in fiscal 1998 compared to net income of $296,000 for fiscal 1997. Net income for the fiscal year ended June 30, 1997 included an after tax charge in the amount of $445,000 for a special assessment levied by the Federal Deposit Insurance Corporation ("FDIC") to recapitalize the Savings Association Insurance Fund ("SAIF").

Net income increased in fiscal 1998 from the prior fiscal year as a result of a $23,000 increase in net interest income. The increase in net interest income is primarily the result of an increase in net interest margin to 3.01% in fiscal 1998 compared to 2.96% in the prior fiscal year. Interest rate spread also increased by a single basis point to 2.92% for the fiscal year ended June 30, 1998. The increases in net interest margin and interest rate spread offset an $842,000 decrease in the average balance of interest earning assets to $104.7 million for the year ended June 30, 1998 from $105.5 million in the prior fiscal year as interest earning assets were reduced in order to fund a $1.7 million decline in average deposit balances which occurred during the year.

Net income was decreased in fiscal 1998 as a result of a $9,000 decrease in non-interest income. The decrease in non-interest income in the current fiscal year is primarily attributed to the elimination of a non-recurring recovery of a prior period loss on the sale of real estate owned properties in the amount of $143,000 which occurred in the prior fiscal year. Non-interest income was increased in fiscal 1998 as a result of a $92,000 increase in loan related fees and service charges as well as a $26,000 increase in commission income and an $18,000 increase in profit on the sale of loans.

Net income was increased in fiscal 1998 as a result of a $363,000 decrease in non-interest expense. The decrease in non-interest expense was attributable to the elimination of a non-recurring $674,000 special assessment levied by the FDIC to recapitalize the SAIF as well as a $79,000 decrease in regular deposit insurance premiums. These decreases in non-interest expense were offset by a $167,000 provision for loss on real estate owned properties, a $119,000 increase in staffing costs, and smaller increases in computer software and support expense, occupancy and equipment expense, legal expense and data processing costs.

INTEREST INCOME
Interest income decreased $18,000 in fiscal 1998. This decrease in interest income resulted from an $842,000 decrease in the average balance of interest earning assets to $104.7 million in fiscal 1998 from $105.5 million in fiscal 1997. The decrease in the average outstanding balance of interest earnings assets was partially offset by an increase in the average yield earned on interest earning assets to 6.70% in fiscal 1998 from 6.67% in fiscal 1997.

Interest on loans receivable increased $93,000, or 3.4%, in fiscal 1998 compared with fiscal 1997. The increase in interest income was attributed to an increase in the average outstanding balance of net loans receivable to $34.7 million in fiscal 1998 from $32.9 million in fiscal 1997. The increase in the average balance of net loans receivable was partially offset by a decrease in the average yield earned on loans receivable to 8.04% in fiscal 1998 from 8.21% in fiscal 1997.

Interest on mortgage backed securities decreased $52,000, or 3.2%, in fiscal 1998. The decrease in interest income was attributed to a $1.4 million reduction in the average outstanding balance of mortgage backed securities to $23.1 million in fiscal 1998 from $24.5 million in fiscal 1997. The lower average outstanding balance of mortgage backed securities was partially offset by an increase in the average yield earned on mortgage backed securities to 6.73% in fiscal 1998 from 6.54% in fiscal 1997.

Interest earned on investment securities decreased $29,000, or 2.3%, in fiscal 1998. The decrease in interest income resulted from a decrease in the average yield on investment securities to 5.90% in fiscal 1998 compared to 6.07% in fiscal 1997 which offset a $93,000 increase in the average outstanding balance of investment securities to $21.1 million in fiscal 1998 from $21.0 million in fiscal 1997.

Interest earned on interest bearing deposits decreased $29,000, or 2.0%, in fiscal 1998. The decrease in interest income is attributed to a $1.3 million decrease in the average outstanding balance of interest bearing deposits to $25.2 million in fiscal 1998 from $26.6 million in fiscal 1997 which offset an increase in the average yield earned on interest bearing deposits to 5.50% in fiscal 1998 from 5.33% in fiscal 1997. The Association maintained its investments in interest bearing deposits in response to the Federal Reserve Board's reported bias toward a tighter monetary policy during fiscal 1998.

INTEREST EXPENSE
Interest expense decreased $41,000, or 1.0%, in fiscal 1998. The decrease in interest expense in fiscal 1998 was primarily the result of a $2.0 million decrease in the average outstanding balance of interest costing deposits to $95.0 million in fiscal 1998 from $97.0 million in fiscal 1997 which was partially offset by an increase in the average yield paid on interest costing deposits to 4.07% in fiscal 1998 compared to 4.03% in fiscal 1997.

PROVISIONS FOR LOSSES ON LOANS
The Association maintains an allowance for loan losses based upon management's periodic evaluation of known and inherent risks in the loan portfolio, the Association's past loan loss experience, adverse situations that may affect borrowers' ability to repay loans, estimated value of the underlying collateral and current and expected market conditions. During fiscal 1998 a $1.2 million multi-family residential mortgage loan, which had been delinquent during fiscal 1997, was brought current by the borrower as a result of improved cash flows derived from the underlying collateral. The Association incurred no loan charge-offs during fiscal 1998. During fiscal 1998 the Association reduced it's general allowance for loan losses from $282,000 at June 30, 1997 to $150,000 at June 30, 1998, which level was determined by the Association to be consistent with its revised policy for the establishment and maintenance of adequate levels of general loan loss allowances based upon an assessment of the level of risk inherent in the

Association's loan portfolio including its classified loans. The $132,000 decrease in the Association's general allowance for loan losses during fiscal 1998 was the result of a $160,000 recovery of previously established general loan loss provisions which was offset by $26,000 in recoveries from loans previously classified 'loss' and $2,000 in recoveries from loans previously charged off.

At June 30, 1998 the general allowance for loan losses totaled 57.16% of net non-performing loans. At June 30, 1998, the Association was aware of no regulatory directives or suggestions that the Association make additional provisions for losses on loans. Although the Association believes its allowance for loan losses is at a level which it considers to be adequate to provide for potential losses, there can be no assurance that such losses will not exceed the estimated amounts.

NON-INTEREST INCOME
Non-interest income decreased $9,000 in fiscal 1998. The decrease was primarily due to the elimination of a non-recurring recovery of a prior period loss on the sale of real estate owned properties in the amount of $143,000 in the prior fiscal year. Non-interest income was increased in fiscal 1998 as a result of a $92,000 increase in loan related fees and service charges to $238,000 from $146,000 in the prior fiscal year, a $26,000 increase in commission income and an $18,000 increase in profit on the sale of loans to the IHDA. The increase in loan related fees and service charges was the result of increased loan brokerage revenues in fiscal 1998 compared to fiscal 1997. The increase in commission income was the result of an increase in the sale of annuity products in fiscal 1998 compared to the prior fiscal year. During fiscal 1998 deposit related fees decreased $17,000 to $596,000 from $613,000 in fiscal 1997.

NON-INTEREST EXPENSE
Non-interest expense decreased $363,000 during fiscal 1998 to $3.5 million from $3.9 million in the prior fiscal year. The decrease in non-interest expense was primarily the result of the elimination of a non-recurring $674,000 special assessment levied by the FDIC to recapitalize SAIF, along with a $79,000 decrease in regular deposit insurance premiums to $63,000 from $142,000 in the prior fiscal year. The reduction in quarterly deposit insurance premiums was due to a reduction in the Association's FDIC insurance premium rate effective
January 1, 1997. As of such date, deposit insurance premium rates for highly rated institutions, such as the Association, were reduced to zero due to the recapitalization of the SAIF, discussed above. However, all savings associations, including the Association, continue to be charged a debt service assessment by the FDIC to fund repayment of certain debt obligations of the
Financing Corporation which were undertaken pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 to fund the FSLIC Resolution Fund. Non-interest expense was increased in fiscal 1998 as a result of a $167,000 provision for loss on real estate owned properties, as well as a $119,000 increase in staffing costs. The $167,000 provision for loss on real estate owned properties was made to further reduce the Association's investment in two out of state condominium properties as a result of recent comparable sales activity and pending sale negotiations regarding such properties. Non-interest expense was also increased in fiscal 1998 as a result of a $25,000 increase in computer software and support expense, a $23,000 increase in occupancy and equipment expense, a $20,000 increase in legal expense and a $16,000 increase in data processing expense. The $20,000 increase in legal expense is the result of expenses associated with the Association's proposal to adopt a holding company structure, discussed above.

INCOME TAXES
Provisions for income taxes increased by $237,000 to $338,000 in fiscal 1998 from $101,000 in fiscal 1997. The increased income tax provision for fiscal 1998 was due primarily to the increase in operating income as compared to fiscal 1997.


                        COMPARISON OF OPERATING RESULTS
                           FOR THE FISCAL YEARS ENDED
                        JUNE 30, 1997 AND JUNE 30, 1996

GENERAL
Midland Federal had net income of $296,000 in fiscal 1997 compared to net income of $575,000 for fiscal 1996. Net income for the fiscal year ended June 30, 1997 included an after tax charge in the amount of $445,000 for a special assessment levied by the FDIC to recapitalize the SAIF.

Net income decreased from the prior fiscal year as a result of decreases in the Association's net interest income to $3.1 million in fiscal 1997 from $3.2 million in fiscal 1996. Net interest income declined $62,000 in fiscal 1997 compared to the prior fiscal year as the result of a $2.0 million reduction in the average balance of interest earning assets as interest earning assets were reduced in order to fund a $1.8 million decline in average deposit balances which occurred during the year. The reduction in the average balance of interest earning assets offset the positive impact of a slight increase in interest rate spread in fiscal 1997. Interest rate spread increased a single basis point to 2.91% for the fiscal year ended June 30, 1997 from 2.90% in the prior fiscal year. Net interest margin remained stable at 2.96% during fiscal 1997.

Net income was increased in fiscal 1997 as a result of a $229,000 increase in non-interest income. The increase in non-interest income in the current fiscal year is primarily attributed to a one time recovery of a prior period loss on the sale of real estate owned properties in the amount of $143,000 as well as a $44,000 increase in loan related fees and service charges.

Net income was decreased in fiscal 1997 as a result of a $656,000 increase in non-interest expense, which increase is largely attributable to a non-recurring $674,000 special assessment levied by the FDIC to recapitalize the SAIF. Staffing costs also increased $124,000. The increase in staffing costs is partially attributed to the costs associated with operating the Association's enhanced loan brokerage and loan origination operations for the entire fiscal year as well as the addition of one full time commissioned loan originator.

INTEREST INCOME
Interest income decreased $194,000, or 2.7%, to $7.0 million in fiscal 1997 from $7.2 million in fiscal 1996. This decrease in interest income resulted from a $2.0 million decrease in the average balance of interest earning assets to $105.5 million in fiscal 1997 from $107.5 million in fiscal 1996 as well as a decrease in the average yield earned on interest earning assets to 6.67% in fiscal 1997 from 6.72% in fiscal 1996.

Interest on loans receivable increased $68,000, or 2.6%, in fiscal 1997 compared with fiscal 1996. The increase in interest income was attributed to an increase in the average outstanding balance of net loans receivable to $32.9 million in fiscal 1997 from $31.6 million in fiscal 1996 which offset a decrease in the average yield earned on loans receivable to 8.21% in fiscal 1997 from 8.33% in fiscal 1996.

Interest on mortgage backed securities decreased $177,000, or 9.9%, to $1.6 million in fiscal 1997 from $1.8 million in fiscal 1996. The decrease in interest income is attributed to a $2.8 million reduction in the average outstanding balance of mortgage backed securities to $24.5 million in fiscal 1997 from $27.3 million in fiscal 1996. The lower average outstanding balance of mortgage backed securities was partially offset by a slight increase in the average yield earned on mortgage backed securities to 6.54% in fiscal 1997 from 6.52% in fiscal 1996.

Interest earned on investment securities remained relatively stable in fiscal 1997 at $1.3 million, decreasing only $4,000, or 0.3% from fiscal 1996. The average yield on investment securities was 6.07% in fiscal 1997 compared to 6.08% in fiscal 1996 while the average outstanding balance of investment securities declined $32,000 to $21.0 million in fiscal 1997 from $21.1 million in fiscal 1996.

Interest earned on interest bearing deposits decreased $73,000, or 4.9%, to $1.4 million in fiscal 1997 from $1.5 million in fiscal 1996. The decrease in interest income is attributed to a decrease in the average yield earned on interest bearing deposits to 5.33% in fiscal 1997 from 5.54% in fiscal 1996 as well as a $340,000 decrease in the average outstanding balance of interest bearing deposits to $26.6 million in fiscal 1997 from $26.9 million in fiscal 1996.

INTEREST EXPENSE
Interest expense decreased $132,000, or 3.3%, to $3.9 million in fiscal 1997 from $4.0 million in fiscal 1996. The decrease in interest expense in fiscal 1997 was primarily the result of a $2.2 million decrease in the average outstanding balance of interest costing deposits to $97.0 million in fiscal 1997 from $99.2 million in fiscal 1996 as well as to a decrease in the average yield paid on interest costing deposits to 4.03% in fiscal 1997 compared to 4.07% in fiscal 1996.

PROVISIONS FOR LOSSES ON LOANS
The Association maintains an allowance for loan losses based upon management's periodic evaluation of known and inherent risks in the loan portfolio, the Association's past loss experience, adverse situations that may affect borrowers' ability to repay loans, estimated value of the
underlying   collateral  and  current  and  expected  market   conditions.   The
Association made no provision for loan losses in fiscal 1997 due to the continued improvement in the level of net non-performing loans. In fiscal 1997 net non-performing loans declined by $1.3 million, or 92.9%, to $103,000 at June 30, 1997. At June 30, 1997 general loan loss reserves amounted to $282,000 or 274.39% of net non-performing loans. Net charge-offs during fiscal 1997 were $44,000, or .13% of average net loans outstanding during the year. At June 30, 1997, the Association was aware of no regulatory directives or suggestions that the Association make additional provisions for losses on loans. Although the Association believes its allowance for loan losses is at a level which it considers to be adequate to provide for potential losses, there can be no assurance that such losses will not exceed the estimated amounts.

NON-INTEREST INCOME
Non-interest income increased $229,000 to $1.1 million in fiscal 1997 from $896,000 in fiscal 1996. The increase was primarily due to a non-recurring recovery of a prior period loss on the sale of real estate owned properties in the amount of $143,000, a $44,000 increase in loan related fees and service charges, a $16,000 gain on the sale of assets compared to a $7,000 loss on the sale of assets in the prior fiscal year and a $16,000 increase in deposit related fees. The increase in loan related fees and service charges was partially the result of increased loan brokerage revenues in fiscal 1997 compared to fiscal 1996.

NON-INTEREST EXPENSE
Non-interest expense increased $656,000 during fiscal 1997 to $3.9 million from $3.2 million in the prior fiscal year. The increase in non-interest expense was primarily the result of a $674,000 special assessment levied by the FDIC to recapitalize SAIF, a $124,000 increase in staffing costs, as discussed above, and a $23,000 increase in advertising. These increases in non-interest expense were partially offset by a $97,000 reduction in quarterly deposit insurance premiums, a $43,000 decrease in legal, audit and examination services and the elimination of a $25,000 provision for loss on real estate owned properties which had been recorded in the prior fiscal year. The $97,000 reduction in quarterly deposit insurance premiums is due to a reduction in the Association's FDIC insurance premium rate effective January 1, 1997, as discussed above.

INCOME TAXES
Provisions for income taxes decreased by $210,000 to $101,000 in fiscal 1997 from $311,000 in fiscal 1996. The decreased income tax provision for fiscal 1997 was due primarily to the decrease in operating as compared to fiscal 1996.


                        LIQUIDITY AND CAPITAL RESOURCES

The Association's principal sources of funds are deposits, loan and mortgage backed securities repayments, proceeds from the maturities of investment securities and other funds provided by operations. In addition, the Association may borrow funds from the Federal Home Loan Bank of Chicago.

The Association maintains investments in liquid assets based upon management's assessment of (i) the Association's need for funds, (ii) expected deposit flows,
(iii) the yields available on short-term liquid assets and (iv) the objectives of the Association's asset/liability management program. The OTS requires members of the FHLB system to maintain minimum levels of liquid assets. OTS regulations currently require the Association to maintain an average daily balance of liquid assets equal to at least 4% of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. At June 30, 1998, the Association's regulatory liquidity ratio was 56.8%. At such date, the Association had commitments to originate $2.1 million in single family mortgage loans, commitments to sell $659,000 in single family mortgage loans and no commitments to purchase loans.

The Association considers its liquidity and capital reserves sufficient to meet its outstanding short and long-term needs. The Association expects to be able to fund or refinance, on a timely basis, its material commitments and long-term liabilities. The Association's liquidity, represented by cash and cash equivalents, is a combination of its operating, investing and financing activities. These activities are summarized in the following table for the years ended June 30, 1998 and 1997.

                                                      For the Year
                                                     Ended June 30,
                                                ----------------------
                                                  1998          1997
                                                --------      --------
                                                (Dollars in Thousands)
Net income.............................         $   595        $   296
Adjustments to reconcile net income
  to net cash provided by
  operating activities.................            (235)           (69)
                                                -------        -------
Net cash provided by
  operating activities.................             360            227
Net cash provided by (for)
  investing activities.................          (4,233)         4,787
Net cash provided by (for)
  financing activities.................           4,964         (5,029)
                                                -------        -------
Net change in cash and
  cash equivalents.....................           1,091            (15)
Cash and cash equivalents at
  beginning of period..................          30,903         30,918
                                                -------        -------
Cash and cash equivalents at
  end of period........................         $31,994        $30,903
                                                =======        =======

At June 30, 1998 Midland Federal had tangible and core capital of $8.6 million, or 7.33% of adjusted total assets, which was approximately $6.9 million and $5.1 million above the minimum requirements for capital adequacy purposes in effect on that date of 1.5% and 3.0%, respectively, of adjusted total assets.

At June 30, 1998 Midland Federal had total capital of $8.8 million and risk-weighted assets of $37.5 million, or total capital of 23.36% of risk-weighted assets. This amount was approximately $5.8 million above the 8.0% requirement in effect on that date.


                       IMPACT OF NEW ACCOUNTING STANDARDS

The following does not constitute a comprehensive summary of all material changes or developments affecting the manner in which the Association keeps its books and records and performs its financial accounting responsibilities. It is intended only as a summary of some of the recent pronouncements made by the Financial Accounting Standards Board ("FASB") which are of particular interest to financial institutions.

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130 ("SFAS 130"), entitled "Reporting Comprehensive Income." This statement establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains, losses) in a full set of general-purpose financial statements. SFAS 130 is effective for fiscal years beginning after December 15, 1997. Management does not believe that adoption of SFAS 130 will have a material impact on the Association's consolidated financial condition or results of operations.

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 ("SFAS 131"), entitled "Disclosures about Segments of an Enterprise and Related Information". SFAS 131 becomes effective for fiscal years beginning after December 15, 1997 and establishes standards for the way that public business enterprises report information about operating segments and requires enterprises to report selected information about operating segments in interim financial reports. Management does not believe that adoption of SFAS 131 will have a material impact on the Association's consolidated financial condition or results of operations.

In February 1998, the FASB issued Statement of Financial Accounting Standards No. 132 ("SFAS 132"), entitled "Employers' Disclosure about Pensions and Other Post-retirement Benefits". SFAS 132 alters current disclosure requirements regarding pensions and other post-retirement benefits in the financial statements of employers who sponsor such benefit plans. The revised disclosure requirements are designed to provide additional information to assist readers in evaluating future costs related to such plans. Additionally, the revised disclosures are designed to provide changes in the components of pension and benefit costs in addition to the year end components of those factors in the resulting asset or liability related to such plans. The statement is effective for fiscal years beginning after December 15, 1997 with earlier application available. Management does not believe that adoption of SFAS 132 will have a material impact on the Association's consolidated financial condition or results of operations.

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), entitled "Accounting for Derivative Instruments and for Hedging Activities". SFAS 133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. The statement requires all derivatives to be recorded on the balance sheet at fair value and establishes special accounting for the following three different types of hedges: hedges of changes in the fair value of assets, liabilities or firm commitments (referred to as fair value hedges); hedges of the variable cash flows of forecasted transactions (cash flow hedges); and hedges of foreign currency exposures of net investments in foreign operations. Though the accounting treatment and criteria for each of the three types of hedges is unique, they all result in recognizing offsetting changes in value or cash flows of both the hedge and the hedged item in earnings in the same period. Changes in the fair value of derivatives that do not meet the criteria of one of these three categories of hedges are included in earnings in the period of the change. SFAS 133 is effective for years beginning after June 15, 1999, but companies can early adopt as of the beginning of any fiscal quarter that begins after June 1998. Management does not expect the adoption of this statement to have a material impact on the Association's consolidated financial condition or results of operations.


                    IMPACT OF INFLATION AND CHANGING PRICES

The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with Generally Accepted Accounting Principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Association's operations. Unlike most industrial companies, nearly all of the assets and liabilities of the Association are monetary in nature. As a result, interest rates have a greater impact on the Association's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.


                                  COMMON STOCK

As of June 30, 1998, there were approximately 60 holders of record of the Association's Common Stock and 363,975 shares of issued and outstanding common stock. The Association's stock is quoted on the 'pink sheets' published by the National Quotation Bureau, Inc. Beginning July 23, 1998, the Company's common stock will be quoted on the 'pink sheets' under the symbol 'MCPH'.

The following table sets forth, for the periods shown, the high and low prices of the common stock and cash dividends per share decalred. The common stock began trading on June 30, 1993, the date the Association converted from a mutual to a stock company.

The prices reflect inter-dealer quotations without retail mark-up, mark-down or commissions and do not necessarily represent actual transactions.



                                                          Cash dividends
  Quarter ended             High            Low             declared
  -------------             ----            ---             --------
March 31, 1996             $15.00           $13.75            $0.075

June 30, 1996               17.00            15.50             0.075

September 30, 1996          16.44            14.50             0.075

December 31, 1996           17.06            14.50             0.075

March 31, 1997              17.50            16.00             0.075

June 30, 1997               18.50            17.13             0.075

September 30, 1997          19.50            18.13             0.075

December 31, 1997           21.25            20.13             0.075

March 31, 1998              23.50            20.75             0.075

June 30, 1998               30.50            27.00             0.075


Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions.

                 [LETTERHEAD OF COBITZ, VANDENBERG & FENNESSY]


                          INDEPENDENT AUDITORS' REPORT




The Board of Directors
Midland Federal Savings and Loan Association
Bridgeview, Illinois

         We have audited the consolidated statements of financial condition of Midland Federal Savings and Loan Association and subsidiaries as of June 30, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ending June 30, 1998. These consolidated financial statements are the responsibility of the Association's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Midland Federal Savings and Loan Association and subsidiaries at June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ending June 30, 1998, in conformity with generally accepted accounting principles.




/s/Cobitz, Vandenberg & Fennessy
--------------------------------
Cobitz, Vandenberg & Fennessy
August 6, 1998
Palos Hills, Illinois

                  MIDLAND FEDERAL SAVINGS AND LOAN ASSOCIATION
                                AND SUBSIDIARIES

                 Consolidated Statements of Financial Condition


                                                                     June 30,
                                                          ---------------------------
                                                               1998           1997
                                                          -------------   -----------
Assets

Cash and amounts due from depository institutions         $   2,656,448     2,836,806
Interest-bearing deposits                                    29,337,747    28,065,769
                                                          -------------   -----------
   Total cash and cash equivalents                           31,994,195    30,902,575
Investment securities, held to maturity (fair value:
  1998 - $20,030,469; 1997 - $19,989,063) (note 2)           19,989,055    19,989,524
Investment securities available for sale,
  at fair value (note 3)                                      1,195,938     1,068,125
Mortgage-backed securities, held to maturity (fair value:
  1998 - $21,128,839; 1997 - $22,148,459) (note 4)           20,844,623    21,935,716
Loans receivable (net of allowance
  for loan losses:  1998 - $393,884;
  1997 - $551,509) (note 5)                                  38,513,121    33,161,513
Loans receivable held for sale (note 6)                         659,450       230,400
Real estate owned, net                                          746,522       855,500
Stock in Federal Home Loan Bank of Chicago                      554,000       554,000
Accrued interest receivable (note 7)                            619,464       638,296
Office properties and equipment - net (note 8)                1,567,285     1,588,024
Prepaid expenses and other assets (note 9)                      689,727       753,907
                                                          -------------   -----------
   Total assets                                             117,373,380   111,677,580
                                                          =============   ===========

Liabilities and Stockholders' Equity

Liabilities:
Deposits (note 10)                                          107,761,846   102,972,924
Advance payments by borrowers for taxes
  and insurance                                                 447,668       355,765
Other liabilities (note 11)                                     396,229       378,225
                                                          -------------   -----------
   Total liabilities                                        108,605,743   103,706,914
                                                          -------------   -----------

Stockholders' Equity:
Preferred stock, $.01 par value: authorized
  1,000,000 shares; none outstanding                               -             -
Common stock, $.01 par value: authorized
  5,000,000 shares; issued and outstanding
  363,975 shares at June 30, 1998 and
  346,725 shares at June 30, 1997                                 3,640         3,467
Additional paid-in capital                                    3,266,315     3,073,664
Retained earnings - substantially restricted                  5,430,065     4,942,077
Unrealized gain on securities available for sale,
  net of income taxes                                           145,099        61,375
Common stock awarded by Bank Incentive Plan                     (77,482)     (109,917)
                                                          -------------   -----------
   Total stockholders' equity (notes 15 and 16)               8,767,637     7,970,666
                                                          -------------   -----------

Commitments and contingencies (notes 17 and 18)

   Total liabilities and stockholders' equity             $ 117,373,380   111,677,580
                                                          =============   ===========

See accompanying notes to consolidated financial statements.

                           MIDLAND FEDERAL SAVINGS AND LOAN ASSOCIATION
                                         AND SUBSIDIARIES

                                Consolidated Statements of Income


                                                                 Years Ended June 30,
                                                    --------------------------------------------
                                                        1998             1997            1996
                                                    -----------      -----------     -----------
Interest income:
  Interest on loans                                 $ 2,791,590        2,699,211       2,631,159
  Interest on mortgage-backed securities              1,551,940        1,603,709       1,780,840
  Interest on investment securities                   1,247,576        1,277,457       1,281,383
  Interest on interest-bearing deposits               1,387,391        1,416,267       1,489,182
  Dividends on FHLB stock                                37,401           37,717          44,994
                                                    -----------      -----------     -----------
    Total interest income                             7,015,898        7,034,361       7,227,558
                                                    -----------      -----------     -----------

Interest expense:
  Interest on deposits (note 10)                      3,868,946        3,910,529       4,041,748
                                                    -----------      -----------     -----------
    Total interest expense                            3,868,946        3,910,529       4,041,748
                                                    -----------      -----------     -----------

    Net interest income before provision
     for loan losses                                  3,146,952        3,123,832       3,185,810
Provision for loan losses (recoveries) (note 5)        (160,000)            --              --
                                                    -----------      -----------     -----------
    Net interest income after provision
     for loan losses                                  3,306,952        3,123,832       3,185,810
                                                    -----------      -----------     -----------

Non-interest income:
  Loan fees and service charges                         237,768          145,586         101,600
  Commission income                                      94,572           68,525          81,003
  Profit on sale of loans (note 6)                       29,076           10,802            --
  Loss on sale of real estate owned                        --               --            (6,585)
  Recovery from litigation settlement (note 19)            --            143,000            --
  Deposit related fees                                  596,194          612,567         596,919
  Other income                                          158,233          144,820         123,637
                                                    -----------      -----------     -----------
    Total non-interest income                         1,115,843        1,125,300         896,574
                                                    -----------      -----------     -----------

Non-interest expense:
  Staffing costs (notes 12 and 13)                    1,788,697        1,670,423       1,546,124
  Advertising                                            89,394           86,063          63,087
  Occupancy and equipment expenses (note 8)             474,947          451,507         448,893
  Data processing                                       152,830          136,634         136,714
  Federal deposit insurance premiums (note 20)           63,090          142,377         239,259
  FDIC special assessment (note 20)                        --            674,061            --
  Legal, audit and examination services                 161,005          143,974         186,890
  Real estate owned expense                              93,917           97,602         104,014
  Provision for loss on
   real estate owned (note 1)                           167,000             --            25,000
  Other                                                 498,968          449,862         446,341
                                                    -----------      -----------     -----------
    Total non-interest expense                        3,489,848        3,852,503       3,196,322
                                                    -----------      -----------     -----------

  Income before income taxes                            932,947          396,629         886,062
Provision for income taxes (note 14)                    338,354          100,811         310,886
                                                    -----------      -----------     -----------

      Net income                                    $   594,593          295,818         575,176
                                                    ===========      ===========     ===========

Earnings per share - basic                          $      1.68              .85            1.66
                                                    ===========      ===========     ===========
Earnings per share - diluted                        $      1.66              .83            1.64
                                                    ===========      ===========     ===========

Dividends declared per common share                 $       .30              .30             .30
                                                    ===========      ===========     ===========

See accompanying notes to consolidated financial statements.

                                MIDLAND FEDERAL SAVINGS AND LOAN ASSOCIATION
                                              AND SUBSIDIARIES

                         Consolidated Statements of Changes in Stockholders' Equity



                                                                           Unrealized
                                                                             Gain on    Common
                                                   Additional              Securities    stock
                                          Common    Paid-In     Retained    Available   awarded
                                          Stock     Capital     Earnings    For Sale    by BIP     Total
                                         -------    ---------   ---------    ------              ---------
Balance at June 30, 1995                 $ 3,450    3,053,385   4,278,730    76,665        -     7,412,230

  Net income                                                      575,176                          575,176

  Adjustment of securities
   available for sale to fair
   value, net of tax effect                                                 (27,239)               (27,239)

  Common stock issued in
   connection with stock
   options exercised                          17       17,233                                       17,250

  Tax benefit related to
   stock options exercised                              2,200                                        2,200

  Contribution to BIP trustee
   for purchase of BIP shares                                                         (155,250)   (155,250)

  Amortization of award of BIP stock                                                    18,975      18,975

  Dividends declared on
   common stock ($.30 per share)                                 (103,630)                        (103,630)
                                          ------    ---------   ---------   -------    -------   ---------

Balance at June 30, 1996                   3,467    3,072,818   4,750,276    49,426   (136,275)  7,739,712

  Net income                                                      295,818                          295,818

  Adjustment of securities
   available for sale to fair
   value, net of tax effect                                                  11,949                 11,949

  Tax benefit related to
   employee stock plan                                    846                                          846

  Contribution to BIP trustee
   for purchase of BIP shares                                                           (6,922)     (6,922)

  Amortization of award of BIP stock                                                    33,280      33,280

  Dividends declared on
   common stock ($.30 per share)                                 (104,017)                        (104,017)
                                          ------    ---------   ---------   -------    -------   ---------

Balance at June 30, 1997                   3,467    3,073,664   4,942,077    61,375   (109,917)  7,970,666

  Net income                                                      594,593                          594,593

  Adjustment of securities
   available for sale to fair
   value, net of tax effect                                                  83,724                 83,724

  Common stock issued in
   connection with stock
   options exercised                         173      189,577                                      189,750

  Tax benefit related to
   employee stock plan                                  3,074                                        3,074

  Amortization of award of BIP stock                                                    32,435      32,435

  Dividends declared on
   common stock ($.30 per share)                                 (106,605)                        (106,605)
                                          ------    ---------   ---------   -------    -------   ---------

Balance at June 30, 1998                $  3,640    3,266,315   5,430,065   145,099    (77,482)  8,767,637
                                          ======    =========   =========   =======    =======   =========


See accompanying notes to consolidated financial statements.

                                MIDLAND FEDERAL SAVINGS AND LOAN ASSOCIATION
                                              AND SUBSIDIARIES

                                   Consolidated Statements of Cash Flows

                                                                            Years Ended June 30,
                                                                    1998            1997            1996
                                                                -----------     -----------     -----------
Cash flows from operating activities:
  Net income                                                  $     594,593         295,818         575,176
  Adjustments to reconcile net income to net cash
   from operating activities:
    Depreciation                                                    148,118         117,169         134,225
    Amortization of premiums and discounts on securities             25,682          46,143          88,767
    Amortization of cost of stock benefit plan                       32,435          33,280          18,975
    Loss on sale of real estate owned                                  -               -              6,585
    Provision for loss on real estate owned                         167,000            -             25,000
    Provision for loan losses (recoveries)                         (160,000)           -               -
    Proceeds from sale of loans held for sale                     2,196,672         831,600            -
    Origination of loans held for sale                           (2,625,722)     (1,062,000)           -
    Profit on sale of loans                                         (29,076)        (10,802)           -
    (Increase) decrease in accrued interest receivable               18,832          49,023         (24,075)
    Increase (decrease) in accrued interest payable                   4,672          (2,157)          3,197
    Decrease in deferred income on loans                            (79,462)        (28,405)        (76,649)
    (Increase) decrease in other assets                              53,199          49,753         (55,781)
    Increase (decrease) in other liabilities                         13,332         (93,014)        113,258
                                                                -----------     -----------     -----------
Net cash provided by operating activities                           360,275         226,408         808,678
                                                                -----------     -----------     -----------

Cash flows from investing activities:
    Purchase of mortgage-backed securities, held to maturity     (4,610,445)           -         (4,575,313)
    Proceeds from repayments of mortgage-backed securities,
      held to maturity                                            5,663,017       5,413,446       5,799,821
    Purchase of investment securities, held to maturity          (9,987,650)     (9,992,125)     (9,983,375)
    Proceeds from maturities of investment securities,
      held to maturity                                           10,000,000      10,000,000      10,000,000
    Proceeds from redemption of Federal Home Loan Bank stock           -               -            153,200
    Loan disbursements                                          (14,927,543)     (6,636,897)     (8,166,185)
    Loan repayments                                               9,757,375       6,194,014       6,503,514
    Proceeds from sale of real estate owned                            -               -            147,250
    Property and equipment expenditures                            (127,379)       (191,221)       (202,157)
                                                                -----------     -----------     -----------
Net cash provided by (for) investing activities                  (4,232,625)      4,787,217        (323,245)
                                                                -----------     -----------     -----------

Cash flows from financing activities:
    Proceeds from exercise of stock options                         189,750            -             17,250
    Deposit receipts                                            360,038,437     332,832,845     328,187,728
    Deposit withdrawals                                        (358,908,515)   (341,490,636)   (329,190,908)
    Interest credited to deposit accounts                         3,659,000       3,717,000       3,827,000
    Payment of dividends                                           (106,605)       (104,017)       (103,630)
    Purchase of BIP stock                                              -             (6,922)       (155,250)
    Increase (decrease) in advance payments
      by borrowers for taxes and insurance                           91,903          22,962        (171,962)
                                                                -----------     -----------     -----------
Net cash provided by (for) financing activities                   4,963,970      (5,028,768)      2,410,228
                                                                -----------     -----------     -----------

Net change in cash and cash equivalents                           1,091,620         (15,143)      2,895,661
Cash and cash equivalents at beginning of year                   30,902,575      30,917,718      28,022,057
                                                                -----------     -----------     -----------

Cash and cash equivalents at end of year                      $  31,994,195      30,902,575      30,917,718
                                                                ===========     ===========     ===========

Cash paid during the year for:
   Interest                                                   $   3,864,274       3,912,686       4,038,551
   Income taxes                                                     239,000          77,226         291,190
Non-cash investing activities:
   Transfer of loans to foreclosed real estate                $      58,022          85,500            -
                                                                ===========     ===========     ========

See accompanying notes to consolidated financial statements.

                  MIDLAND FEDERAL SAVINGS AND LOAN ASSOCIATION
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


1)       Summary of Significant Accounting Policies

         The accounting and reporting policies of Midland Federal Savings and Loan Association (the "Association") and its subsidiaries conform to generally accepted accounting principles and to general practice within the thrift industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following is a description of the more significant policies which the Association follows in preparing and presenting its consolidated financial statements.

         Principles of Consolidation

         The consolidated financial statements include the accounts of Midland Federal Savings and Loan Association and its wholly-owned subsidiaries, Midland Service Corporation, MS Insurance Agency and Bridgeview Development Company. Significant intercompany transactions and balances have been eliminated in consolidation.

         Investment Securities, Available for Sale

         Investment securities available for sale are recorded in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". SFAS 115 requires the use of fair value accounting for securities available for sale or trading and retains the use of the amortized cost method for securities the Association has the positive ability and intent to hold to maturity.

         SFAS 115 requires the classification of debt and equity securities into one of three categories: held to maturity, available for sale, or trading. Held to maturity securities are measured at amortized cost. Unrealized gains and losses for trading securities are included in income. Unrealized holding gains and losses on available for sale securities are excluded from income and reported net of taxes as a separate component of stockholders' equity.

         The Association has designated certain investments in U.S. Government securities as available for sale, and has recorded these investments at their current fair value. Premiums and discounts are amortized and accreted into income over the remaining life of the security using the level yield method. Unrealized gains and losses are recorded in a valuation account which is included, net of income taxes, as a separate component of stockholders' equity. Gains and losses on the sale of these securities are determined using the specific identification method and are reflected in earnings when realized.

         Investment Securities and Mortgage-Backed Securities, Held to Maturity

         These securities are carried at cost, adjusted for amortization of premiums and accretion of discounts over the term of the security using the level yield method. These securities are not carried at fair value because the Association has both the ability and the intent to hold them to maturity.

1)       Summary of Significant Accounting Policies (continued)

         Loans Receivable and Related Fees

         Loans are stated at the principal amount outstanding, net of loans in process, deferred fees and the allowance for losses. Interest on loans is credited to income as earned and accrued only if deemed collectible. Loans are placed on nonaccrual status when, in the opinion of management, the full timely collection of principal or interest is in doubt. As a general rule, the accrual of interest is discontinued when principal or interest payments become 90 days past due or earlier if conditions warrant. When a loan is placed on nonaccrual status, previously accrued but unpaid interest is charged against current income.

         Loan origination fees are being deferred in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases". This statement requires that loan origination fees and direct loan origination costs for a completed loan be netted and then deferred and amortized into interest income as an adjustment of yield over the contractual life of the loan.

         The Association has adopted the provisions of SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures". These statements apply to all loans that are identified for evaluation except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment. These loans include, but are not limited to, credit card, residential mortgage and consumer installment loans. Substantially all of the Association's lending is excluded from the provisions of SFAS 114 and SFAS 118.

         Under these statements, of the remaining loans which are evaluated for impairment (a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement), there were no material amounts of loans which met the definition of an impaired loan during the year ended June 30, 1998 and no loans to be evaluated for impairment at June 30, 1998.

         Loans Receivable Held for Sale

         That portion of loans receivable designated as held for sale are recorded at the lower of cost or fair value in accordance with SFAS No. 65 "Accounting for Certain Mortgage Banking Activities". Unrealized declines in fair value are reflected as a charge to current earnings.

         Mortgage Servicing Rights

         The Association has adopted the provisions of SFAS 122, "Accounting for Mortgage Servicing Rights". This statement amends SFAS 65, "Accounting for Certain Mortgage Banking Activities" to require that a mortgage banking enterprise recognize as separate assets rights to service mortgage loans for others, however those servicing rights are acquired. SFAS 122 requires that a mortgage banking enterprise assess its capitalized mortgage servicing rights for impairment based on the fair value of those rights. The mortgage servicing rights are to be amortized over the life of the asset in proportion to the estimated net servicing income.

         The Association initially accounts for mortgage servicing rights using the discounted present value of estimated expected future cash flows. This amount is initially capitalized in other assets and subsequently amortized over the estimated life of the loan servicing income stream. The carrying value of the Association's mortgage serving rights, in relation to estimated servicing values, and the related amortization is reviewed by management on a quarterly basis. See note 6 for a discussion of the current year impact on financial position and results of operations.

1)       Summary of Significant Accounting Policies (continued)

         Allowance for Loan Losses

         The determination of the allowance for loan losses involves material estimates that are susceptible to significant change in the near term. The allowance for loan losses is maintained at a level adequate to provide for losses through charges to operating expense. The allowance is based upon past loss experience and other factors which, in management's judgement, deserve current recognition in estimating losses. Such factors considered by management include growth and composition of the loan portfolio, the relationship of the allowance for losses to outstanding loans and economic conditions.

         Management believes that the allowance is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Association's allowance for loan losses. Such agencies may require the Association to recognize additions to the allowance based on their judgements about information available to them at the time of their examination.

         Real Estate Owned

         Real estate acquired through foreclosure or deed in lieu of foreclosure is carried at the lower of fair value minus estimated costs to sell or the related loan balance at the date of foreclosure. Valuations are periodically performed by management and an allowance for loss is established by a charge to operations if the carrying value of a property exceeds its fair value minus estimated costs to sell. As of June 30, 1998, all real estate owned properties were evaluated for impairment based upon current appraisals, pending real estate contracts or other pertinent documentation. As a result of this evaluation, two real estate owned properties, located out of state, were written down by a charge to earnings in the amount of $167,000.

         Depreciation

         Depreciation of office properties and equipment is accumulated on the straight line basis over estimated lives of the various assets.

         Income Taxes

         The Association files a consolidated federal income tax return with its subsidiaries. The provision for federal and state taxes on income is based on earnings reported in the financial statements. Deferred income taxes arise from the recognition of certain items of income and expense for tax purposes in years different from those in which they are recognized in the consolidated financial statements. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         Consolidated Statements of Cash Flows

         For the purposes of reporting cash flows, the Association has defined cash and cash equivalents to include cash on hand, amounts due from depository institutions, interest-bearing deposits in other financial institutions and federal funds sold.

1)       Summary of Significant Accounting Policies (continued)

         Earnings per Share

         The Association computes its earnings per share (EPS) in accordance with SFAS No. 128, "Earnings per Share". This statement simplifies the standards for computing EPS previously found in Accounting Principles Board Opinion No. 5, "Earnings per Share" and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS and fully diluted EPS with diluted EPS.

         Basic EPS, unlike primary EPS, excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

         The following presentation illustrates basic and diluted EPS in accordance with the provisions of SFAS 128:

                                                    Years Ended June 30,
                                            ------------------------------------
                                               1998          1997          1996
                                            --------      --------      --------
Weighted average number of
  common shares outstanding used
  in basic EPS calculation                   354,948       346,725       345,551
Add common stock equivalents
  for shares issuable under
  Stock Option Plans                           4,262         8,362         5,884
                                            --------      --------      --------

Weighted average number of shares
  outstanding adjusted for common
  stock equivalents                          359,210       355,087       351,435
                                            ========      ========      ========


Net income                                  $594,593       295,818       575,176
Basic earnings per share                    $   1.68           .85          1.66
Diluted earnings per share                  $   1.66           .83          1.64

         EPS for prior periods has been restated to comply with the provisions of SFAS 128.

2)       Investment Securities, Held to Maturity

         Investment securities, held to maturity, are summarized as follows:

                                                          Gross        Gross
                                           Amortized   Unrealized   Unrealized     Fair
                                             Cost         Gains        Losses      Value
                                         ------------  ----------   ---------- ----------
         June 30, 1998

         United States Treasury notes     $19,989,055     44,643       3,229   20,030,469
                                          ===========    =======     =======   ==========

         Weighted average interest rate          5.80%
                                          ===========

         June 30, 1997

         United States Treasury notes     $19,989,524     24,881      25,342   19,989,063
                                          ===========    =======     =======   ==========

         Weighted average interest rate          5.80%
                                          ===========

         The contractual maturity of investment securities held to maturity are summarized as follows:

                                      June 30, 1998                    June 30, 1997
                               ---------------------------      --------------------------
                                 Amortized        Fair           Amortized         Fair
      Term to Maturity             Cost           Value             Cost          Value
      ----------------             ----           -----             ----          -----
Due in one year or less        $ 9,997,659      10,028,125       9,995,802       9,992,969
Due after one year through
  two years                      9,991,396      10,002,344       9,993,722       9,996,094
                               -----------     -----------     -----------     -----------

                               $19,989,055      20,030,469      19,989,524      19,989,063
                               ===========     ===========     ===========     ===========

3)       Investment Securities, Available for Sale

         Investment securities available for sale are recorded at fair value in accordance with SFAS 115. This portfolio is summarized as follows:

                                                         Gross       Gross
                                          Amortized   Unrealized  Unrealized      Fair
                                             Cost        Gains       Losses       Value
                                        ------------    -------     -------    ----------
         June 30, 1998

         United States Treasury bond      $    976,091    219,847        -       1,195,938
                                          ============    =======     =======    =========

         Weighted average interest rate           7.68%
                                          ============
         June 30, 1997

         United States Treasury bond      $     975,133    92,992        -       1,068,125
                                          =============   =======     =======    =========

         Weighted average interest rate            7.71%
                                          =============

         The contractual maturity of the above security is in the year 2016. There were no sales of investment securities available for sale during any of the periods presented.

4)       Mortgage-Backed Securities, Held to Maturity

         Mortgage-backed   securities,  held  to  maturity,  are  summarized  as
         follows:

                                                        Gross           Gross
                                    Amortized        Unrealized      Unrealized        Fair
                                       Cost             Gains           Losses         Value
                                   -----------      -----------     -----------     -----------
June 30, 1998
Participation certificates:
   FHLMC - Adjustable rate         $10,269,222          109,291           4,352      10,374,161
   FNMA  - Adjustable rate           4,291,512           71,187            --         4,362,699
   FHLMC - Fixed rate                4,011,807           25,246            --         4,037,053
   FNMA  - Fixed rate                1,859,437           74,107            --         1,933,544
   GNMA  - Fixed rate                  388,814            8,867             130         397,551
Investment in collateralized
  mortgage obligations:
FHLMC                                   23,831             --              --            23,831
                                   -----------      -----------     -----------     -----------

                                   $20,844,623          288,698           4,482      21,128,839
                                   ===========      ===========     ===========     ===========


Weighted average interest rate            6.82%
                                   ===========
June 30, 1997

Participation certificates:
    FHLMC - Adjustable rate      $13,360,001         206,406          91,034      13,475,373
    FNMA  - Adjustable rate        4,791,249          37,817            --         4,829,066
    FHLMC - Fixed rate               911,497            --            16,521         894,976
    FNMA  - Fixed rate             2,317,416          79,101            --         2,396,517
    GNMA  - Fixed rate               520,049           1,408           4,434         517,023
Investment in collateralized
  mortgage obligations:
 FHLMC                                35,504            --              --            35,504
                                 -----------     -----------     -----------     -----------

                                 $21,935,716         324,732         111,989      22,148,459
                                 ===========     ===========     ===========     ===========


Weighted average interest rate          6.82%
                                 ===========

5)       Loans Receivable

         Loans receivable are summarized as follows:

                                                               June 30,
                                                 ------------------------------
                                                      1998               1997
                                                 -----------        -----------
Mortgage loans:
   One-to-four family                            $34,370,408         28,788,335
   Multi-family                                    1,790,245          2,200,801
   Non-residential                                   244,232            263,949
   Construction                                      450,000            300,000
                                                 -----------        -----------

Total mortgage loans                              36,854,885         31,553,085
                                                 -----------        -----------
Other loans:
   Loans on deposit accounts                         463,748            425,224
   Auto loans                                        371,743            455,367
   Education loans                                 1,316,022          1,542,205
   Mobile home loans                                  10,295             20,920
   Other                                             138,825            138,079
                                                 -----------        -----------

Total other loans                                  2,300,633          2,581,795
                                                 -----------        -----------

Commercial business loans                             70,988             74,196
                                                 -----------        -----------

Total loans receivable                            39,226,506         34,209,076
                                                 -----------        -----------

Less:
   Loans in process                                   40,379            137,470
   Deferred loan fees and discounts                   17,086             96,780
   Allowance for uncollected interest                262,036            261,804
   Allowance for loan losses                         393,884            551,509
                                                 -----------        -----------

Loans receivable, net                            $38,513,121         33,161,513
                                                 ===========        ===========


Weighted average interest rate                          7.85%              8.19%
                                                 ===========        ===========

         Activity in the allowance for loan losses is summarized as follows:

                                                             Years Ended June 30,
                                                   -------------------------------------
                                                      1998           1997         1996
                                                     -------       -------       -------
         Balance, beginning of year                $ 551,509       595,601       666,043
         Provision for loan losses (recoveries)     (160,000)         -             -
         Recoveries previously charged-off             2,375         1,629       103,771
         Charge-offs                                    -          (45,721)     (174,213)
                                                     -------       -------       -------

         Balance, end of year                      $ 393,884       551,509       595,601
                                                     =======       =======       =======

         During the year ended June 30, 1998, the Association revised its policy for the establishment and maintenance of adequate levels of the allowance for loan and lease losses ("ALLL"). The loan loss recovery was the result of a reduction in the ALLL to a level consistent with the Association's revised policy based upon as assessment of the level of risk inherent in the Association's loan portfolio.

         Delinquent loans (loans having payments past due ninety days or more) at June 30, 1998 amounted to $465,323 or 1.2% of total loans in force. Comparable figures for 1997 were $317,198 or .9% of total loans.

         Loans to directors and executive officers aggregated $444,842 at June 30, 1998 and $454,085 at June 30, 1997. Such loans are made on substantially the same terms as those for other loan customers.

6)       Loans Receivable Held for Sale

         During the years ended June 30, 1998 and 1997, the Association sold loans to the Illinois Housing Development Authority under various programs. As such, the Association has designated a portion of the loan portfolio to be classified as held for sale. During the years ended June 30, 1998 and 1997, the Association sold first mortgage loans totaling $2,196,672 and $831,600 to the Illinois Housing Development Authority. The Association retained the servicing on these loans. Proceeds from the sale of these loans during the years ended June 30, 1998 and 1997 were $2,196,672 and $831,600 with no gain or loss realized on those sales. In addition, the Association recorded a gain of $29,076 and $10,802 for the years ended June 30, 1998 and 1997 on loan sales from the establishment of a mortgage servicing right asset in accordance with SFAS No. 122. During the years ended June 30, 1998 and 1997, the Association amortized $2,137 and $292 of this amount against current servicing fee income.

         As of June 30, 1998, $659,450 of newly originated fixed-rate thirty year original term loans qualifying for sale into the secondary market were classified in this portfolio. Loans held for sale are valued at the lower of cost or fair value in accordance with generally accepted accounting principles. There were no recognized, but unrealized, losses at June 30, 1998.

         At June 30, 1998, 1997 and 1996, loans serviced for others amounted to $3,841,991, $1,045,553 and $251,184 respectively.

7)       Accrued Interest Receivable

         Accrued interest receivable is summarized as follows:

                                                                June 30,
                                                     ---------------------------
                                                       1998               1997
                                                     --------           --------
Investment securities                                $252,060            250,087
Mortgage-backed securities                            178,297            206,573
Loans receivable                                      179,956            172,313
Other investments                                       9,151              9,323
                                                     --------           --------

                                                     $619,464            638,296
                                                     ========           ========

8)       Office Properties and Equipment

         Office properties and equipment are summarized as follows:

                                                                June 30,
                                                     ---------------------------
                                                         1998             1997
                                                     ----------       ----------
Land                                                 $  236,095          236,095
Buildings                                             1,655,841        1,655,841
Easement for parking lot and driveway                   223,050          223,050
Furniture, fixtures and equipment                     1,750,969        1,623,590
Automobiles                                              17,993           17,993
                                                     ----------       ----------
                                                      3,883,948        3,756,569
Less accumulated depreciation                         2,316,663        2,168,545
                                                     ----------       ----------

                                                     $1,567,285        1,588,024
                                                     ==========       ==========

         Depreciation of office properties and equipment for the years ended June 30, 1998, 1997 and 1996 amounted to $148,118, $117,169 and
         $134,225 respectively.

         The Association has a lease on vacant land located in Homer Township, Illinois. Rent expense for the years ended June 30, 1998, 1997 and 1996 amounted to $17,256 in each year.

         During July 1998, the Association entered into a lease for retail space and additional vacant land at the same location in Homer Township, Illinois. The retail space is leased for a period of ten years with a single ten year renewal option. The vacant land is leased for ten years with eight successive ten year renewal options and is contiguous to both the leased retail space and the land previously leased by the Association. The intent of the Association is to establish a full service branch banking facility at this location. The cost to construct this branch is anticipated to be approximately $425,000.

         Minimum rental commitments under the above leases are approximately as follows:

         Year ended June 30, 1999                                $  41,556
         Year ended June 30, 2000                                   53,336
         Year ended June 30, 2001                                   55,004
         Thereafter                                                524,000

9)       Prepaid Expenses and Other Assets

         Prepaid expenses and other assets consist of the following:

                                                                  June 30,
                                                         -----------------------
                                                            1998           1997
                                                         --------       --------
Prepaid federal insurance premiums                       $ 15,326         16,091
Prepaid insurance                                          44,866         60,861
Other prepaid expenses                                     72,422         59,768
Deferred premium on sale of loans                           4,209          4,327
Overpayment of federal income tax                          40,184         79,404
Deferred federal income tax benefit - net (a)             331,940        432,130
Insurance premiums due from customers                       7,195          8,100
Accounts receivable and other assets                      173,585         93,226
                                                         --------       --------

                                                         $689,727        753,907
                                                         ========       ========

         (a) The approximate tax effect of temporary differences that give rise to the Association's net deferred tax asset at June 30, 1998 and 1997, under SFAS 109 is as follows:

                                                  Assets     Liabilities       Net
                                                 --------     --------      --------
June 30, 1998

        Loan fees deferred for financial
          reporting purposes, net of costs       $   --         (9,550)       (9,550)
        Accelerated depreciation for tax
          purposes                                   --        (67,750)      (67,750)
        Tax basis of office building in
          excess of book basis                    514,395         --         514,395
        Bad debt reserves established for
          financial reporting purposes             51,045         --          51,045
        Increases to tax bad debt reserves
          since January 1, 1988                      --        (73,740)      (73,740)
        Nondeductible incentive plan expense        6,451         --           6,451
        Unrealized gain on securities
          available for sale                         --        (74,748)      (74,748)
        Other                                        --        (14,163)      (14,163)
                                                 --------     --------      --------

    Total                                        $571,891     (239,951)      331,940
                                                 ========     ========      ========

June 30, 1997

        Loan fees deferred for financial
          reporting purposes, net of costs       $ 14,100         --          14,100
        Accelerated depreciation for tax
          purposes                                   --        (63,900)      (63,900)
        Tax basis of office building in
          excess of book basis                    534,290         --         534,290
        Bad debt reserves established for
          financial reporting purposes             95,965         --          95,965
        Increases to tax bad debt reserves
          since January 1, 1988                      --       (105,300)     (105,300)
        Nondeductible incentive plan expense        6,451         --           6,451
        Unrealized gain on securities
          available for sale                         --        (31,617)      (31,617)
        Other                                        --        (17,859)      (17,859)
                                                 --------     --------      --------

    Total                                        $650,806     (218,676)      432,130
                                                 ========     ========      ========

10)      Deposits

         Deposit accounts are summarized as follows:

                                                                 June 30,
                                                     -----------------------------
                                                          1998             1997
                                                     ------------     ------------
   Passbook accounts                                 $ 40,716,178       40,983,575
   NOW accounts                                         8,265,836        8,468,143
   Money market accounts                                3,705,954        3,768,922
   Non-interest bearing demand deposit accounts         7,823,387        7,327,508
                                                     ------------     ------------

                                                       60,511,355       60,548,148

   Certificates of deposit by original maturity:
     7-91 days                                          2,630,620        1,544,158
     6-11 months                                       20,796,435       20,768,703
     12-29 months                                      13,286,120       10,662,363
     30 months and over                                 7,183,846        6,588,724
     Jumbo                                              3,353,470        2,860,828
                                                     ------------     ------------

                                                     $107,761,846      102,972,924
                                                     ============     ============

         The weighted average rate on deposit accounts at June 30, 1998 and 1997 was 3.85% and 3.77% respectively.

         A summary of certificates of deposit by maturity is as follows:

                                                             June 30,
                                                    1998                 1997
                                                -----------          -----------
Within 12 months                                $40,712,462           37,094,050
12 months to 24 months                            3,940,613            4,091,070
24 months to 36 months                            2,597,416            1,239,656
                                                -----------          -----------

   Total                                        $47,250,491           42,424,776
                                                ===========          ===========

         Interest expense on deposits consists of the following:

                                                Years Ended June 30,
                                    --------------------------------------------
                                       1998             1997             1996
                                    ----------       ----------       ----------
 Passbook accounts                  $1,184,927        1,228,031        1,272,295
 Certificate accounts                2,329,762        2,311,239        2,374,281
 NOW accounts                          227,604          223,683          218,486
 Money market accounts                 126,653          147,576          176,686
                                    ----------       ----------       ----------

Total                               $3,868,946        3,910,529        4,041,748
                                    ==========       ==========       ==========

         The aggregate amount of deposit accounts with a balance of $100,000 or greater was approximately $11,417,000 and $9,340,000 at June 30, 1998 and 1997 respectively. Deposits in excess of $100,000 are not insured by the Federal Deposit Insurance Corporation.

11)      Other Liabilities

         Other liabilities consist of the following:

                                                               June 30,
                                                      --------------------------
                                                         1998              1997
                                                      --------          --------
Accrued interest on deposits                          $ 24,789            20,117
Accrued real estate taxes                              130,218           140,922
Other accrued expenses                                  90,076            76,994
Insurance premiums payable                               3,616             6,509
Outstanding bank drafts                                 85,404            74,361
Other accounts payable                                  62,126            59,322
                                                      --------          --------

                                                      $396,229           378,225
                                                      ========          ========

12)      Retirement Plans and Other Employee Benefits

         The Association participates in the Financial Institution's Retirement Fund, a tax-qualified pension trust, which covers all eligible employees. The Plan is considered a multi-employer plan and as such, does not make separate actuarial valuations with respect to each employer, nor does it segregate plan assets. The procedures followed by the Retirement Fund meet the requirements of Financial Accounting Standards Board Statement No. 87, "Employers' Accounting for Pensions". The practice with respect to multiemployer plans has been to accept employer's contributions that are paid as its expense for accounting purposes. There have been no contributions paid to the Plan for the years ended June 30, 1998, 1997 and 1996 as the amount necessary to fund the Plan was eliminated by previous years' overfunding of the Plan.

         In addition, the Association established a qualified defined contribution plan (401(k) Plan) which covers all full-time employees having a minimum of twelve months of service and who are at least twenty-one years of age. Eligible employees may contribute from 2% to 12% of their monthly salaries. The Association will contribute an amount equal to 50%, 75% or 100% of the monthly contribution up to 3% of salary, depending upon years of employment. Employer contributions to the Plan amounted to $34,580, $30,678 and $27,864 for the years ended June 30, 1998, 1997 and 1996, respectively.

13)      Officer and Director Plans

         Stock Option and Incentive Plan

         In conjunction with the Conversion, the Association adopted the 1993 Stock Option and Incentive Plan (the "Stock Option Plan") for the benefit of the senior officers and directors of the Association. The number of shares of common stock authorized under the Stock Option Plan is 34,500, equal to 10.0% of the total number of shares issued in the Conversion. At the date of Conversion, 8,625 options were granted at $10 per share. The term of these options expire ten years from the date of grant. In addition, 17,250 options were granted to individuals who, at the time such incentive stock options were granted, owned stock possessing more than 10% of the total combined voting power of all classes of stock of the Association. These options were granted at a price of at least 110% of the fair value per share at the date of grant. The term of these options expire five years from the date of grant. Future grants are determined by the Board of Directors at option prices that are not less than the fair market value of the stock at the grant date and expire no later than ten years from the date of grant. All options granted under the Stock Option Plan become exercisable immediately. The following is an analysis of the stock option activity for each of the years in the three year period ended June 30, 1998 and the stock options outstanding at the end of the respective periods:

                                                                Exercise Price
                                                 Number      ---------------------------
         Options                                of Shares       Per Share        Total
         -------                                ---------       ---------        -----
         Outstanding at July 1, 1995              25,875     $ 10.00-11.00     $ 276,000
         Granted                                       0
         Exercised                                (1,725)            10.00       (17,250)
                                                  ------       -----------       -------

         Outstanding at June 30, 1996             24,150       10.00-11.00       258,750
         Granted                                   1,725             16.25        28,031
         Exercised                                     0

         Outstanding at June 30, 1997             25,875       10.00-16.25       286,781
         Granted                                       0
         Exercised                               (17,250)            11.00      (189,750)
                                                  ------       -----------       -------

         Outstanding at June 30, 1998              8,625     $ 10.00-16.25     $  97,031
                                                  ======       ===========       =======

         Exercisable at June 30, 1998              8,625     $ 10.00-16.25     $  97,031
                                                  ======       ===========       =======

         Options available for future
           grants at June 30, 1998                 6,900
                                                  ======

         As of June 30, 1998, the weighted average exercise price for options outstanding was $11.25 with a weighted average remaining contractual life of 5.6 years.

         The Association has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Association's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

         The Association implemented SFAS No. 123 "Accounting for Stock-Based Compensation" during the year ended June 30, 1997. The Association will retain its current accounting method for its stock based compensation plans. This statement will only result in additional disclosures for the Association, and as such, its adoption did not, nor is it expected to have, a material impact on the Association's financial condition or its results of operations.

         The following summarizes the pro forma net income as if the fair value method of accounting for stock-based compensation plan had been utilized:

                                                          Years Ended June 30,
                                                     ---------------------------
                                                          1998            1997
                                                     -----------         -------
Net income (as reported)                             $   594,593         295,818
Pro forma net income                                     594,593         293,041

Earnings per share - diluted (as reported)           $      1.66             .83
Pro forma diluted earnings per share                        1.66             .82

         The pro forma results presented above may not be representative of the effects reported in pro form net income for future years.

         The fair value of the option grants for the year ended June 30, 1997 was estimated using the Black Scholes Method, using the following assumptions: dividend yield of approximately 2.00%, expected volatility of 20.0%, risk free interest rate of 6.25%, and an expected life of approximately 10 years period.

         Bank Incentive Plan

         In conjunction with the Conversion, the Association formed a Bank Incentive Plan ("BIP"), which was authorized to acquire 3% of the total number of shares of common stock issued in the Conversion. The 10,350 shares were purchased for $162,172 with funds contributed to the BIP from the Association. This plan was established to award shares to employees in key management positions in order to provide them with a proprietary interest in the Association and to encourage them to remain with the Association. The shares have all been awarded and are vesting at a rate of 20% per year.

         The $162,172 contributed to the BIP is being amortized to compensation expense as the plan participants become vested in those shares. For the years ended June 30, 1998, 1997 and 1996, $32,435, $33,280 and $18,975
         had been amortized to expense. The unamortized cost, which is comparable to deferred compensation, is reflected as a reduction of stockholders' equity.

14)      Income Taxes

         The Association has adopted SFAS No. 109 which requires a change from the deferred method to the liability method of accounting for income taxes. Under the liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax bases of existing assets and liabilities.

         Among the provisions of SFAS 109 which impact the Association is the tax treatment of bad debt reserves. SFAS 109 provides that a deferred tax asset is to be recognized for the bad debt reserve established for financial reporting purposes and requires a deferred tax liability to be recorded for increases in the tax bad debt reserve since January 1, 1988, the effective date of certain changes made by The Tax Reform Act of 1986 to the calculation of savings institutions' bad debt deduction. Accordingly, retained earnings at June 30, 1998 includes approximately $1,100,000 for which no deferred federal income tax liability has been recognized. The provision for income taxes consists of the following:

                                                  Years Ended June 30,
                                  ----------------------------------------------
                                    1998               1997               1996
                                  --------           --------           --------
Current                           $281,295             12,262            298,563
Deferred                            57,059             88,549             12,323
                                  --------           --------           --------

                                  $338,354            100,811            310,886
                                  ========           ========           ========

         A reconciliation of the statutory federal income tax rate to effective income tax rate is as follows:

                                                          Years Ended June 30,
                                                    ----------------------------
                                                    1998        1997        1996
                                                    ----        ----        ----
Statutory federal income tax rate                   34.0%       34.0%       34.0%
Provision for loss on real estate owned              6.0          --         1.2
Recovery of loss on previous
  disposition of real estate owned                    --       (10.3)         --
Other                                               (3.7)        1.7         (.1)
                                                    ----        ----        ----

Effective income tax rate                           36.3%       25.4%       35.1%
                                                    ====        ====        ====

         Deferred federal income tax expense consists of the following tax effects of timing differences:

                                                      Years Ended June 30,
                                             -----------------------------------
                                               1998          1997         1996
                                             --------      --------     --------
 Loan fees                                   $ 23,650        23,600        5,547
 Depreciation                                  23,745        34,830       20,630
 Incentive plan                                  --            --         (6,451)
 Book loan loss provision (in excess of)
    less than tax deduction                    44,920        12,260       (5,565)
 Recapture of bad debt reserve                (31,560)         --           --
 Other                                         (3,696)       17,859       (1,838)
                                             --------      --------     --------

                                             $ 57,059        88,549       12,323
                                             ========      ========     ========

15)      Regulatory Capital Requirements

         The Association is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum total requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Association's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt correction action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classification are also subject to quantitative judgments by the regulators about components, risk weightings, and other factors.

         Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios, set forth in the table below of the total risk-based, tangible and core capital, as defined in the regulations. Management believes, as of June 30, 1998, that the Association meets all capital adequacy requirements to which it is subject.

         The Association, according to federal regulatory standards, is well-capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, the Association must maintain minimum total risk-based, tangible, and core ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

         At June 30, 1998 and 1997, the Association's regulatory equity capital was as follows:

                                                                          To Be Well-
                                                                       Capitalized Under
                                                     For Capital        Prompt Corrective
                                    Actual        Adequacy Purposes     Action Provisions
                            ------------------   ------------------   -------------------
                               Amount    Ratio      Amount   Ratio       Amount    Ratio
                            -----------  -----   -----------  ----    -----------  -----
         June 30, 1998

         Risk-based         $ 8,757,669  23.36%  $ 2,999,165  8.00%   $ 3,748,955  10.00%
         Tangible             8,622,538   7.33     1,765,110  1.50      2,941,850   2.50
         Core                 8,622,538   7.33     3,530,220  3.00      5,883,700   5.00

         June 30, 1997

         Risk-based         $ 8,191,549  24.21%  $ 2,706,821  8.00%   $ 3,383,525  10.00%
         Tangible             7,909,291   7.07     1,678,550  1.50      2,797,580   2.50
         Core                 7,909,291   7.07     3,357,100  3.00      5,595,170   5.00

16)      Stockholders' Equity

         As part of the Conversion, the Association established a liquidation account for the benefit of all eligible depositors who continue to maintain their deposit accounts in the Association after conversion. In the unlikely event of a complete liquidation of the Association, each eligible depositor will be entitled to receive a liquidation distribution from the liquidation account, in the proportionate amount of the then current adjusted balance for deposit accounts held, before distribution may be made with respect to the Association's capital stock. The Association may not declare or pay a cash dividend on, or repurchase any of, its capital stock if the effect thereof would cause the retained earnings of the Association to be reduced below the amount required for the liquidation account. Except for such restrictions, the existence of the liquidation account does not restrict the use or application of retained earnings.

         The Association's capital exceeds all of the fully phased-in capital requirements imposed by the Financial Institution Reform, Recovery, and Enforcement Act. OTS regulations generally provide that an institution that exceeds all fully phased-in capital requirements before and after a proposed capital distribution could, after prior notice but without the approval by the OTS, make capital distributions during the fiscal year of up to 100% of its net income to date during the fiscal year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the fiscal year. Any additional capital distributions would require prior regulatory approval.

17)      Financial Instruments with Off-Balance Sheet Risk

         The Association is a party to various transactions with off-balance sheet risk in the normal course of business. These transactions are primarily commitments to originate loans and to extend credit on previously approved unused lines of credit. These financial instruments carry varying degrees of credit and interest-rate risk in excess of amounts recorded in the consolidated financial statements.

         Commitments to originate mortgage loans of $2,057,360 at June 30, 1998 represents an amount which the Association plans to fund within the normal commitment period of 60 to 90 days. Of this amount, $2,007,360 are in fixed rate commitments with rates ranging from 6.750% to 7.625% and $50,000 in adjustable rate commitments. Because the credit worthiness of each customer is reviewed prior to extension of the commitment, the Association adequately controls their credit risk on these commitments, as it does for loans recorded on the balance sheet. The Association conducts all of its lending activities in the Chicagoland area. Management believes the Association has a diversified loan portfolio and the concentration of lending activities in these local communities does not result in an acute dependency upon economic conditions of the lending region.

         The Association has approved, but unused, equity lines of credit of approximately $597,000 at June 30, 1998. In addition, the Association has approved, but unused, credit card lines of credit amounting to approximately $176,000. The Association has also issued outstanding letters of credit totaling $50,000.

         At June 30, 1998, the Association had committed to sell mortgage loans to the Illinois Housing Development Authority in the amount of $659,450.

18)      Contingencies

         The Association is, from time to time, a party to certain lawsuits arising in the ordinary course of its business, wherein it enforces its security interest. Management, based upon discussions with legal counsel, believes that the Association is not engaged in any legal proceedings of a material nature at the present time.

19)      Litigation Settlement

         During the prior year, the Association settled a lawsuit that it had filed against a local real estate appraisal firm, arising out of the appraisers' alleged negligent appraisals of two single family residences which the Association had relied upon in its origination of mortgage loans secured by the two properties. The loans subsequently went into default. The Association obtained title to both properties by foreclosure and during a prior period disposed of both properties by sale at a substantial loss to the Association. The agreed upon settlement between the parties amounted to payment of $143,000 to the Association which resulted in the Association recovering its entire previously recorded loss on these two properties.

20)      FDIC Special Assessment and its Impact on SAIF Insurance Premiums

         The deposits of Midland Federal Savings and Loan Association, are presently insured by the Savings Association Insurance Fund ("SAIF"), which together with the Bank Insurance Fund ("BIF"), are the two insurance funds administered by the Federal Deposit Insurance Corporation ("FDIC"). Financial institutions which are members of the BIF were experiencing substantially lower deposit insurance premiums because the BIF had achieved its required level of reserves while the SAIF had not yet achieved its required reserves. In order to help eliminate this disparity and any competitive disadvantage due to disparate deposit insurance premium schedules, legislation to recapitalize the SAIF was enacted in September 1996.

         The legislation required a special one-time assessment of approximately
         65.7 cents per $100 of SAIF insured deposits held by the Association at March 31, 1995. The one-time special assessment has resulted in a charge to earnings of approximately $674,000 during the year ended June 30, 1997. The after-tax effect of this one-time charge to earnings totaled $445,000. The legislation was intended to fully recapitalize the SAIF fund so that commercial bank and thrift deposits would be charged the same FDIC premiums beginning January 1, 1997. As of such date, deposit insurance premiums for highly rated institutions, such as the Association, have been substantially reduced.

         The Association, however, will continue to be subject to an assessment to fund repayment of the Financing Corporation's ("FICO") obligations. The FICO assessment for SAIF insured institutions will be 6.48 cents per $100 of deposits while BIF insured institutions will pay 1.52 cents per $100 of deposits until the year 2000 when the assessment will be imposed at the same rate on all FDIC insured institutions.

21)      Disclosures About the Fair Value of Financial Instruments

         The following  methods and  assumptions  were used to estimate the fair
         value  of  each  class  of  financial   instruments  for  which  it  is
         practicable to estimate that value:

         Cash and cash equivalents: For cash and interest-bearing deposits, the carrying amount is a reasonable estimate of fair value.

         Investment securities: Fair values for securities are based on quoted market prices as published in financial publications or on quotes from third-party brokers.

         Securities available for sale: Fair values for securities available for sale are based on quoted market prices as published in financial publications or broker quotes.

         Mortgage-backed securities: Fair values for mortgage-backed securities are based on the lower of quotes received from various third-party brokers.

         Loans receivable: The fair value for fixed and adjustable rate mortgage loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms and collateral to borrowers of similar credit quality.

         Deposit liabilities: The fair value of demand deposits, savings accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar original maturities.

         The fair value of the Association's off-balance-sheet instruments is nominal.

         The estimated fair value of the Association's financial instruments as of June 30, 1998 and 1997 are as follows:

                                                           June 30, 1998
                                                   -----------------------------
                                                     Carrying           Fair
                                                       Amount           Value
                                                   ------------       ----------
Financial assets:
Cash and cash equivalents                          $ 31,994,195       31,994,195
Investment securities, held to maturity              19,989,055       20,030,469
Investment securities, available for sale             1,195,938        1,195,938
Mortgage-backed securities, held to maturity         20,844,623       21,128,839
Loans receivable, gross                              39,885,956       40,353,000

Financial liabilities:
   Deposits                                         107,761,846      107,831,000

                                                           June 30, 1997
                                                   -----------------------------
                                                     Carrying           Fair
                                                       Amount           Value
                                                   ------------       ----------
Financial assets:
 Cash and cash equivalents                         $ 30,902,575       30,902,575
Investment securities, held to maturity              19,989,524       19,989,063
Investment securities, available for sale             1,068,125        1,068,125
Mortgage-backed securities, held to maturity         21,935,716       22,148,459
Loans receivable, gross                              34,439,476       34,597,000

Financial liabilities:
   Deposits                                         102,972,924      102,908,000

22)      Subsequent Event

         During July 1998, the Association announced that it had adopted a holding company structure with the consummation of a reorganization transaction with Midland Capital Holdings Corporation (the "Company"), a Delaware corporation, becoming its unitary thrift holding company. The reorganization transaction was completed pursuant to a Merger Agreement and Plan of Reorganization adopted by the Association's Board of Directors on March 19, 1998 and approved by the Association's shareholders on July 15, 1998.

         The effective date of the reorganization was July 23, 1998. As a result of the reorganization transaction, each share of the Association's common stock outstanding on July 23, 1998 is converted and exchangeable for one share of the Company's common stock.

         At the July 1998 Board of Directors' meeting, the Company declared a quarterly dividend of $.075 per share, totaling $27,298, payable August 20, 1998 to shareholders of record as of August 10, 1998.

Officers and Directors

Officers                                    Directors

Paul Zogas                          Paul Zogas
President,                          President, Chief Executive Officer
Chief Executive Officer             and Chief Financial Officer
and Chief Financial Officer of      Chairman of the Board for
the Company and the Association     the Company and the Association

Charles Zogas                       Charles Zogas
Executive Vice President,           Executive Vice President,
Chief Operating Officer,            Chief Operating Officer,
Secretary and Treasurer of          Secretary and Treasurer
the Company and the Association

Richard Taylor                      Richard Taylor
Vice President, Trust Officer       Vice President, Trust Officer
and Assistant Secretary    of       and Assistant Secretary
the Company and the Association

Janice Cecott                       Algerd Brazis
Controller of the Company           Retired businessman and President
and the Association                 of the Knights of Lithuania Mid-America
                                    District

Muriel Kowalski                     Michael J. Kukanza
Assistant Vice President of         Principal in Compass Asset
the Company and the Association     Management, L.L.C.

Donna Chmiel                        Jonas Vaznelis
Internal Auditor of the             Retired businessman and Committee
Company and the Association         member of the Board of Zoning Appeals
                                    for Beverly Shores, Indiana.

Corporate Information

Investor Information
Midland Federal Savings and Loan Association is a wholly-owned subsidiary of Midland Capital Holdings Corporation. Shareholders, investors and analysts interested in additional information may contact at the Corporate Office: Paul Zogas, President, 8929 S. Harlem Avenue, Bridgeview, Illinois 60455

Annual Report on Form 10-KSB
A copy of Midland Capital Holdings Corporation's annual report on Form 10-KSB including financial statements, as filed with the SEC, is available without charge by writing our Corporate Office, Attn: Charles Zogas, Executive Vice President, 8929 S. Harlem Avenue, Bridgeview, Illinois 60455.

Annual Meeting of Shareholders
The Annual meeting of the Shareholders of Midland Capital Holdings Corporation will be held at 2:00 p.m., October 21, 1998, at the Corporate Office of the Company, 8929 S. Harlem Avenue, Bridgeview, Illinois. All shareholders are cordially invited to attend.

Stock Transfer Agent
Midland Capital Holdings Corporation's transfer agent, Registrar and Transfer Company, maintains all stockholder records and can assist with stock transfer and registration, lost certificates or address change, changes or corrections in social security or tax identification number, and 1099 tax reporting questions. If you have questions, please contact the stock transfer agent in writing at the address below:

         Registrar and Transfer Company
         10 Commerce Drive
         Cranford, New Jersey 07016-3572
         Attn: Corporate Relations

Corporate Counsel/Washington, D.C.
         Silver, Freedman & Taff, L.L.P.
         1100 New York Avenue, N.W.
         Washington, D.C. 20005-3934

Corporate Counsel/Chicago, Illinois
         Kamm, Shapiro & Blumenthal, Ltd.
         230 West Monroe Street - Suite 1100
         Chicago, Illinois 60606

Independent Auditors
         Cobitz, VandenBerg & Fennessy
         9944 South Roberts Road - Suite 202
         Palos Hills, Illinois 60465