Form 10KSB, Exhibit 13
period 1999-06-30
MIDLAND CAPITAL HOLDINGS CORP
filed 1999-09-28
CIK 1061234

Corporate Profile

Midland Capital Holdings Corporation (the "Company") is a Delaware corporation that was organized in 1998 by Midland Federal Savings and Loan Association (the "Association" or "Midland Federal") for the purpose of becoming its thrift institution holding company. Both the Company and the Association are headquartered in Bridgeview, Illinois, a southwest suburb of Chicago. The Association was founded in 1914 with the goal of providing personal financial services and home mortgage loans to communities located within the southwest side of the city of Chicago. The Company continues to fulfill that role today with two branch banking offices located in the Brighton Park and Marquette Park neighborhoods of the city of Chicago, its home office in Bridgeview, Illinois and a branch banking office located in Homer Township, Illinois, a southwest suburb of Chicago. Midland Federal also operates a wholly owned subsidiary, Midland Service Corporation. Common stock in Midland Capital Holdings Corporation is traded on the "pink sheets" published by the National Quotation Bureau, Inc.


Table of Contents

Letter to Shareholders.......................  2

Financial Highlights.........................  3

Selected Consolidated Financial
  Information................................  4

Management's Discussion and Analysis.........  6

Independent Auditor's Report................. 22

Consolidated Statements of
  Financial Condition........................ 23

Consolidated Statements of Income............ 24

Consolidated Statements of Changes in
  Stockholders' Equity....................... 25

Consolidated Statements of Cash Flows........ 26

Notes to Consolidated Financial
  Statements................................. 27

To Our Shareholders,

     The Company completed fiscal 1999 with earnings of $365,000, or $0.99 per diluted share and a book value of $24.71 per share, a year-end record. This year we also completed our reorganization as a unitary thrift holding company, successfully undertook a data center conversion of our on-line customer account data processing system with a new service provider and opened our newest full service banking facility in Homer Township, Illinois. While these initiatives were partially responsible for a reduction in net income, we believe that they have positioned the Company to compete more effectively in the future.

     The adoption of a unitary thrift holding company structure will afford the Company greater flexibility in its future operations. The data center conversion was a major operational undertaking that required additional expenditures related to data processing, computer software and support as well as staffing. These costs, however, were a necessary expenditure in order to bring our customers the latest in banking technology and to prepare our mission critical data processing systems for the Year 2000. We have successfully completed the renovation and testing of all of our mission critical systems, which testing has demonstrated that these systems are ready to operate beyond the Year 2000. This includes all of the computer and information systems that maintain information about customers, their accounts, balances and transactions. As a result, we are confident that the century date change will be transparent to our customers and we do not anticipate problems resulting from our tested systems. The opening of our Homer Township banking facility is an important investment in the growth of the Company's banking franchise. We are pleased with the positive response of the community to the Homer Township facility, which opened on April 12, 1999 and had deposit growth totaling $6.4 million at fiscal year end.

      The Company continued to build upon its core banking business in fiscal 1999 with a 12% increase in total deposits to $120.2 million, a year-end record. The Company's lending operations achieved growth of 26% in total loans during fiscal 1999, our fourth consecutive annual increase in the loan portfolio. Non-performing assets continued to decline and amounted to just .38% of total assets at fiscal year end. The Company also continued to build its capital base with stockholders' equity totaling $9.0 million, also a year-end record. At June 30, 1999 the Company's ratio of stockholders' equity to total assets was 6.91% and its banking subsidiary, Midland Federal, continued to meet all of the regulatory criteria for a 'well capitalized' designation throughout fiscal 1999.

     Fiscal 1999 was an important year for our Company. Not only did it mark its final fiscal year of the millennium, but it also laid the groundwork for its successful operations into the 21st century. I would like to thank all our shareholders for their support this year and into the new millennium.

                                          Sincerely,


                                          Paul Zogas
                                          Chairman and President

FINANCIAL HIGHLIGHTS


                                              Year Ended June 30,
                                    1999     1998     1997     1996     1995
                                 --------------------------------------------

                                            (Dollars in Thousands)

Total assets.................... $130,193  117,373  111,678  116,460  113,364
Loans receivable, net...........   49,349   39,173   33,392   32,776   31,036
Mortgage-backed securities......   15,882   20,845   21,936   27,410   28,736
Cash and cash equivalents.......   35,020   31,994   30,903   30,918   28,022
Investment securities ..........   25,092   21,185   21,058   21,033   21,078
Deposits........................  120,225  107,762  102,973  107,914  105,090
Stockholders' equity............    8,996    8,768    7,971    7,740    7,412

For the Period:
  Net interest income........... $  3,154    3,147    3,124    3,186    3,272
  Net income ...................      365      595      296      575      692

Per Common Share:
  Book value per share
    outstanding................. $  24.71    24.09    22.99    22.32    21.48

  Earnings per share outstanding
    basic....................... $   1.00     1.68      .85     1.66     2.01
    diluted..................... $    .99     1.66      .83     1.64     2.00

Financial Ratios:
  Stockholders' equity to
    total assets................     6.91%    7.47     7.14     6.65     6.54
  Non-performing assets to
    total assets................      .38%     .86      .86     1.90     2.24
  Net charge-offs to total loans      .06%      --      .13      .21      .32
  Net interest margin...........     2.73%    3.01     2.96     2.96     3.07
  Operating expenses to
    average assets (1)..........     3.01%    2.90     2.72     2.69     2.56
  Return on average assets (2)..      .30%     .54      .66      .50      .61
  Return on average
    stockholders' equity (2)....     4.08%    7.11     9.21     7.62     9.89


(1) Exclusive of real estate owned expenses and losses and FDIC special assessment.
(2) Exclusive of FDIC special assessment in the 1997 period.

SELECTED CONSOLIDATED FINANCIAL INFORMATION


SELECTED FINANCIAL CONDITION DATA:
                                                   At June 30,
                                    1999     1998     1997     1996     1995
                                 --------------------------------------------

                                                 (In Thousands)

Total assets.................... $130,193  117,373  111,678  116,460  113,364
Loans receivable, net...........   49,349   39,173   33,392   32,776   31,036
Mortgage-backed securities......   15,882   20,845   21,936   27,410   28,736
Cash and cash equivalents.......   35,020   31,994   30,903   30,918   28,022
Investment securities ..........   25,092   21,185   21,058   21,033   21,078
Deposits........................  120,225  107,672  102,973  107,914  105,090
Stockholders' equity............ $  8,996    8,768    7,971    7,740    7,412



SELECTED OPERATIONS DATA:                     Year Ended June 30,
                                    1999     1998     1997     1996     1995
                                 --------------------------------------------

                                                 (In Thousands)

Total interest income........... $  7,333    7,016    7,034    7,228    6,700
Total interest expense..........    4,179    3,869    3,910    4,042    3,428
                                    -----    -----    -----    -----    -----
Net interest income.............    3,154    3,147    3,124    3,186    3,272

Provision for loan losses
  (recoveries)..................       --     (160)      --       --      (80)
                                    -----    -----    -----    -----    -----
  Net interest income after
    provision for loan losses...    3,154    3,307    3,124    3,186    3,352

Non-interest income:
Loan related fees and charges...      300      238      146      102       32
Gain (loss) on sale of assets...       23       34       16       (7)       1
Deposit related fees  ..........      529      596      613      597      624
Other income....................      303      248      350      204      181
                                    -----    -----    -----    -----    -----
  Total non-interest income.....    1,155    1,116    1,125      896      838
                                    -----    -----    -----    -----    -----

Non-interest expense:
Staffing costs..................    2,008    1,789    1,670    1,546    1,393
Occupancy and equipment expense.      576      475      452      449      482
Federal deposit insurance
  premiums......................       64       63      142      239      263
FDIC special assessment.........       --       --      674       --       --
Real estate owned expenses......       82      261       98      129      222
Other expense...................    1,027      902      816      833      788
                                    -----    -----    -----    -----    -----
  Total non-interest expense....    3,757    3,490    3,852    3,196    3,148
                                    -----    -----    -----    -----    -----

Income before income taxes......      552      933      397      886    1,042
Provision for income taxes......      187      338      101      311      350
                                    -----    -----    -----    -----    -----
Net income ..................... $    365      595      296      575      692
                                    =====    =====    =====    =====    =====

SELECTED CONSOLIDATED FINANCIAL INFORMATION


SELECTED FINANCIAL RATIOS:
                                        At or For the Year Ended June 30,
                                    1999     1998     1997     1996     1995
                                 --------------------------------------------

Performance Ratios:
Return on average assets (1)....     .30%     .54      .66      .50      .61
Return on average stockholders'
  equity (1)....................    4.08%    7.11     9.21     7.62     9.89

Interest rate spread during
  period (2)....................    2.65%    2.92     2.91     2.90     3.05
Net interest margin (3).........    2.73%    3.01     2.96     2.96     3.07
Ratio of operating expenses to
  average total assets (4)......    3.01%    2.90     2.72     2.69     2.56
Ratio of average interest-
  earning assets to average
  interest-bearing liabilities..  110.63%  110.25   108.76   108.34   107.33

Asset Quality Ratios:
Non-performing assets to
  total assets..................     .38%     .86      .86     1.90     2.24
Allowance for loan losses to
  non-performing loans (5)......   79.66%   57.16   274.39    22.00    18.84
Allowance for loan losses to
  total loans...................     .74%    1.00     1.62     1.78     2.10

Capital Ratios:
Stockholders' equity to
  total assets..................    6.91%    7.47     7.14     6.65     6.54
Average stockholders' equity to
  average assets................    7.33%    7.52     6.81     6.61     6.13


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

                          MANAGEMENT'S DISCUSSION AND
                      ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

                                    GENERAL

Midland Capital Holdings Corporation (the "Company") is a Delaware corporation that was organized in 1998 for the purpose of becoming the thrift institution holding company for Midland Federal Savings and Loan Association (the "Association" or "Midland Federal"). The Association converted from a federal mutual savings and loan association to a federal stock savings and loan association on June 30, 1993 (the "Conversion"). In the Conversion, 345,000 shares of common stock, par value of $.01 per share, of the Association were sold in an initial public offering for an aggregate consideration of $3.45 million. On March 19, 1998 the Board of Directors of the Association adopted a proposal to reorganize the Association into a holding company form of organization in accordance with a Merger Agreement and Plan of Reorganization (the "Reorganization"). The holding company reorganization was approved by the Association's shareholders on July 15, 1998 and became effective on July 23, 1998. As a result of the Reorganization, the Association became a wholly owned subsidiary of Midland Capital Holdings Corporation, and each outstanding share of common stock of the Association became, by operation of law, one share of common stock of Midland Capital Holdings Corporation. At June 30, 1999 there were 363,975 shares of the Company's common stock outstanding.

The Company's results of operations are dependent primarily on net interest income, which is the difference between the interest income earned on its loan, mortgage-backed securities, and investment portfolios and its cost of funds, consisting of the interest paid on its deposits and borrowings. In addition, to a lesser extent, the Company's operating results are affected by non-interest income and non-interest expense. Non-interest expense includes operating expenses consisting primarily of employee salaries and benefits, office occupancy expenses, equipment costs, federal deposit insurance premiums, and other general and administrative expenses. Operational results are also affected by general economic conditions (particularly changes in interest rates), competition, government policies and actions of regulatory agencies.

The Company's operating philosophy is to provide, in a safe and profitable manner, financial services to families and local businesses in the communities served by its four offices. The Company's immediate market area consists of Southwest Chicago and the Southwest suburban communities of Bridgeview, Oak Lawn, Palos Hills, Hickory Hills, Burbank, Chicago Ridge, Lockport, Orland Park and Lemont. Consistent with its operating philosophy, the Company focuses upon attracting deposits from the general public and using such deposits to originate residential mortgage, and to a lesser extent, consumer, multi-family and other loans in its primary market area. The Company also makes substantial investments in mortgage-backed securities, investment securities consisting primarily of U.S. government and agency obligations and liquid assets in an effort to control interest rate risk.

                        MANAGEMENT OF INTEREST RATE RISK

An evaluation of the interest rate risk position of a financial institution typically entails an examination of the sensitivity of the institution's balance sheet to changes in interest rates and the capacity of the institution to absorb losses resulting from movements in interest rates. The sensitivity of an institution's balance sheet depends upon the composition of the institution's assets and liabilities. The Company manages interest rate risk by analyzing the extent to which its assets and liabilities are interest rate sensitive and then developing strategies to reduce the vulnerability of its operations to changes in interest rates.

Management uses analytical tools provided by the Office of Thrift Supervision ("OTS") to measure and predict the Association's level of interest rate risk under a variety of market scenarios. In evaluating an institution's interest rate risk profile, the OTS focuses on Net Portfolio Value ("NPV"), which is a proxy for the economic value, or net present value, of an institution's worth. NPV is defined as the present value of assets, less the present value of liabilities, plus the net present value of off balance sheet contracts. OTS measures an institution's vulnerability to interest rate risk by examining the "Pre-Shock NPV Capital Ratio", the "Post-Shock NPV Capital Ratio" and the "Sensitivity Measure". The Pre-Shock NPV Capital Ratio is the leverage ratio of equity-to-assets expressed in present value terms and is calculated by dividing an institution's base-case NPV by the present value of its assets. The Post-Shock NPV Capital Ratio, also referred to as the "Exposure Measure", is an estimate of what an institution's NPV capital ratio would be after a hypothetical adverse 200 basis point shock in interest rates. The Sensitivity Measure gauges the magnitude of loss that an institution would suffer from a 200 basis point movement in interest rates. The Sensitivity Measure is calculated as the difference between the Post Shock NPV Capital Ratio and the Pre-Shock NPV Capital Ratio, expressed in basis points. The OTS Interest Rate Risk Exposure Model measures an institution's interest rate risk by approximating its NPV under various market interest rate scenarios which range from a 300 basis point increase to a 300 basis point decrease in market interest rates.

Certain shortcomings are inherent in the methodology described in the above interest rate risk measurements. Measuring changes in NPV requires certain assumptions that may tend to oversimplify the manner in which actual yields and costs respond to changes in market interest rates. For example, the model assumes that the actual composition of the Association's interest sensitive assets and liabilities remain constant over the period being measured. Also, the model assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or re-pricing of specific assets and liabilities. Finally, the model does not take into account the impact of the Association's business or strategic plans on the structure of interest-earning assets and interest-bearing liabilities. Accordingly, although the NPV measurement provides an indication of the Association's interest rate risk exposure at a particular point in time, such measurement is not intended to, and does not provide, a precise forecast of the effect of the changes in market interest rates on the Association's net interest income and will differ from actual results. The results of the OTS's NPV model are monitored by management and presented to the Board of Directors quarterly.

The interest rate risk policy of the Association has established Board approved limits on interest rate risk that are defined in terms of net portfolio value. These limits specify the minimum NPV Ratio that the Board is willing to allow under current interest rates and for a range of six hypothetical interest rate scenarios of plus and minus 100, 200 and 300 basis points from the actual term structure of interest rates observed at quarter end. The Association uses a variety of tools to limit interest rate risk. First, the Association has focused a portion of its residential lending and investments on adjustable-rate mortgages ("ARMs") and mortgage-backed securities, which generally both re-price within one year, although the Association continues to originate long term fixed-rate mortgages in recognition of market demand and the potential for increased margin. Second, the Association maintains a high level of liquidity and has focused its investment activities in cash equivalents, two year U.S Treasury Notes, balloon mortgage-backed securities and intermediate term investments. Third, the Association seeks to maintain a large percentage of its deposit liabilities in passbook and transaction accounts, which are considered to be relatively resistant to changes in interest rates.

The Association's interest rate sensitivity of net portfolio value is shown in the following table, which shows the NPV and projected change in the NPV of the Association at June 30, 1999 assuming an instantaneous and sustained change in market interest rates of 100, 200 and 300 basis points.

                      NET PORTFOLIO VALUE          NPV AS % OF ASSETS

Change in Rates   $ Amount  $ Change  % Change      NPV Ratio  Change

(Basis Points)  (Thousands)
   +300 bp          9,985    -1,510      -13           7.63   -102 bp
   +200 bp         10,656      -839       -7           8.09    -56 bp
   +100 bp         11,212      -283       -2           8.47    -18 bp
      0 bp         11,495        --       --           8.65     -- bp
   -100 bp         11,523        28        0           8.65      0 bp
   -200 bp         12,167       672        6           9.07    +42 bp
   -300 bp         12,974     1,479       13           9.60    +95 bp

                      FINANCIAL CONDITION AT JUNE 30, 1999

During the year ended June 30, 1999, total assets of the Company increased by $12.8 million to $130.2 million from $117.4 million at June 30, 1998. This increase was primarily the result of an increase in deposits in the amount of $12.4 million to $120.2 million at June 30, 1999. Net loans receivable and loans available for sale increased $10.1 million to $49.3 million at June 30, 1999. Loan disbursements totaled $24.96 million compared to $17.6 million during the year ended June 30, 1998. Principal payments to loans during the year ended June 30, 1999 totaled $11.5 million compared to $9.8 million during the year ended June 30, 1998. The balance of mortgage-backed securities decreased by $5.0 million to $15.9 million due to repayments of mortgage-backed securities in the amount of $6.1 million, which exceeded purchases of mortgage-backed securities in the amount of $1.1 million during the fiscal year. The $10.1 million increase in net loans receivable was funded by both the $5.0 million decrease in mortgage-backed securities and the by the increase in deposits during the fiscal year.

In fiscal 1999 the Company originated $3.1 million in single family mortgage loans in conjunction with the Illinois Housing Development Authority's ("IHDA") first time home buyers program. As required by the program, the Company completed the sale of $3.3 million of these loans to the IHDA in fiscal 1999 and will continue to service these loans for the IHDA and these customers. In fiscal 2000 the Company plans to continue to participate in the IHDA first time home buyers program and to market its loan products to local real estate brokers through Company loan origination personnel.

Cash and cash equivalents increased to $35.0 million at June 30, 1999 from $32.0 million at June 30, 1998. The balance of investment securities also increased by $3.9 million to $25.1 million at June 30, 1999. The weighted average remaining maturity of the Company's investment securities portfolio at June 30, 1999 was
2.1 years. Both the $3.0 million increase in cash and cash equivalents and the $3.9 million increase in investment securities were funded by the increase in deposits, discussed above.

Deposits for the year ended June 30, 1999 increased $12.4 million as deposit activity of $388.1 million and interest credited to deposit accounts in the amount of $3.9 million exceeded withdrawal activity of $379.6 million. The increase in deposits is the result of a $6.1 million increase in certificate of deposit accounts, a $3.6 million increase in transaction accounts including money market accounts and a $2.7 million increase in passbook deposit accounts. The net increase in savings deposits is primarily attributed to aggressive pricing and promotion of certificate of deposit accounts at the Company's new branch office location in Homer Township, Illinois.

Stockholders' equity increased $228,000 to $9.0 million at June 30, 1999 from $8.8 million at June 30, 1998. The increase in stockholders' equity was primarily due to earnings in the amount of $365,000 offset by dividends paid on common stock in the amount of $109,000 and a $65,000.00 decline in market value, net of income taxes, from securities classified 'available for sale.

Non-performing assets totaled $500,000 at June 30, 1999 as compared to $1.0 million at June 30, 1998. Non-performing assets at June 30, 1999 consist of $263,000 in non-accruing loans and $276,000 in real estate owned property, both stated net of specific reserves. At June 30, 1999 non-accruing loans are comprised of $162,000 in three single family residential mortgage loans, $38,000 in one multi-family residential mortgage loan and $24,000 in non-mortgage loans. General allowances for loan losses total $178,000 or 79.66% of net non-performing loans at June 30, 1999. At June 30, 1999 real estate owned consist of one out-of-state single family residential property with a net book value of $276,000.


                             RESULTS OF OPERATIONS

The Company's operating results depend primarily on the level of its net interest income and non-interest income as well as the level of its operating expenses. Net interest income depends upon the volume of interest-earning assets and interest-costing liabilities and the interest rate earned or paid on them. The Company receives non-interest income in the form of fees charged for services related to transaction and other deposit accounts. Fee income is also generated by the Company's loan origination and loan brokerage operations, as well as its loan servicing operations in the form of late payment and loan servicing fees. Personnel costs, office occupancy and equipment expenses and deposit insurance premiums comprise the largest components of the Company's non-interest expense.

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



                                               Year Ended June 30,

                              1999                     1998                       1997
                     ----------------------   ----------------------   ----------------------
                     Average Interest Yield   Average Interest Yield   Average Interest Yield
                     Balance  Earned/  and    Balance  Earned/  and    Balance  Earned/  and
                               Paid   Rates             Paid   Rates             Paid   Rates
                     -------- ------- -----   -------- ------- -----   -------- ------- -----

                                              (Dollars in Thousands)
Interest-Earning
  Assets:
Loans Receivable (1) $ 46,270 $3,442  7.44%     34,701 $2,792  8.04%   $ 32,868  $2,699  8.21%
Mortgage-backed
  securities........   18,457  1,214  6.58      23,065  1,552  6.73      24,518   1,604  6.54
Investment and other
  securities........   21,441  1,213  5.66      21,142  1,248  5.90      21,049   1,277  6.07
Interest-bearing
  deposits..........   28,826  1,426  4.95      25,234  1,387  5.50      26,549   1,416  5.33
FHLB stock..........      582     38  6.43         554     37  6.75         554      38  6.81
                      -------  -----  ----      ------  -----  ----     -------   -----  ----
    Total interest-
      earning assets $115,576 $7,333  6.34%   $104,696 $7,016  6.70%   $105,538  $7,034  6.67%
                      -------  -----  ----      ------  -----  ----     -------   -----  ----
Interest-Bearing
  Liabilities:
Certificates of
  deposit........... $ 50,000 $2,557  5.11%   $ 43,122 $2,330  5.40%   $ 43,264  $2,311  5.34%
Passbook accounts...   41,323  1,229  2.97      40,097  1,185  2.96      41,564   1,228  2.95%
Money market and
  NOW accounts......   13,151    393  2.99      11,744    354  3.02      12,214     371  3.04%
                      -------  -----  ----      ------  -----  ----     -------   -----  ----
    Total interest-
      bearing lia-
      bilities...... $104,474 $4,179  4.00%   $ 94,963 $3,869  4.07%   $ 97,042  $3,910  4.03%
                      =======  -----  ----      ======  -----  ----     =======   -----  ----

Net earning assets.. $ 11,102                 $  9,733                 $  8,496
                      =======                   ======                  =======
Net-interest income.          $3,154                   $3,147                    $3,124
                               =====                    =====                     =====
Net-interest rate
  spread (2)........                  2.34%                    2.63%                     2.64%
                                      ====                     ====                      ====
Net-interest margin.                  2.73%                    3.01%                     2.96%
                                      ====                     ====                      ====

Average interest-
  earning assets to
  average interest-
  bearing liabilities         110.63%                  110.25%                    108.76%
                              ======                   ======                     ======


(1) Calculated net of deferred yield adjustments, loan discounts, loans in process and loss reserves.
(2) Net-interest rate spread would be increased to 2.65%, 2.92% and 2.91% for the periods shown if the positive impact of average non-interest bearing demand deposits ($8,581, $7,386 and $6,990 for the periods shown) is considered.

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

                                               Year Ended June 30,


                             1999   vs.   1998                   1998   vs.  1997
                       ------------------------------    ------------------------------
                       Increase (decrease) due to          Increase (decrease) due to
                       ------------------------------    ------------------------------

                                        Rate/                               Rate/
                       Volume   Rate   Volume   Net        Volume   Rate   Volume   Net
                       ------  ------  ------  ------      ------  ------  ------  ------

                                            (Dollars in Thousands)
Interest-Earning
  Assets:
Loans Receivable....   $ 931   $(211)  $( 70)  $ 650       $ 150   $( 54)  $(3)  $  93
Mortgage-backed
  securities........    (310)   ( 35)      7    (338)       ( 95)     46    (3)   ( 52)
Investment and other
  securities........      18    ( 52)   (  1)   ( 35)          6    ( 35)   --    ( 29)
Interest-bearing
  deposits..........     197    (138)   ( 20)     39        ( 70)     43    (2)   ( 29)
FHLB stock..........       1      --      --       1          --    (  1)   --    (  1)
                        ----    ----     ---     ---        ----     ---   ---    ----
    Total interest-
      earning assets   $ 837   $(436)  $( 84)  $ 317       $(  9)  $(  1)  $(8)  $( 18)
                        ----    ----     ---     ---        ----     ---   ---    ----
Interest-Bearing
  Liabilities:
Certificates of
  deposit...........   $ 372    (125)   ( 20)    227       $(  8)  $  27   $--   $  19
Passbook accounts...      36       8      --      44        ( 43)     --    --    ( 43)
Money market and
  NOW accounts......      42    (  3)     --      39        ( 14)   (  3)   --    ( 17)
                        ----    ----     ---     ---        ----     ---   ---    ----
    Total interest-
      bearing liab-
      ilities.......   $ 450   $(120)  $( 20)  $ 310       $( 65)  $  24   $--   $( 41)
                        ----    ----     ---     ---        ----     ---   ---    ----

Net change in net
  interest income...                           $   7                             $  23
                                                 ===                              ====



                        COMPARISON OF OPERATING RESULTS
                           FOR THE FISCAL YEARS ENDED
                        JUNE 30, 1999 AND JUNE 30, 1998

The Company had net income of $365,000 in fiscal 1999 compared to net income of $595,000 for fiscal 1998. The decrease in net income is primarily attributed to a $267,000 increase in non-interest expense and the elimination of a $160,000 recovery of loan loss provisions in the prior year period offset by a $39,000 increase in non-interest income and a $151,000 reduction in the provision for income taxes.

Net interest income before provision for loan losses remained approximately the same in fiscal 1999 and 1998, totaling $3.2 million in both years. The average balance of net earning assets increased $1.4 million to $11.1 million in fiscal 1999 from $9.7 million in the prior fiscal year. Net interest margin and interest rate spread decreased in fiscal 1999 to 2.73% and 2.65%, respectively, from 3.01% and 2.92%, respectively, in fiscal 1998, as a result of lower market interest rates during the current fiscal year. The ratio of average interest earning assets to average interest bearing liabilities increased to 110.63% in fiscal 1999 from 110.25% in fiscal 1998.

INTEREST INCOME
Interest income increased $317,000 in fiscal 1999 to $7.3 million. This increase in interest income resulted from a $10.9 million increase in the average balance of interest earning assets to $115.6 million in fiscal 1999 from $104.7 million in fiscal 1998. The increase in the average outstanding balance of interest earnings assets was partially offset by a decrease in the average yield earned on interest earning assets to 6.34% in fiscal 1999 from 6.70% in fiscal 1998 as a result of lower market interest rates.

Interest on loans receivable increased $650,000, or 23.3%, in fiscal 1999 to $3.4 million compared with fiscal 1998. The increase in interest income was attributed to an $11.6 million increase in the average outstanding balance of net loans receivable to $46.3 million in fiscal 1999 from $34.7 million in fiscal 1998. The increase in loans was the result of a 42% increase in loan originations which more than offset a 24% increase in loan repayments and loan sales during the current fiscal year. The increase in the average balance of net loans receivable was partially offset by a decrease in the average yield earned on loans receivable to 7.44% in fiscal 1999 from 8.04% in fiscal 1998.

Interest on mortgage-backed securities decreased $338,000, or 21.7%, to $1.2 million in fiscal 1999 compared with fiscal 1998. The decrease in interest income was primarily attributed to a $4.6 million reduction in the average outstanding balance of mortgage-backed securities to $18.5 million in fiscal 1999 from $23.1 million in fiscal 1998 as well as to a decrease in the average yield earned on mortgage-backed securities to 6.58% in fiscal 1999 from 6.73% in fiscal 1998.

Interest earned on investment securities decreased $35,000, or 2.8%, in fiscal 1999. The decrease in interest income resulted primarily from a decrease in the average yield on investment securities to 5.66% in fiscal 1999 compared to 5.90% in fiscal 1998.

Interest earned on interest bearing deposits increased $39,000, or 2.8%, in fiscal 1999. The increase in interest income is attributed to a $3.6 million increase in the average outstanding balance of interest bearing deposits to $28.8 million in fiscal 1999 from $25.2 million in fiscal 1998 which offset a decrease in the average yield earned on interest bearing deposits to 4.95% in fiscal 1999 from 5.50% in fiscal 1998. The Company maintained its investments in interest bearing deposits in response to the potential for higher short term market interest rates at the end of fiscal 1999 and into fiscal 2000.

INTEREST EXPENSE
Interest expense increased $310,000, or 8.0%, to $4.2 million in fiscal 1999. The increase in interest expense in fiscal 1999 was primarily the result of a $9.5 million increase in the average outstanding balance of interest costing deposits to $104.5 million in fiscal 1999 from $95.0 million in fiscal 1998 which was partially offset by a decrease in the average yield paid on interest costing deposits to 4.00% in fiscal 1999 compared to 4.07% in fiscal 1998. The increase in savings deposits is primarily attributed to aggressive pricing and promotion of certificate of deposit accounts by the Company.

PROVISIONS FOR LOSSES ON LOANS
The Company maintains an allowance for loan losses based upon management's periodic evaluation of known and inherent risks in the loan portfolio, the Company's past loan loss experience, adverse situations that may affect borrowers' ability to repay loans, estimated value of the underlying collateral and current and expected market conditions. The Company incurred $30,000 in loan charge-offs during fiscal 1999. During fiscal 1999 the Company increased its general allowance for loan losses to $178,000 at fiscal year end from $150,000 at the prior fiscal year end. At fiscal year end, the $178,000 general allowance for loan losses was determined by the Company to be consistent with its policy for the establishment and maintenance of adequate levels of general loan loss allowances. The $28,000 increase in the Company's general allowance for loan losses during fiscal 1999 was the result of $54,000 in recoveries from fully reserved loans which loss reserves were transferred from specific allowance to general and $2,000 in recoveries from loans previously charged off. These loan loss recoveries were offset by $28,000 in loans that were charged off out of the general allowance for loan losses during the current fiscal year.

At June 30, 1999, the Company was aware of no regulatory directives or suggestions that the Company make additional provisions for losses on loans. Although the Company believes its allowance for loan losses is at a level that it considers to be adequate to provide for potential losses, there can be no assurance that such losses will not exceed the estimated amounts.

NON-INTEREST INCOME
Non-interest income increased $39,000 to $1.2 million in fiscal 1999 from $1.1 million in fiscal 1998. The increase in non-interest income in fiscal 1999 is primarily attributed to a $63,000 increase in loan fees and service charges, a $22,000 profit on the sale of real estate owned properties, a $16,000 increase in profit on sale of loans and an $11,000 increase in commission income. The increase in loan fees and service charges was the result of increased loan brokerage revenues and loan origination activity in fiscal 1999 compared to fiscal 1998, as discussed above. The increase in commission income was the result of an increase in the sale of annuity products in fiscal 1999 compared to the prior fiscal year. These increases in non-interest income were offset by a $67,000 decrease in deposit related fees in fiscal 1999 compared to the prior fiscal year. The decrease in deposit related fees in fiscal 1999 is attributed to a decrease in the level of demand deposit service charges resulting from decreased overdraft activity compared to the prior fiscal year. Deposit related fees also declined as a result of the implementation of new customer account data processing systems in the fiscal second quarter which system changes negatively impacted fee income while these system changes were implemented.

NON-INTEREST EXPENSE
Non-interest expense increased $267,000 to $3.8 million in fiscal 1999 compared to $3.5 million in the prior fiscal year. The primary factors for the increase in non-interest expense were a $220,000 increase in staffing costs, a $101,000 increase in occupancy and equipment expense, a $52,000 increase in computer software and support expense and a $47,000 increase in data processing fees, as compared with the prior fiscal year. These increases in non-interest expense were offset by a $165,000 reduction in provision for loss on real estate owned, a $21,000 reduction in legal expense and a $14,000 reduction in real estate owned expenses in fiscal 1999 compared with the prior year period. The increase in non-interest expense in fiscal 1999 is primarily attributed to the opening and operations of the Company's fourth banking facility in Homer Township, Illinois. Non-interest expense also increased as a result of the conversion of the Company's on-line customer account data processing and certain other data processing and computer systems to a new service provider in fiscal 1999 in order to bring mission critical data processing and computer systems into year 2000 compliance.

INCOME TAXES
Provisions for income taxes decreased by $151,000 to $187,000 in fiscal 1999 from $338,000 in fiscal 1998. The decreased income tax provision for fiscal 1999 was due primarily to the decrease in operating income as compared to fiscal 1998.

                        COMPARISON OF OPERATING RESULTS
                           FOR THE FISCAL YEARS ENDED
                        JUNE 30, 1998 AND JUNE 30, 1997

Midland Federal had net income of $595,000 in fiscal 1998 compared to net income of $296,000 for fiscal 1997. Net income for the fiscal year ended June 30, 1997 included an after tax charge in the amount of $445,000 for a special assessment levied by the Federal Deposit Insurance Corporation ("FDIC") to re-capitalize the Savings Association Insurance Fund ("SAIF").

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

Net income was increased in fiscal 1998 as a result of a $363,000 decrease in non-interest expense. The decrease in non-interest expense was attributable to the elimination of a non-recurring $674,000 special assessment levied by the FDIC to re-capitalize the SAIF as well as a $79,000 decrease in regular deposit insurance premiums. These decreases in non-interest expense were offset by a $167,000 provision for loss on real estate owned properties, a $119,000 increase in staffing costs, and smaller increases in computer software and support expense, occupancy and equipment expense, legal expense and data processing costs.

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

Interest on mortgage-backed securities decreased $52,000, or 3.2%, in fiscal 1998. The decrease in interest income was attributed to a $1.4 million reduction in the average outstanding balance of mortgage-backed securities to $23.1 million in fiscal 1998 from $24.5 million in fiscal 1997. The lower average outstanding balance of mortgage-backed securities was partially offset by an increase in the average yield earned on mortgage-backed securities to 6.73% in fiscal 1998 from 6.54% in fiscal 1997.

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

At June 30, 1998 the general allowance for loan losses totaled 57.16% of net non-performing loans. At June 30, 1998, the Association was aware of no regulatory directives or suggestions that the Association make additional provisions for losses on loans. Although the Association believes its allowance for loan losses is at a level that it considers to be adequate to provide for potential losses, there can be no assurance that such losses will not exceed the estimated amounts.

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

NON-INTEREST EXPENSE

Non-interest expense decreased $363,000 during fiscal 1998 to $3.5 million from $3.9 million in the prior fiscal year. The decrease in non-interest expense was primarily the result of the elimination of a non-recurring $674,000 special assessment levied by the FDIC to re-capitalize SAIF, along with a $79,000 decrease in regular deposit insurance premiums to $63,000 from $142,000 in the prior fiscal year. The reduction in quarterly deposit insurance premiums was due to a reduction in the Association's FDIC insurance premium rate effective
January 1, 1997. As of such date, deposit insurance premium rates for highly rated institutions, such as the Association, were reduced to zero due to the re-capitalization of the SAIF, discussed above. However, all savings associations, including the Association, continue to be charged a debt service assessment by the FDIC to fund repayment of certain debt obligations of the
Financing Corporation which were undertaken pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 to fund the FSLIC Resolution Fund. Non-interest expense was increased in fiscal 1998 as a result of a $167,000 provision for loss on real estate owned properties, as well as a $119,000 increase in staffing costs. The $167,000 provision for loss on real estate owned properties was made to further reduce the Association's investment in two out of state condominium properties as a result of recent comparable sales activity and pending sale negotiations regarding such properties. Non-interest expense was also increased in fiscal 1998 as a result of a $25,000 increase in computer software and support expense, a $23,000 increase in occupancy and equipment expense, a $20,000 increase in legal expense and a $16,000 increase in data processing expense. The $20,000 increase in legal expense was the result of expenses associated with the Association's proposal to adopt a holding company structure, discussed above.

INCOME TAXES

Provisions for income taxes increased by $237,000 to $338,000 in fiscal 1998 from $101,000 in fiscal 1997. The increased income tax provision for fiscal 1998 was due primarily to the increase in operating income as compared to fiscal 1997.

                        LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of funds are deposits, loan and mortgage- backed securities repayments, proceeds from the maturities of investment securities and other funds provided by operations. In addition, the Association may borrow funds from the Federal Home Loan Bank of Chicago (the "FHLB").

The Company maintains investments in liquid assets based upon management's assessment of (i) the Company's need for funds, (ii) expected deposit flows,
(iii) the yields available on short-term liquid assets and (iv) the objectives of the Company's asset/liability management program. The OTS requires members of the FHLB system to maintain minimum levels of liquid assets. OTS regulations currently require the Association to maintain an average daily balance of liquid assets equal to at least 4% of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. At June 30, 1999, the Association's regulatory liquidity ratio was 56.5%. At such date, the Association had commitments to originate $842,000 in single family mortgage loans, commitments to sell $535,000 in single family mortgage loans and no commitments to purchase loans.

The Company considers its liquidity and capital reserves sufficient to meet its outstanding short and long-term needs. The Company expects to be able to fund or refinance, on a timely basis, its material commitments and long-term liabilities. The Company's liquidity, represented by cash and cash equivalents, is a combination of its operating, investing and financing activities. These activities are summarized in the following table for the years ended June 30, 1999 and 1998.
                                                      For the Year
                                                     Ended June 30,
                                                ----------------------
                                                  1999          1998
                                                --------      --------
                                                (Dollars in Thousands)

Net income.............................         $   365        $   595
Adjustments to reconcile net income
  to net cash provided by
  operating activities.................             308           (235)
                                                -------        -------
Net cash provided by
  operating activities.................             673            360
Net cash provided for
  investing activities.................         (10,124)        (4,233)
Net cash provided by
  financing activities.................          12,477          4,964
                                                -------        -------
Net change in cash and
  cash equivalents.....................           3,026          1,091
Cash and cash equivalents at
  beginning of period..................          31,994         30,903
                                                -------        -------
Cash and cash equivalents at
  end of period........................         $35,020        $31,994
                                                -------        -------

At June 30, 1999 Midland Federal had tangible and core capital of $8.5 million, or 6.52% of adjusted total assets, which was approximately $6.5 million and $4.6 million above the minimum requirements for capital adequacy purposes in effect on that date of 1.5% and 3.0%, respectively, of adjusted total assets.

At June 30, 1999 Midland Federal had total capital of $8.6 million and risk-weighted assets of $42.1 million, or total capital of 20.54% of risk-weighted assets. This amount was approximately $5.3 million above the 8.0% requirement for capital adequacy purposes in effect on that date.


                       IMPACT OF NEW ACCOUNTING STANDARDS

The following does not constitute a comprehensive summary of all material changes or developments affecting the manner in which the Company keeps its books and records and performs its financial accounting responsibilities. It is intended only as a summary of some of the recent pronouncements made by the Financial Accounting Standards Board ("FASB") which are of particular interest to financial institutions.

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), entitled "Accounting for Derivative Instruments and for Hedging Activities". SFAS 133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. The statement requires all derivatives to be recorded on the balance sheet at fair value and establishes special accounting for the following three different types of hedges: hedges of changes in the fair value of assets, liabilities or firm commitments (referred to as fair value hedges); hedges of the variable cash flows of forecasted transactions (cash flow hedges); and hedges of foreign currency exposures of net investments in foreign operations. Though the accounting treatment and criteria for each of the three types of hedges is unique, they all result in recognizing offsetting changes in value or cash flows of both the hedge and the hedged item in earnings in the same period. Changes in the fair value of derivatives that do not meet the criteria of one of these three categories of hedges are included in earnings in the period of the change. SFAS 133 is effective for years beginning after June 15, 1999, but companies can early adopt as of the beginning of any fiscal quarter that begins after June 1998. The Company did not early adopt SFAS 133, however, management does not expect the adoption of this statement to have a material impact on the Company's consolidated financial condition or results of operations.


                    IMPACT OF INFLATION AND CHANGING PRICES

The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with Generally Accepted Accounting Principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.


                                  COMMON STOCK

As of June 30, 1999, there were approximately 60 holders of record of the Company's common stock and 363,975 shares of issued and outstanding common stock. The Company's common stock is quoted on the 'pink sheets' published by the National Quotation Bureau Inc. under the symbol 'MCPH'.

The following table sets forth, for the periods shown, the high and low prices of the common stock and cash dividends per share declared. The prices reflect inter-dealer quotations without retail mark-up, mark-down or commissions and do not necessarily represent actual transactions.


                                                        Cash dividends
Quarter ended            High               Low            declared
------------------       -----             -----        --------------

September 30, 1997       19.50             18.13             0.075

December 31, 1997        21.25             20.13             0.075

March 31, 1998           23.50             20.75             0.075

June 30, 1998            30.50             27.00             0.075

September 30, 1998       30.25             23.00             0.075

December 31, 1998        26.38             22.00             0.075

March 31, 1999           23.00             23.00             0.075

June 30, 1999            22.00             20.50             0.075

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions.

                 [LETTERHEAD OF COBITZ, VANDENBERG & FENNESSY]


                             INDEPENDENT AUDITORS' REPORT




The Board of Directors
Midland Capital Holdings Corporation
Bridgeview, Illinois

     We have audited the consolidated statements of financial condition of Midland Capital Holdings Corporation and subsidiaries as of June 30, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ending June 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Midland Capital Holdings Corporation and subsidiaries at June 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ending June 30, 1999, in conformity with generally accepted accounting principles.


                                             /s/Cobitz, Vandenberg & Fennessey
                                             ---------------------------------

                                             COBITZ, VANDENBERG & FENNESSEY


August 13, 1999
Palos Hills, Illinois

                         MIDLAND CAPITAL HOLDINGS CORPORATION
                                   AND SUBSIDIARIES

                    Consolidated Statements of Financial Condition


                                                                      JUNE 30,
                                                                 1999          1998
                                                          -------------   -------------
ASSETS

Cash and amounts due from depository institutions         $   3,933,658     2,656,448
Interest-bearing deposits                                    31,086,638    29,337,747
                                                            -----------   -----------
   Total cash and cash equivalents                           35,020,296    31,994,195
Investment securities,
held to maturity (fair value:
  1999 - $19,933,594; 1998 - $20,030,469) (note 2)           19,994,152    19,989,055
Investment securities available for sale,
  at fair value (note 3)                                      5,098,307     1,195,938
Mortgage-backed securities, held to maturity (fair value:
  1999 - $15,938,491; 1998 - $21,128,839) (note 4)           15,881,826    20,844,623
Loans receivable (net of allowance
  for loan losses:  1999 - $365,863;
  1998 - $393,884) (note 5)                                  48,914,195    38,513,121
Loans receivable held for sale (note 6)                         435,150       659,450
Real estate owned, net                                          276,372       746,522
Stock in Federal Home Loan Bank of Chicago                      636,000       554,000
Accrued interest receivable (note 7)                            611,966       619,464
Office properties and equipment - net (note 8)                2,594,050     1,567,285
Prepaid expenses and other assets (note 9)                      730,969       689,727
                                                            -----------   -----------

   Total assets                                             130,193,283   117,373,380
                                                            ===========   ===========


LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
Deposits (note 10)                                          120,224,584   107,761,846
Advance payments by borrowers for taxes
  and insurance                                                 570,814       447,668
Other liabilities (note 11)                                     402,356       396,229
                                                            -----------   -----------
   Total liabilities                                        121,197,754   108,605,743
                                                            -----------   -----------

Stockholders' Equity:
Preferred stock, $.01 par value: authorized
  1,000,000 shares; none outstanding                               -             -
Common stock, $.01 par value: authorized
  5,000,000 shares; issued and outstanding
  363,975 shares at June 30, 1999 and 1998                        3,640         3,640
Additional paid-in capital                                    3,271,315     3,266,315
Retained earnings - substantially restricted                  5,685,591     5,430,065
Accumulated other comprehensive income,
  net of income taxes                                            80,030       145,099
Common stock awarded by Bank Incentive Plan                     (45,047)      (77,482)
                                                            -----------   -----------
   Total stockholders' equity (notes 15 and 16)               8,995,529     8,767,637
                                                            -----------   -----------

Commitments and contingencies (notes 17 and 18)

   Total liabilities and stockholders' equity             $ 130,193,283   117,373,380
                                                            ===========   ===========

See accompanying notes to consolidated financial statements.

                         MIDLAND CAPITAL HOLDINGS CORPORATION
                                   AND SUBSIDIARIES

                           Consolidated Statements of Income


                                                          YEARS ENDED JUNE 30,
                                                   1999          1998          1997
                                             -------------   ------------   -----------
Interest income:
  Interest on loans                           $ 3,442,351     2,791,590     2,699,211
  Interest on mortgage-backed securities        1,214,401     1,551,940     1,603,709
  Interest on investment securities             1,212,855     1,247,576     1,277,457
  Interest on interest-bearing deposits         1,425,567     1,387,391     1,416,267
  Dividends on FHLB stock                          37,435        37,401        37,717
                                                ---------     ---------     ---------
    Total interest income                       7,332,609     7,015,898     7,034,361
                                                ---------     ---------     ---------

Interest expense:
  Interest on deposits (note 10)                4,179,051     3,868,946     3,910,529
                                                ---------     ---------     ---------
    Total interest expense                      4,179,051     3,868,946     3,910,529
                                                ---------     ---------     ---------

    Net interest income before provision
     for loan losses                            3,153,558     3,146,952     3,123,832
Provision for loan losses (recoveries) (note 5)      -         (160,000)         -
                                                ---------     ---------     ---------
    Net interest income after provision
     for loan losses                            3,153,558     3,306,952     3,123,832
                                                ---------     ---------     ---------

Non-interest income:
  Loan fees and service charges                   300,328       237,768       145,586
  Commission income                               105,116        94,572        68,525
  Profit on sale of loans (note 6)                 45,154        29,076        10,802
  Profit on sale of real estate owned - net        21,602          -             -
  Recovery from litigation settlement                -             -          143,000
  Deposit related fees                            529,367       596,194       612,567
  Other income                                    153,777       158,233       144,820
                                                ---------     ---------     ---------
    Total non-interest income                   1,155,344     1,115,843     1,125,300
                                                ---------     ---------     ---------

Non-interest expense:
  Staffing costs (notes 12 and 13)              2,008,128     1,788,697     1,670,423
  Advertising                                      93,268        89,394        86,063
  Occupancy and equipment expenses (note 8)       576,094       474,947       451,507
  Data processing                                 199,828       152,830       136,634
  Federal deposit insurance premiums               64,047        63,090       142,377
  FDIC special assessment                            -             -          674,061
  Legal, audit and examination services           145,364       161,005       143,974
  Real estate owned expense                        80,418        93,917        97,602
  Provision for loss on
   real estate owned (note 1)                       1,527       167,000          -
  Other                                           588,608       498,968       449,862
                                                ---------     ---------     ---------
    Total non-interest expense                  3,757,282     3,489,848     3,852,503
                                                ---------     ---------     ---------

  Income before income taxes                      551,620       932,947       396,629
Provision for income taxes (note 14)              186,901       338,354       100,811
                                                ---------     ---------     ---------

      Net income                              $   364,719       594,593       295,818
                                                =========     =========     =========


Earnings per share - basic                    $      1.00          1.68           .85
                                                =========     =========     =========

Earnings per share - diluted                  $       .99          1.66           .83
                                                =========     =========     =========

See accompanying notes to consolidated financial statements.

                         MIDLAND CAPITAL HOLDINGS CORPORATION
                                   AND SUBSIDIARIES

              Consolidated Statements of Changes in Stockholders' Equity

                                                                               Accumulated   Common
                                                      Additional                  Other       Stock
                                           Common     Paid-in       Retained  Comprehensive  Awarded
                                           Stock       Capital      Earnings      Income      by BIP    Total
                                        ----------   ----------    ---------  ------------ ---------- ---------

Balance at June 30, 1996                $    3,467    3,072,818     4,750,276    49,426    (136,275)  7,739,712
                                             -----    ---------     ---------    ------     -------   ---------
 Comprehensive income:
  Net income                                                          295,818                           295,818
  Other comprehensive income,
    net of tax:
   Unrealized holding gain
    during the year                                                              11,949                  11,949
                                                                    ---------    ------               ---------
 Total comprehensive income                                           295,818    11,949                 307,767

  Tax benefit related to
   employee stock plan                                      846                                             846

  Contribution to BIP trustee
   for purchase of BIP shares                                                                (6,922)     (6,922)

  Amortization of award of BIP
   stock                                                                                     33,280      33,280

  Dividends declared on
   common stock ($.30 per share)                                      (104,017)                          (104,017)
                                             -----     ---------     ---------     ------   -------    ---------

Balance at June 30, 1997                     3,467     3,073,664     4,942,077     61,375  (109,917)   7,970,666
                                             -----     ---------     ---------     ------   -------    ---------

 Comprehensive income:
  Net income                                                           594,593                           594,593
  Other comprehensive income,
    net of tax:
   Unrealized holding gain
    during the year                                                                83,724                 83,724
                                                                     ---------     ------              ---------
 Total comprehensive income                                            594,593     83,724                678,317

  Common stock issued in
   connection with stock
   options exercised                          173        189,577                                         189,750

  Tax benefit related to
   employee stock plan                                     3,074                                           3,074

  Amortization of award
   of BIP stock                                                                              32,435       32,435
  Dividends declared on
   common stock ($.30 per
    share)                                                            (106,605)                         (106,605)
                                             -----     ---------     ---------     ------   -------    ---------

Balance at June 30, 998                      3,640     3,266,315     5,430,065    145,099   (77,482)   8,767,637
                                             -----     ---------     ---------     ------   -------    ---------
 Comprehensive income:
  Net income                                                           364,719                           364,719
  Other comprehensive income,
    net of tax:
   Unrealized holding loss
    during the year                                                               (65,069)               (65,069)
                                                                     ---------     ------              ---------

 Total comprehensive income                                            364,719    (65,069)               299,650

  Tax benefit related to
   employee stock plan                                    5,000                                            5,000

  Amortization of award
   of BIP stock                                                                              32,435       32,435

  Dividends declared on
   common stock ($.30
   per share)                                                         (109,193)                         (109,193)
                                             -----     ---------     ---------     ------   -------    ---------

Balance at June 30, 1999               $     3,640     3,271,315     5,685,591     80,030   (45,047)   8,995,529
                                             =====     =========     =========     ======   =======    =========


See accompanying notes to consolidated financial statements.

                         MIDLAND CAPITAL HOLDINGS CORPORATION
                                   AND SUBSIDIARIES

                         Consolidated Statements of Cash Flows


                                                                         Years Ended June 30,
                                                           -------------------------------------------
                                                                 1999            1998            1997
                                                           --------------   -------------     ---------
Cash flows from operating activities:
  Net income                                               $    364,719        594,593         295,818
  Adjustments to reconcile net income
   to net cash from operating activities:
    Depreciation                                                203,398        148,118         117,169
    Amortization of premiums and discounts on securities          5,204         25,682          46,143
    Amortization of cost of stock benefit plan                   32,435         32,435          33,280
    Profit on sale of real estate owned                         (21,602)            --              --
    Provision for loss on real estate owned                       1,527        167,000              --
    Provision for loan losses (recoveries)                           --       (160,000)             --
    Proceeds from sale of loans held for sale                 3,298,250      2,196,672         831,600
    Origination of loans held for sale                       (3,073,950)    (2,625,722)     (1,062,000)
    Profit on sale of loans                                     (45,154)       (29,076)        (10,802)
    Decrease in accrued interest receivable                       7,498         18,832          49,023
    Increase (decrease) in accrued interest payable               4,731          4,672          (2,157)
    Decrease in deferred income on loans                       (114,528)       (79,462)        (28,405)
    Decrease in other assets                                      9,211         53,199          49,753
    Increase (decrease) in other liabilities                      1,396         13,332         (93,014)
                                                           ------------      ---------      ----------
Net cash provided by operating activities                       673,135        360,275         226,408
                                                           ------------      ---------      ----------

Cash flows from investing activities:
    Purchase of mortgage-backed securities,
     held   to   maturity                                    (1,101,593)     (4,610,445)             --
    Proceeds from repayments of mortgage-backed
     securities, held to maturity                             6,049,456       5,663,017       5,413,446
    Purchase of investment securities, held
     to maturity                                             (9,996,325)     (9,987,650)     (9,992,125)
    Proceeds from maturities of investment securities,
     held to maturity                                        10,000,000      10,000,000      10,000,000
    Purchase of investment securities, available
     for   sale                                              (4,000,000)             --              --
    Purchase of Federal Home Loan Bank stock                    (82,000)             --              --
    Loan disbursements                                      (21,806,872)    (14,927,543)     (6,636,897)
    Loan repayments                                          11,548,347       9,757,375       6,194,014
    Proceeds from sale of real estate owned                     495,425              --              --
    Property and equipment expenditures                      (1,230,163)       (127,379)       (191,221)
                                                           ------------       ---------      ----------
Net cash provided by (for) investing activities             (10,123,725)     (4,232,625)      4,787,217
                                                           ------------       ---------      ----------

Cash flows from financing activities:
    Proceeds from exercise of stock options                          --         189,750              --
    Deposit receipts                                        388,100,662     360,038,437     332,832,845
    Deposit withdrawals                                    (379,590,415)   (358,908,515)   (341,490,636)
    Interest credited to deposit accounts                     3,952,491       3,659,000       3,717,000
    Payment of dividends                                       (109,193)       (106,605)       (104,017)
    Purchase of BIP stock                                            --              --          (6,922)
    Increase in advance payments
     by borrowers for taxes and insurance                       123,146          91,903          22,962
                                                           ------------      ----------      ----------

Net cash provided by (for) financing activities              12,476,691       4,963,970      (5,028,768)
                                                           ------------      ----------      ----------
Net change in cash and cash equivalents                       3,026,101       1,091,620         (15,143)
Cash and cash equivalents at beginning of year               31,994,195      30,902,575      30,917,718
                                                           ------------      ----------      ----------

Cash and cash equivalents at end of year                   $ 35,020,296      31,994,195      30,902,575
                                                           ============      ==========      ==========

Cash paid during the year for:
   Interest                                                $  4,174,320       3,864,274       3,912,686
   Income taxes                                                 154,260         239,000          77,226
Non-cash investing activities:
   Transfer of loans to foreclosed real estate             $         --          58,022          85,500
                                                           ============      ==========      ==========

                                       26
See accompanying notes to consolidated financial statements.

                        MIDLAND CAPITAL HOLDINGS CORPORATION
                                   AND SUBSIDIARIES

                      Notes to Consolidated Financial Statements



1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Midland Capital Holdings Corporation (the "Company") is a Delaware corporation incorporated in April, 1998 for the purpose of becoming the unitary thrift holding company for Midland Federal Savings and Loan Association (the "Association"). The reorganization transaction was completed pursuant to a Merger Agreement and Plan of Reorganization adopted by the Association's Board of Directors on March 19, 1998 and approved by the Association's shareholders on July 15, 1998. The effective date of the reorganization was July 23, 1998. As a result of the reorganization transaction, each outstanding share of common stock of the Association became, by operation of law, one share of common stock of the Company.

      The accounting and reporting policies of the Company and its subsidiaries conform to generally accepted accounting principles and to general practice within the thrift industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following is a description of the more significant policies which the Company follows in preparing and presenting its consolidated financial statements.

      PRINCIPLES OF CONSOLIDATION

      The consolidated financial statements include the accounts of the Company, and its wholly owned subsidiary, Midland Federal Savings and Loan
      Association  and  the  Association's  wholly-owned  subsidiaries,  Midland
      Service  Corporation,  MS  Insurance  Agency  and  Bridgeview  Development
      Company. Significant intercompany transactions and balances have been eliminated in consolidation.

      INDUSTRY SEGMENTS

      The Company operates principally in the thrift industry through its subsidiary savings and loan. As such, substantially all of the Company's revenues, net income, identifiable assets and capital expenditures are related to thrift operations.

      INVESTMENT SECURITIES, AVAILABLE FOR SALE

      Investment securities available for sale are recorded in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". SFAS 115 requires the use of fair value accounting for securities available for sale or trading and retains the use of the amortized cost method for securities the Company has the positive ability and intent to hold to maturity.

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

      The Company has designated certain investments in U.S. Government and Agency securities as available for sale, and has recorded these investments at their current fair value. Premiums and discounts are amortized and accreted into income over the remaining life of the security using the level yield method. Unrealized gains and losses are recorded in a valuation account which is included, net of income taxes, as a separate component of stockholders' equity. Gains and losses on the sale of these securities are determined using the specific identification method and are reflected in earnings when realized.

      INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES, HELD TO MATURITY

      These securities are carried at cost, adjusted for amortization of premiums and accretion of discounts over the term of the security using the level yield method. These securities are not carried at fair value because the Company has both the ability and the intent to hold them to maturity.

      LOANS RECEIVABLE AND RELATED FEES

      Loans are stated at the principal amount outstanding, net of loans in process, net deferred yield adjustments and the allowance for losses. Interest on loans is credited to income as earned and accrued only if deemed collectible. Loans are placed on nonaccrual status when, in the opinion of management, the full timely collection of principal or interest is in doubt. As a general rule, the accrual of interest is discontinued when principal or interest payments become 90 days past due or earlier if conditions warrant. When a loan is placed on nonaccrual status, previously accrued but unpaid interest is charged against current income.

      Loan origination fees and certain direct loan origination costs are deferred in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases". This statement requires that loan origination fees and direct loan origination costs for a completed loan be netted and then deferred and recognized as an adjustment to yield over the contractual life of the loan.

      The Company has adopted the provisions of SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures". These statements apply to all loans that are identified for evaluation except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment. These loans include, but are not limited to, credit card, residential mortgage and consumer installment loans. Of the loans which are to be evaluated for impairment, management has determined that there were no loans at June 30, 1999 and 1998, nor during the years ended June 30, 1999 and 1998, which met the definition of an impaired loan. A loan is considered impaired when it is probable that a creditor will be unable to collect contractual principal and interest due according to the contractual terms of the loan agreement.

      LOANS RECEIVABLE HELD FOR SALE

      That portion of loans receivable designated as held for sale are recorded at the lower of cost or fair value in accordance with SFAS No. 65 "Accounting for Certain Mortgage Banking Activities". Unrealized declines in fair value are reflected as a charge to current earnings.

      MORTGAGE SERVICING RIGHTS

      The Company has adopted the provisions of SFAS 122, "Accounting for Mortgage Servicing Rights". This statement amends SFAS 65, "Accounting for Certain Mortgage Banking Activities" to require that a mortgage banking enterprise recognize as separate assets rights to service mortgage loans for others, regardless of how those servicing rights are acquired. SFAS 122 requires that a mortgage banking enterprise assess its capitalized mortgage servicing rights for impairment based on the fair value of those rights. The mortgage servicing rights are to be amortized over the life of the asset in proportion to the estimated net servicing income.

      The Company initially accounts for mortgage servicing rights using the discounted present value of estimated expected future cash flows. This amount is initially capitalized in other assets and subsequently amortized over the estimated life of the loan servicing income stream. The carrying value of the Company's mortgage serving rights, in relation to estimated servicing values, and the related amortization is reviewed by management on a quarterly basis. See note 6 for a discussion of the current year impact on financial position and results of operations.

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

      Management believes that the allowance is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgements about information available to them at the time of their examination.

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

      INCOME TAXES

      The Company files a consolidated federal income tax return with its subsidiaries. The provision for federal and state taxes on income is based on earnings reported in the financial statements. Deferred income taxes arise from the recognition of certain items of income and expense for tax purposes in years different from those in which they are recognized in the consolidated financial statements. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

      CONSOLIDATED STATEMENTS OF CASH FLOWS

      For the purposes of reporting cash flows, the Company has defined cash and cash equivalents to include cash on hand, amounts due from depository institutions, interest-bearing deposits in other financial institutions and federal funds sold.

      EARNINGS PER SHARE

      The Company computes its earnings per share (EPS) in accordance with SFAS No. 128, "Earnings Per Share". This statement simplifies the standards for computing EPS previously found in Accounting Principles Board Opinion No. 5, "Earnings Per Share" and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS and fully diluted EPS with diluted EPS.

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

      The following presentation illustrates basic and diluted EPS in accordance with the provisions of SFAS 128:

                                                         YEARS ENDED JUNE 30,
                                                   1999          1998          1997
      Weighted average number of
        common shares outstanding used
        in basic EPS calculation                  363,975       354,948       346,725
      Add common stock equivalents
        for shares issuable under
        Stock Option Plans                          4,634         4,262         8,362
                                                ---------     ---------     ---------

      Weighted average number of shares
        outstanding adjusted for common
        stock equivalents                         368,609       359,210       355,087
                                                =========     =========     =========


      Net income                              $   364,719       594,593       295,818
      Basic earnings per share                $      1.00          1.68           .85
      Diluted earnings per share              $       .99          1.66           .83


      EPS for prior periods has been restated to comply with the provisions of SFAS 128.

2)    INVESTMENT SECURITIES, HELD TO MATURITY

      Investment securities, held to maturity, are summarized as follows:

                                                     Gross       Gross
                                        Amortized  Unrealized  Unrealized     Fair
                                          COST       GAINS       LOSSES       VALUE
    JUNE 30, 1999

      United States Treasury notes   $ 19,994,152     16,492      77,050   19,933,594
                                       ==========     ======      ======   ==========


      Weighted average interest rate         5.31%


      JUNE 30, 1998

      United States Treasury notes   $ 19,989,055     44,643       3,229   20,030,469
                                       ==========     ======      ======   ==========


      Weighted average interest rate         5.80%


     The  contractual  maturity of  investment  securities  held to maturity are summarized as follows:
                                           JUNE 30, 1999            JUNE 30, 1998
                                      ----------------------   ----------------------
                                       Amortized     Fair       Amortized     Fair
      TERM TO MATURITY                   COST        VALUE        COST        VALUE

      Due in one year or less       $  9,997,571  10,014,063    9,997,659  10,028,125
      Due after one year through
        two years                      9,996,581   9,919,531    9,991,396  10,002,344
                                      ----------  ----------   ----------  ----------

                                    $ 19,994,152  19,933,594   19,989,055  20,030,469
                                      ==========  ==========   ==========  ==========


3)    INVESTMENT SECURITIES, AVAILABLE FOR SALE

      Investment securities available for sale are recorded at fair value in accordance with SFAS 115. This portfolio is summarized as follows:

                                                     Gross       Gross
                                        Amortized  Unrealized  Unrealized     Fair
                                          COST       GAINS       LOSSES       VALUE
      JUNE 30, 1999
      Federal Home Loan Bank note    $  4,000,000       -         31,068    3,968,932
      United States Treasury bond         977,049    152,326        -       1,129,375
                                        ---------    -------     -------    ---------

                                     $  4,977,049    152,326      31,068    5,098,307
                                        =========    =======     =======    =========


      Weighted average interest rate         6.35%


      JUNE 30, 1998

      United States Treasury bond    $    976,091    219,847        -       1,195,938
                                        =========    =======     =======    =========


      Weighted average interest rate         7.68%


      The contractual maturity of the Federal Home Loan Bank note is in the year 2002 and the United States Treasury bond is in the year 2016. There were no sales of investment securities available for sale during any of the periods presented. The change in net unrealized gains and losses during the current year of $98,589, net of the tax effect of $33,520, resulted in a $65,069 charge to stockholders' equity.

4)    MORTGAGE-BACKED SECURITIES, HELD TO MATURITY

      Mortgage-backed securities, held to maturity, are summarized as follows:

                                                     Gross       Gross
                                        Amortized  Unrealized  Unrealized     Fair
                                          COST       GAINS       LOSSES       VALUE
      JUNE 30, 1999

      Participation certificates:
         FHLMC - Adjustable rate     $  7,795,118     75,402      64,833    7,805,687
         FNMA  - Adjustable rate        3,407,037     13,806       8,584    3,412,259
         FHLMC - Fixed rate             2,459,416        819        -       2,460,235
         FNMA  - Fixed rate             1,906,484     47,560       9,549    1,944,495
         GNMA  - Fixed rate               295,258      3,509       1,465      297,302
      Investment in collateralized
       mortgage obligations:
         FHLMC                             18,513       -           -          18,513
                                       ----------    -------     -------   ----------

                                     $ 15,881,826    141,096      84,431   15,938,491
                                       ==========    =======     =======   ==========


      Weighted average interest rate         6.45%
                                             ====

      JUNE 30, 1998

      Participation certificates:
         FHLMC - Adjustable rate     $ 10,269,222    109,291       4,352   10,374,161
         FNMA  - Adjustable rate        4,291,512     71,187        -       4,362,699
         FHLMC - Fixed rate             4,011,807     25,246        -       4,037,053
         FNMA  - Fixed rate             1,859,437     74,107        -       1,933,544
         GNMA  - Fixed rate               388,814      8,867         130      397,551
       Investment in collateralized
        mortgage obligations:
         FHLMC                             23,831       -           -          23,831
                                       ----------    -------     -------   ----------

                                     $ 20,844,623    288,698       4,482   21,128,839
                                       ==========    =======     =======   ==========


      Weighted average interest rate         6.82%
                                             ====

5)    LOANS RECEIVABLE

      Loans receivable are summarized as follows:

                                                                      JUNE 30,
                                                                 1999          1998
      Mortgage loans:
         One-to-four family                                $ 45,597,198    34,370,408
         Multi-family                                         1,712,534     1,790,245
         Non-residential                                        223,276       244,232
         Construction                                              -          450,000
                                                             ----------    ----------

      Total mortgage loans                                   47,533,008    36,854,885
                                                             ----------    ----------



      Other loans:
         Loans on deposit accounts                              273,589       463,748
         Auto loans                                             274,213       371,743
         Education loans                                      1,167,143     1,316,022
         Mobile home loans                                        2,506        10,295
         Other                                                  140,681       138,825
                                                             ----------    ----------

      Total other loans                                       1,858,132     2,300,633
                                                             ----------    ----------

      Commercial business loans                                  58,022        70,988
                                                             ----------    ----------

      Total loans receivable                                 49,449,162    39,226,506
                                                             ----------    ----------



      Less:
         Loans in process                                         4,510        40,379
         Net deferred yield adjustments                         (95,151)       17,086
         Allowance for uncollected interest                     259,745       262,036
         Allowance for loan losses                              365,863       393,884
                                                             ----------    ----------

      Loans receivable, net                                $ 48,914,195    38,513,121
                                                             ==========    ==========


      Weighted average interest rate                               7.38%         7.85%
                                                                   ====          ====


      Activity in the allowance for loan losses is summarized as follows:

                                                          YEARS ENDED JUNE 30,
                                                   1999          1998          1997
      Balance, beginning of year                $ 393,884       551,509       595,601
      Provision for loan losses (recoveries)         -         (160,000)         -
      Recoveries previously charged-off             1,876         2,375         1,629
      Charge-offs                                 (29,897)         -          (45,721)
                                                  -------       -------       -------

      Balance, end of year                      $ 365,863       393,884       551,509
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

     Delinquent loans (loans having payments past due ninety days or more) at June 30, 1999 amounted to $380,537 or .8% of total loans in force. Comparable figures for 1998 were $465,323 or 1.2% of total loans.

     Loans to directors and executive officers aggregated $435,019 at June 30, 1999 and $444,842 at June 30, 1998. Such loans are made on substantially the same terms as those for other loan customers.

6)    LOANS RECEIVABLE HELD FOR SALE

      During the years ended June 30, 1999, 1998 and 1997, the Company sold loans in the secondary market under various programs. As such, the Company has designated a portion of the loan portfolio to be classified as held for sale. During the years ended June 30, 1999, 1998 and 1997, the Company sold first mortgage loans totaling $3,298,250, $2,196,672 and $831,600 in the secondary market. The Company retained the servicing on these loans. Proceeds from the sale of these loans during the years ended June 30, 1999, 1998 and 1997 were $3,298,250, $2,196,672 and $831,600 with no gain or loss realized on those sales. In addition, the Company recorded a gain of $45,154, $29,076 and $10,802 for the years ended June 30, 1999, 1998 and 1997 on loan sales from the establishment of a mortgage servicing right asset in accordance with SFAS No. 122. During the years ended June 30, 1999, 1998 and 1997, the Company amortized $9,587, $2,137 and $292 of mortgage servicing rights against current servicing fee income.

      As of June 30, 1999, $435,150 of newly originated fixed-rate thirty year original term loans qualifying for sale into the secondary market were classified in this portfolio. Loans held for sale are valued at the lower of cost or fair value in accordance with generally accepted accounting principles. There were no recognized, but unrealized, losses at June 30, 1999.

      At June 30, 1999, 1998 and 1997, loans serviced for others amounted to $6,353,747, 3,841,991 and $1,045,553 respectively.

7)    ACCRUED INTEREST RECEIVABLE

      Accrued interest receivable is summarized as follows:

                                                                      JUNE 30,
                                                                 1999          1998
      Investment securities                                   $ 246,509       252,060
      Mortgage-backed securities                                127,769       178,297
      Loans receivable                                          227,690       179,956
      Other investments                                           9,998         9,151
                                                                -------       -------

                                                              $ 611,966       619,464
                                                                =======       =======


8)    OFFICE PROPERTIES AND EQUIPMENT

      Office properties and equipment are summarized as follows:

                                                                      JUNE 30,
                                                                 1999          1998
      Land                                                  $   236,095       236,095
      Buildings                                               1,683,008     1,655,841
      Easement for parking lot and driveway                     223,050       223,050
      Leasehold improvements - Homer Township                   579,253          -
      Furniture, fixtures and equipment                       2,374,711     1,750,969
      Automobiles                                                17,993        17,993
                                                              ---------     ---------
                                                              5,114,110     3,883,948
      Less accumulated depreciation                           2,520,060     2,316,663
                                                              ---------     ---------

                                                            $ 2,594,050     1,567,285
                                                              =========     =========


      Depreciation of office properties and equipment for the years ended June 30, 1999, 1998 and 1997 amounted to $203,398, $148,118 and $117,169 respectively.

      The Association has had a lease on vacant land located in Homer Township, Illinois since 1989. During July 1998, the Association entered into a lease for retail space and additional vacant land at the same location in Homer Township, Illinois. The retail space is leased for a period of ten years with a single ten year renewal option. The vacant land is leased for ten years with eight successive ten year renewal options and is contiguous to both the leased retail space and the land previously leased by the Association. The Association established a full service branch banking facility at this location which opened for business during May 1999. The total capitalized cost to furnish, equip and remodel the Homer Township branch location amounted to $863,868 as of June 30, 1999. Rent expense at the Homer Township, Illinois location for the years ended June 30, 1999, 1998 and 1997 amounted to $43,641, $17,256 and $17,256 respectively.

      Minimum rental commitments under the above leases are approximately as follows:

            Year ended June 30, 2000                          $  53,336
            Year ended June 30, 2001                             55,004
            Year ended June 30, 2002                             56,758
            Thereafter through June 30, 2009                    468,525

9)    PREPAID EXPENSES AND OTHER ASSETS

      Prepaid expenses and other assets consist of the following:

                                                                      JUNE 30,
                                                                 1999          1998
      Prepaid federal insurance premiums                      $  16,265        15,326
      Prepaid insurance                                          27,910        44,866
      Other prepaid expenses                                    111,966        72,422
      Mortgage servicing rights                                  73,017        37,449
      Overpayment of federal income tax                          74,277        40,184
      Deferred federal income tax benefit - net (a)             303,726       331,940
      Accounts receivable and other assets                      123,808       147,540
                                                                -------       -------

                                                              $ 730,969       689,727
                                                                =======       =======


      (a) The approximate tax effect of temporary differences that give rise to the Company's net deferred tax asset at June 30, 1999 and 1998, under SFAS 109 is as follows:

                                                         ASSETS   LIABILITIES    NET
            JUNE 30, 1999

              Loan fees deferred for financial
                reporting purposes, net of costs      $    -       (43,849)   (43,849)
              Accelerated depreciation for tax
                purposes                                   -       (88,478)   (88,478)
              Tax basis of office building in
                excess of book basis                    494,143       -       494,143
              Bad debt reserves established for
                financial reporting purposes             60,504       -        60,504
              Increases to tax bad debt reserves
                since January 1, 1988                      -       (58,992)   (58,992)
              Nondeductible incentive plan expense        6,451       -         6,451
              Unrealized gain on securities
                available for sale                         -       (41,228)   (41,228)
              Other                                        -       (24,825)   (24,825)
                                                        -------    -------    -------

                Total                                 $ 561,098   (257,372)   303,726
                                                        =======    =======    =======


            JUNE 30, 1998

              Loan fees deferred for financial
                reporting purposes, net of costs      $    -        (9,550)    (9,550)
              Accelerated depreciation for tax
                purposes                                   -       (67,750)   (67,750)
              Tax basis of office building in
                excess of book basis                    514,395       -       514,395
              Bad debt reserves established for
                financial reporting purposes             51,045       -        51,045
              Increases to tax bad debt reserves
                since January 1, 1988                      -       (73,740)   (73,740)
              Nondeductible incentive plan expense        6,451       -         6,451
              Unrealized gain on securities
                available for sale                         -       (74,748)   (74,748)
              Other                                        -       (14,163)   (14,163)
                                                        -------    -------    -------

                Total                                 $ 571,891   (239,951)   331,940
                                                        =======    =======    =======


10)   DEPOSITS

      Deposit accounts are summarized as follows:

                                                                      JUNE 30,
                                                                 1999          1998
      Passbook accounts                                   $  43,455,797    40,716,178
      NOW accounts                                            8,754,952     8,265,836
      Money market accounts                                   5,343,706     3,705,954
      Non-interest bearing demand deposit accounts            9,277,757     7,823,387
                                                            -----------   -----------

                                                             66,832,212    60,511,355

      Certificates of deposit by original maturity:
        7-91 days                                             2,713,083     2,630,620
        6-11 months                                          24,554,159    20,796,435
        12-29 months                                         14,720,322    13,286,120
        30 months and over                                    7,552,838     7,183,846
        Jumbo                                                 3,851,970     3,353,470
                                                            -----------   -----------

                                                          $ 120,224,584   107,761,846
                                                            ===========   ===========


     The weighted average rate on deposit accounts at June 30, 1999 and 1998 was 3.61% and 3.85% respectively.

     A summary of certificates of deposit by maturity is as follows:

                                                                      JUNE 30,
                                                                 1999          1998
      Within 12 months                                    $  50,407,705    40,712,462
      12 months to 24 months                                  2,301,944     3,940,613
      24 months to 36 months                                    682,723     2,597,416
                                                             ----------    ----------

         Total                                            $  53,392,372    47,250,491
                                                             ==========    ==========


      Interest expense on deposits consists of the following:

                                                          YEARS ENDED JUNE 30,
                                                   1999          1998          1997
      Passbook accounts                       $ 1,229,227     1,184,927     1,228,031
      Certificate accounts                      2,547,398     2,329,762     2,311,239
      NOW and money market accounts               402,426       354,257       371,259
                                                ---------     ---------     ---------

        Total                                 $ 4,179,051     3,868,946     3,910,529
                                                =========     =========     =========


     The aggregate amount of deposit accounts with a balance of $100,000 or greater was approximately $14,176,000 and $11,417,000 at June 30, 1999 and 1998 respectively. Deposits in excess of $100,000 are not insured by the Federal Deposit Insurance Corporation.

11)   OTHER LIABILITIES

      Other liabilities consist of the following:

                                                                      JUNE 30,
                                                                 1999          1998
      Accrued interest on deposits                            $  29,520        24,789
      Accrued real estate taxes                                 125,795       130,218
      Other accrued expenses                                    100,469        90,076
      Outstanding bank drafts                                    68,215        85,404
      Other accounts payable                                     78,357        65,742
                                                                -------       -------

                                                              $ 402,356       396,229
                                                                =======       =======

12)   RETIREMENT PLANS AND OTHER EMPLOYEE BENEFITS

      The Association participates in the Financial Institution's Retirement Fund, a tax-qualified pension trust, which covers all eligible employees. The Plan is considered a multi-employer plan and as such, does not make separate actuarial valuations with respect to each employer, nor does it segregate plan assets. The procedures followed by the Retirement Fund meet the requirements of Financial Accounting Standards Board Statement No. 87, "Employers' Accounting for Pensions". The practice with respect to multiemployer plans has been to accept employer's contributions that are paid as its expense for accounting purposes. There have been no contributions paid to the Plan for the years ended June 30, 1999, 1998 and 1997 as the amount necessary to fund the Plan was eliminated by previous years' overfunding of the Plan.

      In addition, the Association established a qualified defined contribution plan (401(k) Plan) which covers all full-time employees having a minimum of twelve months of service and who are at least twenty-one years of age. Eligible employees may contribute from 2% to 12% of their monthly salaries. The Association will contribute an amount equal to 50%, 75% or 100% of the monthly contribution up to 3% of salary, depending upon years of employment. Employer contributions to the Plan amounted to $36,660, $34,580 and $30,678 for the years ended June 30, 1999, 1998 and 1997, respectively.

13)   OFFICER AND DIRECTOR PLANS

      STOCK OPTION AND INCENTIVE PLAN

      In conjunction with the Conversion, the Company adopted the 1993 Stock Option and Incentive Plan (the "Stock Option Plan") for the benefit of the senior officers and directors of the Company. The number of shares of common stock authorized under the Stock Option Plan was 34,500, equal to 10.0% of the total number of shares issued in the Conversion. At the date of Conversion, 8,625 options were granted at $10 per share. The term of these options expire ten years from the date of grant. In addition, 17,250 options were granted to individuals who, at the time such incentive stock options were granted, owned stock possessing more than 10% of the total combined voting power of all classes of stock of the Company. These options were granted at a price of at least 110% of the fair value per share at the date of grant. These options had a five year expiration from the date of grant and were subsequently exercised during the year ended June 30, 1998. Future grants are determined by the Board of Directors at option prices that are not less than the fair market value of the stock at the grant date and expire no later than ten years from the date of grant. All options granted under the Stock Option Plan become exercisable immediately. The following is an analysis of the stock option activity for each of the years in the three year period ended June 30, 1999 and the stock options outstanding at the end of the respective periods:

                                                                EXERCISE PRICE
                                               Number
      OPTIONS                                OF SHARES       PER SHARE        TOTAL
      Outstanding at July 1, 1996              24,150     $ 10.00-11.00     $ 258,750
      Granted                                   1,725             16.25        28,031
      Exercised                                     0
                                               ------       -----------       -------

      Outstanding at June 30, 1997             25,875       10.00-16.25       286,781
      Granted                                       0
      Exercised                               (17,250)            11.00      (189,750)
                                               ------       -----------       -------

      Outstanding at June 30, 1998              8,625       10.00-16.25        97,031
      Granted                                       0
      Exercised                                     0
                                               ------       -----------       -------

      Outstanding at June 30, 1999              8,625     $ 10.00-16.25     $  97,031
                                               ======       ===========       =======

      Exercisable at June 30, 1999              8,625     $ 10.00-16.25     $  97,031
                                               ======       ===========       =======

      Options available for future
        grants at June 30, 1999                 6,900


      As of June 30, 1999, the weighted average exercise price for options outstanding was $11.25 with a weighted average remaining contractual life of 4.67 years.

      The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

      The Company has implemented SFAS No. 123 "Accounting for Stock-Based Compensation". The Company will retain its current accounting method for its stock based compensation plans. This statement will only result in additional disclosures for the Company, and as such, its adoption is not expected to have a material impact on the Company's financial condition or its results of operations.

     The following summarizes the pro forma net income as if the fair value method of accounting for stock-based compensation plan had been utilized:

                                                             YEARS ENDED JUNE 30,
                                                         1999       1998       1997
      Net income (as reported)                        $ 364,719    594,593    295,818
      Pro forma net income                              364,719    594,593    293,041

      Earnings per share - diluted (as reported)          $ .99       1.66        .83
      Pro forma diluted earnings per share                  .99       1.66        .82


     The pro forma results presented above may not be representative of the effects reported in pro form net income for future years.

     The fair value of the option grants during the year ended June 30, 1997 was estimated using the Black Scholes Method, using the following assumptions: dividend yield of approximately 2.00%, expected volatility of 20.0%, risk free interest rate of 6.25%, and an expected life of approximately 10 years period.

     BANK INCENTIVE PLAN

     In conjunction with the Conversion, the Company formed a Bank Incentive Plan ("BIP"), which was authorized to acquire 3% of the total number of shares of common stock issued in the Conversion. The 10,350 shares were purchased for $162,172 with funds contributed to the BIP from the Company. This plan was established to award shares to employees in key management positions in order to provide them with a proprietary interest in the Company and to encourage them to remain with the Company. The shares have all been awarded and are vesting at a rate of 20% per year.

     The $162,172 contributed to the BIP is being amortized to compensation expense as the plan participants become vested in those shares. For the years ended June 30, 1999, 1998 and 1997, $32,435, $32,435 and $33,280 had
     been amortized to expense. The unamortized cost, which is comparable to deferred compensation, is reflected as a reduction of stockholders'equity.

14)   INCOME TAXES

      The Company has adopted SFAS No. 109 which requires a change from the deferred method to the liability method of accounting for income taxes. Under the liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax bases of existing assets and liabilities.

      Among the  provisions  of SFAS 109 which  impact  the  Company  is the tax treatment of bad debt reserves. SFAS 109 provides that a deferred tax asset is to be recognized for the bad debt reserve established for financial reporting purposes and requires a deferred tax liability to be recorded for increases in the tax bad debt reserve since January 1, 1988, the effective date of certain changes made by The Tax Reform Act of 1986 to the calculation of savings institutions' bad debt deduction. Accordingly, retained earnings at June 30, 1999 includes approximately $1,100,000 for which no deferred federal income tax liability has been recognized. The provision for income taxes consists of the following:

                                                          YEARS ENDED JUNE 30,
                                                   1999          1998          1997
      Current                                   $ 125,167       281,295        12,262
      Deferred                                     61,734        57,059        88,549
                                                  -------       -------       -------

                                                $ 186,901       338,354       100,811
                                                  =======       =======       =======


      A reconciliation of the statutory federal income tax rate to effective income tax rate is as follows:

                                                          YEARS ENDED JUNE 30,
                                                   1999          1998          1997
      Statutory federal income tax rate            34.0%         34.0%         34.0%
      Provision for loss on real estate owned        -            6.0            -
      Recovery of loss on previous
        disposition of real estate owned             -             -          (10.3)
      Other                                         (.1)         (3.7)          1.7
                                                   ----          ----          ----

      Effective income tax rate                    33.9%         36.3%         25.4%
                                                   ====          ====          ====


Deferred federal income tax expense consists of the following tax effects of timing differences:

                                                          YEARS ENDED JUNE 30,
                                                   1999          1998          1997
      Loan fees                                 $  34,299        23,650        23,600
      Depreciation                                 40,980        23,745        34,830
      Book loan loss recovery (in excess of)
        less than tax deduction                    (9,459)       44,920        12,260
      Recapture of bad debt reserve               (14,748)      (31,560)         -
      Other                                        10,662        (3,696)       17,859
                                                   ------        ------        ------

                                                $  61,734        57,059        88,549
                                                   ======        ======        ======

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

      Quantitative measures established by regulation to ensure capital adequacy require all savings institutions to maintain minimum amounts and ratios, set forth in the table below of the total risk-based, tangible and core capital, as defined in the regulations. Management believes, as of June 30, 1999, that the Association meets all capital adequacy requirements to which it is subject.

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

      At June 30, 1999 and 1998, the Association's actual capital amounts and ratios, minimum amounts and ratios required for capital adequacy purposes and minimum amounts and ratios to meet the well-capitalized criteria under prompt corrective action provisions, are as follows:

                                                                        To Be Well-
                                                                     Capitalized Under
                                                  For Capital        Prompt Corrective
                                ACTUAL         ADEQUACY PURPOSES     ACTION PROVISIONS
                           AMOUNT    RATIO       AMOUNT   RATIO       AMOUNT    RATIO

      JUNE 30, 1999

      Tangible          $ 8,485,918   6.53%   $ 1,950,000  1.50%   $    N/A      N/A %
      Core                8,485,918   6.53      3,900,000  3.00      6,500,000   5.00
      Risk-based          8,648,872  20.54      3,367,976  8.00      4,209,971  10.00

      JUNE 30, 1998

      Tangible          $ 8,622,538   7.33%   $ 1,765,110  1.50%   $    N/A      N/A %
      Core                8,622,538   7.33      3,530,220  3.00      5,883,700   5.00
      Risk-based          8,757,669  23.36      2,999,165  8.00      3,748,955  10.00


                                                    Tangible      Core     Risk-based
                                                     CAPITAL     CAPITAL     CAPITAL
      JUNE 30, 1999

      Stockholders' equity                        $ 8,849,622   8,849,622   8,849,622
      Unrealized gain on securities
       available for sale, net of taxes               (80,030)    (80,030)    (80,030)
      Net book value of real estate owned
       held greater than five years                  (276,372)   (276,372)   (276,372)
      Retained mortgage servicing rights               (7,302)     (7,302)     (7,302)
      General loss allowances                            -           -        177,954
      Direct equity investments                          -           -        (15,000)
                                                    ---------   ---------   ---------

      Regulatory capital computed                 $ 8,485,918   8,485,918   8,648,872
                                                    =========   =========   =========


      A reconciliation of the Association's equity capital at June 30, 1999 is as follows:

      Stockholders' equity                                                $ 8,995,529
      Less Company stockholders' equity not available
       for regulatory capital                                                (145,907)
                                                                            ---------
      Stockholders' equity of the Association                             $ 8,849,622
                                                                            =========


                                                    Tangible      Core     Risk-based
                                                     CAPITAL     CAPITAL     CAPITAL
      JUNE 30, 1998

      Stockholders' equity                        $ 8,767,637   8,767,637   8,767,637
      Unrealized gain on securities
       available for sale, net of taxes              (145,099)   (145,099)   (145,099)
      General loss allowances                            -           -        150,131
      Direct equity investments                          -           -        (15,000)
                                                    ---------   ---------   ---------

      Regulatory capital computed                 $ 8,622,538   8,622,538   8,757,669
                                                    =========   =========   =========


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

      In addition, the Association may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause stockholders' equity to be reduced below applicable regulatory capital maintenance requirements or if such declaration and payment would otherwise violate regulatory requirements.

      Unlike the Association, the Company is not subject to these regulatory restrictions on the payment of dividends to its stockholders. However, the Company's source of funds for future dividends may depend upon dividends received by the Company from the Association.

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

     Commitments to originate mortgage loans of $842,100 at June 30, 1999 represents an amount which the Association plans to fund within the normal commitment period of 60 to 90 days. All of the commitments are fixed rates ranging from 6.75% to 8.50%. Because the credit worthiness of each customer is reviewed prior to extension of the commitment, the Association adequately controls their credit risk on these commitments, as it does for loans recorded on the balance sheet. The Association conducts all of its lending activities in the Chicagoland area. Management believes the Association has a diversified loan portfolio and the concentration of lending activities in these local communities does not result in an acute dependency upon economic conditions of the lending region.

     The Association has approved, but unused, equity lines of credit of approximately $475,000 at June 30, 1999. In addition, the Association has approved, but unused, credit card lines of credit amounting to approximately $287,000. The Association has also issued outstanding letters of credit totaling $50,000.

     At June 30, 1999, the Association had committed to sell mortgage loans to the Illinois Housing Development Authority in the amount of $416,700 and to other third party lenders in the amount of $118,450.

18)  CONTINGENCIES

     The Association is, from time to time, a party to certain lawsuits arising in the ordinary course of its business, wherein it enforces its security interest. Management believes that the Company and the Association are not engaged in any legal proceedings of a material nature at the present time.

19)  SUBSEQUENT EVENT

     At the July 1999 Board of Directors' meeting, the Company declared a quarterly dividend of $.075 per share, totaling $27,298, payable August 20, 1999 to shareholders of record as of August 10, 1999.

20)  DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

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

     The estimated fair value of the Association's financial instruments as of June 30, 1999 and 1998 are as follows:

                                                                  JUNE 30, 1999
                                                              Carrying       Fair
                                                               AMOUNT        VALUE

      Financial assets:
        Cash and cash equivalents                         $  35,020,296    35,020,296
        Investment securities, held to maturity              19,994,152    19,933,594
        Investment securities, available for sale             5,098,307     5,098,307
        Mortgage-backed securities, held to maturity         15,881,826    15,938,491
        Loans receivable, gross                              49,884,312    49,281,000

      Financial liabilities:
        Deposits                                            120,224,584   120,261,000


                                                                  JUNE 30, 1998
                                                              Carrying       Fair
                                                               AMOUNT        VALUE

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

21)   CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS

      The following condensed statement of financial condition, as of June 30, 1999 and condensed statements of income and cash flows for the period from July 23, 1998 to June 30, 1999 for Midland Capital Holdings Corporation should be read in conjunction with the consolidated financial statements and the notes thereto.




                           Statement of Financial Condition
                                     JUNE 30, 1999


      ASSETS


      Cash and cash equivalents                                           $   138,575
      Equity investment in the Association                                  8,805,719
      Prepaid expenses and other assets                                        23,632
                                                                            ---------

                                                                            8,967,926
                                                                            ---------



      LIABILITIES AND STOCKHOLDERS' EQUITY

      Other liabilities                                                        16,300
      Common stock                                                              3,640
      Additional paid-in capital                                            3,262,395
      Retained earnings                                                     5,685,591
                                                                            ---------

                                                                          $ 8,967,926
                                                                            ---------



                                  Statement of Income
                      PERIOD FROM JULY 23, 1998 TO JUNE 30, 1999


      Interest income                                                     $     2,920
      Non-interest expense                                                     91,099
                                                                              -------

      Net loss before income tax benefit
       and equity in earnings of subsidiaries                                 (88,179)
      Benefit from income taxes                                                29,981
                                                                              -------
      Net loss before equity in earnings
       of subsidiaries                                                        (58,198)
      Equity in earnings of subsidiaries                                      422,917
                                                                              -------
       Net income                                                         $   364,719
                                                                              =======

                                Statement of Cash Flows
                      PERIOD FROM JULY 23, 1998 TO JUNE 30, 1999


      Cash flows from operating activities:
        Net income                                                        $   364,719
        Equity in earnings of the Association                                (422,917)
        Increase in prepaid expenses and other assets                         (23,632)
        Increase in other liabilities                                          16,300
                                                                              -------

      Net cash provided for operating activities                              (65,530)
                                                                              -------

      Cash flows from investing activities:
        Purchase of common stock of the Association                            (4,000)
                                                                              -------

      Net cash provided for investing activities                               (4,000)
                                                                              -------

      Cash flows from financing activities:
        Dividends received from Association                                   317,298
        Dividends paid on common stock                                       (109,193)

      Net cash provided by financing activities                               208,105
                                                                              -------

      Net increase in cash and cash equivalents                               138,575
      Cash and cash equivalents at beginning of period                           -
                                                                              -------
      Cash and cash equivalents at end of period                          $   138,575
                                                                              =======

                      MIDLAND CAPITAL HOLDINGS CORPORATION
                                AND SUBSIDIARIES

                 Consolidating Statement of Financial Condition

                                  JUNE 30, 1999

                                     Midland
                                     Capital    Midland Federal   Midland      MS      Bridgeview
                                     Holdings   Savings and Loan  Service   Insurance  Development
                                  Corporation    Association     Corporation  Agency     Company       Eliminations  Consolidated
                                  -----------   ---------------- ----------- --------  -----------    -------------- ------------

Cash and amounts due from
 depository institutions           $     1,612      3,933,558        501       3,703       2,246     (c)     7,962     3,933,658
Interest-bearing deposits              136,963     31,086,638    197,425                   4,628     (c)   339,016    31,086,638
                                   -----------   ------------    -------      ------      ------        ----------   -----------
   Total cash and cash
    equivalents                        138,575     35,020,196    197,926       3,703       6,874           346,978    35,020,296
Investment securities, held
 to maturity                                       19,994,152                                                         19,994,152
Investment securities available
 for sale                                           5,098,307                                                          5,098,307
Mortgage-backed securities,
 held to maturity                                  15,881,826                                                         15,881,826
Loans receivable                                   48,914,195                                                         48,914,195
Loans receivable held for sale                        435,150                                                            435,150
Real estate owned                                     276,372                                                            276,372
Stock in Federal Home Loan Bank
 of Chicago                                           636,000                                                            636,000
Accrued interest receivable                           611,966                                                            611,966
Office properties and equipment                     2,588,362                  5,688                                   2,594,050
Investment in subsidiary             8,805,719        180,880     (8,739)                            (a)     6,640            --
                                                                                                     (b) 8,971,220
Prepaid expenses and other assets       23,632        749,205                 10,487      46,217     (d)    98,572       730,969
                                   -----------   ------------    -------      ------      ------        ----------   -----------

   Total assets                      8,967,926    130,386,611    189,187      19,878      53,091         9,423,410   130,193,283
                                   ===========   ============    =======      ======      ======        ==========   ===========

LIABILITIES AND STOCKHOLDERS'
 EQUITY

Deposits                                          120,571,562                                        (c)   346,978   120,224,584
Advance payments by borrowers for
  taxes and insurance                                 570,814                                                            570,814
Other liabilities                       16,300        394,613      8,307      79,760       1,948     (d)    98,572       402,356

Common stock                             3,640          3,640      1,000       1,000       1,000     (a)     6,640         3,640
Additional paid-in capital           3,262,395      3,275,315                                        (b) 3,266,395     3,271,315
Retained earnings                    5,685,591      5,535,684    179,880     (60,882)     50,143     (b) 5,704,825     5,685,591
Accumulated other comprehensive
 income, net of income taxes                           80,030                                                             80,030
Common stock awarded by Bank
 Incentive Plan                                       (45,047)                                                           (45,047)
                                   -----------   ------------    -------      ------      ------        ----------   -----------

Total liabilities and
 stockholders' equity              $ 8,967,926    130,386,611    189,187      19,878      53,091         9,423,410   130,193,283
                                   ===========   ============    =======      ======      ======        ==========   ===========


Elimination of intercompany items:
(a)  Common Stock
(b)  Investment in subsidiaries
(c)  Deposit accounts
(d)  Accounts receivable and payable

                      MIDLAND CAPITAL HOLDINGS CORPORATION
                                AND SUBSIDIARIES

                        Consolidating Statement of Income

                            Year ENDED JUNE 30, 1999

                                     Midland
                                     Capital    Midland Federal   Midland      MS      Bridgeview
                                     Holdings   Savings and Loan  Service   Insurance  Development
                                  Corporation    Association     Corporation  Agency     Company       Eliminations  Consolidated
                                  -----------   ---------------- ----------- --------  -----------    -------------- ------------
Interest income:
  Interest on loans               $                 3,442,351                                                          3,442,351
  Interest on mortgage-backed
   securities                                       1,214,401                                                          1,214,401
  Interest on investment
   securities                                       1,212,855                                                          1,212,855
  Interest on interest-bearing
   deposits                             2,920       1,425,567       6,564                    154     (c)   9,638       1,425,567
  Dividends on FHLB stock                              37,435                                                             37,435
                                   ----------    ------------     -------      ------     ------      ----------     -----------
     Total interest income              2,920       7,332,609       6,564          --        154           9,638       7,332,609
                                   ----------    ------------     -------      ------     ------      ----------     -----------
Interest expense:
  Interest on deposits                              4,188,689                                        (c)   9,638       4,179,051
                                   ----------    ------------     -------      ------     ------      ----------     -----------

     Total interest expense                         4,188,689          --          --         --           9,638       4,179,051
                                   ----------    ------------     -------      ------     ------      ----------     -----------
  Net interest income before
   provision for loan losses            2,920       3,143,920       6,564          --        154              --       3,153,558
Provision for loan losses                                  --                                                                 --
                                   ----------    ------------     -------      ------     ------      ----------     -----------
  Net interest income after
   provision for loan losses            2,920       3,143,920       6,564          --        154              --       3,153,558
                                   ----------    ------------     -------      ------     ------      ----------     -----------
Non-interest income:
  Loan fees and service charges                       300,328                                                            300,328
  Commission income                                                           105,116                                    105,116
  Profit on sale of loans                              45,154                                                             45,154
  Profit on sale of real estate
   owned - net                                         21,602                                                             21,602
  Profit (loss) from subsidiary       422,917             913      (2,759)                           (a) 422,917              --
                                                                                                     (a)     913
                                                                                                     (a)  (2,759)
  Deposit related fees and other
   income                                             752,719                              1,537     (b)  71,112         683,144
                                   ----------    ------------     -------      ------     ------      ----------     -----------
     Total non-interest income        422,917       1,120,716      (2,759)    105,116      1,537         492,183       1,155,344
                                   ----------    ------------     -------      ------     ------      ----------     -----------
Non-interest expense:
  Staffing costs                                    1,914,672                  93,456                                  2,008,128
  Advertising                                          92,771                     497                                     93,268
  Occupancy and equipment
   expenses                                           571,715                   6,179                (b)   1,800         576,094
  Data processing                                     199,828                                                            199,828
  Federal deposit insurance
   premiums                                            64,047                                                             64,047
  Provision for loss on real
   estate owned                                         1,527                                                              1,527
  Other                                91,099         780,719       1,000      10,369        515     (b)  69,312         814,390
                                   ----------    ------------     -------      ------     ------      ----------     -----------
     Total non-interest
      expense                          91,099       3,625,279       1,000     110,501        515          71,112       3,757,282
                                   ----------    ------------     -------      ------     ------      ----------     -----------
  Income (loss) before
   income taxes                       334,738         639,357       2,805      (5,385)     1,176         421,071         551,620
Provision for income taxes
 (benefit)                            (29,981)        216,440       1,892      (1,850)       400                         186,901
                                   ----------    ------------     -------      ------     ------      ----------     -----------
  Net income (loss)                $  364,719         422,917         913      (3,535)       776         421,071         364,719
                                   ==========    ============     =======      ======     ======      ==========     ===========
Elimination of intercompany items:
  (a) Income of subsidiary
  (b) Office rental and fees
  (c) Interest on deposits

                                       49

Officers and Directors

Officers                            Directors

Paul Zogas                          Paul Zogas
President,                          President, Chief Executive Officer,
Chief Executive Officer             Chief Financial Officer and
and Chief Financial Officer of      Chairman of the Board for
the Company and the Association     the Company and the Association

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

Janice Cecott                       Algerd Brazis
Controller of the Company           Retired businessman and
and the Association                 Director, Knights of Lithuania
                                    Mid-America District

Muriel Kowalski                     Michael J. Kukanza
Assistant Vice President of         Principal in Compass Asset
the Company and the Association     Management, L.L.C.

Donna Chmiel                        Jonas Vaznelis
Internal Auditor of the             Retired businessman and Committee
Company and the Association         member of the Board of Zoning Appeals
                                    for Beverly Shores, Indiana.
                                       50

Corporate Information

Investor Information
Midland Capital Holdings Corporation is the thrift holding company for Midland Federal Savings and Loan Association. Shareholders, investors and analysts interested in additional information may contact at the Corporate Office: Paul Zogas, President, 8929 S. Harlem Avenue, Bridgeview, Illinois 60455

Annual Report on Form 10-KSB
A copy of Midland Capital Holdings Corporation's Annual Report on Form 10-KSB including financial statements, as filed with the SEC, is available without charge by writing to our Corporate Office, Attn: Charles Zogas, Executive Vice President, 8929 S. Harlem Avenue, Bridgeview, Illinois 60455.

Annual Meeting of Shareholders
The Annual Meeting of the Shareholders of Midland Capital Holdings Corporation will be held at 2:00 p.m., October 20, 1999, at the Corporate Office of the Company, 8929 S. Harlem Avenue, Bridgeview, Illinois. All shareholders are cordially invited to attend.

Stock Transfer Agent
Midland Capital Holdings Corporation's transfer agent, Registrar and Transfer Company, maintains all stockholder records and can assist with stock transfer and registration, lost certificates or address change, changes or corrections in social security or tax identification numbers, and 1099 tax reporting questions. If you have questions, please contact the stock transfer agent in writing at the address below:

      Registrar and Transfer Company
      10 Commerce Drive
      Cranford, New Jersey 07016-3572
      Attn: Corporate Relations

Corporate Counsel/Washington, D.C.
      Silver, Freedman & Taff, L.L.P.
      1100 New York Avenue, N.W.
      Washington, D.C. 20005-3934

Corporate Counsel/Chicago, Illinois
      Kamm & Shapiro, Ltd.
      230 West Monroe Street - Suite 1100
      Chicago, Illinois 60606

Independent Auditors
      Cobitz, VandenBerg & Fennessy
      9944 South Roberts Road - Suite 202
      Palos Hills, Illinois 60465





                                       51