Form 10KSB, Exhibit 13
period 2001-06-30
MIDLAND CAPITAL HOLDINGS CORP
filed 2001-09-28
CIK 1061234

Corporate Profile


           Midland Capital Holdings Corporation (the
           "Company") is a Delaware corporation that was organized in 1998 by Midland Federal Savings and Loan Association (the "Association" or "Midland Federal") for the purpose of becoming its thrift institution holding company. Both the Company and the Association are headquartered in Bridgeview, Illinois, a southwest suburb of Chicago. The Association was founded in 1914 with the goal of providing personal financial services and home mortgage loans to communities located within the southwest side of the city of Chicago. The Company continues to fulfill that role today with two branch banking offices located in the Brighton Park and Marquette Park neighborhoods of the city of Chicago, its home office in Bridgeview, Illinois and a branch banking office located in Homer Glen, Illinois, a southwest suburb of Chicago. Midland Federal also operates a wholly owned subsidiary, Midland Service Corporation. Common stock in Midland Capital Holdings Corporation is traded on the "pink sheets" published by the National Quotation Bureau, Inc.



           Table of Contents

           Letter to Shareholders.......................  2

           Financial Highlights.........................  3

           Selected Consolidated Financial
             Information................................  4

           Management's Discussion and Analysis.........  6

           Independent Auditor's Report................. 20

           Consolidated Statements of
             Financial Condition........................ 21

           Consolidated Statements of Income............ 22

           Consolidated Statements of Changes in
             Stockholders' Equity....................... 23

           Consolidated Statements of Cash Flows........ 24

           Notes to Consolidated Financial
             Statements................................. 25

To Our Shareholders,

               The Company completed fiscal 2001 with earnings of $379,000, or $1.03 per diluted share and a record book value of $26.55 per common share. Total assets of the Company exceeded $142 million at fiscal year end with total deposits increasing to $132 million. The Company's lending operations achieved record growth during fiscal 2001 with a 29% increase in total loans, our sixth consecutive annual increase in the loan portfolio. Non-performing assets continued to decline and amounted to just .16% of total assets at fiscal year end.
               The Company also continued to build its capital base with stockholders' equity totaling $9.7 million, also a year-end record. At June 30, 2001 the Company's ratio of stockholders' equity to total assets was 6.78% and its banking subsidiary, Midland Federal, continued to meet all of the regulatory capital requirements as a 'well capitalized' institution during fiscal 2001.
               I would like to thank our shareholders for their support this year and we look forward to your continued support in the coming year.

                                                         Sincerely,


                                                         /s/Paul Zogas
                                                         -------------
                                                         Paul Zogas
                                                         Chairman and President



                              FINANCIAL HIGHLIGHTS



                                              Year Ended June 30,
                                    2001     2000     1999     1998     1997
                                 --------------------------------------------
                                            (Dollars in Thousands)
Total assets.................... $142,496  137,225  130,193  117,373  111,678
Loans receivable, net...........   68,486   53,030   49,349   39,173   33,392
Mortgage-backed securities......   17,310   21,854   15,882   20,845   21,936
Cash and cash equivalents.......   20,719   32,666   35,020   31,994   30,903
Investment securities ..........   31,338   25,033   25,092   21,185   21,058
Deposits........................  131,504  126,870  120,225  107,762  102,973
Stockholders' equity............    9,662    9,257    8,996    8,768    7,971

For the Period:
  Net interest income........... $  3,661    3,510    3,154    3,147    3,124
  Net income ...................      379      372      365      595      296

Per Common Share:
  Book value per share
    outstanding................. $  26.55    25.43    24.71    24.09    22.99

  Earnings per share outstanding
    basic....................... $   1.04     1.02     1.00     1.68      .85
    diluted..................... $   1.03     1.01      .99     1.66      .83

Financial Ratios:
  Stockholders' equity to
    total assets................     6.78%    6.75     6.91     7.47     7.14
  Non-performing assets to
    total assets................      .16%     .21      .38      .86      .86
  Net charge-offs to total loans      .04%      --      .06       --      .13
  Net interest margin...........     2.73%    2.65     2.73     3.01     2.96
  Operating expenses to
    average assets (1)..........     2.85%    2.75     3.01     2.90     2.72
  Return on average assets (2)..      .27%     .27      .30      .54      .66
  Return on average
    stockholders' equity (2)....     4.01%    4.12     4.08     7.11     9.21


(1) Exclusive of real estate owned expenses and losses and FDIC special assessment.
(2)  Exclusive of FDIC special assessment in the 1997 period.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION



SELECTED FINANCIAL CONDITION DATA:
                                                   At June 30,
                                    2001     2000     1999     1998     1997
                                 --------------------------------------------
                                                 (In Thousands)
Total assets.................... $142,496  137,225  130,193  117,373  111,678
Loans receivable, net...........   68,486   53,030   49,349   39,173   33,392
Mortgage-backed securities......   17,310   21,854   15,882   20,845   21,936
Cash and cash equivalents.......   20,719   32,666   35,020   31,994   30,903
Investment securities ..........   31,338   25,033   25,092   21,185   21,058
Deposits........................  131,504  126,870  120,225  107,762  102,973
Stockholders' equity............ $  9,662    9,257    8,996    8,768    7,971


SELECTED OPERATIONS DATA:                     Year Ended June 30,
                                    2001     2000     1999     1998     1997
                                 --------------------------------------------
                                                 (In Thousands)
Total interest income........... $  8,975    8,473    7,333    7,016    7,034
Total interest expense..........    5,314    4,963    4,179    3,869    3,910
                                  -------  -------  -------  -------  -------
Net interest income.............    3,661    3,510    3,154    3,147    3,124

Provision for loan losses
  (recoveries)..................       --       --       --     (160)      --
                                  -------  -------  -------  -------  -------
  Net interest income after
    provision for loan losses...    3,661    3,510    3,154    3,307    3,124

Non-interest income:
Loan related fees and charges...      269      198      300      238      146
Deposit related fees............      481      500      529      596      613
Commission income...............       73       64      105       95       69
Income from real estate owned...        1        7       89       70       57
Profit on sale of loans.........        7       36       45       29       11
Other income....................       87       75       87       88      229
Total non-interest income.......      918      880    1,155    1,116    1,125
                                  -------  -------  -------  -------  -------

Non-interest expense:
Staffing costs..................    2,163    1,956    2,008    1,789    1,670
Occupancy and equipment expense.      713      721      576      475      452
Deposit insurance premiums......       26       47       64       63      142
Data processing fees............      195      176      200      153      137
FDIC special assessment.........       --       --       --       --      674
Real estate owned expenses......       --        5       82      261       98
Other expense...................      907      934      827      749      679
                                  -------  -------  -------  -------  -------
  Total non-interest expense....    4,004    3,839    3,757    3,490    3,852
                                  -------  -------  -------  -------  -------

Income before income taxes......      575      551      552      933      397
Provision for income taxes......      196      179      187      338      101
                                  -------  -------  -------  -------  -------

Net income ..................... $    379      372      365      595      296
                                  =======  =======  =======  =======  =======

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION



SELECTED FINANCIAL RATIOS:
                                        At or For the Year Ended June 30,
                                    2001     2000     1999     1998     1997
                                 --------------------------------------------
Performance Ratios:
Return on average assets (1)....     .27%     .27      .30      .54      .66
Return on average stockholders'
  equity (1)....................    4.01%    4.12     4.08     7.11     9.21

Interest rate spread during
  period (2)....................    2.62%    2.57     2.65     2.92     2.91
Net interest margin (3).........    2.73%    2.65     2.73     3.01     2.96
Ratio of operating expenses to
  average total assets (4)......    2.85%    2.75     3.01     2.90     2.72
Ratio of average interest-
  earning assets to average
  interest-bearing liabilities..  110.86%  109.87   110.64   110.25   108.76

Asset Quality Ratios:
Non-performing assets to
  total assets..................     .16%     .21      .38      .86      .86
Allowance for loan losses to
  non-performing loans (5)......  106.92%   65.24    79.66    57.16   274.39
Allowance for loan losses to
  total loans...................     .52%     .69      .74     1.00     1.62

Capital Ratios:
Stockholders' equity to
  total assets..................    6.78%    6.75     6.91     7.47     7.14
Average stockholders' equity to
  average assets................    6.73%    6.47     7.33     7.52     6.81


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

                           MANAGEMENT'S DISCUSSION AND
                       ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS


Forward-Looking Statements

When used in this filing and in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "would be", "will allow", "intends to", "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including but not limited to changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition, all or some of which could cause actual results to differ materially from historical earnings and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and advises readers that various factors, including regional and national economic conditions, substantial changes in levels of market interest rates, credit and other risks of lending and investment activities and competitive and regulatory factors, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected.

The Company does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.


                                     GENERAL

Midland Capital Holdings Corporation (the "Company") is a Delaware corporation that was organized for the purpose of becoming the thrift institution holding company for Midland Federal Savings and Loan Association (the "Association" or "Midland Federal"). The Association converted from a federal mutual savings and loan association to a federal stock savings and loan association on June 30, 1993 (the "Conversion"). In the Conversion, 345,000 shares of common stock, par value of $.01 per share, of the Association were sold in an initial public offering for an aggregate consideration of $3.45 million. On July 23, 1998, as a result of a Holding Company Reorganization, the Association became a wholly owned subsidiary of Midland Capital Holdings Corporation, and each outstanding share of common stock of the Association became, by operation of law, one share of common stock of Midland Capital Holdings Corporation. At June 30, 2001 there were 363,975 shares of the Company's common stock outstanding.

The Company's results of operations are dependent primarily on net interest income, which is the difference between the interest income earned on its loan, mortgage-backed securities, and investment portfolios and its cost of funds, consisting of the interest paid on its deposits. In addition, to a lesser extent, the Company's operating results are affected by non-interest income and non-interest expense. Non-interest expense includes operating expenses consisting primarily of employee salaries and benefits, office occupancy expenses, equipment costs, federal deposit insurance premiums, and other general and administrative expenses. Operational results are also affected by general economic conditions (particularly changes in interest rates), competition, government policies and actions of regulatory agencies.

The Company's operating philosophy is to provide, in a safe and profitable manner, financial services to families and local businesses in the communities served by its four offices. The Company's immediate market area consists of Southwest Chicago and the Southwest suburban communities of Bridgeview, Oak Lawn, Palos Hills, Hickory Hills, Burbank, Chicago Ridge, Homer Glen, Lockport, Orland Park and Lemont. Consistent with its operating philosophy, the Company focuses upon attracting deposits from the general public and using such deposits to originate residential mortgage, and to a lesser extent, consumer, multi-family and other loans in its primary market area. The Company also makes substantial investments in mortgage-backed securities, investment securities consisting primarily of U.S. government and agency obligations and liquid assets in an effort to control interest rate risk.


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

The Association's interest rate sensitivity of net portfolio value is shown in the following table, which shows the NPV and projected change in the NPV of the Association at June 30, 2001 assuming an instantaneous and sustained change in market interest rates of 100, 200 and 300 basis points.


                      NET PORTFOLIO VALUE          NPV AS % OF ASSETS

Change in Rates   $ Amount  $ Change  % Change      NPV Ratio  Change
---------------   --------  --------  --------      ---------  ------

(Basis Points)  (Thousands)
   +300 bp         10,604    -6,387      -38           7.31   -389 bp
   +200 bp         12,658    -4,333      -26           8.59   -261 bp
   +100 bp         14,844    -2,147      -13           9.93   -127 bp
      0 bp         16,991        --       --          11.20     -- bp
   -100 bp         18,042     1,051      + 6          11.80   + 60 bp
   -200 bp         18,113     1,122      + 7          11.83   + 63 bp
   -300 bp         18,105     1,114      + 7          11.81   + 61 bp


                      FINANCIAL CONDITION AT JUNE 30, 2001

At June 30, 2001 total assets of the Company increased by $5.3 million to $142.5 million from $137.2 million at June 30, 2000. This increase was the result of increases in loans receivable and investment securities that were funded by reductions in mortgage-backed securities and cash equivalents as well as a $4.6 million increase in deposits to $131.5 million at June 30, 2001.

Loans receivable, including loans available for sale, increased $15.5 million to $68.5 million at June 30, 2001. The Company originated $27.1 million of loans during the year ended June 30, 2001 compared to loan originations of $15.1 million during the prior fiscal year. In addition, the Company purchased $1.0 million of FHA loans during fiscal 2001. The higher loan origination volume in fiscal 2001 was due in part to an increase in mortgage refinancing activity as a result of the decline in interest rates that began in January 2001. Offsetting loan originations in the current fiscal year were loan repayments of $12.2 million in fiscal 2001 as well as loan sales of $500,000. There were no new purchases of mortgage-backed securities during fiscal 2001 and as a result, the balance of mortgage-backed securities decreased by $4.5 million to $17.3 million at June 30, 2001 due to repayments and amortization during the current fiscal year.

Investment securities available for sale increased by $6.2 million to $11.2 million at June 30, 2001 from $5.0 million at June 30, 2000 as the Company sought to lock in higher investment returns in a period of declining market interest rates. The increase is attributable to the purchase of $10.0 million of callable agency securities offset by the early redemption of a $4.0 million callable agency security, at par. Gross unrealized gains in the available for sale portfolio were $247,000 at June 30, 2001 compared to gross unrealized gains of $65,000 at June 30, 2000, reflecting the positive impact of lower interest rates. The balance of investment securities classified as held to maturity remained relatively constant at $20.1 million at June 30, 2001 with $10.0 million of U.S. Treasury Notes maturing and a like amount reinvested in non-callable agency securities. The weighted average remaining term to maturity of the Company's total investment securities portfolio at June 30, 2001 was 1.9 years.

The Company reduced the balance of cash and cash equivalents by $12.0 million to $20.7 million at June 30, 2001 from $32.7 million at June 30, 2000. The decrease in cash equivalents funded the Company's loan originations as well as the increase in investment securities, discussed above.

Non-performing assets consisted of $230,000 in non-accruing loans at June 30, 2001 compared to $284,000 at June 30, 2000. The allowance for loan losses decreased by $10,000 to $359,000 at June 30, 2001, as a result of charge offs in the amount of $24,000 net of $14,000 in loan loss recoveries during fiscal 2001. Non-accruing loans at June 30, 2001 consisted of $218,000 in single-family residential mortgage loans and $12,000 in non-mortgage loans. The general allowance for loan losses totaled $246,000 at June 30, 2001 compared to $185,000 at June 30, 2000. At June 30, 2001 the Company's ratio of general allowance for loan losses to net non-performing loans was 106.92% compared to 65.24% at June 30, 2000. Management believes that the current allowance for loan losses is adequate.

Deposits for the year ended June 30, 2001 increased $4.6 million to $131.5 million. The increase in deposits is the result of a $2.1 million increase in certificate of deposit accounts, a $1.2 million increase in NOW accounts, a $900,000 increase in demand deposit accounts and a $766,000 increase in passbook deposit accounts, offset by a $377,000 decrease in money market accounts. The net increase in deposits is primarily attributed to interest credited as well as aggressive pricing and promotion of deposit accounts at the Company's branch office located in Homer Glen, Illinois.

Stockholders' equity increased $405,000 to $9.7 million at June 30, 2001 from $9.3 million at June 30, 2000. The increase in stockholders' equity was primarily due to comprehensive income of $500,000 offset by the payment of cash dividends in the amount of $109,000.


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

                                               Year Ended June 30,
                     ------------------------------------------------------------------------
                              2001                     2000                     1999
                     ----------------------   ----------------------   ----------------------
                     Average Interest Yield   Average Interest Yield   Average Interest Yield
                     Balance  Earned/  and    Balance  Earned/  and    Balance  Earned/  and
                               Paid   Rates             Paid   Rates             Paid   Rates
                     -------- ------- -----   -------- ------- -----   -------- ------- -----
                                              (Dollars in Thousands)
Interest-Earning
  Assets:
Loans Receivable (1) $ 58,371  4,305  7.39%     50,383 $3,691  7.33%     46,270 $3,442  7.44%
Mortgage-backed
  securities........   19,088  1,299  6.81      21,688  1,409  6.49      18,457  1,214  6.58
Investment and other
  securities........   28,686  1,698  5.92      25,055  1,397  5.58      21,441  1,213  5.66
Interest-bearing
  deposits..........   27,059  1,619  5.98      34,785  1,930  5.55      28,826  1,426  4.95
FHLB stock..........      750     54  7.27         656     46  7.04         582     38  6.43
                      -------  -----  ----     -------  -----  ----     -------  -----  ----
    Total interest-
      earning assets $133,954 $8,975  6.70%   $132,567 $8,473  6.39%   $115,576 $7,333  6.34%
                      -------  -----  ----     -------  -----  ----     -------  -----  ----

Interest-Bearing
  Liabilities:
Certificates of
  deposit........... $ 61,012 $3,413  5.59%   $ 61,878 $3,120  5.04%   $ 50,000 $2,557  5.11%
Passbook accounts...   41,960  1,267  3.02      42,507  1,286  3.03      41,323  1,229  2.97%
Money market and
  NOW accounts......   17,860    634  3.55      16,273    557  3.43      13,136    393  2.99%
                      -------  -----  ----     -------  -----  ----     -------  -----  ----
    Total interest-
      bearing lia-
      bilities...... $120,832 $5,314  4.40%   $120,658 $4,963  4.11%   $104,459 $4,179  4.00%
                      =======  -----  ----     =======  -----  ----     =======  -----  ----

Net earning assets.. $ 13,122                 $ 11,909                 $ 11,117
                      =======                  =======                  =======

Net-interest income.          $3,661                   $3,510                   $3,154
                               =====                    =====                    =====

Net-interest rate
  spread (2)........                  2.30%                    2.28%                    2.34%
                                      ====                     ====                     ====

Net-interest margin.                  2.73%                    2.65%                    2.73%
                                      ====                     ====                     ====

Average interest-
  earning assets to
  average interest-
  bearing liabilities         110.86%                  109.87%                  110.64%
                              ======                   ======                   ======


(1) Calculated net of deferred yield adjustments, loan discounts, loans in process and loss reserves.
(2) Net-interest rate spread would be increased to 2.62%, 2.57% and 2.65% for the periods shown if the positive impact of the average balance of non-interest bearing demand deposits ($9,485, $9,336 and $8,581 for the periods shown) is considered.

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

                                               Year Ended June 30,
                       ------------------------------------------------------------------
                             2001   vs.   2000                   2000   vs.   1999
                       ------------------------------      ------------------------------
                        Increase (decrease) due to          Increase (decrease) due to
                       ------------------------------      ------------------------------
                                        Rate/                               Rate/
                       Volume   Rate   Volume   Net        Volume   Rate   Volume   Net
                       ------  ------  ------  ------      ------  ------  ------  ------
                                             (Dollars in Thousands)
Interest-Earning
  Assets:
Loans Receivable....  $  585   $  25   $   4   $ 614      $  306   $( 52)   $( 5)  $ 249
Mortgage-backed
  securities........    (169)     67     ( 8)   (110)        213    ( 15)    ( 3)    195
Investment and other
  securities........     202      86      13     301         204    ( 17)    ( 3)    184
Interest-bearing
  deposits..........    (429)    151     (33)   (311)        295     173      36     504
FHLB stock..........       7       1      --       8           5       3      --       8
                       -----    ----    ----   -----       -----    ----    ----   -----
    Total interest-
      earning assets  $  196   $ 330   $ (24)  $ 502      $1,023   $  92   $  25  $1,140
                       -----    ----    ----    ----       -----    ----    ----   ------

Interest-Bearing
  Liabilities:
Certificates of
  deposit...........  $  (44)  $ 342   $ ( 5)  $ 293      $  607   $ (36)  $ ( 8)  $ 563
Passbook accounts...     (17)    ( 2)     --     (19)         35      21       1      57
Money market and
  NOW accounts......      54      21       2      77          93      57      14     164
                       -----    ----    ----    ----       -----    ----    ----   -----
    Total interest-
      bearing liab-
      ilities.......  $  ( 7)  $ 361   $ ( 3)  $ 351      $  735   $  42   $   7  $  784
                       -----    ----    ----    ----       -----    ----    ----   ------

Net change in net
  interest income...                           $ 151                              $  356
                                                ====                               =====


                         COMPARISON OF OPERATING RESULTS
                           FOR THE FISCAL YEARS ENDED
                         JUNE 30, 2001 AND JUNE 30, 2000

The Company had net income of $379,000 in fiscal 2001 compared to net income of $372,000 for fiscal 2000. The increase in net income is attributable to a $151,000 increase in net interest income and a $38,000 increase in non-interest income offset by a $165,000 increase in non-interest expense and a $17,000 increase in income taxes.

Net interest income increased $151,000 to $3.7 million in fiscal 2001 from $3.5 million in fiscal 2000. The average balance of net earning assets increased $1.2 million to $13.1 million in fiscal 2001 from $11.9 million in the prior fiscal year. Net interest margin and interest rate spread increased in fiscal 2001 to 2.73% and 2.62%, respectively, from 2.65% and 2.57%, respectively, in fiscal 2000. The increases in net interest income, net interest margin and interest rate spread that occurred in the current fiscal year were attributable in part to the higher market interest rates that were predominant in the first six months of the current fiscal year. This resulted in the Company's interest earning assets re-pricing at higher market interest rates, which offset the negative impact of higher deposit interest rates during that period. In addition, the general decline in market interest rates during the second half of the current fiscal year allowed the Company's deposit liabilities to re-price at lower deposit interest rates. The ratio of average interest earning assets to average interest bearing liabilities also increased to 110.86% in fiscal 2001 from 109.87% in fiscal 2000.

INTEREST INCOME
Interest income increased $502,000 in fiscal 2001 to $9.0 million. This increase in interest income resulted from an increase in the average yield earned on interest earning assets to 6.70% in fiscal 2001 from 6.39% in fiscal 2000 as well as a $1.4 million increase in the average balance of interest earning assets to $134.0 million in fiscal 2001 from $132.6 million in fiscal 2000.

Interest on loans receivable increased $614,000, or 16.6%, in fiscal 2001 to $4.3 million compared with fiscal 2000. The increase in interest income was attributed to an $8.0 million increase in the average outstanding balance of net loans receivable to $58.4 million in fiscal 2001 from $50.4 million in fiscal 2000 as well as an increase in the average yield earned on loans receivable to 7.39% in fiscal 2001 from 7.33% in fiscal 2000.

Interest on mortgage-backed securities decreased $110,000, or 7.8%, to $1.3 million in fiscal 2001 compared with fiscal 2000. The decrease in interest income was attributed to a $2.6 million decrease in the average outstanding balance of mortgage-backed securities to $19.1 million in fiscal 2001 from $21.7 million in fiscal 2000. The decrease in the average outstanding balance of mortgage-backed securities was offset by an increase in the average yield earned on mortgage-backed securities to 6.81% in fiscal 2001 from 6.49% in fiscal 2000.

Interest earned on investment securities increased $301,000, or 21.5%, to $1.7 million in fiscal 2001. The increase in interest income resulted from a $3.6 million increase in the average outstanding balance of investment securities to $28.7 million from the prior fiscal year as well as an increase in the average yield earned on investment securities to 5.92% in fiscal 2001 compared to 5.58% in fiscal 2000.

Interest earned on interest bearing deposits decreased $311,000, or 16.1%, to $1.6 million in fiscal 2001 compared with fiscal 2000. The decrease in interest income is attributed to a $7.7 million decrease in the average outstanding balance of interest bearing deposits to $27.1 million in fiscal 2001 from $34.8 million in fiscal 2000. The decrease in the average outstanding balance of interest bearing deposits was offset by an increase in the average yield earned on interest bearing deposits to 5.98% in fiscal 2001 from 5.55% in fiscal 2000. The Company reduced its investments in interest bearing deposits in response to declining short term market interest rates in the second half of fiscal 2001.

INTEREST EXPENSE
Interest expense increased $351,000, or 7.1%, to $5.3 million in fiscal 2001 from $5.0 million in fiscal 2000. The increase in interest expense in fiscal 2001 was the result of an increase in the average yield paid on interest costing deposits to 4.40% in fiscal 2001 compared to 4.11% in fiscal 2000 as well as a $174,000 increase in the average outstanding balance of interest costing deposits to $120.8 million in fiscal 2001 compared to fiscal 2000. The increase in the average yield paid on interest costing deposits is primarily attributed to aggressive pricing and promotion of both certificate of deposit and money market accounts at the Company's Homer Glen banking office.

PROVISIONS FOR LOSSES ON LOANS
The Company maintains an allowance for loan losses based upon management's periodic evaluation of probable accrued losses in the portfolio based on known and inherent risks in the loan portfolio, the Company's past loan loss experience, adverse situations that may affect borrowers' ability to repay loans, estimated value of the underlying collateral and current and expected market conditions. The Company incurred $24,000 in loan charge-offs during fiscal 2001. During fiscal 2001 the Company increased its general allowance for loan losses to $246,000 at fiscal year end from $185,000 at the prior fiscal year end. At fiscal year end, the $246,000 general allowance for loan losses was determined by the Company to be consistent with its policy for the establishment and maintenance of adequate levels of general loan loss allowances. The $61,000 increase in the Company's general allowance for loan losses during fiscal 2001 was the result of $72,000 in recoveries from fully reserved loans which loss reserves were transferred from specific allowance to general and $14,000 in recoveries from loans previously charged off. These loan loss recoveries were offset by $25,000 in loans that were specifically reserved out of the general allowance for loan losses during the current fiscal year.

At June 30, 2001, the Company was aware of no regulatory directives or suggestions that the Company make additional provisions for losses on loans. Although the Company believes its allowance for loan losses is at a level that it considers to be adequate to provide for potential losses, there can be no assurance that such losses will not exceed the estimated amounts.

NON-INTEREST INCOME
Non-interest income increased $38,000 to $918,000 in fiscal 2001 from $880,000 in fiscal 2000. The increase in non-interest income in fiscal 2001 is primarily attributed to a $71,000 increase in loan fees and service charges and a $9,000 increase in commission income offset by a $29,000 decrease in profit on the sale of loans and a $19,000 decrease in deposit related fees. The increase in loan fees and service charges was the result of increased loan origination activity in fiscal 2001 compared to fiscal 2000. The decrease in deposit related fees in fiscal 2001 is attributed to a decrease in the level of demand deposit service charges resulting from a decline in overdraft activity compared to the prior fiscal year.

NON-INTEREST EXPENSE
Non-interest expense increased $165,000 to $4.0 million in fiscal 2001 compared with the prior fiscal year. The primary factors for the increase in non-interest expense were a $207,000 increase in staffing costs and a $19,000 increase in data processing fees. These increases in non-interest expense were offset by a $37,000 decrease in advertising expense and a $21,000 decrease in deposit insurance premiums, as compared with the prior fiscal year. The increase in staffing costs was primarily the result of a $72,000 increase in the cost of employee benefits as well as a $57,000 increase in commissions paid to the Company's staff loan originators due to an increase in loan originations compared with the prior fiscal year.

INCOME TAXES
Provisions for income taxes increased by $17,000 to $196,000 in fiscal 2001 from $179,000 in fiscal 2000 primarily due to the increase in operating income in the current fiscal year as compared to the prior year.


                         COMPARISON OF OPERATING RESULTS
                           FOR THE FISCAL YEARS ENDED
                         JUNE 30, 2000 AND JUNE 30, 1999

The Company had net income of $372,000 in fiscal 2000 compared to net income of $365,000 for fiscal 1999. The increase in net income is attributable to a $356,000 increase in net interest income and an $8,000 decrease in income taxes offset by a $275,000 decrease in non-interest income and an $82,000 increase in non-interest expense.

Net interest income increased $356,000 to $3.5 million in fiscal 2000 from $3.2 million in fiscal 1999. The average balance of net earning assets increased $792,000 to $11.9 million in fiscal 2000 from $11.1 million in the prior fiscal year. Net interest margin and interest rate spread decreased in fiscal 2000 to 2.65% and 2.57%, respectively, from 2.73% and 2.65%, respectively, in fiscal 1999, primarily as a result of increasing short term market interest rates and increased competition for deposit liabilities during the current fiscal year which resulted in a higher average cost of interest bearing liabilities. The ratio of average interest earning assets to average interest bearing liabilities also decreased to 109.87% in fiscal 2000 from 110.64% in fiscal 1999.

INTEREST INCOME
Interest income increased $1.1 million in fiscal 2000 to $8.5 million. This increase in interest income resulted from a $17.0 million increase in the average balance of interest earning assets to $132.6 million in fiscal 2000 from $115.6 million in fiscal 1999 as well as an increase in the average yield earned on interest earning assets to 6.39% in fiscal 2000 from 6.35% in fiscal 1999 as a result of higher short term market interest rates.

Interest on loans receivable increased $249,000, or 7.2%, in fiscal 2000 to $3.7 million compared with fiscal 1999. The increase in interest income was attributed to a $4.1 million increase in the average outstanding balance of net loans receivable to $50.4 million in fiscal 2000 from $46.3 million in fiscal 1999. The increase in the average balance of net loans receivable was partially offset by a decrease in the average yield earned on loans receivable to 7.33% in fiscal 2000 from 7.44% in fiscal 1999 as repayments of higher yielding loans within the loan portfolio were replaced with lower yielding loans originated over both the prior and current fiscal year.

Interest on mortgage-backed securities increased $195,000, or 16.0%, to $1.4 million in fiscal 2000 compared with fiscal 1999. The increase in interest income was attributed to a $3.2 million increase in the average outstanding balance of mortgage-backed securities to $21.7 million in fiscal 2000 from $18.5 million in fiscal 1999. The Company increased its investment in mortgage-backed securities in fiscal 2000 in order to maintain compliance with regulatory requirements regarding qualified thrift lender status. The increase in the average outstanding balance of mortgage-backed securities was offset by a decrease in the average yield earned on mortgage-backed securities to 6.49% in fiscal 2000 from 6.58% in fiscal 1999.

Interest earned on investment securities increased $184,000, or 15.2%, in fiscal 2000. The increase in interest income resulted from a $3.6 million increase in the average outstanding balance of investment securities to $25.1 million from the prior fiscal year. The increase in the average outstanding balance of investment securities was offset by a decrease in the average yield earned on investment securities to 5.58% in fiscal 2000 compared to 5.66% in fiscal 1999.

Interest earned on interest bearing deposits increased $504,000, or 35.4%, to $1.9 million in fiscal 2000 compared with fiscal 1999. The increase in interest income is attributed to a $6.0 million increase in the average outstanding balance of interest bearing deposits to $34.8 million in fiscal 2000 from $28.8 million in fiscal 1999 as well as an increase in the average yield earned on interest bearing deposits to 5.55% in fiscal 2000 from 4.95% in fiscal 1999. The Company maintained its investments in interest bearing deposits in response to increasing higher short term market interest rates during 2000.

INTEREST EXPENSE
Interest expense increased $784,000, or 18.8%, to $5.0 million in fiscal 2000 from $4.2 million in fiscal 1999. The increase in interest expense in fiscal 2000 was the result of a $16.2 million increase in the average outstanding balance of interest costing deposits to $120.7 million in fiscal 2000 from $104.5 million in fiscal 1999 as well as an increase in the average yield paid on interest costing deposits to 4.11% in fiscal 2000 compared to 4.00% in fiscal 1999. The increase in savings deposits is primarily attributed to aggressive pricing and promotion of certificate and money market deposit accounts by the Company at its Homer Township branch banking facility.

PROVISIONS FOR LOSSES ON LOANS
The Company maintains an allowance for loan losses based upon management's periodic evaluation of known and inherent risks in the loan portfolio, the Company's past loan loss experience, adverse situations that may affect borrowers' ability to repay loans, estimated value of the underlying collateral and current and expected market conditions. The Company incurred no loan charge-offs during fiscal 2000. During fiscal 2000 the Company increased its general allowance for loan losses to $185,000 at fiscal year end from $178,000 at the prior fiscal year end. At fiscal year end, the $185,000 general allowance for loan losses was determined by the Company to be consistent with its policy for the establishment and maintenance of adequate levels of general loan loss allowances. The $7,000 increase in the Company's general allowance for loan losses during fiscal 2000 was the result of $48,000 in recoveries from fully reserved loans which loss reserves were transferred from specific allowance to general and $3,000 in recoveries from loans previously charged off. These loan loss recoveries were offset by $44,000 in loans that were specifically reserved out of the general allowance for loan losses during the current fiscal year.

At June 30, 2000, the Company was aware of no regulatory directives or suggestions that the Company make additional provisions for losses on loans. Although the Company believes its allowance for loan losses is at a level that it considers to be adequate to provide for potential losses, there can be no assurance that such losses will not exceed the estimated amounts.

NON-INTEREST INCOME
Non-interest income decreased $275,000 to $880,000 in fiscal 2000 from $1.2 million in fiscal 1999. The decrease in non-interest income in fiscal 2000 is primarily attributed to a $102,000 decrease in loan fees and service charges, an $82,000 decrease in income from the sale and rental of real estate owned properties, a $41,000 decrease in commission income and a $29,000 decrease in deposit related fees. The decrease in loan fees and service charges was the result of decreased loan brokerage revenues and loan origination activity in fiscal 2000 compared to fiscal 1999. The decrease in commission income was the result of a decrease in the sale of annuity products in fiscal 2000 compared to the prior fiscal year. The decrease in deposit related fees in fiscal 2000 is attributed to a decrease in the level of demand deposit service charges resulting from decreased overdraft activity compared to the prior fiscal year.

NON-INTEREST EXPENSE
Non-interest expense increased $82,000 to $3.8 million in fiscal 2000 compared with the prior fiscal year. The primary factors for the increase in non-interest expense were a $145,000 increase in occupancy and equipment expense and a $26,000 increase in advertising expense, as compared with the prior fiscal year. These increases in non-interest expense were offset by a $52,000 decrease in staffing costs and a $24,000 decrease in data processing fees, as compared with the prior fiscal year. The increase in office occupancy and advertising expense in fiscal 2000 reflected the first full year of operations for the Company's Homer Township, Illinois branch banking facility, which opened for business in April 1999. The decrease in staffing costs was the result of a reduction in commissions paid to the Company's staff loan originators due to a reduction in loan originations compared with the prior fiscal year. The decrease in data processing fees in fiscal 2000 was the result of the elimination of a $38,000 de-conversion fee incurred in the prior fiscal year when the Company converted its data processing systems to another service provider.

INCOME TAXES
Provisions for income taxes decreased by $8,000 to $179,000 in fiscal 2000 from $187,000 in fiscal 1999 primarily due to a decreased amount of non-deductible items in the current year as compared to the prior year.

                         LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of funds are deposits, loan and mortgage- backed securities repayments, proceeds from the maturities of investment securities and other funds provided by operations.

The Company maintains investments in liquid assets based upon management's assessment of (i) the Company's need for funds, (ii) expected deposit flows,
(iii) the yields available on short-term liquid assets and (iv) the objectives of the Company's asset/liability management program. At June 30, 2001 the Association had commitments to originate $5.5 million in single family mortgage loans and commitments to sell $452,000 in loans. The Company considers its liquidity and capital reserves sufficient to meet its outstanding short and long-term needs. The Company expects to be able to fund or refinance, on a timely basis, its material commitments and long-term liabilities. The Company's liquidity, represented by cash and cash equivalents, is a combination of its operating, investing and financing activities. These activities are summarized in the following table for the years ended June 30, 2001 and 2000.


                                                      For the Year
                                                     Ended June 30,
                                                ----------------------
                                                  2001          2000
                                                --------      --------
                                                (Dollars in Thousands)
Net income.............................         $   379        $   372
Adjustments to reconcile net income
  to net cash provided by
  operating activities.................            (514)           713
                                                -------        -------
Net cash provided by (for)
  operating activities.................            (135)         1,085
Net cash provided for
  investing activities.................         (16,511)       (10,098)
Net cash provided by
  financing activities.................           4,699          6,659
                                                -------        -------
Net change in cash and
  cash equivalents.....................         (11,947)        (2,354)
Cash and cash equivalents at
  beginning of period..................          32,666         35,020
                                                -------        -------
Cash and cash equivalents at
  end of period........................         $20,719        $32,666
                                                =======        =======

At June 30, 2001 Midland Federal had tangible and core capital of $8.8 million, or 6.15% of adjusted total assets, which was approximately $6.7 million and $4.5 million above the minimum requirements for capital adequacy purposes in effect on that date of 1.5% and 3.0%, respectively, of adjusted total assets.

At June 30, 2001 Midland Federal had total capital of $9.0 million and risk-weighted assets of $56.3 million, or total capital of 16.04% of risk-weighted assets. This amount was approximately $4.5 million above the 8.0% requirement for capital adequacy purposes in effect on that date.

                       IMPACT OF NEW ACCOUNTING STANDARDS

The following does not constitute a comprehensive summary of all material changes or developments affecting the manner in which the Company keeps its books and records and performs its financial accounting responsibilities. It is intended only as a summary of some of the recent pronouncements made by the Financial Accounting Standards Board ("FASB"), which are of particular interest to financial institutions.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141 "Business Combinations" (SFAS No. 141) and Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" (SFAS No. 142). SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested at least annually for impairment. SFAS No. 142 is effective January 1, 2002 for calendar year companies, however, any acquired goodwill or intangible assets recorded in transactions closed subsequent to June 30, 2001 will be subject immediately to the non-amortization and amortization provisions of SFAS No. 142. The Company does not believe that these statements will have a material impact on its financial position or results of operations.



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

                                  COMMON STOCK

As of June 30, 2001, there were approximately 60 holders of record of the Company's common stock and 363,975 shares of issued and outstanding common stock. The Company's common stock is quoted on the 'pink sheets' published by the National Quotation Bureau Inc. under the symbol 'MCPH'.

The following table sets forth, for the periods shown, the high and low prices of the common stock and cash dividends per share declared. The prices reflect inter-dealer quotations without retail mark-up, mark-down or commissions and do not necessarily represent actual transactions.


                                                             Cash dividends
Quarter ended                 High               Low            declared
------------------           -----              -----        --------------
September 30, 1999            21.00             19.50              0.075

December 31, 1999             19.88             15.75              0.075

March 31, 2000                17.00             13.75              0.075

June 30, 2000                 14.00             13.25              0.075

September 30, 2000            15.75             14.00              0.075

December 31, 2000             22.00             15.00              0.075

March 31, 2001                17.00             14.75              0.075

June 30, 2001                 26.00             14.50              0.075

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

Janice Cecott                       Algerd Brazis
Controller of the Company           Retired businessman and
and the Association                 Director, Knights of Lithuania
                                    Mid-America District

Donna Chmiel                        Michael J. Kukanza
Internal Auditor of the             Principal in Compass Asset
Company and the Association         Management, L.L.C.

Lois Gajdorus                       Jonas Vaznelis
Assistant Vice President            Retired businessman and Committee
of the Association                  member of the Board of Zoning Appeals
                                    for Beverly Shores, Indiana.
Diane Bishop
Assistant Vice President
of the Association

Corporate Information

Investor Information
Midland Capital Holdings Corporation is the thrift holding company for Midland Federal Savings and Loan Association. Shareholders, investors and analysts interested in additional information may contact at the Corporate Office: Paul Zogas, President, 8929 S. Harlem Avenue, Bridgeview, Illinois 60455.

Annual Report on Form 10-KSB
A copy of Midland Capital Holdings Corporation's Annual Report on Form 10-KSB including financial statements, as filed with the SEC, is available without charge by writing to our Corporate Office, Attn: Charles Zogas, Executive Vice President, 8929 S. Harlem Avenue, Bridgeview, Illinois 60455.

Annual Meeting of Shareholders
The Annual Meeting of the Shareholders of Midland Capital Holdings Corporation will be held at 2:00 p.m., October 17, 2001, at the Corporate Office of the Company, 8929 S. Harlem Avenue, Bridgeview, Illinois. All shareholders are cordially invited to attend.

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

               Registrar and Transfer Company
               10 Commerce Drive
               Cranford, New Jersey 07016-3572
               Attn: Corporate Relations

Corporate Counsel/Washington, D.C.
               Jenkens & Gilchrist
               1919 Pennsylvania Avenue, N.W. - Suite 600
               Washington, D.C. 20006

Corporate Counsel/Chicago, Illinois
               Kamm & Shapiro, Ltd.
               230 West Monroe Street - Suite 1100
               Chicago, Illinois 60606

Independent Auditors
               Cobitz, VandenBerg & Fennessy
               9944 South Roberts Road - Suite 202
               Palos Hills, Illinois 60465

                   [letterhead COBITZ, VANDENBERG & FENNESSY]






                          INDEPENDENT AUDITORS' REPORT




The Board of Directors
Midland Capital Holdings Corporation
Bridgeview, Illinois


         We have audited the consolidated statements of financial condition of Midland Capital Holdings Corporation and subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ending June 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Midland Capital Holdings Corporation and subsidiaries at June 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ending June 30, 2001, in conformity with generally accepted accounting principles.


                                         /s/Cobitz, Vandenberg & Fennessy
                                         --------------------------------
                                         Cobitz, Vandenberg & Fennessy


August 14, 2001
Palos Hills, Illinois

                         MIDLAND CAPITAL HOLDINGS CORPORATION
                         ------------------------------------
                                   AND SUBSIDIARIES

                    Consolidated Statements of Financial Condition


                                                                      June 30,
                                                            -------------------------
                                                                 2001          2000
                                                                 ----          ----
Assets

Cash and amounts due from depository institutions         $   4,280,021     3,036,708
Interest-bearing deposits                                    16,438,650    29,629,809
                                                            -----------   -----------
   Total cash and cash equivalents                           20,718,671    32,666,517
Investment securities,
held to maturity (fair value:
  2001 - $20,422,438; 2000 - $19,896,031) (note 2)           20,111,916    19,990,723
Investment securities available for sale,
  at fair value (note 3)                                     11,225,912     5,042,710
Mortgage-backed securities, held to maturity (fair value:
  2001 - $17,595,308; 2000 - $21,508,988) (note 4)           17,310,326    21,854,112
Loans receivable (net of allowance
  for loan losses:  2001 - $359,445;
  2000 - $368,885) (note 5)                                  68,034,401    53,030,170
Loans receivable held for sale (note 6)                         451,700          -
Stock in Federal Home Loan Bank of Chicago                      782,700       728,500
Accrued interest receivable (note 7)                            905,134       650,954
Office properties and equipment - net (note 8)                2,366,325     2,580,061
Prepaid expenses and other assets (note 9)                      588,553       681,743
                                                            -----------   -----------

   Total assets                                             142,495,638   137,225,490
                                                            ===========   ===========


Liabilities and Stockholders' Equity

Liabilities:
Deposits (note 10)                                          131,503,665   126,870,476
Advance payments by borrowers for taxes
  and insurance                                                 868,756       693,302
Other liabilities (note 11)                                     461,344       404,995
                                                            -----------   -----------
   Total liabilities                                        132,833,765   127,968,773
                                                            -----------   -----------

Stockholders' Equity:
Preferred stock, $.01 par value: authorized
  50,000 shares; none outstanding                                  -             -
Common stock, $.01 par value: authorized
  600,000 shares; issued and outstanding
  363,975 shares at June 30, 2001 and 2000                        3,640         3,640
Additional paid-in capital                                    3,276,855     3,274,654
Retained earnings - substantially restricted                  6,218,393     5,948,332
Accumulated other comprehensive income,
  net of income taxes                                           162,985        42,704
Common stock awarded by Bank Incentive Plan                        -          (12,613)
                                                            -----------   -----------
   Total stockholders' equity (notes 15 and 16)               9,661,873     9,256,717
                                                            -----------   -----------

Commitments and contingencies (notes 17 and 18)

   Total liabilities and stockholders' equity             $ 142,495,638   137,225,490
                                                            ===========   ===========


See accompanying notes to consolidated financial statements.

                         MIDLAND CAPITAL HOLDINGS CORPORATION
                                   AND SUBSIDIARIES
                                   ----------------

                           Consolidated Statements of Income


                                                          Years Ended June 30,
                                                -------------------------------------
                                                   2001          2000          1999
                                                   ----          ----          ----
Interest income:
  Interest on loans                           $ 4,304,925     3,690,971     3,442,351
  Interest on mortgage-backed securities        1,299,368     1,408,639     1,214,401
  Interest on investment securities             1,697,770     1,397,537     1,212,855
  Interest on interest-bearing deposits         1,618,946     1,929,995     1,425,567
  Dividends on FHLB stock                          54,446        46,171        37,435
                                                ---------     ---------     ---------
    Total interest income                       8,975,455     8,473,313     7,332,609
                                                ---------     ---------     ---------

Interest expense:
  Interest on deposits (note 10)                5,314,492     4,963,447     4,179,051
                                                ---------     ---------     ---------
    Total interest expense                      5,314,492     4,963,447     4,179,051
                                                ---------     ---------     ---------

    Net interest income                         3,660,963     3,509,866     3,153,558
                                                ---------     ---------     ---------

Non-interest income:
  Loan fees and service charges                   268,804       198,381       300,328
  Commission income                                73,242        64,205       105,116
  Profit on sale of loans (note 6)                  7,368        35,734        45,154
  Profit on sale of real estate owned - net           911         4,491        21,602
  Deposit related fees                            481,031       499,865       529,367
  Other income                                     87,378        77,734       153,777
                                                ---------     ---------     ---------
    Total non-interest income                     918,734       880,410     1,155,344
                                                ---------     ---------     ---------

Non-interest expense:
  Staffing costs (notes 12 and 13)              2,162,800     1,955,963     2,008,128
  Advertising                                      82,213       119,177        93,268
  Occupancy and equipment expenses (note 8)       712,872       720,895       576,094
  Data processing                                 195,330       175,752       199,828
  Federal deposit insurance premiums               25,548        47,428        64,047
  Legal, audit and examination services           139,672       139,952       145,364
  Real estate owned expense                          -            4,729        80,418
  Provision for loss on real estate owned            -             -            1,527
  Other                                           685,701       675,562       588,608
                                                ---------     ---------     ---------
    Total non-interest expense                  4,004,136     3,839,458     3,757,282
                                                ---------     ---------     ---------

  Income before income taxes                      575,561       550,818       551,620
Provision for income taxes (note 14)              196,307       178,884       186,901
                                                ---------     ---------     ---------

      Net income                              $   379,254       371,934       364,719
                                                =========     =========     =========


Earnings per share - basic                    $      1.04          1.02          1.00
                                                =========     =========     =========

Earnings per share - diluted                  $      1.03          1.01           .99
                                                =========     =========     =========


See accompanying notes to consolidated financial statements.

                                              MIDLAND CAPITAL HOLDINGS CORPORATION
                                                        AND SUBSIDIARIES
                                                        ----------------

                                   Consolidated Statements of Changes in Stockholders' Equity



                                                                           Accumulated  Common
                                                   Additional                Other      Stock
                                          Common    Paid-In     Retained  Comprehensive Awarded
                                          Stock     Capital     Earnings     Income     by BIP     Total
                                          ------   ----------  ----------  -----------  -------  ---------
Balance at June 30, 1998                $  3,640    3,266,315   5,430,065    145,099   (77,482)  8,767,637
                                          ------    ---------   ---------    -------   -------   ---------

 Comprehensive income:
  Net income                                                      364,719                          364,719
  Other comprehensive income,
    net of tax:
   Unrealized holding loss
    during the year                                                          (65,069)              (65,069)
                                                                ---------    -------             ---------

 Total comprehensive income                                       364,719    (65,069)              299,650

  Tax benefit related to
   employee stock plan                                  5,000                                        5,000

  Amortization of award of BIP stock                                                    32,435      32,435

  Dividends declared on
   common stock ($.30 per share)                                 (109,193)                        (109,193)
                                          ------    ---------   ---------    -------   -------   ---------

Balance at June 30, 1999                   3,640    3,271,315   5,685,591     80,030   (45,047)  8,995,529
                                          ------    ---------   ---------    -------   -------   ---------

 Comprehensive income:
  Net income                                                      371,934                          371,934
  Other comprehensive income,
    net of tax:
   Unrealized holding loss
    during the year                                                          (37,326)              (37,326)
                                                                ---------    -------             ---------

 Total comprehensive income                                       371,934    (37,326)              334,608

  Tax benefit related to
   employee stock plan                                  3,339                                        3,339

  Amortization of award of BIP stock                                                    32,434      32,434

  Dividends declared on
   common stock ($.30 per share)                                 (109,193)                        (109,193)
                                          ------    ---------   ---------    -------   -------   ---------

Balance at June 30, 2000                   3,640    3,274,654   5,948,332     42,704   (12,613)  9,256,717
                                          ------    ---------   ---------    -------   -------   ---------

 Comprehensive income:
  Net income                                                      379,254                          379,254
  Other comprehensive income,
    net of tax:
   Unrealized holding gain
    during the year                                                          120,281               120,281
                                                                ---------    -------             ---------

 Total comprehensive income                                       379,254    120,281               499,535

  Tax benefit related to
   employee stock plan                                  2,201                                        2,201

  Amortization of award of BIP stock                                                    12,613      12,613

  Dividends declared on
   common stock ($.30 per share)                                 (109,193)                        (109,193)
                                          ------    ---------   ---------    -------   -------   ---------

Balance at June 30, 2001                $  3,640    3,276,855   6,218,393    162,985      -      9,661,873
                                          ======    =========   =========    =======   =======   =========


See accompanying notes to consolidated financial statements.

                                              MIDLAND CAPITAL HOLDINGS CORPORATION
                                                        AND SUBSIDIARIES
                                                        ----------------

                                              Consolidated Statements of Cash Flows



                                                                             Years Ended June 30,
                                                                --------------------------------------------
                                                                     2001            2000            1999
                                                                     ----            ----            ----
Cash flows from operating activities:
  Net income                                                  $     379,254         371,934         364,719
  Adjustments to reconcile net income to net cash
   from operating activities:
    Depreciation                                                    314,158         311,378         203,398
    Amortization of premiums and discounts on securities            (70,946)        (49,270)          5,204
    Amortization of cost of stock benefit plan                       12,613          32,434          32,435
    Federal Home Loan Bank stock dividend                           (54,200)        (23,600)           -
    Profit on sale of real estate owned                                (911)         (4,491)        (21,602)
    Provision for loss on real estate owned                            -               -              1,527
    Proceeds from sale of loans held for sale                       534,044       3,172,515       3,298,250
    Origination of loans held for sale                             (985,744)     (2,737,365)     (3,073,950)
    Profit on sale of loans                                          (7,368)        (35,734)        (45,154)
    (Increase) decrease in accrued interest receivable             (254,180)        (38,988)          7,498
    Increase in accrued interest payable                              1,689           5,101           4,731
    Decrease in deferred income on loans                            (90,246)        (26,666)       (114,528)
    Decrease in other assets                                         40,796         107,211           9,211
    Increase in other liabilities                                    45,220             877           1,396
                                                                -----------     -----------     -----------
Net cash provided by (for) operating activities                    (135,821)      1,085,336         673,135
                                                                -----------     -----------     -----------

Cash flows from investing activities:
    Purchase of mortgage-backed securities, held to maturity           -        (10,007,275)     (1,101,593)
    Proceeds from repayments of mortgage-backed securities,
      held to maturity                                            4,581,712       4,071,981       6,049,456
    Purchase of investment securities, held to maturity         (10,089,131)     (9,985,251)     (9,996,325)
    Proceeds from maturities of investment securities,
      held to maturity                                           10,000,000      10,000,000      10,000,000
    Purchase of investment securities, available for sale       (10,000,000)           -         (4,000,000)
    Proceeds from maturities and early redemption of
      investment securities, available for sale                   4,000,000            -               -
    Purchase of Federal Home Loan Bank stock                           -            (68,900)        (82,000)
    Purchase of loans                                            (1,007,054)           -               -
    Loan disbursements                                          (26,086,272)    (12,348,587)    (21,806,872)
    Loan repayments                                              12,189,692       8,260,647      11,548,347
    Proceeds from sale of real estate owned                            -            276,472         495,425
    Property and equipment expenditures                            (100,422)       (297,389)     (1,230,163)
                                                                -----------     -----------     -----------
Net cash provided for investing activities                      (16,511,475)    (10,098,302)    (10,123,725)
                                                                -----------     -----------     -----------

Cash flows from financing activities:
    Deposit receipts                                            423,622,786     438,125,311     388,100,662
    Deposit withdrawals                                        (424,011,728)   (436,191,332)   (379,590,415)
    Interest credited to deposit accounts                         5,022,131       4,711,913       3,952,491
    Payment of dividends                                           (109,193)       (109,193)       (109,193)
    Increase in advance payments
      by borrowers for taxes and insurance                          175,454         122,488         123,146
                                                                -----------     -----------     -----------
Net cash provided by financing activities                         4,699,450       6,659,187      12,476,691
                                                                -----------     -----------     -----------

Net change in cash and cash equivalents                         (11,947,846)     (2,353,779)      3,026,101
Cash and cash equivalents at beginning of year                   32,666,517      35,020,296      31,994,195
                                                                -----------     -----------     -----------

Cash and cash equivalents at end of year                      $  20,718,671      32,666,517      35,020,296
                                                                ===========     ===========     ===========

Cash paid during the year for:
   Interest                                                   $   5,312,803       4,958,346       4,174,320
   Income taxes                                                     178,054          50,000         154,260


See accompanying notes to consolidated financial statements.

                      MIDLAND CAPITAL HOLDINGS CORPORATION
                                AND SUBSIDIARIES
                                ----------------

                   Notes to Consolidated Financial Statements



1)       Summary of Significant Accounting Policies
         ------------------------------------------

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

         Principles of Consolidation
         ---------------------------

         The consolidated financial statements include the accounts of the Company, and its wholly owned subsidiary, Midland Federal Savings and Loan Association and the Association's wholly-owned subsidiaries, Midland Service Corporation, MS Insurance Agency and Bridgeview Development Company. Significant intercompany transactions and balances have been eliminated in consolidation.

         Industry Segments
         -----------------

         The Company operates principally in the thrift industry through its subsidiary savings and loan. As such, substantially all of the Company's revenues, net income, identifiable assets and capital expenditures are related to thrift operations.

         Investment Securities, Available for Sale
         -----------------------------------------

         Investment securities available for sale are recorded in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires the use of fair value accounting for securities available for sale or trading and retains the use of the amortized cost method for securities the Company has the positive ability and intent to hold to maturity.

         SFAS No. 115 requires the classification of debt and equity securities into one of three categories: held to maturity, available for sale, or trading. Held to maturity securities are measured at amortized cost. Unrealized gains and losses for trading securities are included in income. Unrealized holding gains and losses on available for sale securities are excluded from income and reported net of taxes as a separate component of stockholders' equity.

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

1)       Summary of Significant Accounting Policies (continued)
         ------------------------------------------------------

         Investment Securities and Mortgage-Backed Securities, Held to Maturity
         ----------------------------------------------------------------------

         These securities are carried at cost, adjusted for amortization of premiums and accretion of discounts over the term of the security using the level yield method. These securities are not carried at fair value because the Company has both the ability and the intent to hold them to maturity.

         Loans Receivable and Related Fees
         ---------------------------------

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

         The Company has adopted the provisions of SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures". These statements apply to all loans that are identified for evaluation except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment. These loans include, but are not limited to, credit card, residential mortgage and consumer installment loans. Of the loans which are to be evaluated for impairment, management has determined that there were no loans at June 30, 2001 and 2000, nor during the years ended June 30, 2001 and 2000, which met the definition of an impaired loan. A loan is considered impaired when it is probable that a creditor will be unable to collect contractual principal and interest due according to the contractual terms of the loan agreement.

         Loans Receivable Held for Sale
         ------------------------------

         That portion of loans receivable designated as held for sale are recorded at the lower of cost or fair value in accordance with SFAS No. 65 "Accounting for Certain Mortgage Banking Activities". Unrealized declines in fair value are reflected as a charge to current earnings.

         Mortgage Servicing Rights
         -------------------------

         The Company generally retains the right to service mortgage loans sold to others. The cost allocated to mortgage servicing rights has been recognized as a separate asset and is being amortized in proportion to and over the period of estimated net servicing income, using a method that approximates a level yield and taking into consideration prepayment of the underlying loans. Mortgage servicing rights are periodically evaluated for impairment based on the fair value of those rights. Fair values are estimated using discounted cash flows based on current market rates of interest. The carrying value of the Company's mortgage serving rights, in relation to estimated servicing values, and the related amortization is reviewed by management on a quarterly basis. See Note 6 for a discussion of the current year impact on financial position and results of operations.

1)       Summary of Significant Accounting Policies (continued)
         ------------------------------------------------------

         Allowance for Loan Losses
         -------------------------

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

         Real Estate Owned
         -----------------

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

         Depreciation
         ------------

         Depreciation of office properties and equipment is accumulated on the straight line basis over estimated lives of the various assets.

         Income Taxes
         ------------

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

         Consolidated Statements of Cash Flows
         -------------------------------------

         For the purposes of reporting cash flows, the Company has defined cash and cash equivalents to include cash on hand, amounts due from depository institutions, interest-bearing deposits in other financial institutions and federal funds sold.

1)       Summary of Significant Accounting Policies (continued)
         ------------------------------------------------------

         Earnings Per Share
         ------------------

         Earnings per share is determined by dividing net income for the period by the weighted average number of shares outstanding. Stock options are regarded as future common stock and are considered in the earnings per share calculations, and are the only adjustments made to average shares outstanding in computing diluted earnings per share.

         Weighted average shares used in calculating earnings per share are summarized below.

                                                         Years Ended June 30,
                                                 ------------------------------------
                                                   2001          2000          1999
                                                   ----          ----          ----
         Weighted average number of
           common shares outstanding used
           in basic EPS calculation                  363,975       363,975       363,975
         Add common stock equivalents
           for shares issuable under
           Stock Option Plans                          2,542         2,937         4,634
                                                     -------       -------       -------

         Weighted average number of shares
           outstanding adjusted for common
           stock equivalents                         366,517       366,912       368,609
                                                     =======       =======       =======


         Net income                                $ 379,254       371,934       364,719
         Basic earnings per share                  $    1.04          1.02          1.00
         Diluted earnings per share                $    1.03          1.01           .99


2)       Investment Securities, Held to Maturity
         ---------------------------------------

         Investment securities, held to maturity, are summarized as follows:

                                                     Gross       Gross
                                        Amortized  Unrealized  Unrealized     Fair
                                          Cost       Gains       Losses       Value
                                       ----------  ----------  ----------  ----------
         June 30, 2001

         United States Treasury notes   $  7,497,706     76,519        -       7,574,225
         Federal Home Loan Mortgage
          Corporation notes                5,115,457     96,431        -       5,211,888
         Federal National Mortgage
          Association notes                7,498,753    137,572        -       7,636,325
                                          ----------    -------     -------   ----------

                                        $ 20,111,916    310,522        -      20,422,438
                                          ==========    =======     =======   ==========


         Weighted average interest rate         5.99%
                                                ====


         June 30, 2000

         United States Treasury notes   $ 17,491,062      4,240     116,396   17,378,906
         Federal Home Loan Mortgage
          Corporation notes                2,499,661     17,464        -       2,517,125
                                        ------------     ------     -------   ----------

                                        $ 19,990,723     21,704     116,396   19,896,031
                                        ============     ======     =======   ==========


         Weighted average interest rate         5.45%
                                                ====


         The contractual maturity of investment securities held to maturity are summarized as follows:

                                           June 30, 2001            June 30, 2000
                                      ----------------------   ----------------------
                                          Amortized     Fair       Amortized     Fair
      Term to Maturity                   Cost        Value        Cost        Value
      ----------------                ----------  ----------   ----------  ----------
         Due in one year or less       $ 10,040,214  10,187,688    9,998,419   9,926,562
         Due after one year through
           two years                     10,071,702  10,234,750    9,992,304   9,969,469
                                       ------------  ----------    ---------   ---------

                                       $ 20,111,916  20,422,438   19,990,723  19,896,031
                                       ============  ==========   ==========  ==========

3)       Investment Securities, Available for Sale

         Investment securities available for sale are recorded at fair value in accordance with SFAS No. 115. This portfolio is summarized as follows:

                                                     Gross       Gross
                                        Amortized  Unrealized  Unrealized     Fair
                                          Cost       Gains       Losses       Value
                                        ---------  ----------  ----------  ----------
         June 30, 2001

         Callable Agency Securities:
          Federal National Mortgage
           Association notes            $ 10,000,000     59,350        -      10,059,350
         United States Treasury bond         978,965    187,597        -       1,166,562
                                        ------------    -------     -------   ----------

                                        $ 10,978,965    246,947        -      11,225,912
                                        ============    =======     =======   ==========


         Weighted average interest rate         5.58%
                                                ====


         June 30, 2000

         Callable Agency Securities:
          Federal Home Loan Bank note   $  4,000,000       -         86,040    3,913,960
         United States Treasury bond         978,007    150,743        -       1,128,750
                                        ------------    -------     -------   ----------

                                        $  4,978,007    150,743      86,040    5,042,710
                                        ============    =======     =======   ==========


         Weighted average interest rate         6.35%
                                                ====


         The callable agency securities at June 30, 2001 and 2000, have call features at amounts not less than par and were not purchased with significant premiums or discounts. The contractual maturity of investment securities available for sale are summarized as follows:

                                           June 30, 2001              June 30, 2000
                                       -----------------------    ----------------------
                                          Amortized     Fair       Amortized     Fair
         Term to Maturity                   Cost        Value        Cost        Value
         ----------------              ------------  ----------    ----------  ----------
         Due after two years through
           three years                 $ 10,000,000  10,059,350    4,000,000   3,913,960
         Due after fifteen years            978,965   1,166,562      978,007   1,128,750
                                       ------------  ----------    ---------   ---------

                                       $ 10,978,965  11,225,912    4,978,007   5,042,710
                                       ============  ==========    =========   =========


         There were no sales of investment securities available for sale during any of the periods presented. The change in net unrealized gains and losses during the current year of $182,244, net of the tax effect of $61,963, resulted in a $120,281 credit to stockholders' equity.

4)       Mortgage-Backed Securities, Held to Maturity

         Mortgage-backed securities, held to maturity, are summarized as follows:

                                                     Gross       Gross
                                        Amortized  Unrealized  Unrealized     Fair
                                          Cost       Gains       Losses       Value
                                       ----------  ----------  ----------  ----------
         June 30, 2001

         Participation certificates:
            FHLMC - Adjustable rate     $  4,984,222     49,086       1,984    5,031,324
            FNMA  - Adjustable rate        2,373,547     33,082        -       2,406,629
            FHLMC - Fixed rate             9,104,335    164,828        -       9,269,163
            FNMA  - Fixed rate               700,954     39,970        -         740,924
            GNMA  - Fixed rate               135,082       -           -         135,082
       Investment in collateralized
         mortgage obligations:
         FHLMC                                12,186       -           -          12,186
                                        ------------    -------       -----   ----------

                                        $ 17,310,326    286,966       1,984   17,595,308
                                        ============    =======       =====   ==========


         Weighted average interest rate         6.83%
                                                ====


         June 30, 2000

         Participation certificates:
            FHLMC - Adjustable rate     $  6,008,480     24,286      88,539    5,944,227
            FNMA  - Adjustable rate        3,019,797        457      76,072    2,944,182
            FHLMC - Fixed rate            11,238,964       -        219,719   11,019,245
            FNMA  - Fixed rate             1,353,692     15,052         589    1,368,155
            GNMA  - Fixed rate               218,517       -           -         218,517
       Investment in collateralized
         mortgage obligations:
         FHLMC                                14,662       -           -          14,662
                                        ------------    -------       -----   ----------

                                        $ 21,854,112     39,795     384,919   21,508,988
                                        ============    =======       =====   ==========


         Weighted average interest rate         6.67%
                                                ====

                                       33

5)       Loans Receivable

         Loans receivable are summarized as follows:

                                                         June 30,
                                           ------------------------------
                                                 2001              2000
                                                 ----              ----
   Mortgage loans:
      One-to-four family                    $ 64,371,719        49,545,281
      Multi-family                             1,506,940         1,639,506
      Non-residential                            491,676           439,991
      Construction                               828,000           486,000
                                            ------------      ------------

   Total mortgage loans                       67,198,335        52,110,778
                                            ------------      ------------



   Other loans:
      Loans on deposit accounts                  343,680           277,306
      Auto loans                                 469,329           323,123
      Education loans                            876,289         1,016,484
      Credit card loans                          123,654            96,806
      Other                                       63,720            80,523
                                            ------------      ------------

   Total other loans                           1,876,672         1,794,242
                                            ------------      ------------

   Commercial business loans                       6,671            41,491
                                            ------------      ------------

   Total loans receivable                     69,081,678        53,946,511
                                            ------------      ------------


   Less:
      Loans in process                           668,073           413,919
      Net deferred yield adjustments            (240,500)         (127,869)
      Allowance for uncollected interest         260,259           261,406
      Allowance for loan losses                  359,445           368,885
                                            ------------      ------------

   Loans receivable, net                    $ 68,034,401        53,030,170
                                            ============      ============


   Weighted average interest rate                   7.33%             7.56%
                                            ============      ============


         Activity in the allowance for loan losses is summarized as follows:

                                                            Years Ended June 30,
                                                   -------------------------------------
                                                      2001          2000          1999
                                                      ----          ----          ----

         Balance, beginning of year                $ 368,885       365,863       393,884
         Recoveries previously charged-off            14,047         3,022         1,876
         Charge-offs                                 (23,487)         -          (29,897)
                                                   ---------       -------       -------

         Balance, end of year                      $ 359,445       368,885       365,863
                                                   =========       =======       =======


         Delinquent loans (loans having payments past due ninety days or more) at June 30, 2001 amounted to $330,077 or .5% of total loans in force. Comparable figures for 2000 were $445,095 or .8% of total loans.

         Loans to directors and executive officers aggregated $417,506 at June 30, 2001 and $424,464 at June 30, 2000. Such loans are made on substantially the same terms as those for other loan customers.

6)       Loans Receivable Held for Sale
         ------------------------------

         The Company sells loans in the secondary market under various programs. During the years ended June 30, 2001, 2000 and 1999, the Company sold first mortgage loans totaling $534,044, $3,172,515 and $3,298,250 in the secondary market. The Company retained the servicing on these loans. Proceeds from the sale of these loans during the years ended June 30, 2001, 2000 and 1999 were $534,044, $3,172,515 and $3,298,250 with no gain or loss realized on those sales. In addition, the Company recorded a gain of $7,368, $35,734 and $45,154 for the years ended June 30, 2001, 2000 and 1999 on loan sales from the establishment of a mortgage servicing right asset. During the years ended June 30, 2001, 2000 and 1999, the Company amortized $14,879, $12,606 and $9,587 of mortgage servicing rights against current servicing fee income.

         As of June 30, 2001, $451,700 of newly originated fixed rate thirty year original term loans qualifying for sale into the secondary market were classified in this portfolio. Loans held for sale are valued at the lower of cost or fair value in accordance with generally accepted accounting principles. There were no recognized, but unrealized, losses at June 30, 2001 and 2000.

         At June 30, 2001, 2000 and 1999, loans serviced for others amounted to $8,840,358, $8,393,035 and $6,353,747 respectively.

7)       Accrued Interest Receivable
         ---------------------------

         Accrued interest receivable is summarized as follows:

                                                                     June 30,
                                                            ------------------------
                                                                2001          2000
                                                                ----          ----

         Investment securities                               $ 493,387       258,177
         Mortgage-backed securities                            126,201       151,705
         Loans receivable                                      285,463       241,013
         Other investments                                          83            59
                                                               -------       -------

                                                             $ 905,134       650,954
                                                             =========       =======

8)       Office Properties and Equipment
         -------------------------------

         Office properties and equipment are summarized as follows:

                                                                      June 30,
                                                              -----------------------
                                                                 2001          2000
                                                                 ----          ----
         Land                                                  $   416,595       416,595
         Buildings                                               1,708,108     1,697,498
         Easement for parking lot and driveway                     223,050       223,050
         Leasehold improvements - Homer Township                   579,253       579,253
         Furniture, fixtures and equipment                       2,565,661     2,477,110
         Automobiles                                                  -           17,993
                                                               -----------     ---------
                                                                 5,492,667     5,411,499
         Less accumulated depreciation                           3,126,342     2,831,438
                                                               -----------     ---------

                                                               $ 2,366,325     2,580,061
                                                               ===========     =========


         Depreciation of office properties and equipment for the years ended June 30, 2001, 2000 and 1999 amounted to $314,158, $311,378 and
         $203,398 respectively.

         During July 1998, the Association entered into a lease for retail space and vacant land in Homer Glen, Illinois. The retail space is leased for a period of ten years with a single ten year renewal option. The vacant land is leased for ten years with eight successive ten year renewal options and is contiguous to both the leased retail space and land previously purchased by the Association.

         The Association established a full service branch banking facility at this location. Rent expense at the Homer Glen, Illinois location for the years ended June 30, 2001, 2000 and 1999 amounted to $44,587, $61,314 and $43,641 respectively. Rent expense includes charges for real estate taxes and insurance, and other costs of occupancy relating to common areas shared with other tenants.

         Minimum rental commitments under the above leases, exclusive of future escalation charges for real estate taxes, insurance and occupancy costs are approximately as follows:

                  Year ended June 30, 2002                          $  37,366
                  Year ended June 30, 2003                             39,229
                  Year ended June 30, 2004                             41,173
                  Thereafter through June 30, 2009                    234,044


         The Association currently has plans to renovate and remodel the Archer office branch location. Costs incurred to date of approximately $33,000 consist primarily of architect design and building fees and are currently recorded in other assets. It is anticipated that the total cost of this project will approximate $430,000.

9)       Prepaid Expenses and Other Assets
         ---------------------------------

         Prepaid expenses and other assets consist of the following:

                                                                         June 30,
                                                                 -----------------------
                                                                     2001          2000
                                                                     ----          ----

         Prepaid federal insurance premiums                      $   6,172         6,722
         Prepaid insurance                                          44,939        63,436
         Other prepaid expenses                                    131,504       107,680
         Mortgage servicing rights                                  88,634        96,145
         Deferred federal income tax benefit - net (a)             199,307       300,031
         Accounts receivable and other assets                      117,997       107,729
                                                                 ---------       -------

                                                                 $ 588,553       681,743
                                                                 =========       =======


         (a) Significant components of the deferred tax assets and liabilities are as follows:

                                                                             June 30,
                                                                    ----------------------
                                                                       2001          2000
                                                                       ----          ----
                  Deferred tax assets:
                    Tax basis of office building in
                     excess of book basis                           $ 453,488       473,816
                    Nondeductible incentive plan expense                 -            6,451
                    Book allowance for loan losses                     95,710        76,665
                                                                      -------       -------

                     Total deferred tax assets                        549,198       556,932
                                                                      -------       -------


                  Deferred tax liabilities:
                    Loan fees deferred for financial
                     reporting purposes, net of costs                  96,752        58,453
                    Accelerated tax depreciation                       65,145        76,300
                    Tax allowance for loan losses                      23,984        35,976
                    FHLB stock dividends                               49,912        31,484
                    Mortgage servicing rights                          30,136        32,689
                    Unrealized gain on securities
                     available for sale                                83,962        21,999
                                                                      -------       -------

                     Total deferred tax liabilities                   349,891       256,901
                                                                      -------       -------

                     Net deferred tax benefit                       $ 199,307       300,031
                                                                      =======       =======


10)      Deposits
         --------

         Deposit accounts are summarized as follows:

                                                                      June 30,
                                                            -------------------------
                                                                 2001          2000
                                                                 ----          ----
         Passbook accounts                                   $  43,580,591    42,814,177
         NOW accounts                                           11,106,953     9,828,378
         Money market accounts                                   7,961,509     8,364,031
         Non-interest bearing demand deposit accounts           10,009,373     9,109,078
                                                             -------------   -----------

                                                                72,658,426    70,115,664
         Certificates of deposit by interest rate:
           3.01 - 4.00%                                          8,316,163          -
           4.01 - 5.00                                          29,200,659    16,284,176
           5.01 - 6.00                                          16,649,027    36,309,300
           6.01 - 7.00                                           4,679,390     4,161,336
                                                             -------------   -----------

                                                                58,845,239    56,754,812

                                                             $ 131,503,665   126,870,476
                                                             =============   ===========


         The weighted average rate on deposit accounts at June 30, 2001 and 2000 was 3.63% and 3.93% respectively.

         A summary of certificates of deposit by maturity is as follows:

                                                                      June 30,
                                                             ------------------------
                                                                 2001          2000
                                                                 ----          ----
         Within 12 months                                    $  56,583,938    54,724,246
         12 months to 24 months                                  1,746,792     1,337,866
         24 months to 36 months                                    514,509       692,700
                                                             -------------    ----------

            Total                                            $  58,845,239    56,754,812
                                                             =============    ==========

         Interest expense on deposits consists of the following:

                                                          Years Ended June 30,
                                                --------------------------------------
                                                   2001          2000          1999
                                                   ----          ----          ----
         Passbook accounts                       $ 1,267,635     1,286,343     1,229,227
         Certificate accounts                      3,412,921     3,119,648     2,557,036
         NOW and money market accounts               633,936       557,456       392,788
                                                 -----------     ---------     ---------

        Total                                    $ 5,314,492     4,963,447     4,179,051
                                                 ===========     =========     =========


         The aggregate amount of deposit accounts with a balance of $100,000 or greater was approximately $19,245,000 and $16,130,000, or approximately 14.6% and 12.7% of total deposit balances at June 30, 2001 and 2000, respectively. Deposits in excess of $100,000 are not insured by the Federal Deposit Insurance Corporation.

11)      Other Liabilities
         -----------------

         Other liabilities consist of the following:

                                                                      June 30,
                                                                 ----------------------
                                                                   2001          2000
                                                                   ----          ----
         Accrued interest on deposits                            $  36,310        34,621
         Accrued real estate taxes                                 134,016       123,578
         Accrued federal income taxes                                5,636        28,344
         Other accrued expenses                                    153,653       118,717
         Outstanding bank drafts                                    58,513        46,577
         Other accounts payable                                     73,216        53,158
                                                                   -------       -------

                                                                 $ 461,344       404,995
                                                                 =========       =======

12)      Retirement Plans and Other Employee Benefits
         --------------------------------------------

         The Association participates in the Financial Institution's Retirement Fund, a tax- qualified pension trust, which covers all eligible employees. The Plan meets the criteria of a multiemployer pension plan as defined in Financial Accounting Standards Board Statement No. 87, "Employers' Accounting for Pensions" and as such, does not make separate actuarial valuations with respect to each employer, nor does it segregate plan assets. The practice with respect to multiemployer plans has been to accept employer's contributions that are paid as its expense for accounting purposes. A contribution of $10,542 was paid and expensed by the Association for the year ended June 30, 2001. There were no contributions paid to the Plan for the years ended June 30, 2000 and 1999 as the amount necessary to fund the Plan was eliminated by previous years' overfunding of the Plan.

         In addition, the Association established a qualified defined contribution plan (401(k) Plan) which covers all full-time employees having a minimum of twelve months of service and who are at least twenty-one years of age. Eligible employees may contribute from 2% to 15% of their monthly salaries. The Association will contribute an amount equal to 50%, 75% or 100% of the monthly contribution up to 3% of salary, depending upon years of employment. Employer contributions to the Plan amounted to $34,900, $32,974 and $36,660 for the years ended June 30, 2001, 2000 and 1999, respectively.

13)      Officer and Director Plans
         --------------------------

         Stock Option and Incentive Plan
         -------------------------------

         In conjunction with the Conversion, the Company adopted the 1993 Stock Option and Incentive Plan (the "Stock Option Plan") for the benefit of the senior officers and directors of the Company. The number of shares of common stock authorized under the Stock Option Plan was 34,500, equal to 10.0% of the total number of shares issued in the Conversion. Grantees of the remaining outstanding shares at June 30, 2001 were awarded 10-year options to acquire shares at the market price on the date the options were granted. Future grants are determined by the Board of Directors at option prices that are not less than the fair market value of the stock at the grant date and expire no later than ten years from the date of grant. All options granted under the Stock Option Plan become exercisable immediately. The following is an analysis of the stock option activity for each of the years in the three year period ended June 30, 2001 and the stock options outstanding at the end of the respective periods:

                                                                Exercise Price
                                                           --------------------------
                                                 Number
         Options                                of Shares       Per Share        Total
         -------                                ---------     ------------     ---------
         Outstanding at June 30, 1998              8,625       10.00-16.25        97,031
         Granted                                       0
         Exercised                                     0
                                                  ------       -----------       -------

         Outstanding at June 30, 1999              8,625       10.00-16.25        97,031
         Granted                                       0
         Exercised                                     0
                                                  ------       -----------       -------

         Outstanding at June 30, 2000              8,625       10.00-16.25        97,031
         Granted                                       0
         Exercised                                     0
                                                  ------       -----------       -------

         Outstanding at June 30, 2001              8,625     $ 10.00-16.25     $  97,031
                                                  ======       ===========       =======

         Exercisable at June 30, 2001              8,625     $ 10.00-16.25     $  97,031
                                                  ======       ===========       =======

         Options available for future
           grants at June 30, 2001                 6,900
                                                  ======


         As of June 30, 2001, the weighted average exercise price for options outstanding was $11.25 with a weighted average remaining contractual life of 2.67 years.

         The Company accounts for its stock options in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, as the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

         The Company has implemented SFAS No. 123 "Accounting for Stock-Based Compensation". The Company will retain its current accounting method for its stock based compensation plans. This statement will only result in additional disclosures for the Company, and as such, its adoption is not expected to have a material impact on the Company's financial condition or its results of operations.

         --------------------------------------

         The following summarizes the pro forma net income and earnings per shares as if the fair value method of accounting for stock-based compensation plans had been utilized:

                                                             Years Ended June 30,
                                                          -----------------------------
                                                           2001        2000       1999
                                                           ----        ----       ----
         Net income (as reported)                        $ 379,254    371,934    364,719
         Pro forma net income                              379,254    371,934    364,719

         Earnings per share - diluted (as reported)         $ 1.03       1.01        .99
         Pro forma diluted earnings per share                 1.03       1.01        .99


         The pro forma results presented above may not be representative of the effects reported in pro form net income for future years.

         Bank Incentive Plan
         -------------------

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

         As of June 30, 2001, all shares were awarded and vested. The $162,172 contributed to the BIP was amortized to compensation expense as the plan participants became vested in those shares. As of June 30, 2001, the entire amount of deferred compensation expense has been recognized.

14)      Income Taxes
         ------------

         As a result of legislation that changed the method used by many thrifts to calculate their bad debt reserve for federal income tax purposes, the Association must recapture that portion of the reserve that exceeds the amount that could have been taken under the experience method for tax years beginning after December 31, 1987. The legislation also requires thrifts to account for bad debts for federal income tax purposes on the same basis as commercial banks for tax years beginning after December 31, 1995. The recapture is occurring over a six year period. The commencement of the recapture by the Association was delayed two years as the Association met certain residential lending requirements. For the three years ended June 30, 2001, the Association recaptured approximately $114,000 in excess bad debt reserves resulting in tax payments of approximately $39,000 which were previously accrued. The pre-1988 reserve provisions are subject only to recapture requirements if the Association no longer qualifies as a thrift. Tax bad debt deductions accumulated prior to 1988 by the Association and included in retained earnings total approximately $1,100,000. No deferred income taxes have been provided for these bad debt deductions and no recapture of these amounts is anticipated.

                                                             Years Ended June 30,
                                                   --------------------------------------
                                                      2001          2000          1999
                                                      ----          ----          ----
         Current                                   $ 157,546       155,960       125,167
         Deferred                                     38,761        22,924        61,734
                                                     -------       -------       -------

                                                   $ 196,307       178,884       186,901
                                                   =========       =======       =======

         A reconciliation of the statutory federal income tax rate to effective income tax rate is as follows:

                                                            Years Ended June 30,
                                                      ---------------------------------
                                                      2001          2000          1999
                                                      ----          ----          ----
         Statutory federal income tax rate            34.0%         34.0%         34.0%
         Other                                          .1          (1.5)          (.1)
                                                      ----          ----          ----

         Effective income tax rate                    34.1%         32.5%         33.9%
                                                      ====          ====          ====


         Deferred federal income tax expense consists of the following tax effects of timing differences:

                                                             Years Ended June 30,
                                                   --------------------------------------
                                                      2001          2000          1999
                                                      ----          ----          ----
         Loan fees net of costs                    $  38,299        14,604        34,299
         Depreciation                                  9,173         8,149        40,980
         FHLB stock dividends                         18,428         8,024          -
         Book loan loss recovery in excess
           of tax deduction                          (19,045)      (16,161)       (9,459)
         Recapture of bad debt reserve               (11,992)      (23,016)      (14,748)
         Other                                         3,898        31,324        10,662
                                                      ------        ------        ------

                                                   $  38,761        22,924        61,734
                                                   =========        ======        ======


15)      Regulatory Capital Requirements
         -------------------------------

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

         Quantitative measures established by regulation to ensure capital adequacy require all savings institutions to maintain minimum amounts and ratios, set forth in the table below of the total risk-based, tangible and core capital, as defined in the regulations. Management believes, as of June 30, 2001, that the Association meets all capital adequacy requirements to which it is subject.

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

         At June 30, 2001 and 2000, the Association's actual capital amounts and ratios, minimum amounts and ratios required for capital adequacy purposes and minimum amounts and ratios to meet the well-capitalized criteria under prompt corrective action provisions, are as follows:

                                                                           To Be Well-
                                                                        Capitalized Under
                                                     For Capital        Prompt Corrective
                                Actual            Adequacy Purposes     Action Provisions
                             ---------------      -----------------     -----------------
                             Amount    Ratio       Amount    Ratio       Amount    Ratio
                             ------    -----       ------    -----       ------    -----
         June 30, 2001

         Tangible          $ 8,806,579   6.15%   $ 2,146,000  1.50%   $    N/A      N/A %
         Core                8,806,579   6.15      4,292,000  3.00      7,154,000   5.00
         Risk-based          9,037,390  16.04      4,508,000  8.00      5,634,000  10.00


         June 30, 2000

         Tangible          $ 8,940,569   6.48%   $ 2,070,000  1.50%   $    N/A      N/A %
         Core                8,940,569   6.48      4,140,000  3.00      6,900,000   5.00
         Risk-based          9,110,686  19.90      3,663,000  8.00      4,579,000  10.00


         -------------------------------------------

                                                       Tangible      Core     Risk-based
                                                        Capital     Capital     Capital
                                                     -----------   ---------  ----------
         June 30, 2001

         Stockholders' equity                        $ 8,978,427   8,978,427   8,978,427
         Unrealized gain on securities
          available for sale, net of taxes              (162,985)   (162,985)   (162,985)
         Retained mortgage servicing rights               (8,863)     (8,863)     (8,863)
         General loss allowances                            -           -        245,811
         Direct equity investments                          -           -        (15,000)
                                                     -----------   ---------   ---------

         Regulatory capital computed                 $ 8,806,579   8,806,579   9,037,390
                                                     ===========   =========   =========


         A reconciliation of the Association's equity capital at June 30, 2001 is as follows:

         Stockholders' equity                                            $ 9,661,873
         Less Company stockholders' equity not available
          for regulatory capital                                            (683,446)
                                                                         -----------

         Stockholders' equity of the Association                         $ 8,978,427
                                                                         ===========


                                                       Tangible      Core     Risk-based
                                                       Capital     Capital     Capital
                                                     -----------   ---------  ----------
         June 30, 2000

         Stockholders' equity                        $ 8,992,888   8,992,888   8,992,888
         Unrealized gain on securities
          available for sale, net of taxes               (42,704)    (42,704)    (42,704)
         Retained mortgage servicing rights               (9,615)     (9,615)     (9,615)
         General loss allowances                            -           -        185,117
         Direct equity investments                          -           -        (15,000)
                                                     -----------   ---------   ---------

         Regulatory capital computed                 $ 8,940,569   8,940,569   9,110,686
                                                     ===========   =========   =========


         A reconciliation of the Association's equity capital at June 30, 2000 is as follows:

         Stockholders' equity                                          $ 9,256,717
         Less Company stockholders' equity not available
          for regulatory capital                                          (263,829)
                                                                       -----------

         Stockholders' equity of the Association                       $ 8,992,888
                                                                       ===========

16)      Stockholders' Equity
         --------------------

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

17)      Financial Instruments with Off-Balance Sheet Risk
         -------------------------------------------------

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

         Commitments to originate mortgage loans of $5,549,100 at June 30, 2001 represents an amount which the Association plans to fund within the normal commitment period of 60 to 90 days. All of the commitments are fixed rates ranging from 6.375% to 9.125%. Because the credit worthiness of each customer is reviewed prior to extension of the commitment, the Association adequately controls their credit risk on these commitments, as it does for loans recorded on the balance sheet. The Association conducts all of its lending activities in the Chicagoland area. Management believes the Association has a diversified loan portfolio and the concentration of lending activities in these local communities does not result in an acute dependency upon economic conditions of the lending region.

         The Association has approved, but unused, equity lines of credit of approximately $1,148,000 at June 30, 2001. In addition, the Association has approved, but unused, credit card lines of credit amounting to approximately $283,000. The Association has also issued outstanding letters of credit totaling $96,000.

18)      Contingencies
         -------------

         The Association is, from time to time, a party to certain lawsuits arising in the ordinary course of its business, wherein it enforces its security interest. Management believes that the Company and the Association are not engaged in any legal proceedings of a material nature at the present time.

19)      Subsequent Event
         ----------------

         At the July 2001 Board of Directors' meeting, the Company declared a quarterly dividend of $.10 per share, totaling $36,398, payable August 16, 2001 to shareholders of record as of August 6, 2001.

20)      Disclosures About the Fair Value of Financial Instruments
         ---------------------------------------------------------

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

         The estimated fair value of the Association's financial instruments as of June 30, 2001 and 2000 are as follows:

                                                                  June 30, 2001
                                                            -------------------------
                                                              Carrying       Fair
                                                               Amount        Value
                                                            -----------   -----------
      Financial assets:
        Cash and cash equivalents                         $  20,718,671    20,718,671
        Investment securities, held to maturity              20,111,916    20,422,438
        Investment securities, available for sale            11,225,912    11,225,912
        Mortgage-backed securities, held to maturity         17,310,326    17,595,308
        Loans receivable, gross                              69,533,378    69,386,000

      Financial liabilities:
           Deposits                                         131,503,665   131,870,000


                                                                  June 30, 2000
                                                            -------------------------
                                                              Carrying       Fair
                                                               Amount        Value
                                                            -----------   -----------
      Financial assets:
        Cash and cash equivalents                         $  32,666,517    32,666,517
        Investment securities, held to maturity              19,990,723    19,896,031
        Investment securities, available for sale             5,042,710     5,042,710
        Mortgage-backed securities, held to maturity         21,854,112    21,508,988
        Loans receivable, gross                              53,946,511    52,189,000

      Financial liabilities:
           Deposits                                         126,870,476   126,538,000


21)      Condensed Parent Company Only Financial Statements
         --------------------------------------------------

         The following condensed statements of financial condition, as of June 30, 2001 and 2000 and condensed statements of income and cash flows for the years ended June 30 2001 and 2000 and for the period from July 23, 1998 to June 30, 1999 for Midland Capital Holdings Corporation should be read in conjunction with the consolidated financial statements and the notes thereto.




                        Statements of Financial Condition

                                                              June 30,
                                                      -----------------------
                                                          2001          2000
                                                          ----          ----
         Assets

         Cash and cash equivalents                    $   668,667       311,756
         Equity investment in the Association           8,800,982     8,950,538
         Prepaid expenses and other assets                 17,768          -
                                                        ---------     ---------

                                                        9,487,417     9,262,294




         Liabilities and Stockholders' Equity

         Liabilities:
         -----------
         Accrued taxes and other liabilities                2,989        47,927
                                                        ---------     ---------

         Stockholders' Equity:
         --------------------
         Common stock                                       3,640         3,640
         Additional paid-in capital                     3,262,395     3,262,395
         Retained earnings                              6,218,393     5,948,332
                                                        ---------     ---------

           Total stockholders' equity                   9,484,428     9,214,367
                                                        ---------     ---------

                                                      $ 9,487,417     9,262,294
                                                        =========     =========


                                  Statements of Income

                                                                              Period from
                                                     Years Ended June 30,   July 23, 1998
                                                    ---------------------     to June 30,
                                                        2001         2000          1999
                                                    ---------      -------       -------
         Interest income                            $  17,094        5,640         2,920
         Non-interest expense                          64,352       63,042        91,099
                                                    ---------      -------       -------

         Net loss before income tax benefit
          and equity in earnings of subsidiaries      (47,258)     (57,402)      (88,179)
         Benefit from income taxes                     16,068       19,517        29,981
                                                    ---------      -------       -------

         Net loss before equity in earnings
          of subsidiaries                             (31,190)     (37,885)      (58,198)
         Equity in earnings of subsidiaries           410,444      409,819       422,917
                                                    ---------      -------       -------

          Net income                                $ 379,254      371,934       364,719
                                                    =========      =======       =======

                                       47

21)      Condensed Parent Company Only Financial Statements (continued)
         --------------------------------------------------------------

                              Statements of Cash Flows


                                                                         Period from
                                               Years Ended June 30,     July 23, 1998
                                              -----------------------    to June 30,
                                                  2001         2000          1999
                                                  ----         ----     -------------
Cash flows from operating activities:
  Net income                                  $ 379,254       371,934       364,719
  Equity in earnings of the Association        (410,444)     (409,819)     (422,917)
  (Increase) decrease in prepaid expenses
    and other assets                            (17,768)       23,632       (23,632)
  Increase (decrease) in accrued taxes
    and other liabilities                       (44,938)       31,627        16,300
                                              ---------     ---------     ---------

Net cash provided by (for)
operating activities                            (93,896)       17,374       (65,530)
                                              ---------     ---------     ---------

Cash flows from investing activities:
  Purchase of common stock
 of the Association                                  --            --        (4,000)
                                              ---------     ---------     ---------

Net cash provided for investing activities           --            --        (4,000)
                                              ---------     ---------     ---------

Cash flows from financing activities:
  Dividends received from Association           560,000       265,000       317,298
  Dividends paid on common stock               (109,193)     (109,193)     (109,193)
                                              ---------     ---------     ---------

Net cash provided by financing activities       450,807       155,807       208,105
                                              ---------     ---------     ---------

Net increase in cash and cash equivalents       356,911       173,181       138,575
Cash and cash equivalents at
  beginning of period                           311,756       138,575            --
                                              ---------     ---------     ---------

Cash and cash equivalents at
  end of period                               $ 668,667       311,756       138,575
                                              =========     =========     =========

