Form 10KSB, Exhibit 13
period 2002-06-30
MIDLAND CAPITAL HOLDINGS CORP
filed 2002-09-30
CIK 1061234

---------------------------------------------------------------------------
     Corporate Profile
     ---------------------------------------------------------------------------
     Midland Capital Holdings Corporation (the "Company") is a Delaware corporation that was organized in 1998 by Midland Federal Savings and Loan Association (the "Association" or "Midland Federal") for the purpose of becoming its thrift institution holding company. Both the Company and the Association are headquartered in Bridgeview, Illinois, a southwest suburb of Chicago. The Association was founded in 1914 with the goal of providing personal financial services and home mortgage loans to communities located within the southwest side of the city of Chicago. The Company continues to fulfill that role today with two branch banking offices located in the Brighton Park and Marquette Park neighborhoods of the city of Chicago, its home office in Bridgeview, Illinois and a branch banking office located in Homer Glen, Illinois, a southwest suburb of Chicago. Midland Federal also operates a wholly owned subsidiary, Midland Service Corporation. Common stock in Midland Capital Holdings Corporation is traded on the Electronic Bulletin Board of the National Association of Securities Dealers.
     ---------------------------------------------------------------------------

                  Table of Contents

                  Letter to Shareholders.......................  2

                  Financial Highlights.........................  3

                  Selected Consolidated Financial
                    Information................................  4

                  Management's Discussion and Analysis.........  6

                  Independent Auditor's Report................. 21

                  Consolidated Statements of
                    Financial Condition........................ 22

                  Consolidated Statements of Income............ 23

                  Consolidated Statements of Changes in
                    Stockholders' Equity....................... 24

                  Consolidated Statements of Cash Flows........ 25

                  Notes to Consolidated Financial
                    Statements................................. 26

--------------------------------------------------------------------------------
                              FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------


                                              Year Ended June 30,
                                    2002     2001     2000     1999     1998
                                 ____________________________________________

                                            (Dollars in Thousands)

Total assets.................... $150,589 $142,496  137,225  130,193  117,373
Loans receivable, net...........   86,087   68,486   53,030   49,349   39,173
Mortgage-backed securities......   10,360   17,310   21,854   15,882   20,845
Cash and cash equivalents.......   32,921   20,719   32,666   35,020   31,994
Investment securities ..........   16,306   31,338   25,033   25,092   21,185
Deposits........................  138,444  131,504  126,870  120,225  107,762
Stockholders' equity............   10,397    9,662    9,257    8,996    8,768

For the Period:
  Net interest income........... $  4,448    3,661    3,510    3,154    3,147
  Net income ...................      866      379      372      365      595

Per Common Share:
  Book value per share
    outstanding................. $  28.56    26.55    25.43    24.71    24.09

  Earnings per share outstanding
    basic....................... $   2.38     1.04     1.02     1.00     1.68
    diluted..................... $   2.36     1.03     1.01      .99     1.66

Financial Ratios:
  Stockholders' equity to
    total assets................     6.90%    6.78     6.75     6.91     7.47
  Non-performing assets to
    total assets................      .11%     .17      .21      .38      .86
  Net charge-offs to total loans      .03%     .04       --      .06       --
  Net interest margin...........     3.19%    2.73     2.65     2.73     3.01
  Operating expenses to
    average assets (1)..........     2.90%    2.85     2.75     3.01     2.90
  Return on average assets......      .59%     .27      .27      .30      .54
  Return on average
    Stockholders' equity........     8.69%    4.01     4.12     4.08     7.11


(1)  Exclusive of real estate owned expenses and losses.

--------------------------------------------------------------------------------
                   SELECTED CONSOLIDATED FINANCIAL INFORMATION
--------------------------------------------------------------------------------


SELECTED FINANCIAL CONDITION DATA:
                                                   At June 30,
                                    2002     2001     2000     1999     1998
                                 ____________________________________________

                                                 (In Thousands)

Total assets.................... $150,589  142,496  137,225  130,193  117,373
Loans receivable, net...........   86,087   68,486   53,030   49,349   39,173
Mortgage-backed securities......   10,360   17,310   21,854   15,882   20,845
Cash and cash equivalents.......   32,921   20,719   32,666   35,020   31,994
Investment securities ..........   16,306   31,338   25,033   25,092   21,185
Deposits........................  138,444  131,504  126,870  120,225  107,762
Stockholders' equity............ $ 10,397    9,662    9,257    8,996    8,768


SELECTED OPERATIONS DATA:                     Year Ended June 30,
                                    2002     2001     2000     1999     1998
                                 ____________________________________________

                                                 (In Thousands)

Total interest income........... $  8,282    8,975    8,473    7,333    7,016
Total interest expense..........    3,834    5,314    4,963    4,179    3,869
                                    -----    -----    -----    -----    -----
Net interest income.............    4,448    3,661    3,510    3,154    3,147

Provision for loan losses
  (recoveries)..................       15       --       --       --    (160)
  Net interest income after         -----    -----    -----    -----    -----
    provision for loan losses...    4,433    3,661    3,510    3,154    3,307

Non-interest income:
Loan related fees and charges...      429      269      198      300      238
Deposit related fees............      514      481      500      529      596
Commission income...............       74       73       64      105       95
Income from real estate owned...       --        1        7       89       70
Profit on sale of loans.........       44        7       36       45       29
Other income....................       67       87       75       87       88
                                    -----    -----    -----    -----    -----
Total non-interest income.......    1,128      918      880    1,155    1,116
                                    -----      ---      ---    -----    -----

Non-interest expense:
Staffing costs..................    2,381    2,163    1,956    2,008    1,789
Occupancy and equipment expense.      745      713      721      576      475
Deposit insurance premiums......       24       26       47       64       63
Advertising expense.............       57       82      119       93       89
Data processing fees............      209      195      176      200      153
Real estate owned expenses......       --       --        5       82      261
Other expense...................      832      825      815      734      660
                                    -----    -----    -----    -----    -----
  Total non-interest expense....    4,248    4,004    3,839    3,757    3,490
                                    -----    -----    -----    -----    -----



Income before income taxes......    1,313      575      551      552      933
Provision for income taxes......      447      196      179      187      338
                                    -----    -----    -----    -----    -----
Net income .....................      866      379      372      365      595
                                    =====    =====    =====    =====    =====

--------------------------------------------------------------------------------
                   SELECTED CONSOLIDATED FINANCIAL INFORMATION
--------------------------------------------------------------------------------


SELECTED FINANCIAL RATIOS:
                                        At or For the Year Ended June 30,
                                    2002     2001     2000     1999     1998
                                 ____________________________________________

Performance Ratios:
Return on average assets........     .59%     .27      .27      .30      .54
Return on average stockholders'
  equity........................    8.69%    4.01     4.12     4.08     7.11

Interest rate spread during
  period........................    2.89%    2.30     2.28     2.34     2.63
Net interest margin (1).........    3.19%    2.73     2.65     2.73     3.01
Ratio of operating expenses to
  average total assets (2)......    2.90%    2.85     2.75     3.01     2.90
Ratio of average interest-
  earning assets to average
  interest-bearing liabilities..  110.76%  110.86   109.87   110.64   110.25

Asset Quality Ratios:
Non-performing assets to
  total assets..................     .11%     .16      .21      .38      .86
Allowance for loan losses to
  non-performing loans..........  213.29%  104.63    78.91    88.96    77.78
Allowance for loan losses to
  total loans...................     .41%     .52      .69      .74     1.00

Capital Ratios:
Stockholders' equity to
  total assets..................    6.90%    6.78     6.75     6.91     7.47
Average stockholders' equity to
  average assets................    6.80%    6.73     6.47     7.33     7.52


(1)  Net interest income divided by average interest-earning assets.
(2)  Exclusive of real estate owned expenses and losses.

                           MANAGEMENT'S DISCUSSION AND
                       ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS


Forward-Looking Statements

When used in this filing and in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "would be", "will allow", "intends to", "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including but not limited to changes in economic conditions and real estate values in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition, all or some of which could cause actual results to differ materially from historical earnings and those presently anticipated or projected.

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


                                     GENERAL

Midland Capital Holdings Corporation (the "Company") is a Delaware corporation that was organized for the purpose of becoming the thrift institution holding company for Midland Federal Savings and Loan Association (the "Association" or "Midland Federal"). The Association converted from a federal mutual savings and loan association to a federal stock savings and loan association on June 30, 1993 (the "Conversion"). In the Conversion, 345,000 shares of common stock, par value of $.01 per share, of the Association were sold in an initial public offering for an aggregate consideration of $3.45 million. On July 23, 1998, as a result of a Holding Company Reorganization, the Association became a wholly owned subsidiary of Midland Capital Holdings Corporation, and each outstanding share of common stock of the Association became, by operation of law, one share of common stock of Midland Capital Holdings Corporation. At June 30, 2002 there were 363,975 shares of the Company's common stock outstanding.

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

The Company's operating philosophy is to provide, in a safe and profitable manner, financial services to families and local businesses in the communities served by its four offices. The Company's immediate market area consists of Southwest Chicago and the Southwest suburban communities of Bridgeview, Oak Lawn, Palos Hills, Hickory Hills, Burbank, Chicago Ridge, Homer Glen, Lockport, Orland Park and Lemont. Consistent with its operating philosophy, the Company focuses upon attracting deposits from the general public and using such deposits to originate residential mortgage, and to a lesser extent, consumer, multi-family and other loans in its primary market area. The Company also makes substantial investments in mortgage-backed securities, investment securities consisting primarily of U.S. government and agency obligations and liquid assets in an effort to supplement loan production and manage interest rate risk.


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

The interest rate risk policy of the Association has established Board approved limits on interest rate risk that are defined in terms of net portfolio value. These limits specify the minimum NPV Ratio that the Board is willing to allow under current interest rates and for a range of six hypothetical interest rate scenarios of plus and minus 100, 200 and 300 basis points from the actual term structure of interest rates observed at quarter end. The Association uses a variety of tools to limit interest rate risk. First, the Association maintains a relatively high level of liquidity and has focused its investment activities in cash equivalents, two year U.S Government and Agency Notes, balloon mortgage-backed securities and intermediate term investments. Second, the Association has focused a portion of its residential lending and investments on adjustable-rate mortgages ("ARMs") and mortgage-backed securities, which generally both re-price within one year, although the Association continues to originate long term fixed-rate mortgages in recognition of market demand in the current interest rate environment and the potential for increased margin. Third, the Association seeks to maintain a large percentage of its deposit liabilities in passbook and transaction accounts, which are considered to be relatively resistant to changes in interest rates.

The Association's interest rate sensitivity of net portfolio value is shown in the following table, which shows the NPV and projected change in the NPV of the Association at June 30, 2002 assuming an instantaneous and sustained 300 basis point change in market interest rates, measured in 100 basis point increments. As of December 31, 2001, due to the current level of interest rates, the OTS did not provide NPV estimates for decreases in interest rates greater than 100 basis points.

                      NET PORTFOLIO VALUE          NPV AS % OF ASSETS

Change in Rates   $ Amount  $ Change  % Change      NPV Ratio  Change

(Basis Points)  (Thousands)
   +300 bp         11,829    -6,830      -37           7.70   -390 bp
   +200 bp         14,285    -4,374      -23           9.14   -246 bp
   +100 bp         16,627    -2,032      -11          10.47   -112 bp
      0 bp         18,659         -        -          11.60      - bp
   -100 bp         19,090       431      + 2          11.82   + 23 bp


                      FINANCIAL CONDITION AT JUNE 30, 2002

At June 30, 2002 total assets of the Company increased by $8.1 million to $150.6 million from $142.5 million at June 30, 2001. This increase was the result of increases in loans receivable and cash equivalents that were funded by reductions in investment securities and mortgage-backed securities as well as a $6.9 million increase in deposits to $138.4 million at June 30, 2002.

Loans receivable, including loans available for sale, increased $17.6 million to $86.1 million at June 30, 2002. The Company originated $41.8 million of loans during the year ended June 30, 2002 compared to loan originations of

$27.1 million during the prior fiscal year. The higher loan origination volume in fiscal 2002 was due in part to an increase in mortgage refinancing activity as a result of the decline in interest rates that began in January 2001. Offsetting loan originations in the current fiscal year were loan repayments of $21.2 million as well as loan sales of $3.2 million. There were no new purchases of mortgage-backed securities during fiscal 2002 and as a result, the balance of mortgage-backed securities decreased by $6.9 million to $10.4 million at June 30, 2002 due to repayments and amortization.

Investment securities available for sale decreased by $4.9 million to $6.3 million at June 30, 2002, from $11.2 million at June 30, 2001. The decrease is attributable to the early redemption of $10.0 million of callable agency securities offset by the purchase of $5.0 million in non-callable agency securities. Gross unrealized gains in the available for sale portfolio were $301,000 at June 30, 2002 compared to gross unrealized gains of $247,000 at June 30, 2001, reflecting the positive impact of lower interest rates. The balance of investment securities classified as held to maturity decreased by $10.1 million to $10.0 million at June 30, 2002 due to maturities of U. S. Government and agency securities. The weighted average remaining term to maturity of the Company's total investment securities portfolio at June 30, 2002 was 1.6 years compared to 1.9 years at June 30, 2001.

The Company increased the balance of cash and cash equivalents by $12.2 million to $32.9 million at June 30, 2002 from $20.7 million at June 30, 2001 in anticipation of an increase in economic activity and upward pressure on interest rates in fiscal 2003. The increase in cash equivalents was funded by the reduction in investment securities, discussed above.

Non-performing assets consisted of $164,000 in non-accruing loans at June 30, 2002 compared to $344,000 at June 30, 2001. The allowance for loan losses decreased by $9,000 to $350,000 at June 30, 2002, as a result of charge offs in the amount of $38,000 net of $14,000 in loan loss recoveries and $15,000 in loan loss provisions during fiscal 2002. Non-accruing loans at June 30, 2002 consisted of $148,000 in single-family residential mortgage loans and $16,000 in non-mortgage loans. At June 30, 2002 the Company's ratio of allowance for loan losses to non-performing loans was 213.29% compared to 104.63% at June 30, 2001. Management believes that the current allowance for loan losses is adequate to cover probable accrued losses in the portfolio.

Deposits for the year ended June 30, 2002 increased $6.9 million to $138.4 million as a result of interest credited to deposits in the amount of $3.6 million as well as actual deposit inflows, net of withdrawals, in the amount of $3.3 million. The net increase in deposits is primarily attributed to aggressive pricing of non-certificate deposit accounts which may be less sensitive to interest rate risk. The increase in deposits is the result of an $8.0 million increase in passbook deposit accounts and a $3.0 million increase in NOW accounts, offset by a $3.9 million decrease in certificate of deposit accounts, a $169,000 decrease in money market accounts and an $11,000 decrease in demand deposit accounts.

Stockholders' equity increased $735,000, or 7.60%, to $10.4 million at June 30, 2002 from $9.7 million at June 30, 2001. The increase in stockholders' equity was due to net income of $866,000 and an increase in accumulated other comprehensive income of $36,000 offset by the payment of cash dividends in the amount of $167,000.

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


                                               Year Ended June 30,
                     ________________________________________________________________________

                              2002                     2001                     2000
                     ______________________   ______________________   ______________________




                     Average Interest Yield   Average Interest Yield   Average Interest Yield
                     Balance  Earned/  and    Balance  Earned/  and    Balance  Earned/  and
                               Paid   Rates             Paid   Rates             Paid   Rates
                     ________ _______ _____   ________ _______ _____   ________ _______ _____

Interest-Earning                              (Dollars in Thousands)
  Assets:
Loans receivable (1) $ 78,998  5,446  6.89%   $ 58,371  4,305  7.39%   $ 50,383  3,691  7.33%
Mortgage-backed
  securities........   13,656    875  6.40      19,088  1,299  6.81      21,688  1,409  6.49
Investment and other
  securities........   26,639  1,476  5.54      28,686  1,698  5.92      25,055  1,397  5.58
Interest-bearing
  deposits..........   19,449    441  2.27      27,059  1,619  5.98      34,785  1,930  5.55
FHLB stock..........      817     44  5.43         750     54  7.27         656     46  7.04
                        -----     --               ---     --               ---     --
    Total interest-
      earning assets  139,559  8,282  5.93%    133,954  8,975  6.70%    132,567  8,473  6.39%
Non-interest earning
  assets............    7,800                    7,042                    7,589
                        -----                    -----                    -----
    Total assets     $147,359                 $140,996                 $140,156
                     ========                 ========                 ========

Interest-Bearing
  Liabilities:
Certificates of
  deposit........... $ 57,235  2,189  3.82    $ 61,012  3,413  5.59    $ 61,878  3,120  5.04
Passbook accounts...   48,179  1,152  2.39      41,960  1,267  3.02      42,507  1,286  3.03
Money market and
  NOW accounts......   20,592    493  2.40      17,860    634  3.55      16,273    557  3.43
    Total interest-    ------   ----           -------  -----           -------  -----
      bearing
      liabilities...  126,006  3,834  3.04     120,832  5,314  4.40     120,658  4,963  4.11
                               -----                    -----                    -----
Non-interest bearing
  deposits              9,763                    9,485                    9,336
Other liabilities       1,565                    1,182                    1,109
                        -----                    -----                    -----
  Total liabilities   137,334                  131,499                  131,103
Stockholders' equity   10,025                    9,497                    9,053
                       ------                    -----                    -----
    Liabilities and
      stockholders'
      equity         $147,359                 $140,996                 $140,156
                     ========                 ========                 ========

Net earning assets.. $ 13,553                 $ 13,122                 $ 11,909
                     ========                 ========                 ========

Net-interest income           $4,448                   $3,661                   $3,510
                              ======                   ======                   ======

Net-interest rate spread              2.89%                    2.30%                    2.28%
                                      ====                     ====                     ====

Net-interest margin                   3.19%                    2.73%                    2.65%
                                      ====                     ====                     ====

Average interest-earning
  assets to average
  interest-bearing liabilities      110.76%                  110.86%                  109.87%
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


                                              Year Ended June 30,


                      _____________________________________________________________________

                              2002   vs.   2001                      2001   vs.   2000
                      _________________________________      ______________________________

                         Increase (decrease) due to             Increase (decrease) due to

                      _________________________________      ______________________________

                                         Rate/                                 Rate/

                      Volume     Rate   Volume      Net      Volume    Rate   Volume    Net
                      ------     ----   ------      ---      ------    ----   ------    ---

                                                    (in Thousands)
Interest-Earning
  Assets:
Loans Receivable.... $ 1,522  $  (281)  $(100)  $ 1,141     $   585   $  25   $   4   $ 614
Mortgage-backed
  securities........    (369)     (77)     22      (424)       (169)     67      (8)   (110)
Investment and other
  securities........    (121)    (109)      8      (222)        202      86      13     301
Interest-bearing
  deposits..........    (455)  (1,005)    282    (1,178)       (429)    151     (33)   (311)

FHLB stock..........       5      (14)     (1)      (10)          7       1      --       8
    Total interest-  -------  -------   -----   -------     -------   -----   -----   -----
      earning assets $   582  $(1,486)  $ 211   $  (693)    $   196   $ 330   $ (24)  $ 502
                     -------  -------   -----   -------     -------   -----   -----   -----

Interest-Bearing
  Liabilities:
Certificates of
  deposit........... $  (211) $(1,080)  $  67   $(1,224)    $   (44)  $ 342   $  (5)  $ 293

Passbook accounts...     188     (264)    (39)     (115)        (17)    ( 2)     --     (19)

Money market and
  NOW accounts......      97     (206)    (32)     (141)         54      21       2      77
    Total interest-  -------  -------   -----   -------     -------   -----   -----   -----
      bearing liab-
      ilities....... $    74  $(1,550)  $  (4)  $(1,480)    $    (7)  $ 361   $  (3)  $ 351
                     -------  -------   -----   -------     -------   -----   -----   -----
Net change in net
  interest income...                            $   787                               $ 151
                                                =======                               =====


                         COMPARISON OF OPERATING RESULTS
                           FOR THE FISCAL YEARS ENDED
                         JUNE 30, 2002 AND JUNE 30, 2001

The Company had net income of $866,000 in fiscal 2002 compared to net income of $379,000 for fiscal 2001. The increase in net income is attributable to a $787,000 increase in net interest income and a $209,000 increase in non-interest income offset by a $244,000 increase in non-interest expense, a $15,000 increase in provision for loan losses and a $250,000 increase in income taxes.

Net interest income increased $787,000 to $4.4 million in fiscal 2002 from $3.7 million in fiscal 2001. The average balance of net earning assets increased $431,000 to $13.6 million in fiscal 2002 from $13.1 million in the prior fiscal year. Net interest margin and interest rate spread increased in fiscal 2002 to 3.19% and 2.89%, respectively, from 2.73% and 2.30%, respectively, in fiscal 2001. The increases in net interest income, net interest margin and interest rate spread that occurred in the current fiscal year were attributable to a decline in the Company's aggregate funding costs that exceeded the aggregate decline in earning assets yields.

INTEREST INCOME

Interest income decreased $694,000 in fiscal 2002 to $8.3 million. This decrease in interest income resulted from a decrease in the average yield earned on interest earning assets to 5.93% in fiscal 2002 from 6.70% in fiscal 2001. The decrease in the average yield earned on interest earning assets was offset by a $5.6 million increase in the average balance of interest earning assets to $139.6 million in fiscal 2002 from $134.0 million in fiscal 2001.

Interest on loans receivable increased $1.1 million, or 26.5%, in fiscal 2002 to $5.4 million compared with fiscal 2001. The increase in interest income was attributed to a $20.6 million increase in the average outstanding balance of net loans receivable to $79.0 million in fiscal 2002 from $58.4 million in fiscal 2001. The increase in the average outstanding balance of loans receivable was offset by a decrease in the average yield earned on loans receivable to 6.89% in fiscal 2002 from 7.39% in fiscal 2001.

Interest on mortgage-backed securities decreased $424,000, or 32.7%, to $875,000 in fiscal 2002 compared with fiscal 2001. The decrease in interest income was attributed to a $5.4 million decrease in the average outstanding balance of mortgage-backed securities to $13.7 million in fiscal 2002 from $19.1 million in fiscal 2001 as well as a decrease in the average yield earned on mortgage-backed securities to 6.40% in fiscal 2002 from 6.81% in fiscal 2001.

Interest earned on investment securities decreased $222,000, or 13.1%, to $1.5 million in fiscal 2002. The decrease in interest income resulted from a $2.0 million decrease in the average outstanding balance of investment securities to $26.6 million from the prior fiscal year as well as a decrease in the average yield earned on investment securities to 5.54% in fiscal 2002 compared to 5.92% in fiscal 2001.

Interest earned on interest bearing deposits decreased $1.2 million, or 72.7%, to $441,000 in fiscal 2002 compared with fiscal 2001. The decrease in interest income is attributed to a $7.6 million decrease in the average outstanding balance of interest bearing deposits to $19.5 million in fiscal

2002 from $27.1 million in fiscal 2001 as well as a decrease in the average yield earned on interest bearing deposits to 2.27% in fiscal 2002 from 5.98% in fiscal 2001. The Company reduced its average balance of interest bearing deposits during fiscal 2002 in response to the downward pressure on interest rates that occurred in calendar 2001.

INTEREST EXPENSE

Interest expense decreased $1.5 million, or 27.9%, to $3.8 million in fiscal 2002 from $5.3 million in fiscal 2001. The decrease in interest expense in fiscal 2002 was the result of a decrease in the average yield paid on interest costing deposits to 3.04% in fiscal 2002 compared to 4.40% in fiscal 2001. The decrease in the average yield paid on interest costing deposits was offset by a $5.2 million increase in the average outstanding balance of interest costing deposits to $126.0 million in fiscal 2002 compared to fiscal 2001. The decrease in the average yield paid on interest costing deposits is primarily attributed to the general decline in interest rates as well as a shift in the Company's deposit liability mix out of higher yielding certificate of deposit accounts and into lower yielding core deposit accounts.

PROVISIONS FOR LOSSES ON LOANS

The Company maintains an allowance for loan losses based upon management's periodic evaluation of probable accrued losses in the portfolio based on known and inherent risks in the loan portfolio, the Company's past loan loss experience, adverse situations that may affect borrowers' ability to repay loans, estimated value of the underlying collateral and current and expected market conditions. After considering the positive trend in the level of non-performing loans, the high concentration of one-to-four family mortgage loans in the loan portfolio, the level and nature of its charge offs and recoveries and the strong housing market, the Company made $15,000 in loan loss provisions during fiscal 2002. The allowance for loan losses totaled $350,000, or .41% of total loans, at June 30, 2002 compared to $359,000, or .52% of total loans, at June 30, 2001. Non-accruing loans totaled $164,000 at June 30, 2002 compared to $344,000 at June 30, 2001. The Company's ratio of allowance for loan losses to non-performing loans was 213.29% at June 30, 2002 compared to 104.63% at June 30, 2001. The $350,000 allowance for loan losses at June 30, 2002 was determined by the Company to be consistent with its policy for the establishment and maintenance of adequate levels of loan loss reserves.

At June 30, 2002, the Company was aware of no regulatory directives or suggestions that the Company make additional provisions for losses on loans. Although the Company believes its allowance for loan losses is at a level that it considers to be adequate to provide for probable accrued losses, there can be no assurance that such losses will not exceed the estimated amounts.

NON-INTEREST INCOME

Non-interest income increased $210,000 to $1.1 million in fiscal 2002 from $918,000 in fiscal 2001. The increase in non-interest income in fiscal 2002 is primarily attributed to a $160,000 increase in loan fees and service charges, a $37,000 increase in profit on the sale of loans and a $33,000 increase in deposit related fees offset by the elimination of $15,000 in profit on the sale of assets in fiscal 2001. The increase in loan fees and service charges in fiscal 2002 is attributed to an increase in loan origination activity compared to the prior fiscal year.

NON-INTEREST EXPENSE

Non-interest expense increased $244,000 to $4.2 million in fiscal 2002 compared with the prior fiscal year. The primary factors for the increase in non-interest expense were a $218,000 increase in staffing costs, a $32,000 increase in office occupancy and equipment expense, a $14,000 increase in data processing fees as well as $14,000 in non-recurring charges from losses on demand deposit overdrafts. These increases in non-interest expense were offset by a $26,000 decrease in advertising expense, a $19,000 decrease in professional fees and a $14,000 decrease in computer software and support expense. The increase in staffing costs was primarily the result of an $80,000 increase in loan origination commissions, due to an increase in lending volume, a $92,000 increase in employee benefit costs, primarily due to higher pension costs during the current fiscal year, and a $46,000 increase in bonus compensation expense compared with the prior fiscal year.

INCOME TAXES

Provisions for income taxes increased by $251,000 to $447,000 in fiscal 2002 from $196,000 in fiscal 2001 primarily due to the increase in operating income in the current fiscal year as compared to the prior year.


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

PROVISIONS FOR LOSSES ON LOANS
The Company maintains an allowance for loan losses based upon management's periodic evaluation of probable accrued losses in the portfolio based on known and inherent risks in the loan portfolio, the Company's past loan loss experience, adverse situations that may affect borrowers' ability to repay loans, estimated value of the underlying collateral and current and expected market conditions. At June 30, 2001 the Company's allowance for loan losses totaled $359,000 as compared to $369,000 at the prior fiscal year end. During fiscal 2001 the Company incurred $24,000 in loan charge-offs offset by recoveries in the amount of $14,000 from loans previously charged off. The Company made no loan loss provisions in fiscal 2001. At fiscal year end, the allowance for loan losses was determined by the Company to be consistent with its policy for the establishment and maintenance of adequate levels of loan loss allowances.

At June 30, 2001, the Company was aware of no regulatory directives or suggestions that the Company make additional provisions for losses on loans. Although the Company believes its allowance for loan losses is at a level that it considers to be adequate to provide for probable accrued losses, there can be no assurance that such losses will not exceed the estimated amounts.

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

The Company maintains investments in liquid assets based upon management's assessment of (i) the Company's need for funds, (ii) expected deposit flows,
(iii) the yields available on short-term liquid assets and (iv) the objectives of the Company's asset/liability management program. At June 30, 2002 the Association had commitments to originate $3.1 million in single family mortgage loans and commitments to sell $740,000 in loans. The Company considers its liquidity and capital reserves sufficient to meet its outstanding short and long-term needs. The Company expects to be able to fund or refinance, on a timely basis, its material commitments and long-term liabilities. The Company's liquidity, represented by cash and cash equivalents, is a combination of its operating, investing and financing activities. These activities are summarized in the following table for the years ended June 30, 2002 and 2001.


                                                      For the Year
                                                     Ended June 30,
                                                ______________________

                                                    2002          2001
                                                  ________      ________
                                                (Dollars in Thousands)

Net income.............................         $   866        $   379
Adjustments to reconcile net income
  to net cash provided by (for)
  operating activities.................             393           (514)
Net cash provided by (for)                       ------         ------
  operating activities.................           1,259           (135)
Net cash provided by (for)
  investing activities.................           4,054        (16,511)
Net cash provided by
  financing activities.................           6,889          4,699
                                                  -----          -----
Net change in cash and
  cash equivalents.....................          12,202        (11,947)
Cash and cash equivalents at
  beginning of period..................          20,719         32,666
                                                 ------         ------
Cash and cash equivalents at
  end of period........................         $32,921        $20,719
                                                =======        =======

At June 30, 2002 Midland Federal had tangible and core capital of $9.3 million, or 6.15% of adjusted total assets, which was approximately $7.0 million and $4.8 million above the minimum requirements for capital adequacy purposes in effect on that date of 1.5% and 3.0%, respectively, of adjusted total assets.

At June 30, 2002 Midland Federal had total capital of $9.6 million and risk-weighted assets of $80.9 million, or total capital of 11.9% of risk-weighted assets. This amount was approximately $3.2 million above the 8.0% requirement for capital adequacy purposes in effect on that date.

                        DISCLOSURE AND INTERNAL CONTROLS

The Company has adopted interim disclosure controls and procedures designed to facilitate the Company's financial reporting. The interim disclosure controls currently consist of communications between the Chief Executive Officer and each department head to identify any new transactions, events, trends or contingencies which may be material to the Company's operations. The Company has evaluated the effectiveness of these interim disclosure controls within the 90 days prior to the filing of this report.

The Company maintains internal controls and has evaluated such controls within 90 day of the filing of this report. There have not been any significant changes in such internal controls subsequent to the date of their evaluation.

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

In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". SFAS No. 143 addresses the financial accounting and reporting for obligations related to the retirement of tangible long-lived assets and the related asset retirement costs. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. As such, the Company will adopt the provisions of SFAS No. 143 on July 1, 2002. The Company does not expect these provisions to have a material impact on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment and Disposal of Long-Term Assets". This statement supercedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" as well as the accounting and reporting of the Accounting Principles Board (APB) Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. This statement eliminates the allocation of goodwill to long-lived assets to be tested for impairment and details both a probability-weighted and "primary-asset" approach to estimate cash flows in testing for impairment for long-lived assets. SFAS No. 144 is effective for financial statement issued for fiscal years beginning after December 15, 2001. As such, the Company will adopt the provisions of SFAS No. 144 on July 1, 2002. The Company does not expect these provisions to have a material impact on its consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". This Statement rescinds SFAS No. 4, "Reporting Gains and Losses from
Extinguishment of Debt," and an amendment of that Statement, SFAS No. 64 "Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements". This Statement also rescinds SFAS No. 44 "Accounting for Intangible Assets of Motor Carriers". This Statement amended SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. This Statement is effective for fiscal years beginning after May 15, 2002. As such, the Company will adopt the provisions of SFAS No. 145 on July 1, 2002. Adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other

Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". This Statement is effective for exit or disposal activities that are initiated after December 31, 2002. Adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements.

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

                                  COMMON STOCK

As of June 30, 2002, there were approximately 60 holders of record of the Company's common stock and 363,975 shares of issued and outstanding common stock. The Company's common stock is quoted on the Electronic Bulletin Board of the National Association of Securities Dealers, Inc. under the symbol "MCPH".

The following table sets forth, for the periods shown, the high and low prices of the common stock and cash dividends per share declared. The prices reflect inter-dealer quotations without retail mark-up, mark-down or commissions and do not necessarily represent actual transactions.


                                                        Cash dividends
Quarter ended               High            Low           declared
__________________         _____           _____        _____________

September 30, 2000         $15.75           $14.00            $0.075

December 31, 2000           22.00            15.00             0.075

March 31, 2001              17.00            14.75             0.075

June 30, 2001               26.00            14.50             0.075

September 30, 2001          25.00            25.00             0.10

December 31, 2001           20.00            16.00             0.12

March 31, 2002              19.88            18.00             0.12

June 30, 2002               26.75            20.25             0.12

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions.

                  [ LETTERHEAD COBITZ, VANDENBERG & Fennessy ]



                          INDEPENDENT AUDITORS' REPORT




The Board of Directors
Midland Capital Holdings Corporation
Bridgeview, Illinois


     We have audited the consolidated statements of financial condition of Midland Capital Holdings Corporation and subsidiaries as of June 30, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ending June 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Midland Capital Holdings Corporation and subsidiaries at June 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ending June 30, 2002, in conformity with generally accepted accounting principles.





/s/ Cobitz, Vandenberg & Fennessy
---------------------------------
Cobitz, Vandenberg & Fennessy




August 13, 2002
Palos Hills, Illinois


                      MIDLAND CAPITAL HOLDINGS CORPORATION
                                AND SUBSIDIARIES
                                ----------------

                 Consolidated Statements of Financial Condition


                                                                      June 30,
                                                          ----------------------------
                                                                2002          2001
                                                                ----          ----
Assets

Cash and amounts due from depository institutions         $   4,439,811     4,280,021
Interest-bearing deposits                                    28,481,627    16,438,650
                                                          -------------  ------------
   Total cash and cash equivalents                           32,921,438    20,718,671
Investment securities, held to maturity (fair value:
  2002 - $10,182,850; 2001 - $20,422,438) (note 2)           10,026,708    20,111,916
Investment securities available for sale,
  at fair value (note 3)                                      6,279,537    11,225,912
Mortgage-backed securities, held to maturity (fair value:
  2002 - $10,553,233; 2001 - $17,595,308) (note 4)           10,359,768    17,310,326
Loans receivable (net of allowance
  for loan losses:  2002 - $350,260;
  2001 - $359,445) (note 5)                                  85,346,846    68,034,401
Loans receivable held for sale (note 6)                         739,806       451,700
Stock in Federal Home Loan Bank of Chicago                      896,600       782,700
Accrued interest receivable (note 7)                            649,856       905,134
Office properties and equipment - net (note 8)                2,816,584     2,366,325
Prepaid expenses and other assets (note 9)                      551,805       588,553
                                                          -------------  ------------
   Total assets                                             150,588,948   142,495,638
                                                          =============  ============

Liabilities and Stockholders' Equity

Liabilities:
Deposits (note 10)                                          138,443,669   131,503,665
Advance payments by borrowers for taxes
  and insurance                                                 985,144       868,756
Other liabilities (note 11)                                     763,580       461,344
                                                          -------------  ------------
   Total liabilities                                        140,192,393   132,833,765
                                                          -------------  ------------

Stockholders' Equity:
Preferred stock, $.01 par value: authorized
  50,000 shares; none outstanding                                    --           --
Common stock, $.01 par value: authorized
  600,000 shares; issued and outstanding
  363,975 shares at June 30, 2002 and 2001                        3,640         3,640
Additional paid-in capital                                    3,276,855     3,276,855
Retained earnings - substantially restricted                  6,917,305     6,218,393
Accumulated other comprehensive income,
  net of income taxes                                           198,755       162,985
   Total stockholders' equity (notes 15 and 16)              10,396,555     9,661,873

Commitments and contingencies (notes 17 and 18)

   Total liabilities and stockholders' equity             $ 150,588,948   142,495,638
                                                          =============  ============


See accompanying notes to consolidated financial statements.



                      MIDLAND CAPITAL HOLDINGS CORPORATION
                                AND SUBSIDIARIES

                        Consolidated Statements of Income


                                                          Years Ended June 30,
                                              ---------------------------------------
                                                   2002          2001          2000
                                                   ----          ----          ----
Interest income:
  Interest on loans                           $ 5,445,564     4,304,925     3,690,971
  Interest on mortgage-backed securities          874,514     1,299,368     1,408,639
  Interest on investment securities             1,475,782     1,697,770     1,397,537
  Interest on interest-bearing deposits           441,318     1,618,946     1,929,995
  Dividends on FHLB stock                          44,411        54,446        46,171
                                              -----------   -----------   -----------
    Total interest income                       8,281,589     8,975,455     8,473,313
                                              -----------   -----------   -----------

Interest expense:
  Interest on deposits (note 10)                3,834,055     5,314,492     4,963,447
                                              -----------   -----------   -----------
    Total interest expense                      3,834,055     5,314,492     4,963,447
                                              -----------   -----------   -----------

    Net interest income before
     provision for loan losses                  4,447,534     3,660,963     3,509,866
Provision for loan losses                          15,000            --            --
                                              -----------   -----------   -----------
    Net interest income after
     provision for loan losses                  4,432,534     3,660,963     3,509,866
                                              -----------   -----------   -----------
Non-interest income:
  Loan fees and service charges                   429,092       268,804       198,381
  Commission income                                73,868        73,242        64,205
  Profit on sale of loans (note 6)                 43,819         7,368        35,734
  Profit on sale of real estate owned - net          -              911         4,491
  Deposit related fees                            514,388       481,031       499,865
  Other income                                     66,901        87,378        77,734
                                              -----------   -----------   -----------
    Total non-interest income                   1,128,068       918,734       880,410
                                              -----------   -----------   -----------

Non-interest expense:
  Staffing costs (notes 12 and 13)              2,380,528     2,162,800     1,955,963
  Advertising                                      56,711        82,213       119,177
  Occupancy and equipment expenses (note 8)       745,486       712,872       720,895
  Data processing                                 209,141       195,330       175,752
  Federal deposit insurance premiums               24,238        25,548        47,428
  Legal, audit and examination services           124,521       139,672       139,952
  Real estate owned expense                            --            --         4,729
  Other                                           707,223       685,701       675,562
                                              -----------   -----------   -----------
    Total non-interest expense                  4,247,848     4,004,136     3,839,458
                                              -----------   -----------   -----------

  Income before income taxes                    1,312,754       575,561       550,818
Provision for income taxes (note 14)              446,414       196,307       178,884

      Net income                              $   866,340       379,254       371,934
                                              ===========   ===========   ===========

Earnings per share - basic                    $      2.38          1.04          1.02
                                              ===========   ===========   ===========

Earnings per share - diluted                  $      2.36          1.03          1.01
                                              ===========   ===========   ===========


See accompanying notes to consolidated financial statements.


                      MIDLAND CAPITAL HOLDINGS CORPORATION
                                AND SUBSIDIARIES

           Consolidated Statements of Changes in Stockholders' Equity



                                                                           Accumulated  Common
                                                   Additional                Other      Stock
                                          Common    Paid-In     Retained  Comprehensive Awarded
                                          Stock     Capital     Earnings     Income     by BIP     Total
                                          -----     -------     --------     ------     ------     -----

Balance at June 30, 1999                $  3,640    3,271,315   5,685,591     80,030   (45,047)  8,995,529
                                        --------    ---------   ---------     ------   -------   ---------
 Comprehensive income:
  Net income                                                      371,934                          371,934
  Other comprehensive income,
    net of tax:
   Unrealized holding loss
    during the year                                                          (37,326)              (37,326)

 Total comprehensive income                                       371,934    (37,326)              334,608
                                                                  -------    -------               -------

  Tax benefit related to
   employee stock plan                                  3,339                                        3,339

  Amortization of award of BIP stock                                                    32,434      32,434

  Dividends declared on
   common stock ($.30 per share)                                 (109,193)                        (109,193)
                                        --------    ---------   ---------     ------   -------   ---------
Balance at June 30, 2000                   3,640    3,274,654   5,948,332     42,704   (12,613)  9,256,717
                                        --------    ---------   ---------     ------   -------   ---------

 Comprehensive income:
  Net income                                                      379,254                          379,254
  Other comprehensive income,
    net of tax:
   Unrealized holding gain
    during the year                                                          120,281               120,281

 Total comprehensive income                                       379,254    120,281               499,535

  Tax benefit related to
   employee stock plan                                  2,201                                        2,201

  Amortization of award of BIP stock                                                    12,613      12,613

  Dividends declared on
   common stock ($.30 per share)                                 (109,193)                        (109,193)
                                        --------    ---------   ---------     ------   -------   ---------
Balance at June 30, 2001                   3,640    3,276,855   6,218,393    162,985      -      9,661,873
                                        --------    ---------   ---------     ------   -------   ---------

 Comprehensive income:
  Net income                                                      866,340                          866,340
  Other comprehensive income,
    net of tax:
   Unrealized holding gain
    during the year                                                           35,770                35,770
                                                                ---------     ------             ---------
 Total comprehensive income                                       866,340     35,770               902,110

  Dividends declared on
   common stock ($.46 per share)                                 (167,428)                        (167,428)
                                        --------    ---------   ---------     ------   -------   ---------
Balance at June 30, 2002                $  3,640    3,276,855   6,917,305    198,755        --  10,396,555
                                        ========    =========   =========    =======   =======  ==========


See accompanying notes to consolidated financial statements.

                      MIDLAND CAPITAL HOLDINGS CORPORATION
                                AND SUBSIDIARIES
                                ----------------

                      Consolidated Statements of Cash Flows


                                                                                  Years Ended June 30,
                                                                   -------------------------------------------------
                                                                       2002               2001              2000
                                                                       ----               ----              ----
Cash flows from operating activities:
  Net income                                                       $     866,340          379,254           371,934
  Adjustments to reconcile net income to net cash
   from operating activities:
    Depreciation                                                         322,450          314,158           311,378
    Amortization of premiums and discounts on securities                 (22,618)         (70,946)          (49,270)
    Amortization of cost of stock benefit plan                                --           12,613            32,434
    Federal Home Loan Bank stock dividend                                (44,200)         (54,200)          (23,600)
    Profit on sale of real estate owned                                       --             (911)           (4,491)
    Provision for loan losses                                             15,000               --                --
    Proceeds from sale of loans held for sale                          3,160,571          534,044         3,172,515
    Origination of loans held for sale                                (3,449,100)        (985,744)       (2,737,365)
    Profit on sale of loans                                              (43,819)          (7,368)          (35,734)
    Decrease (increase) in accrued interest receivable                   255,278         (254,180)          (38,988)
    (Decrease) increase in accrued interest payable                      (11,023)           1,689             5,101
    Decrease in deferred income on loans                                (140,684)         (90,246)          (26,666)
    Decrease in other assets                                              62,140           40,796           107,211
    Increase in other liabilities                                        289,074           45,220               877
                                                                   -------------       ----------        ----------
Net cash provided by (for) operating activities                        1,259,409         (135,821)        1,085,336
                                                                   -------------       ----------        ----------
Cash flows from investing activities:
    Purchase of mortgage-backed securities, held to maturity                  --               --       (10,007,275)
    Proceeds from repayments of mortgage-backed securities,
      held to maturity                                                 6,977,487        4,581,712         4,071,981
    Purchase of investment securities, held to maturity                       --      (10,089,131)       (9,985,251)
    Proceeds from maturities of investment securities,
      held to maturity                                                10,080,000       10,000,000        10,000,000
    Purchase of investment securities, available for sale             (4,998,531)     (10,000,000)               --
    Proceeds from maturities and early redemption of
      investment securities, available for sale                       10,000,000        4,000,000                --
    Purchase of Federal Home Loan Bank stock                             (69,700)              --           (68,900)
    Purchase of loans                                                         --       (1,007,054)               --
    Loan disbursements                                               (38,379,056)     (26,086,272)      (12,348,587)
    Loan repayments                                                   21,216,903       12,189,692         8,260,647
    Proceeds from sale of real estate owned                                   --               --           276,472
    Property and equipment expenditures                                 (772,709)        (100,422)         (297,389)
                                                                   -------------       ----------        ----------
Net cash provided by (for) investing activities                        4,054,394      (16,511,475)      (10,098,302)
                                                                   -------------       ----------        ----------

Cash flows from financing activities:
    Deposit receipts                                                 421,210,595      423,622,786       438,125,311
    Deposit withdrawals                                             (417,924,197)    (424,011,728)     (436,191,332)
    Interest credited to deposit accounts                              3,653,606        5,022,131         4,711,913
    Payment of dividends                                                (167,428)        (109,193)         (109,193)
    Increase in advance payments
      by borrowers for taxes and insurance                               116,388          175,454           122,488
                                                                   -------------       ----------        ----------
Net cash provided by financing activities                              6,888,964        4,699,450         6,659,187
                                                                   -------------       ----------        ----------

Net change in cash and cash equivalents                               12,202,767      (11,947,846)       (2,353,779)
Cash and cash equivalents at beginning of year                        20,718,671       32,666,517        35,020,296

Cash and cash equivalents at end of year                           $  32,921,438       20,718,671        32,666,517
                                                                   =============       ==========        ==========

Cash paid during the year for:
   Interest                                                        $   3,845,078        5,312,803         4,958,346
   Income taxes                                                          161,654          178,054            50,000


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

     -----------------------------------------------------

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

     The Company has adopted the provisions of SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures". These statements apply to all loans that are identified for evaluation except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment. These loans include, but are not limited to, credit card, residential mortgage and consumer installment loans. Of the loans which are to be evaluated for impairment, management has determined that there were no loans at June 30, 2002 and 2001, nor during the years ended June 30, 2002 and 2001, which met the definition of an impaired loan. A loan is considered impaired when it is probable that a creditor will be unable to collect contractual principal and interest due according to the contractual terms of the loan agreement.

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

     Depreciation
     ------------

     Depreciation of office properties and equipment is accumulated on the straight line basis over estimated lives of the various assets. Useful lives are 25 to 40 years for office properties, 5 to 15 years for leasehold improvements and 3 to 10 years for furniture, fixtures and equipment.

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

     Weighted average shares used in calculating earnings per share are summarized below.


                                                          Years Ended June 30,
                                                   -----------------------------------
                                                    2002          2001          2000
                                                    ----          ----          ----
       Weighted average number of common shares
     outstanding used in basic EPS calculation    363,975       363,975       363,975
       Add common stock equivalents for shares
     issuable under Stock Option Plans              3,882         2,542         2,937
                                                  -------       -------       -------
       Weighted average number of shares
        outstanding adjusted for common
        stock equivalents                         367,857       366,517       366,912
                                                  =======       =======       =======

       Net income                               $ 866,340       379,254       371,934
       Basic earnings per share                 $    2.38          1.04          1.02
       Diluted earnings per share               $    2.36          1.03          1.01


2)   Investment Securities, Held to Maturity
     ---------------------------------------

     Investment securities, held to maturity, are summarized as follows:

                                                        Gross         Gross
                                        Amortized    Unrealized    Unrealized     Fair
                                           Cost         Gains       Losses       Value
                                           ----         -----       ------       -----
     June 30, 2002
     -------------
     Federal Home Loan Mortgage
      Corporation notes                 $ 2,527,981     48,594         --       2,576,575
     Federal National Mortgage
      Association notes                   7,498,727    107,548         --       7,606,275

                                        $10,026,708    156,142         --      10,182,850
                                        ===========    =======    =======      ==========


     Weighted average interest rate            6.14%
                                               ====


     June 30, 2001

     United States Treasury notes       $ 7,497,706     76,519         --       7,574,225
     Federal Home Loan Mortgage
      Corporation notes                   5,115,457     96,431         --       5,211,888
     Federal National Mortgage
      Association notes                   7,498,753    137,572         --       7,636,325
                                        -----------    -------    -------      ----------
                                        $20,111,916    310,522         --      20,422,438
                                        ===========    =======    =======      ==========


     Weighted average interest rate            5.99%
                                               ====

     The contractual maturity of investment securities held to maturity are summarized as follows:


                                         June 30, 2002            June 30, 2001
                                     --------------------     ---------------------
                                      Amortized     Fair       Amortized     Fair
     Term to Maturity                   Cost        Value        Cost        Value
     ----------------                   ----        -----        ----        -----
     Due in one year or less       $ 10,026,708  10,182,850   10,040,214  10,187,688
     Due after one year through
       two years                             --          --   10,071,702  10,234,750
                                   ------------  ----------   ----------  ----------
                                   $ 10,026,708  10,182,850   20,111,916  20,422,438
                                   ============  ==========   ==========  ==========

3)   Investment Securities, Available for Sale
     -----------------------------------------

     Investment securities available for sale are recorded at fair value in accordance with SFAS No. 115. This portfolio is summarized as follows:


                                                        Gross       Gross
                                        Amortized     Unrealized  Unrealized     Fair
                                          Cost          Gains       Losses       Value
                                          ----          -----       ------       -----
     June 30, 2002
     -------------

     Federal National Mortgage
       Association notes                $ 4,998,470      75,755        --       5,074,225
     United States Treasury bond            979,923     225,389        --       1,205,312
                                       ------------  ----------   -------      ----------
                                        $ 5,978,393     301,144        --       6,279,537
                                       ============     =======   =======       =========


     Weighted average interest rate           4.23%
                                              ====

     June 30, 2001
     -------------

     Callable Agency Securities:
      Federal National Mortgage
       Association notes                $10,000,000      59,350        --      10,059,350
     United States Treasury bond            978,965     187,597        --       1,166,562
                                       ------------  ----------   -------      ----------

                                        $10,978,965     246,947        --      11,225,912
                                       ============  ==========   =======      ==========


     Weighted average interest rate           5.58%
                                              ====


     The callable agency securities at June 30, 2001, have call features at amounts not less than par and were not purchased with significant premiums or discounts. The contractual maturity of investment securities available for sale are summarized as follows:

                                          June 30, 2002                   June 30, 2001
                                      -----------------------       -------------------------
                                      Amortized         Fair         Amortized        Fair
     Term to Maturity                   Cost            Value           Cost          Value
     ----------------                   ----            -----           ----          -----
      Due after one year through
     two years                        $4,998,470      5,074,225             --             --
      Due after two years through
        three years                           --             --     10,000,000     10,059,350
      Due after ten years through
        fifteen years                    979,923      1,205,312             --             --
      Due after fifteen years                 --             --        978,965      1,166,562
                                      ----------      ---------     ----------     ----------
                                      $5,978,393      6,279,537     10,978,965     11,225,912
                                      ==========      =========     ==========     ==========


     There were no sales of investment securities available for sale during any of the periods presented. The change in net unrealized gains and losses during the current year of $54,197, net of the tax effect of $18,427, resulted in a $35,770 credit to stockholders' equity.

4)   Mortgage-Backed Securities, Held to Maturity

     Mortgage-backed securities, held to maturity, are summarized as follows:


                                                               Gross              Gross
                                           Amortized         Unrealized        Unrealized      Fair
                                             Cost               Gains             Losses       Value
                                             ----               -----             ------       -----
     June 30, 2002
     -------------
     Participation certificates:
          FHLMC - Adjustable rate         $ 3,584,665           57,652              --       3,642,317
          FNMA  - Adjustable rate           1,460,768           11,253              --       1,472,021
          FHLMC - Fixed rate                4,708,821          106,419              --       4,815,240
          FNMA  - Fixed rate                  504,372           15,151              --         519,523
          GNMA  - Fixed rate                   92,404            2,908              --          95,312
     Investment in collateralized
         mortgage obligations:
       FHLMC                                    8,738               82              --           8,820
                                          -----------         --------        --------      ----------
                                          $10,359,768          193,465              --      10,553,233
                                          ===========         ========        ========      ==========

       Weighted average interest rate          5.70%
                                               ====


     June 30, 2001
     -------------

     Participation certificates:
          FHLMC - Adjustable rate         $ 4,984,222           49,086           1,984       5,031,324
          FNMA  - Adjustable rate           2,373,547           33,082              --       2,406,629
          FHLMC - Fixed rate                9,104,335          164,828              --       9,269,163
          FNMA  - Fixed rate                  700,954           39,970              --         740,924
          GNMA  - Fixed rate                  135,082               --              --         135,082
     Investment in collateralized
         mortgage obligations:
       FHLMC                                   12,186               --              --          12,186
                                          -----------         --------        --------      ----------
                                          $17,310,326          286,966           1,984      17,595,308
                                          ===========          =======        ========      ==========

       Weighted average interest rate          6.83%
                                               ====

5)   Loans Receivable
     ----------------

     Loans receivable are summarized as follows:

                                                           June 30,
                                                 --------------------------
                                                      2002           2001
                                                      ----           ----
     Mortgage loans:
        One-to-four family                       $ 81,802,668    64,371,719
        Multi-family                                1,222,125     1,506,940
        Non-residential                               934,697       491,676
        Construction                                       --       828,000
                                                 ------------    ----------
     Total mortgage loans                          83,959,490    67,198,335
                                                 ------------    ----------


     Other loans:
        Loans on deposit accounts                     397,170       343,680
        Auto loans                                    320,556       469,329
        Education loans                               821,986       876,289
        Credit card loans                             116,532       123,654
        Other                                          19,750        63,720
                                                 ------------    ----------
     Total other loans                              1,675,994     1,876,672
                                                 ------------    ----------
     Commercial business loans                          7,926         6,671
                                                 ------------    ----------
     Total loans receivable                        85,643,410    69,081,678
                                                 ------------    ----------


     Less:
        Loans in process                               67,229       668,073
        Net deferred yield adjustments               (379,501)     (240,500)
        Allowance for uncollected interest            258,576       260,259
        Allowance for loan losses                     350,260       359,445
                                                 ------------    ----------
     Loans receivable, net                       $ 85,346,846    68,034,401
                                                 ============    ==========


     Weighted average interest rate                      6.91%         7.33%
                                                         ====          ====


     Activity in the allowance for loan losses is summarized as follows:



                                                     Years Ended June 30,
                                           ------------------------------------
                                               2002          2001       2000
                                               ----          ----       ----
        Balance, beginning of year          $ 359,445      368,885     365,863
     Provision for loan losses                 15,000           --          --
        Recoveries previously charged-off      14,361       14,047       3,022
        Charge-offs                           (38,546)     (23,487)         --
                                            ---------      -------     -------

        Balance, end of year                $ 350,260      359,445     368,885
                                            =========      =======     =======


     Delinquent loans (loans having payments past due ninety days or more) at June 30, 2002 amounted to $164,221 or .2% of total loans in force. Comparable figures for 2001 were $343,533 or .5% of total loans.

     Loans to directors and executive officers aggregated $643,167 at June 30, 2002 and $417,506 at June 30, 2001. Such loans are made on substantially the same terms as those for other loan customers.

6)   Loans Receivable Held for Sale

     The Company sells loans in the secondary market under various programs. During the years ended June 30, 2002, 2001 and 2000, the Company sold first mortgage loans totaling $3,160,571, $534,044 and $3,172,515 in the secondary market. The Company retained the servicing on these loans. Proceeds from the sale of these loans during the years ended June 30, 2002, 2001 and 2000 were $3,160,571, $534,044 and $3,172,515 with no gain or loss realized on those sales. In addition, the Company recorded a gain of $43,819, $7,368 and $35,734 for the years ended June 30, 2002, 2001 and
     2000 on loan sales from the establishment of a mortgage servicing right asset. During the years ended June 30, 2002, 2001 and 2000, the Company amortized $19,468, $14,879 and $12,606 of mortgage servicing rights against current servicing fee income.

     As of June 30, 2002, $739,806 of newly originated fixed rate thirty year original term loans qualifying for sale into the secondary market were classified in this portfolio. Loans held for sale are valued at the lower of cost or fair value in accordance with generally accepted accounting principles. There were no recognized, but unrealized, losses at June 30, 2002 and 2001.

     At June 30, 2002, 2001 and 2000, loans serviced for others amounted to $11,277,638, $8,840,358 and $8,393,035 respectively.

7)   Accrued Interest Receivable

     Accrued interest receivable is summarized as follows:

                                                       June 30,
                                              ------------------------
                                                 2002           2001
                                                 ----           ----

     Investment securities                    $ 220,617       493,387
     Mortgage-backed securities                  66,262       126,201
     Loans receivable                           362,907       285,463
     Other investments                               70            83
                                              ---------       -------
                                              $ 649,856       905,134
                                              =========       =======

8)   Office Properties and Equipment

     Office properties and equipment are summarized as follows:

                                                             June 30,
                                                    -------------------------
                                                       2002            2001
                                                       ----            ----

     Land                                           $   416,595       416,595
     Buildings                                        2,329,939     1,708,108
     Easement for parking lot and driveway              223,050       223,050
     Leasehold improvements - Homer Glen                579,253       579,253
     Furniture, fixtures and equipment                2,716,539     2,565,661
                                                    -----------     ---------
                                                      6,265,376     5,492,667
     Less accumulated depreciation                    3,448,792     3,126,342
                                                    -----------     ---------

                                                    $ 2,816,584     2,366,325
                                                    ===========     =========


     Depreciation of office properties and equipment for the years ended June 30, 2002, 2001 and 2000 amounted to $322,450, $314,158 and $311,378 respectively.

     During July 1998, the Association entered into a lease for retail space and vacant land in Homer Glen, Illinois. The retail space is leased for a period of ten years with a single ten year renewal option. The vacant land is leased for ten years with eight successive ten year renewal options and is contiguous to both the leased retail space and land previously purchased by the Association.

     The Association established a full service branch banking facility at this location. Rent expense at the Homer Glen, Illinois location for the years ended June 30, 2002, 2001 and 2000 amounted to $46,495, $44,587 and $61,314 respectively. Rent expense includes charges for real estate taxes and insurance, and other costs of occupancy relating to common areas shared with other tenants.

     Minimum rental commitments under the above leases, exclusive of future escalation charges for real estate taxes, insurance and occupancy costs are approximately as follows:

            Year ended June 30, 2003                          $  39,229
            Year ended June 30, 2004                             41,173
            Year ended June 30, 2005                             43,213
            Thereafter through June 30, 2009                    190,831


     During the year ended June 30, 2002, the Association incurred expenditures of approximately $700,000 to renovate, remodel and furnish the Brighton Park branch office facility. This location now features a drive-up facility as well as a new banking lobby, facade and signage.

9)   Prepaid Expenses and Other Assets
     ---------------------------------

     Prepaid expenses and other assets consist of the following:

                                                               June 30,
                                                      ------------------------
                                                         2002            2001
                                                         ----            ----

     Prepaid federal insurance premiums                $   5,975         6,172
     Prepaid insurance                                    27,372        44,939
     Other prepaid expenses                              123,937       131,504
     Mortgage servicing rights                           112,985        88,634
     Deferred federal income tax benefit - net (a)       155,961       199,307
     Accounts receivable and other assets                125,575       117,997

                                                       $ 551,805       588,553


(a) Significant components of the deferred tax assets and liabilities are as follows:

                                                               June 30,
                                                       ------------------------
                                                          2002          2001
                                                          ----          ----
     Deferred tax assets:
       Tax basis of office building in
        excess of book basis                           $ 433,160       453,488
       Book allowance for loan losses                    118,908        95,710
                                                       ---------       -------

        Total deferred tax assets                        552,068       549,198
                                                       ---------       -------


     Deferred tax liabilities:
       Loan fees deferred for financial
        reporting purposes, net of costs                 135,652        96,752
       Accelerated tax depreciation                       42,719        65,145
       Tax allowance for loan losses                      11,992        23,984
       FHLB stock dividends                               64,940        49,912
       Mortgage servicing rights                          38,415        30,136
       Unrealized gain on securities
        available for sale                               102,389        83,962
                                                       ---------       -------

        Total deferred tax liabilities                   396,107       349,891
                                                       ---------       -------

        Net deferred tax benefit                       $ 155,961       199,307
                                                       =========       =======

10)  Deposits
     --------

         Deposit accounts are summarized as follows:

                                                                 June 30,
                                                        ---------------------------
                                                            2002          2001
                                                            ----          ----

         Passbook accounts                              $  51,591,976    43,580,591
         NOW accounts                                      14,139,895    11,106,953
         Money market accounts                              7,792,826     7,961,509
      Non-interest bearing demand deposit accounts          9,997,978    10,009,373
                                                        -------------   -----------

                                                           83,522,675    72,658,426
                                                        -------------   -----------
         Certificates of deposit by interest rate:
           2.01 - 3.00%                                    40,560,981          -
           3.01 - 4.00                                      7,647,105     8,316,163
           4.01 - 5.00                                      2,669,730    29,200,659
           5.01 - 6.00                                      3,943,178    16,649,027
           6.01 - 7.00                                        100,000     4,679,390
                                                        -------------   -----------

                                                           54,920,994    58,845,239
                                                        -------------   -----------

                                                        $ 138,443,669   131,503,665
                                                        =============   ===========


     The weighted average rate on deposit accounts at June 30, 2002 and 2001 was 2.23% and 3.63% respectively.

     The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $9,134,000 and $8,536,000 at June 30, 2002 and 2001,
     respectively.

     A summary of certificates of deposit by maturity is as follows:

                                                               June 30,
                                                    ---------------------------
                                                        2002            2001
                                                        ----            ----

     Within 12 months                               $  53,223,962    56,583,938
     12 months to 24 months                             1,253,284     1,746,792
     24 months to 36 months                               443,748       514,509
                                                    -------------    ----------

        Total                                       $  54,920,994    58,845,239
                                                    =============    ==========


     Interest expense on deposits consists of the following:

                                                    Years Ended June 30,
                                       --------------------------------------
                                           2002           2001          2000
                                           ----           ----          ----

     Passbook accounts                 $ 1,152,317     1,267,635     1,286,343
     Certificate accounts                2,188,361     3,412,921     3,119,648
     NOW and money market accounts         493,377       633,936       557,456
                                       -----------     ---------     ---------

        Total                          $ 3,834,055     5,314,492     4,963,447
                                       ===========     =========     =========

11)  Other Liabilities
     -----------------

     Other liabilities consist of the following:

                                                            June 30,
                                                   -------------------------
                                                      2002           2001
                                                      ----           ----

         Accrued interest on deposits               $  25,287        36,310
         Accrued real estate taxes                    134,093       134,016
         Accrued federal income taxes                 265,477         5,636
         Other accrued expenses                       150,872       153,653
         Outstanding bank drafts                       39,200        58,513
         Other accounts payable                       148,651        73,216
                                                    ---------       -------

                                                    $ 763,580       461,344
                                                    =========       =======

12)  Retirement Plans and Other Employee Benefits
     --------------------------------------------

     The Association participates in the Financial Institution's Retirement Fund, a tax-qualified pension trust, which covers all eligible employees. The Plan meets the criteria of a multiemployer pension plan as defined in Financial Accounting Standards Board Statement No. 87, "Employers' Accounting for Pensions" and as such, does not make separate actuarial valuations with respect to each employer, nor does it segregate plan assets. The practice with respect to multiemployer plans has been to accept employer's contributions that are paid as its expense for accounting purposes. A contribution of $106,874 and $10,542 were paid and expensed by the Association for the years ended June 30, 2002 and 2001. There was no contribution paid to the Plan for the year ended June 30, 2000 as the amount necessary to fund the Plan was eliminated by previous years' overfunding of the Plan.

     In addition, the Association established a qualified defined contribution plan (401(k) Plan) which covers all full-time employees having a minimum of twelve months of service and who are at least twenty-one years of age. Eligible employees may contribute from 2% to 15% of their monthly salaries. The Association will contribute an amount equal to 50%, 75% or 100% of the monthly contribution up to 3% of salary, depending upon years of employment. Employer contributions to the Plan amounted to $36,948, $34,900 and $32,974 for the years ended June 30, 2002, 2001 and 2000, respectively.

13)  Stock Option Plan
     -----------------

     In conjunction with the Conversion, the Company adopted the 1993 Stock Option and Incentive Plan (the "Stock Option Plan") for the benefit of the senior officers and directors of the Company. The number of shares of common stock authorized under the Stock Option Plan was 34,500, equal to 10.0% of the total number of shares issued in the Conversion. Grantees of the remaining outstanding shares at June 30, 2002 were awarded 10-year options to acquire shares at the market price on the date the options were granted. Future grants are determined by the Board of Directors at option prices that are not less than the fair market value of the stock at the grant date and expire no later than ten years from the date of grant. All options granted under the Stock Option Plan become exercisable immediately. The following is an analysis of the stock option activity for each of the years in the three year period ended June 30, 2002 and the stock options outstanding at the end of the respective periods:


                                                                    Exercise Price
                                                              --------------------------
                                                  Number
     Options                                    of Shares       Per Share         Total
     -------                                    ---------       ---------         ------

         Outstanding at June 30, 1999              8,625       10.00-16.25        97,031
         Granted                                       0
         Exercised                                     0
                                                   -----       -----------        ------

         Outstanding at June 30, 2000              8,625       10.00-16.25        97,031
         Granted                                       0
         Exercised                                     0
                                                   -----       -----------        ------

         Outstanding at June 30, 2001              8,625       10.00-16.25        97,031
         Granted                                       0
         Exercised                                     0
                                                   -----       -----------        ------

         Outstanding at June 30, 2002              8,625     $ 10.00-16.25     $  97,031
                                                   =====     =============     =========

         Exercisable at June 30, 2002              8,625     $ 10.00-16.25     $  97,031
                                                   =====     =============     =========
         Options available for future
           grants at June 30, 2002                 6,900
                                                   =====


     As of June 30, 2002, the weighted average exercise price for options outstanding was $11.25 with a weighted average remaining contractual life of 1.67 years.

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

     The following summarizes the pro forma net income and earnings per shares as if the fair value method of accounting for stock-based compensation plans had been utilized:


                                                        Years Ended June 30,
                                                  ------------------------------
                                                     2002       2001       2000
                                                     ----       ----       ----

     Net income (as reported)                     $ 866,340   379,254   371,934
     Pro forma net income                           866,340   379,254   371,934

     Earnings per share - diluted (as reported)   $    2.36      1.03      1.01
     Pro forma diluted earnings per share              2.36      1.03      1.01

     The pro forma results presented above may not be representative of the effects reported in pro form net income for future years.

14)  Income Taxes
     ------------

     As a result of legislation that changed the method used by many thrifts to calculate their bad debt reserve for federal income tax purposes, the Association must recapture that portion of the reserve that exceeds the amount that could have been taken under the experience method for tax years beginning after December 31, 1987. The legislation also requires thrifts to account for bad debts for federal income tax purposes on the same basis as commercial banks for tax years beginning after December 31, 1995. The recapture is occurring over a six year period. The commencement of the recapture by the Association was delayed two years as the Association met certain residential lending requirements. For the three years ended June 30, 2002, the Association recaptured approximately $114,000 in excess bad debt reserves resulting in tax payments of approximately $39,000 which were previously accrued. The pre-1988 reserve provisions are subject only to recapture requirements if the Association no longer qualifies as a thrift. Tax bad debt deductions accumulated prior to 1988 by the Association and included in retained earnings total approximately $1,100,000. No deferred income taxes have been provided for these bad debt deductions and no recapture of these amounts is anticipated.

                                                  Years Ended June 30,
                                         --------------------------------------
                                            2002          2001          2000
                                            ----          ----          ----

         Current                         $ 421,495       157,546       155,960
         Deferred                           24,919        38,761        22,924
                                         ---------       -------       -------

                                         $ 446,414       196,307       178,884
                                         =========       =======       =======


     A reconciliation of the statutory federal income tax rate to effective income tax rate is as follows:

                                                   Years Ended June 30,
                                               ---------------------------
                                                2002       2001       2000
                                                ----       ----       ----

         Statutory federal income tax rate      34.0%      34.0%      34.0%
         Other                                    --         .1       (1.5)

         Effective income tax rate              34.0%      34.1%      32.5%


     Deferred federal income tax expense consists of the following tax effects of timing differences:

                                                     Years Ended June 30,
                                             ----------------------------------
                                                2002         2001        2000
                                                ----         ----        ----

         Loan fees net of costs              $  38,900      38,299      14,604
         Depreciation                           (2,098)      9,173       8,149
         FHLB stock dividends                   15,028      18,428       8,024
         Book loan loss recovery in excess
           of tax deduction                    (23,198)    (19,045)    (16,161)
         Recapture of bad debt reserve         (11,992)    (11,992)    (23,016)
         Other                                   8,279       3,898      31,324
                                             ---------      ------      ------

                                             $  24,919      38,761      22,924
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

     Quantitative measures established by regulation to ensure capital adequacy require all savings institutions to maintain minimum amounts and ratios, set forth in the table below of the total risk-based, tangible and core capital, as defined in the regulations. Management believes, as of June 30, 2002, that the Association meets all capital adequacy requirements to which it is subject.

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

     At June 30, 2002 and 2001, the Association's actual capital amounts and ratios, minimum amounts and ratios required for capital adequacy purposes and minimum amounts and ratios to meet the well-capitalized criteria under prompt corrective action provisions, are as follows:


                                                                           To Be Well-
                                                                        Capitalized Under
                                                    For Capital         Prompt Corrective
                                  Actual         Adequacy Purposes      Action Provisions
                             ---------------     ------------------     -----------------
                             Amount    Ratio       Amount     Ratio      Amount     Ratio
                             ------    -----       ------     -----      ------     -----

        June 30, 2002
        -------------
        Tangible          $ 9,295,261    6.15%   $ 2,269,000   1.50%   $    N/A       N/A %
        Core                9,295,261    6.15      4,537,000   3.00      7,562,000    5.00
        Risk-based          9,630,521   11.90      6,474,000   8.00      8,092,000   10.00


        June 30, 2001
        -------------

        Tangible          $ 8,806,579    6.15%   $ 2,146,000   1.50%   $    N/A       N/A %
        Core                8,806,579    6.15      4,292,000   3.00      7,154,000    5.00
        Risk-based          9,037,390   16.04      4,508,000   8.00      5,634,000   10.00


     ------------------------------------------

                                                  Tangible       Core     Risk-based
                                                   Capital      Capital     Capital
                                                   -------      -------     -------
     June 30, 2002
     -------------

     Stockholders' equity                       $  9,505,314   9,505,314   9,505,314
     Unrealized gain on securities
      available for sale, net of taxes              (198,755)   (198,755)   (198,755)
     Retained mortgage servicing rights              (11,298)    (11,298)    (11,298)
     General loss allowances                              --          --     350,260
     Direct equity investments                            --          --     (15,000)
                                                ------------   ---------   ---------

     Regulatory capital computed                $  9,295,261   9,295,261   9,630,521
                                                ============   =========   =========


     A reconciliation of the Association's equity capital at June 30, 2002 is as follows:

     Stockholders' equity                                         $ 10,396,555
     Less Company stockholders' equity not available
      for regulatory capital                                          (891,241)
                                                                  ------------
     Stockholders' equity of the Association                      $  9,505,314
                                                                  ============


                                                       Tangible     Core     Risk-based
                                                       Capital     Capital     Capital
                                                       -------     -------     -------
         June 30, 2001
         -------------

         Stockholders' equity                       $  8,978,427   8,978,427   8,978,427
         Unrealized gain on securities
          available for sale, net of taxes              (162,985)   (162,985)   (162,985)
         Retained mortgage servicing rights               (8,863)     (8,863)     (8,863)
         General loss allowances                              --          --     245,811
         Direct equity investments                            --          --     (15,000)
                                                    ------------   ---------   ---------
         Regulatory capital computed                $  8,806,579   8,806,579   9,037,390
                                                    ============   =========   =========


     A reconciliation of the Association's equity capital at June 30, 2001 is as follows:

         Stockholders' equity                                     $  9,661,873
         Less Company stockholders' equity not available
          for regulatory capital                                      (683,446)
                                                                  ------------

         Stockholders' equity of the Association                  $  8,978,427
                                                                  ============

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

     Commitments to originate mortgage loans of $3,067,850 at June 30, 2002 represents an amount which the Association plans to fund within the normal commitment period of 60 to 90 days. Of this amount, $2,117,850 are fixed rate commitments with rates ranging from 6.125% to 7.500% and $950,000 are in adjustable rate commitments. Because the credit worthiness of each customer is reviewed prior to extension of the commitment, the Association adequately controls their credit risk on these commitments, as it does for loans recorded on the balance sheet. The Association conducts all of its lending activities in the Chicagoland area. Management believes the Association has a diversified loan portfolio and the concentration of lending activities in these local communities does not result in an acute dependency upon economic conditions of the lending region.

     The Association has approved, but unused, equity lines of credit of approximately $1,720,000 at June 30, 2002. In addition, the Association has approved, but unused, credit card lines of credit amounting to approximately $339,000. The Association has also issued outstanding letters of credit totaling $73,000.

18)  Contingencies
     -------------

     The Association is, from time to time, a party to certain lawsuits arising in the ordinary course of its business, wherein it enforces its security interest. Management believes that the Company and the Association are not engaged in any legal proceedings of a material nature at the present time.

19)  Subsequent Event
     ----------------

     At the July 2002 Board of Directors' meeting, the Company declared a quarterly dividend of $.15 per share, totaling $54,596, payable August 15, 2002 to shareholders of record as of August 5, 2002.

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

     Accrued interest receivable and payable: The carrying value of accrued interest receivable, net of the allowance for uncollected interest, and accrued interest payable approximates fair value due to the relatively short period of time between accrual and expected realization.

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

     The estimated fair value of the Association's financial instruments as of June 30, 2002 and 2001 are as follows:


                                                                  June 30, 2002
                                                          -----------------------------
                                                            Carrying            Fair
                                                             Amount             Value
                                                             ------             -----
      Financial assets:
     Cash and cash equivalents                            $ 32,921,438       32,921,438
     Investment securities, held to maturity                10,026,708       10,182,850
     Investment securities, available for sale               6,279,537        6,279,537
     Mortgage-backed securities, held to maturity           10,359,768       10,553,233
     Loans receivable, gross                                86,383,216       88,327,000
        Accrued interest receivable                            649,856          649,856

      Financial liabilities:
        Deposits                                           138,443,669      138,744,000
        Accrued interest payable                                25,287           25,287



                                                                  June 30, 2001
                                                          -----------------------------
                                                           Carrying            Fair
                                                            Amount             Value
                                                            ------             -----
      Financial assets:
     Cash and cash equivalents                            $ 20,718,671       20,718,671
     Investment securities, held to maturity                20,111,916       20,422,438
     Investment securities, available for sale              11,225,912       11,225,912
     Mortgage-backed securities, held to maturity           17,310,326       17,595,308
     Loans receivable, gross                                69,533,378       69,386,000
        Accrued interest receivable                            905,134          905,134

      Financial liabilities:
        Deposits                                           131,503,665      131,870,000
        Accrued interest payable                                36,310           36,310

21)  Condensed Parent Company Only Financial Statements
     --------------------------------------------------

     The following condensed statements of financial condition, as of June 30, 2002 and 2001 and condensed statements of income and cash flows for the years ended June 30 2002, 2001 and 2000 for Midland Capital Holdings Corporation should be read in conjunction with the consolidated financial statements and the notes thereto.




                        Statements of Financial Condition

                                                         June 30,
                                              ----------------------------
                                                  2002             2001
                                                  ----             ----
     Assets
     ------

     Cash and cash equivalents                $   889,315         668,667
     Equity investment in the Association       9,292,099       8,800,982
     Prepaid expenses and other assets              6,666          17,768
                                              -----------      ----------
                                               10,188,080       9,487,417
                                              ===========      ==========




     Liabilities and Stockholders' Equity
     ------------------------------------

     Liabilities:
     ------------
     Accrued taxes and other liabilities            4,740           2,989
                                              -----------      ----------

     Stockholders' Equity:
     ---------------------
     Common stock                                   3,640           3,640
     Additional paid-in capital                 3,262,395       3,262,395
     Retained earnings                          6,917,305       6,218,393
                                              -----------      ----------

       Total stockholders' equity              10,183,340       9,484,428
                                              -----------      ----------

                                              $10,188,080       9,487,417
                                              ===========       =========



                              Statements of Income


                                                             Years Ended June 30,
                                                    -------------------------------------
                                                       2002          2001          2000
                                                       ----          ----          ----
         Interest income                            $  16,986       17,094         5,640
         Non-interest expense                          69,678       64,352        63,042
                                                    ---------      -------       -------

         Net loss before income tax benefit
          and equity in earnings of subsidiaries      (52,692)     (47,258)      (57,402)
         Benefit from income taxes                     17,915       16,068        19,517
                                                    ---------      -------       -------

         Net loss before equity in earnings
          of subsidiaries                             (34,777)     (31,190)      (37,885)
         Equity in earnings of subsidiaries           901,117      410,444       409,819
                                                    ---------      -------       -------

          Net income                                $ 866,340      379,254       371,934
                                                    =========      =======       =======

     --------------------------------------------------------------

                            Statements of Cash Flows


                                                             Years Ended June 30,
                                                  ----------------------------------------
                                                     2002           2001            2000
                                                     ----           ----            ----
     Cash flows from operating activities:
       Net income                                  $ 866,340        379,254        371,934
       Equity in earnings of the Association        (901,117)      (410,444)      (409,819)
       (Increase) decrease in prepaid expenses
         and other assets                             11,102        (17,768)        23,632
       Increase (decrease) in accrued taxes
         and other liabilities                         1,751        (44,938)        31,627

     Net cash provided by (for)
     operating activities                            (21,924)       (93,896)        17,374
                                                   ---------        -------        -------
     Cash flows from investing activities                 --             --             --
                                                   ---------        -------        -------
     Cash flows from financing activities:
       Dividends received from Association           410,000        560,000        265,000
       Dividends paid on common stock               (167,428)      (109,193)      (109,193)
                                                   ---------        -------        -------

     Net cash provided by financing activities       242,572        450,807        155,807
                                                   ---------        -------        -------
     Net increase in cash and cash equivalents       220,648        356,911        173,181
     Cash and cash equivalents at
       beginning of year                             668,667        311,756        138,575
                                                   ---------        -------        -------
     Cash and cash equivalents at
       end of year                                 $ 889,315        668,667        311,756
                                                   =========        =======        =======


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

Annual Meeting of Shareholders

The Annual Meeting of the Shareholders of Midland Capital Holdings Corporation will be held at 2:00 p.m., October 16, 2002, at the Corporate Office of the Company, 8929 S. Harlem Avenue, Bridgeview, Illinois. All shareholders are cordially invited to attend.

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

         Registrar and Transfer Company
         10 Commerce Drive
         Cranford, New Jersey 07016-3572
         Attn: Corporate Relations

Corporate Counsel/Washington, D.C.
         Jenkens & Gilchrist, P.C.
         1919 Pennsylvania Avenue, N.W. - Suite 600
         Washington, D.C. 20006

Corporate Counsel/Chicago, Illinois
         Kamm & Shapiro, Ltd.
         230 West Monroe Street - Suite 1100
         Chicago, Illinois 60606

Independent Auditors
         Cobitz, VandenBerg & Fennessy
         9944 South Roberts Road - Suite 202
         Palos Hills, Illinois 60465