Form 10KSB, Exhibit 13
MIDLAND CAPITAL HOLDINGS CORP
filed 2003-09-29
CIK 1061234

Exhibit 13

                        ANNUAL REPORT TO SECURITYHOLDERS



--------------------------------------------------------------------------------
                                Corporate Profile
--------------------------------------------------------------------------------
Midland Capital Holdings Corporation (the "Company") is a Delaware corporation that was organized in 1998 by Midland Federal Savings and Loan Association (the "Association" or "Midland Federal") for the purpose of becoming its thrift institution holding company. Both the Company and the Association are headquartered in Bridgeview, Illinois, a southwest suburb of Chicago. The Association was incorporated July 18, 1914 with the goal of providing personal financial services and home mortgage loans to communities located within the southwest side of the city of Chicago. The Company continues to fulfill that role today with two branch banking offices located in the Brighton Park and Marquette Park neighborhoods of the city of Chicago, a branch banking office located in Homer Glen, Illinois, a southwest suburb of Chicago and its home office in Bridgeview, Illinois. Midland Federal also operates a wholly owned subsidiary, Midland Service Corporation. Common stock in Midland Capital Holdings Corporation is traded on the Electronic Bulletin Board of the National Association of Securities Dealers.
--------------------------------------------------------------------------------


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

To Our Shareholders,

     Midland Capital Holdings Corporation completed its fiscal year ended June 30, 2003 with earnings of $690,000, or $1.88 per diluted common share. The Company achieved strong growth in its retail franchise during fiscal 2003. The Company's assets totaled $160 million at June 30, 2003, a year-end record. The increase in total assets was driven by another year of growth in the Company's lending operations to $93.3 million in total loans at fiscal year end, also a record level. Total deposits increased to a record year-end level of $147.5 million and total stockholders' equity rose to a record $11.1 million, resulting in a book value per common share of $29.67 at June 30, 2003.

     Asset quality continued to be strong in fiscal 2003 with non-performing loans totaling .52% of total loans at June 30, 2003 and the Company's allowance for loan losses amounting to 84.8% of total non-performing loans at fiscal year end. Also at June 30, 2003, the Company's ratio of stockholders' equity to total assets equaled 6.91% and its banking subsidiary, Midland Federal, continued to meet all of the regulatory capital requirements as a "well capitalized" institution during fiscal 2003.

     As a result of the Company's positive financial performance the Board of Directors increased the amount of cash dividends paid to $0.60 per common share in fiscal 2003.

     Finally, June 30, 2003 marks the tenth anniversary of Midland Federal Savings' conversion from a federal mutual savings and loan association to a federal stock savings and loan association and its initial public offering of common stock, priced at $10.00 per share. I wish to thank all of those original investors who are still shareholders in Midland Capital Holdings Corporation today, and all of our other shareholders who have participated in our growth and prosperity. We look forward to continued success in the coming year.

                                                          Sincerely,

                                                          /s/ Paul Zogas
                                                          ----------------------
                                                          Paul Zogas
                                                          Chairman and President

--------------------------------------------------------------------------------
                              FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------


                                              Year Ended June 30,
                                    2003     2002     2001     2000     1999
                                 ____________________________________________

                                            (Dollars in Thousands)

Total assets.................... $159,976  150,589 $142,496  137,225  117,373
Loans receivable, net...........   93,300   86,087   68,486   53,030   49,349
Mortgage-backed securities......    6,272   10,360   17,310   21,854   15,882
Cash and cash equivalents.......   49,421   32,921   20,719   32,666   35,020
Investment securities ..........    6,389   16,306   31,338   25,033   25,092
Deposits........................  147,490  138,444  131,504  126,870  120,225
Stockholders' equity............   11,056   10,397    9,662    9,257    8,996

For the Period:
  Net interest income........... $  4,554    4,448    3,661    3,510    3,154
  Net income ...................      690      866      379      372      365

Per Common Share:
  Book value per share
    outstanding................. $  29.67    28.56    26.55    25.43    24.71

  Earnings per share outstanding
    basic....................... $   1.88     2.38     1.04     1.02     1.00
    diluted..................... $   1.88     2.36     1.03     1.01      .99

Financial Ratios:
  Stockholders' equity to
    total assets................     6.91%    6.90     6.78     6.75     6.91
  Non-performing assets to
    total assets................      .30%     .11      .16      .21      .38
  Net charge-offs to total loans      .00%     .03      .04       --      .06
  Net interest margin...........     3.05%    3.19     2.73     2.65     2.73
  Operating expenses to
    average assets..............     2.96%    2.90     2.85     2.75     3.01
  Return on average assets......      .44%     .59      .27      .27      .30
  Return on average
    Stockholders' equity........     6.41%    8.69     4.01     4.12     4.08

--------------------------------------------------------------------------------
                   SELECTED CONSOLIDATED FINANCIAL INFORMATION
--------------------------------------------------------------------------------


SELECTED FINANCIAL CONDITION DATA:
                                                   At June 30,
                                    2003     2002     2001     2000     1999
                                 ____________________________________________

                                                 (In Thousands)

Total assets.................... $159,976  150,589  142,496  137,225  130,193
Loans receivable, net...........   93,300   86,087   68,486   53,030   49,349
Mortgage-backed securities......    6,272   10,360   17,310   21,854   15,882
Cash and cash equivalents.......   49,421   32,921   20,719   32,666   35,020
Investment securities ..........    6,389   16,306   31,338   25,033   25,092
Deposits........................  147,490  138,444  131,504  126,870  120,225
Stockholders' equity............ $ 11,056   10,397    9,662    9,257    8,996


SELECTED OPERATIONS DATA:                     Year Ended June 30,
                                    2003     2002     2001     2000     1999
                                 ____________________________________________

                                                 (In Thousands)

Total interest income........... $  7,278    8,282    8,975    8,473    7,333
Total interest expense..........    2,724    3,834    5,314    4,963    4,179
                                 --------  -------  -------  -------  -------
Net interest income.............    4,554    4,448    3,661    3,510    3,154

Provision for loan losses.......       60       15       --       --       --
                                 --------  -------  -------  -------  -------
  Net interest income after
    provision for loan losses...    4,494    4,433    3,661    3,510    3,154

Non-interest income:
Loan related fees and charges...      542      429      269      198      300
Deposit related fees............      512      514      481      500      529
Commission income...............       70       74       73       64      105
Income from real estate owned...       --       --        1        7       89
Profit on sale of loans.........       27       44        7       36       45
Other income....................       57       67       87       75       87
                                 --------  -------  -------  -------  -------
Total non-interest income.......    1,208    1,128      918      880    1,155
                                 --------  -------  -------  -------  -------


Non-interest expense:
Staffing costs..................    2,627    2,381    2,163    1,956    2,008
Occupancy and equipment expense.      773      745      713      721      576
Deposit insurance premiums......       24       24       26       47       64
Advertising expense.............       58       57       82      119       93
Data processing fees............      207      209      195      176      200
Legal, audit and examination....      141      125      139      140      145
Other expense...................      820      707      686      680      671
                                 --------  -------  -------  -------  -------
  Total non-interest expense....    4,650    4,248    4,004    3,839    3,757
                                 --------  -------  -------  -------  -------

Income before income taxes......    1,052    1,313      575      551      552
Provision for income taxes......      362      447      196      179      187
                                 --------  -------  -------  -------  -------

Net income ..................... $    690      866      379      372      365
                                 ========  =======  =======  =======  =======

--------------------------------------------------------------------------------
                   SELECTED CONSOLIDATED FINANCIAL INFORMATION
--------------------------------------------------------------------------------


SELECTED FINANCIAL RATIOS:
                                        At or For the Year Ended June 30,
                                    2003     2002     2001     2000     1999
                                 ____________________________________________

Performance Ratios:
Return on average assets........     .44%     .59      .27      .27      .30
Return on average stockholders'
  equity........................    6.41%    8.69     4.01     4.12     4.08

Interest rate spread during
  period........................    2.85%    2.89     2.30     2.28     2.34
Net interest margin (1).........    3.05%    3.19     2.73     2.65     2.73
Ratio of operating expenses to
  average total assets..........    2.96%    2.90     2.85     2.75     3.01
Ratio of average interest-
  earning assets to average
  interest-bearing liabilities..  111.07%  110.76   110.86   109.87   110.64

Asset Quality Ratios:
Non-performing assets to
  total assets..................     .30%     .11      .16      .21      .38
Allowance for loan losses to
  non-performing loans..........   84.80%  213.29   104.63    78.91    88.96
Allowance for loan losses to
  total loans...................     .44%     .41      .52      .69      .74

Capital Ratios:
Stockholders' equity to
  total assets..................    6.91%    6.90     6.78     6.75     6.91
Average stockholders' equity to
  average assets................    6.85%    6.80     6.73     6.47     7.33


(1)  Net interest income divided by average interest-earning assets.

                           MANAGEMENT'S DISCUSSION AND
                       ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS


Forward-Looking Statements

When used in this filing and in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "would be", "will allow", "intends to", "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including but not limited to changes in economic conditions and real estate values in the Company's market area, changes in policies by regulatory agencies, fluctuations in the amounts of and relationship between long and short term interest rates, demand for loans in the Company's market area and competition, all or some of which could cause actual results to differ materially from historical earnings and those presently anticipated or projected.

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


                                     GENERAL

Midland Capital Holdings Corporation (the "Company") is a Delaware corporation that was organized for the purpose of becoming the thrift holding company for Midland Federal Savings and Loan Association (the "Association" or "Midland Federal"). The Association converted from a federal mutual savings and loan association to a federal stock savings and loan association on June 30, 1993 (the "Conversion"). In the Conversion, 345,000 shares of common stock, par value of $.01 per share, of the Association were sold in an initial public offering for an aggregate consideration of $3.45 million. On July 23, 1998, as a result of a reorganization, the Association became a wholly owned subsidiary of the Company, and each outstanding share of common stock of the Association became, by operation of law, one share of common stock of the Company. At June 30, 2003 there were 372,600 shares of the Company's common stock outstanding.

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

The Company's operating philosophy is to provide, in a safe and profitable manner, financial services to families and local businesses in the communities served by its four offices. The Company's immediate market area consists of Southwest Chicago and the Southwest suburban communities of Bridgeview, Oak Lawn, Palos Hills, Hickory Hills, Burbank, Chicago Ridge, Homer Glen, Lockport, Orland Park and Lemont. Consistent with its operating philosophy, the Company focuses upon attracting deposits from the general public and using such deposits to originate residential mortgage, and to a lesser extent, consumer, multi-family and other loans in its primary market area. The Company also invests in mortgage-backed securities, investment securities consisting primarily of U.S. government and agency obligations and liquid assets in an effort to supplement loan production and manage interest rate risk.


                        MANAGEMENT OF INTEREST RATE RISK

An evaluation of the interest rate risk position of a financial institution may involve an examination of the sensitivity of the institution's balance sheet to changes in interest rates and the capacity of the institution to absorb losses resulting from movements in interest rates. The sensitivity of an institution's balance sheet depends upon the composition of the institution's assets and liabilities. The Company manages interest rate risk by analyzing the extent to which its assets and liabilities are interest rate sensitive and then developing strategies to reduce the vulnerability of its operations to changes in interest rates.

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

Certain shortcomings are inherent in the methodology described in the above interest rate risk measurements. Measuring changes in NPV requires certain assumptions that may oversimplify the manner in which actual yields and costs respond to changes in market interest rates. For example, the model assumes that the actual composition of the Association's interest sensitive assets and liabilities remain constant over the period being measured. In addition, the model assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or re-pricing of specific assets and liabilities. Also, the model does not take into account the impact of changing interest rates on the credit quality of the underlying assets. Finally, the model does not attempt to measure the impact of a change in interest rates on a company's results of operations or net interest income. Accordingly, although the NPV measurement provides an indication of the Association's interest rate risk exposure at a particular point in time, such measurement is not intended to, and does not provide, a precise forecast of the effect of the changes in market interest rates on the Association's financial position and actual results will likely differ from the NPV presented below. The results of the OTS's NPV model are monitored by management and presented to the Board of Directors quarterly.

The interest rate risk policy of the Association includes Board approved limits on interest rate risk that are defined in terms of net portfolio value. These limits specify the minimum NPV Ratio that the Board is willing to allow under current interest rates and for a range of six hypothetical interest rate scenarios of plus and minus 100, 200 and 300 basis points from the actual term structure of interest rates observed at quarter end. The Association uses a variety of tools to limit interest rate risk. First, the Association maintains a relatively high level of liquidity and has focused its investment activities on cash equivalents and short and intermediate term securities. Second, the Association has focused a portion of its residential lending and investments on adjustable-rate mortgages ("ARMs") and mortgage-backed securities which generally both re-price within one year, although the Association continues to originate long term fixed-rate mortgages in recognition of market demand in the current interest rate environment and the potential for increased margin. Third, the Association seeks to maintain a large percentage of its deposit liabilities in passbook and transaction accounts, which are considered to be relatively resistant to changes in interest rates.

The interest rate sensitivity of the Association's net portfolio value is shown in the following table, which shows the NPV and projected change in the NPV of the Association at June 30, 2003 assuming an instantaneous and sustained 300 basis point change in market interest rates, measured in 100 basis point increments. As of June 30, 2003, due to the current level of interest rates, the OTS did not provide NPV estimates for decreases in interest rates greater than 100 basis points.

                           NET PORTFOLIO VALUE      NPV AS % OF ASSETS
                           -------------------      ------------------

Change in Rates   $ Amount  $ Change  % Change      NPV Ratio  Change
---------------   --------  --------  --------      ---------  ------

(Basis Points)  (Thousands)
   +300 bp         10,741    -5,657      -35           6.62   -316 bp
   +200 bp         13,027    -3,371      -21           7.92   -186 bp
   +100 bp         15,228    -1,170      - 7           9.14   - 64 bp
      0 bp         16,398         -        -           9.78
   -100 bp         15,734      -664      - 4           9.42   - 36 bp


                      FINANCIAL CONDITION AT JUNE 30, 2003

At June 30, 2003 total assets of the Company increased by $9.4 million to $160.0 million from $150.6 million at June 30, 2002. This increase was the result of increases in loans receivable and cash equivalents that were funded by reductions in investment securities and mortgage-backed securities as well as a $9.1 million increase in deposits to $147.5 million at June 30, 2003.

Loans receivable, including loans held for sale, increased $7.2 million to $93.3 million at June 30, 2003. The Company originated $55.8 million of loans during the year ended June 30, 2003 compared to loan originations of

$41.8 million during the prior fiscal year. The higher loan origination volume in fiscal 2003 was due in part to an increase in mortgage refinancing activity as a result of the decline in interest rates that began in January 2001. Offsetting loan originations in the current fiscal year were loan repayments of $46.7 million as well as loan sales of $1.9 million. There were no new purchases of mortgage-backed securities during fiscal 2003 and the balance of mortgage-backed securities decreased by $4.1 million to $6.3 million at June 30, 2003 due to repayments and amortization.

Investment securities available for sale remained stable at $6.4 million at June 30, 2003. Gross unrealized gains in the available for sale portfolio were $409,000 at June 30, 2003 compared to gross unrealized gains of $301,000 at June 30, 2002, reflecting the positive impact of lower interest rates. The balance of investment securities classified as held to maturity was reduced to zero during fiscal 2003 due to the maturity of the entire portfolio. The weighted average remaining term to maturity of the Company's investment securities portfolio at June 30, 2003 was 2.5 years compared to 1.6 years at June 30, 2002.

The Company increased the balance of cash and cash equivalents by $16.5 million to $49.4 million at June 30, 2003 from $32.9 million at June 30, 2002 in anticipation of an increase in economic activity and upward pressure on interest rates in fiscal 2004. The increase in cash equivalents was funded by the reduction in mortgage-backed securities and the maturity of the investment securities held to maturity portfolio, discussed above.

Non-performing assets consisted of $482,000 in non-accruing loans at June 30, 2003 compared to $164,000 at June 30, 2002. The allowance for loan losses increased by $60,000 at June 30, 2003, as a result of $60,000 in loan loss provisions during fiscal 2003. Non-accruing loans at June 30, 2003 consisted of $472,000 in seven single-family residential mortgage loans and $10,000 in non-mortgage loans. At June 30, 2003 the Company's ratio of allowance for loan losses to non-performing loans was 84.80% compared to 213.29% at June 30, 2002. Management believes that the current allowance for loan losses is adequate to cover probable accrued losses in the portfolio.

Deposits for the year ended June 30, 2003 increased $9.1 million to $147.5 million as a result of interest credited to deposits in the amount of $2.6 million as well as actual deposit inflows, net of withdrawals, in the amount of $6.5 million. The net increase in deposits is primarily attributed to competitive pricing of deposit liabilities including non-certificate of deposit accounts which may be less sensitive to interest rate risk. The increase in deposits is the result of an $4.8 million increase in passbook deposit accounts, a $3.1 million increase in certificate of deposit accounts and a $1.7 million increase in demand deposit accounts, offset by a $355,000 decrease in NOW accounts and a $145,000 decrease in money market accounts.

Stockholders' equity increased $659,000, or 6.3%, to $11.1 million at June 30, 2003 from $10.4 million at June 30, 2002. The increase in stockholders' equity was due to net income of $690,000, proceeds from the exercise of stock options in the amount of $97,000, option related tax benefits of $22,000 and an increase in other comprehensive income of $71,000 offset by the payment of cash dividends in the amount of $221,000.

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




                                               Year Ended June 30,
                     ________________________________________________________________________

                              2003                     2002                     2001
                     ______________________   ______________________   ______________________

                     Average Interest Yield   Average Interest Yield   Average Interest Yield
                     Balance  Earned/  and    Balance  Earned/  and    Balance  Earned/  and
                               Paid   Rates             Paid   Rates             Paid   Rates
                     ________ _______ _____   ________ _______ _____   ________ _______ _____

Interest-Earning                              (Dollars in Thousands)
  Assets:
Loans receivable (1) $ 90,852  5,738  6.32%   $ 78,998  5,446  6.89%   $ 58,371  4,305  7.39%
Mortgage-backed
  securities........    7,947    448  5.61      13,656    875  6.40      19,088  1,299  6.81
Investment and other
  securities........   11,384    518  4.46      26,639  1,476  5.54      28,686  1,698  5.92
Interest-bearing
  deposits..........   38,071    523  1.41      19,449    441  2.27      27,059  1,619  5.98
FHLB stock..........      931     51  5.50         817     44  5.43         750     54  7.27
    Total interest-   -------  -----          -------- ------          -------- ------
      earning assets  149,185  7,278  4.89     139,559  8,282  5.93     133,954  8,975  6.70
Non-interest earning           -----                   ------                   ------
  assets............    8,067                    7,800                    7,042
                     --------                 --------                 --------
    Total assets     $157,252                 $147,359                 $140,996
                     ========                 ========                 ========

Interest-Bearing
  Liabilities:
Certificates of
  deposit........... $ 59,052  1,540  2.61%   $ 57,235  2,189  3.82%   $ 61,012  3,413  5.59%
Passbook accounts...   53,651    849  1.58      48,179  1,152  2.39      41,960  1,267  3.02
Money market and
  NOW accounts......   21,609    335  1.55      20,592    493  2.40      17,860    634  3.55
    Total interest-  --------  -----          -------- ------          -------- ------
      bearing
      liabilities...  134,312  2,724  2.03     126,006  3,834  3.04     120,832  5,314  4.40
Non-interest bearing          ------                   ------                   ------
  deposits             10,554                    9,763                    9,485
Other liabilities       1,615                    1,565                    1,182
                     --------                 --------                 --------
  Total liabilities   146,481                  137,334                  131,499
Stockholders' equity   10,771                   10,025                    9,497
                     --------                 --------                 --------

    Liabilities and
      stockholders'
      equity         $157,252                 $147,359                 $140,996
                     ========                 ========                 ========

Net earning assets.. $ 14,873                 $ 13,553                 $ 13,122
                     ========                 ========                 ========

Net-interest income           $4,554                   $4,448                   $3,661
                              ======                   ======                   ======

Net-interest rate spread              2.85%                    2.89%                    2.30%
                                      =====                    =====                    =====
Net-interest margin                   3.05%                    3.19%                    2.73%
                                      =====                    =====                    =====

Average interest-earning
  assets to average
  interest-bearing liabilities      111.07%                  110.76%                  110.86%
                                    =======                  =======                  =======

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


                                              Year Ended June 30,

                      _____________________________________________________________________

                              2003   vs.   2002                      2002   vs.   2001
                      _________________________________      ______________________________


                         Increase (decrease) due to             Increase (decrease) due to

                      _________________________________      ______________________________

                                      Rate/                                 Rate/

                     Volume    Rate   Volume     Net     Volume     Rate    Volume     Net
                     ------    ----   ------     ---     ------     ----    ------     ---

                                            (Dollars in Thousands)
Interest-Earning
  Assets:
Loans Receivable.... $ 817  $ (457)   $(68)  $   292     $1,522   $  (281)   $(100)  $1,141
Mortgage-backed
  securities........  (366)    (105)    44      (427)      (369)      (77)      22     (424)
Investment and other
  securities........  (845)    (264)   151      (958)      (121)     (109)       8     (222)
Interest-bearing
  deposits..........   422     (174)  (166)       82       (455)   (1,005)     282   (1,178)

FHLB stock..........     6        1     --         7          5       (14)      (1)     (10)
Total interest-      -----  -------   ----   -------     ------   -------    -----  -------
      earning assets $  34  $  (999)  $(39)  $(1,004)    $  582   $(1,486)   $ 211  $  (693)
                     -----  -------   ----   -------     ------   -------    -----  -------
Interest-Bearing
  Liabilities:
Certificates of
  deposit........... $  69  $  (696)  $(22)  $  (649)    $ (211)  $(1,080)   $  67  $(1,224)

Passbook accounts...   131     (390)   (44)     (303)       188      (264)     (39)    (115)

Money market and
  NOW accounts......    24     (174)    (8)     (158)        97      (206)     (32)    (141)
Total interest-      -----  -------   ----   -------     ------   -------    -----  -------
      bearing liab-
      ilities....... $ 224  $(1,260)  $(74)  $(1,110)    $   74   $(1,550)   $  (4) $(1,480)
                     -----  -------   ----   -------     ------   -------    -----  -------
Net change in net
  interest income...                         $   106                                $   787
                                             =======                                =======

                         COMPARISON OF OPERATING RESULTS
                           FOR THE FISCAL YEARS ENDED
                         JUNE 30, 2003 AND JUNE 30, 2002

The Company had net income of $690,000 in fiscal 2003 compared to net income of $866,000 for fiscal 2002. The decrease in net income is attributable to a $402,000 increase in non-interest expense and a $45,000 increase in provision for loan losses offset by a $106,000 increase in net interest income, an $80,000 increase in non-interest income and an $85,000 decrease in income taxes.

Net interest income increased $106,000 to $4.5 million in fiscal 2003 from $4.4 million in fiscal 2002. The average balance of net earning assets increased $1.3 million to $14.9 million in fiscal 2003 from $13.6 million in the prior fiscal year. The increase in the average balance of net earning assets was offset by a decrease in interest rate spread to 2.85% for fiscal 2003 compared to 2.89% for the prior fiscal year. Net interest margin also decreased in fiscal 2003 to 3.05% from 3.19% in fiscal 2002.

INTEREST INCOME
Interest income decreased $1.0 million in fiscal 2003 to $7.3 million. This decrease in interest income resulted from a decrease in the average yield earned on interest earning assets to 4.89% in fiscal 2003 from 5.93% in fiscal 2002. The decrease in the average yield earned on interest earning assets was offset by a $9.6 million increase in the average balance of interest earning assets to $149.2 million in fiscal 2003 from $139.6 million in fiscal 2002.

Interest on loans receivable increased $293,000, or 5.4%, in fiscal 2003 to $5.7 million compared with fiscal 2002. The increase in interest income was attributed to an $11.9 million increase in the average outstanding balance of net loans receivable to $90.9 million in fiscal 2003 from $79.0 million in fiscal 2002. The increase in the average outstanding balance of loans receivable was offset by a decrease in the average yield earned on loans receivable to 6.32% in fiscal 2003 from 6.89% in fiscal 2002 due to prepayments and lower yielding originations in a low interest rate environment.

Interest on mortgage-backed securities decreased $427,000, or 48.8%, to $448,000 in fiscal 2003 compared with fiscal 2002. The decrease in interest income was attributed to a $5.7 million decrease in the average outstanding balance of mortgage-backed securities to $8.0 million in fiscal 2003 from $13.7 million in fiscal 2002 as well as a decrease in the average yield earned on mortgage-backed securities to 5.61% in fiscal 2003 from 6.40% in fiscal 2002.

Interest earned on investment securities decreased $958,000, or 64.9%, to $518,000 in fiscal 2003. The decrease in interest income resulted from a $15.2 million decrease in the average outstanding balance of investment securities to $11.4 million in fiscal 2003 from $26.6 in fiscal 2002 as well as a decrease in the average yield earned on investment securities to 4.46% in fiscal 2003 compared to 5.54% in fiscal 2002.

Interest earned on interest bearing deposits increased $82,000, or 18.5%, to $523,000 in fiscal 2003 compared with fiscal 2002. The increase in interest income is attributed to an $18.7 million increase in the average outstanding balance of interest bearing deposits to $38.1 million in fiscal 2003 from

$19.4 million in fiscal 2002. The increase in the average outstanding balance of interest bearing deposits was offset by a decrease in the average yield earned on interest bearing deposits to 1.41% in fiscal 2003 from 2.27% in fiscal 2002. The Company increased its average balance of interest bearing deposits during fiscal 2003 in anticipation of an increase in economic activity and upward pressure on interest rates in fiscal 2004. The increase in interest bearing deposits in fiscal 2003 was partly funded by the $15.2 million decrease in the average outstanding balance of investment securities, discussed above.

INTEREST EXPENSE
Interest expense decreased $1.1 million, or 28.9%, to $2.7 million in fiscal 2003 from $3.8 million in fiscal 2002. The decrease in interest expense in fiscal 2003 was the result of a decrease in the average yield paid on interest costing deposits to 2.03% in fiscal 2003 compared to 3.04% in fiscal 2002. The decrease in the average yield paid on interest costing deposits was offset by an $8.3 million increase in the average outstanding balance of interest costing deposits to $134.3 million in fiscal 2003 from $126.0 million in fiscal 2002. The decrease in the average yield paid on interest costing deposits is primarily attributed to the general decline in interest rates that occurred between the two periods.

PROVISIONS FOR LOSSES ON LOANS
The Company maintains an allowance for loan losses based upon management's periodic evaluation of probable accrued losses in the portfolio based on known and inherent risks in the loan portfolio, the Company's past loan loss experience, adverse situations that may affect borrowers' ability to repay loans, estimated value of the underlying collateral and current and expected market conditions. After considering non-performing loans, the high concentration of one-to-four family mortgage loans in the loan portfolio, the level and nature of its charge offs and recoveries and the strong housing market, the Company made $60,000 in loan loss provisions during fiscal 2003. The allowance for loan losses totaled $410,000, or .44% of total loans, at June 30, 2003, compared to $350,000, or .41% of total loans, at June 30, 2002. Non-accruing loans totaled $482,000 at June 30, 2003 compared to $164,000 at June 30, 2002. The Company's ratio of allowance for loan losses to non-performing loans was 84.8% at June 30, 2003 compared to 213.29% at June 30, 2002. The $410,000 allowance for loan losses at June 30, 2003 was determined by the Company to be consistent with its policy for the establishment and maintenance of adequate levels of loan loss reserves.

At June 30, 2003, the Company was aware of no regulatory directives or suggestions that the Company make additional provisions for losses on loans. Although the Company believes its allowance for loan losses is at a level that it considers to be adequate to provide for probable accrued losses, there can be no assurance that such losses will not exceed the estimated amounts.

NON-INTEREST INCOME
Non-interest income increased $80,000 to $1.2 million in fiscal 2003 from $1.1 million in fiscal 2002. The increase in non-interest income in fiscal 2003 is primarily attributed to a $113,000 increase in loan fees and service charges, offset by a $17,000 decrease in profit on the sale of loans. The increase in loan fees and service charges in the fiscal 2003 is attributed to an increase in loan origination activity compared to the prior fiscal year.

NON-INTEREST EXPENSE
Non-interest expense increased $402,000 to $4.6 million in fiscal 2003 from $4.2 million in the prior fiscal year. The primary factors for the increase in non-interest expense in fiscal 2003 were a $246,000 increase in staffing costs, a $28,000 increase in office occupancy and equipment expense, a $27,000 increase in computer software and support expense and a $16,000 increase in professional fees. The increase in staffing costs in fiscal 2003 is primarily attributed to a $76,000 increase in loan origination commissions, due to an increase in lending volume and a $94,000 increase in employee benefit costs which was primarily due to higher pension costs as a result of an unfavorable investment market and higher medical benefits compared with the prior fiscal year. The increase in computer software and support expense is primarily attributed to the conversion to a new computer network operating system during fiscal 2003.

INCOME TAXES
Provisions for income taxes decreased by $85,000 to $362,000 in fiscal 2003 from $447,000 in fiscal 2002 primarily due to the decrease in operating income in the current fiscal year as compared to the prior year.


                         COMPARISON OF OPERATING RESULTS
                           FOR THE FISCAL YEARS ENDED
                         JUNE 30, 2002 AND JUNE 30, 2001

The Company had net income of $866,000 in fiscal 2002 compared to net income of $379,000 for fiscal 2001. The increase in net income is attributable to a $787,000 increase in net interest income and a $210,000 increase in non-interest income offset by a $244,000 increase in non-interest expense, a $15,000 increase in provision for loan losses and a $251,000 increase in income taxes.

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

The Company maintains investments in liquid assets based upon management's assessment of (i) the Company's need for funds, (ii) expected deposit flows,
(iii) the yields available on short-term liquid assets and (iv) the objectives of the Company's asset/liability management program. At June 30, 2003 the Association had commitments to originate $6.7 million in single family mortgage loans and commitments to sell $367,000 in loans. The Company considers its liquidity and capital reserves sufficient to meet its outstanding short and long-term needs. The Company expects to be able to fund or refinance, on a timely basis, its material commitments and long-term liabilities. The Company's liquidity, represented by cash and cash equivalents, is a combination of its operating, investing and financing activities. These activities are summarized in the following table for the years ended June 30, 2003 and 2002.


                                                      For the Year
                                                     Ended June 30,
                                                ______________________
                                                  2003          2002
                                                ________      ________
                                                (Dollars in Thousands)

Net income.............................         $   690        $   866
Adjustments to reconcile net income
  to net cash provided by
  operating activities.................             546            393
Net cash provided by                            -------        -------
  operating activities.................           1,236          1,259
Net cash provided by
  investing activities.................           6,328          4,054
Net cash provided by
  financing activities.................           8,936          6,889
Net change in cash and                          -------        -------
  cash equivalents.....................          16,500         12,202
Cash and cash equivalents at
  beginning of period..................          32,921         20,719
Cash and cash equivalents at                    -------        -------
  end of period........................         $49,421        $32,921
                                                =======        =======

At June 30, 2003 Midland Federal had tangible and core capital of $9.4 million, or 5.88% of adjusted total assets, which was approximately $7.0 million and $4.6 million above the minimum requirements for capital adequacy purposes in effect on that date of 1.5% and 3.0%, respectively, of adjusted total assets.

At June 30, 2003 Midland Federal had total capital of $9.8 million and risk-weighted assets of $81.9 million, or total capital of 12.0% of risk-weighted assets. This amount was approximately $3.3 million above the 8.0% requirement for capital adequacy purposes in effect on that date.


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

In September 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3,

"Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". This Statement is effective for exit or disposal activities that are initiated after December 31, 2002. Adoption of this statement did not have a material effect on the Company's consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities", which provides new accounting guidance on when to consolidate a variable interest entity. A variable interest entity exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investors lack one of three characteristics associated with owning a controlling financial interest. Those characteristics include the direct or indirect ability to make decisions about an entity's activities through voting rights or similar rights, the obligation to absorb the expected loss of an entity if they occur, and the right to receive the expected residual return of the entity if they occur. The Company does not expect that the adoption of this Interpretation will have a material impact on its consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". The Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". In general, this Statement should be applied prospectively. The Company does not expect that the application of this Statement will materially impact its consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement is effective for financial statements entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of this Statement is not expected to have a material effect on the Company's consolidated financial statements.


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

                                  COMMON STOCK

As of June 30, 2003, there were approximately 60 holders of record of the Company's common stock and 372,600 shares of issued and outstanding common stock. The Company's common stock is quoted on the Electronic Bulletin Board of the National Association of Securities Dealers, Inc. under the symbol "MCPH".

The following table sets forth, for the periods shown, the high and low prices of the common stock and cash dividends per share declared. The prices reflect inter-dealer quotations without retail mark-up, mark-down or commissions and do not necessarily represent actual transactions.


                                                          Cash dividends
Quarter ended               High              Low            declared
-------------               ----              ---            --------

September 30, 2001         $25.00           $25.00            $0.10

December 31, 2001           20.00            16.00             0.12

March 31, 2002              19.88            18.00             0.12

June 30, 2002               26.75            20.25             0.12

September 30, 2002          27.00            21.55             0.15

December 31, 2002           26.85            22.00             0.15

March 31, 2003              32.00            28.75             0.15

June 30, 2003               31.50            28.50             0.15


Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Midland Capital Holdings Corporation
Bridgeview, Illinois

      We have audited the consolidated statements of financial condition of Midland Capital Holdings Corporation and subsidiaries as of June 30, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ending June 30, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Midland Capital Holdings Corporation and subsidiaries at June 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ending June 30, 2003, in conformity with generally accepted accounting principles.


/s/ Cobitz, VandenBerg & Fennessy
    -----------------------------

July 30, 2003
Palos Hills, Illinois

                      MIDLAND CAPITAL HOLDINGS CORPORATION
                                AND SUBSIDIARIES

                 Consolidated Statements of Financial Condition

                                                                         June 30,
                                                              ----------------------------
                                                                  2003            2002
                                                              ------------     -----------
Assets

Cash and amounts due from depository institutions             $  3,742,724       4,439,811
Interest-bearing deposits                                       45,678,341      28,481,627
                                                              ------------     -----------
    Total cash and cash equivalents                             49,421,065      32,921,438
Investment securities, held to maturity (fair value:
  2002 - $10,182,850) (note 2)                                          --      10,026,708
Investment securities available for sale,
  at fair value (note 3)                                         6,388,900       6,279,537
Mortgage-backed securities, held to maturity (fair value:
  2003 - $6,425,722; 2002 - $10,553,233) (note 4)                6,272,466      10,359,768
Loans receivable (net of allowance
  for loan losses: 2003 - $409,560;
  2002 - $350,260) (note 5)                                     92,932,253      85,346,846
Loans receivable held for sale (note 6)                            367,300         739,806
Stock in Federal Home Loan Bank of Chicago                         996,200         896,600
Accrued interest receivable (note 7)                               448,762         649,856
Office properties and equipment - net (note 8)                   2,607,389       2,816,584
Prepaid expenses and other assets (note 9)                         542,049         551,805
                                                              ------------     -----------

    Total assets                                               159,976,384     150,588,948
                                                              ============     ===========

Liabilities and Stockholders' Equity

Liabilities:
Deposits (note 10)                                             147,489,604     138,443,669
Advance payments by borrowers for taxes
  and insurance                                                    998,779         985,144
Other liabilities (note 11)                                        431,854         763,580
                                                              ------------     -----------
    Total liabilities                                          148,920,237     140,192,393
                                                              ------------     -----------

Stockholders' Equity:
Preferred stock, $.01 par value: authorized
  50,000 shares; none outstanding                                       --              --
Common stock, $.01 par value: authorized
  600,000 shares; issued and outstanding
  372,600 shares at June 30, 2003 and
  363,975 shares at June 30, 2002                                    3,726           3,640
Additional paid-in capital                                       3,395,580       3,276,855
Retained earnings - substantially restricted                     7,387,034       6,917,305
Accumulated other comprehensive income,
  net of income taxes                                              269,807         198,755
                                                              ------------     -----------
    Total stockholders' equity (notes 15 and 16)                11,056,147      10,396,555
                                                              ------------     -----------

Commitments and contingencies (notes 17 and 18)

    Total liabilities and stockholders' equity                $159,976,384     150,588,948
                                                              ============     ===========

See accompanying notes to consolidated financial statements.

                      MIDLAND CAPITAL HOLDINGS CORPORATION
                                AND SUBSIDIARIES

                        Consolidated Statements of Income

                                                         Years Ended June 30,
                                                --------------------------------------
                                                   2003           2002          2001
                                                ----------     ---------     ---------
Interest income:
  Interest on loans                             $5,738,429     5,445,564     4,304,925
  Interest on mortgage-backed securities           447,705       874,514     1,299,368
  Interest on investment securities                517,552     1,475,782     1,697,770
  Interest on interest-bearing deposits            523,067       441,318     1,618,946
  Dividends on FHLB stock                           51,330        44,411        54,446
                                                ----------     ---------     ---------
    Total interest income                        7,278,083     8,281,589     8,975,455
                                                ----------     ---------     ---------

Interest expense:
  Interest on deposits (note 10)                 2,724,478     3,834,055     5,314,492
                                                ----------     ---------     ---------
    Total interest expense                       2,724,478     3,834,055     5,314,492
                                                ----------     ---------     ---------

    Net interest income before
      provision for loan losses                  4,553,605     4,447,534     3,660,963
Provision for loan losses                           60,000        15,000            --
                                                ----------     ---------     ---------
    Net interest income after
      provision for loan losses                  4,493,605     4,432,534     3,660,963
                                                ----------     ---------     ---------

Non-interest income:
  Loan fees and service charges                    541,800       429,092       268,804
  Commission income                                 70,254        73,868        73,242
  Profit on sale of loans (note 6)                  27,128        43,819         7,368
  Profit on sale of real estate owned - net             --            --           911
  Deposit related fees                             512,245       514,388       481,031
  Other income                                      56,938        66,901        87,378
                                                ----------     ---------     ---------
    Total non-interest income                    1,208,365     1,128,068       918,734
                                                ----------     ---------     ---------

Non-interest expense:
  Staffing costs (notes 12 and 13)               2,627,468     2,380,528     2,162,800
  Advertising                                       58,195        56,711        82,213
  Occupancy and equipment expenses (note 8)        772,573       745,486       712,872
  Data processing                                  206,745       209,141       195,330
  Federal deposit insurance premiums                23,753        24,238        25,548
  Legal, audit and examination services            141,113       124,521       139,672
  Other                                            819,667       707,223       685,701
                                                ----------     ---------     ---------
    Total non-interest expense                   4,649,514     4,247,848     4,004,136
                                                ----------     ---------     ---------

  Income before income taxes                     1,052,456     1,312,754       575,561
Provision for income taxes (note 14)               362,273       446,414       196,307
                                                ----------     ---------     ---------

      Net income                                $  690,183       866,340       379,254
                                                ==========     =========     =========

Earnings per share - basic                      $     1.88          2.38          1.04
                                                ==========     =========     =========

Earnings per share - diluted                    $     1.88          2.36          1.03
                                                ==========     =========     =========

See accompanying notes to consolidated financial statements.

                      MIDLAND CAPITAL HOLDINGS CORPORATION
                                AND SUBSIDIARIES

           Consolidated Statements of Changes in Stockholders' Equity

                                                                                      Accumulated       Common
                                                     Additional                          Other           Stock
                                        Common        Paid-In         Retained       Comprehensive      Awarded
                                        Stock         Capital         Earnings           Income          by BIP           Total
                                        ------       ----------      ----------      -------------     ---------       -----------
Balance at June 30, 2000                $3,640       3,274,654        5,948,332           42,704         (12,613)        9,256,717
                                        ------       ---------       ----------        ---------       ---------       -----------

 Comprehensive income:
  Net income                                                            379,254                                            379,254
  Other comprehensive income,
    net of tax:
   Unrealized holding gain
    during the year                                                                      120,281                           120,281
                                                                     ----------        ---------                       -----------

 Total comprehensive income                                             379,254          120,281                           499,535

  Tax benefit related to
   employee stock plan                                   2,201                                                               2,201

  Amortization of award of BIP stock                                                                      12,613            12,613

  Dividends declared on
   common stock ($.30 per share)                                       (109,193)                                          (109,193)
                                        ------       ---------       ----------        ---------       ---------       -----------

Balance at June 30, 2001                 3,640       3,276,855        6,218,393          162,985              --         9,661,873
                                        ------       ---------       ----------        ---------       ---------       -----------

 Comprehensive income:
  Net income                                                            866,340                                            866,340
  Other comprehensive income,
    net of tax:
   Unrealized holding gain
    during the year                                                                       35,770                            35,770
                                                                     ----------        ---------                       -----------

 Total comprehensive income                                             866,340           35,770                           902,110

  Dividends declared on
   common stock ($.46 per share)                                       (167,428)                                          (167,428)
                                        ------       ---------       ----------        ---------       ---------       -----------

Balance at June 30, 2002                 3,640       3,276,855        6,917,305          198,755              --        10,396,555
                                        ------       ---------       ----------        ---------       ---------       -----------

 Comprehensive income:
  Net income                                                            690,183                                            690,183
  Other comprehensive income,
    net of tax:
   Unrealized holding gain
    during the year                                                                       71,052                            71,052
                                                                     ----------        ---------                       -----------

 Total comprehensive income                                             690,183           71,052                           761,235

  Exercise of stock options                 86          96,945                                                              97,031

  Tax benefit related to
    stock options exercised                             21,780                                                              21,780

  Dividends declared on
   common stock ($.60 per share)                                       (220,454)                                          (220,454)
                                        ------       ---------       ----------        ---------       ---------       -----------

Balance at June 30, 2003                $3,726       3,395,580        7,387,034          269,807              --        11,056,147
                                        ======       =========       ==========        =========       =========       ===========

See accompanying notes to consolidated financial statements.

                      MIDLAND CAPITAL HOLDINGS CORPORATION
                                AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                                                                              Years Ended June 30,
                                                               -----------------------------------------------
                                                                   2003              2002             2001
                                                               -------------     ------------     ------------
Cash flows from operating activities:
  Net income                                                   $     690,183          866,340          379,254
  Adjustments to reconcile net income to net cash
   from operating activities:
    Depreciation                                                     316,663          322,450          314,158
    Amortization of premiums and discounts on securities               7,427          (22,618)         (70,946)
    Amortization of cost of stock benefit plan                            --               --           12,613
    Federal Home Loan Bank stock dividend                            (51,100)         (44,200)         (54,200)
    Profit on sale of real estate owned                                   --               --             (911)
    Provision for loan losses                                         60,000           15,000               --
    Proceeds from sale of loans held for sale                      1,902,945        3,160,571          534,044
    Origination of loans held for sale                            (1,530,439)      (3,449,100)        (985,744)
    Profit on sale of loans                                          (27,128)         (43,819)          (7,368)
    Decrease (increase) in accrued interest receivable               201,094          255,278         (254,180)
    (Decrease) increase in accrued interest payable                  (10,666)         (11,023)           1,689
    Decrease in deferred income on loans                             (23,163)        (140,684)         (90,246)
    Decrease in other assets                                             281           62,140           40,796
    (Decrease) increase in other liabilities                        (299,980)         289,074           45,220
                                                               -------------     ------------     ------------
Net cash provided by (for) operating activities                    1,236,117        1,259,409         (135,821)
                                                               -------------     ------------     ------------

Cash flows from investing activities:
    Proceeds from repayments of mortgage-backed securities,
      held to maturity                                             4,104,875        6,977,487        4,581,712
    Purchase of investment securities, held to maturity                   --               --      (10,089,131)
    Proceeds from maturities of investment securities,
      held to maturity                                            10,000,000       10,080,000       10,000,000
    Purchase of investment securities, available for sale                 --       (4,998,531)     (10,000,000)
    Proceeds from maturities and early redemption of
      investment securities, available for sale                           --       10,000,000        4,000,000
    Purchase of Federal Home Loan Bank stock                         (48,500)         (69,700)              --
    Purchase of loans                                                     --               --       (1,007,054)
    Loan disbursements                                           (54,341,935)     (38,379,056)     (26,086,272)
    Loan repayments                                               46,720,391       21,216,903       12,189,692
    Property and equipment expenditures                             (107,468)        (772,709)        (100,422)
                                                               -------------     ------------     ------------
Net cash provided by (for) investing activities                    6,327,363        4,054,394      (16,511,475)
                                                               -------------     ------------     ------------

Cash flows from financing activities:
    Deposit receipts                                             431,628,993      421,210,595      423,622,786
    Deposit withdrawals                                         (425,169,131)    (417,924,197)    (424,011,728)
    Interest credited to deposit accounts                          2,586,073        3,653,606        5,022,131
    Proceeds from exercise of stock options                           97,031               --               --
    Payment of dividends                                            (220,454)        (167,428)        (109,193)
    Increase in advance payments
      by borrowers for taxes and insurance                            13,635          116,388          175,454
                                                               -------------     ------------     ------------
Net cash provided by financing activities                          8,936,147        6,888,964        4,699,450
                                                               -------------     ------------     ------------

Net change in cash and cash equivalents                           16,499,627       12,202,767      (11,947,846)
Cash and cash equivalents at beginning of year                    32,921,438       20,718,671       32,666,517
                                                               -------------     ------------     ------------

Cash and cash equivalents at end of year                       $  49,421,065       32,921,438       20,718,671
                                                               =============     ============     ============

Cash paid during the year for:
    Interest                                                   $   2,735,144        3,845,078        5,312,803
    Income taxes                                                     580,143          161,654          178,054

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

      The Company has adopted the provisions of SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures". These statements apply to all loans that are identified for evaluation except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment. These loans include, but are not limited to, credit card, residential mortgage and consumer installment loans. Of the loans which are to be evaluated for impairment, management has determined that there were no loans at June 30, 2003 and 2002, nor during the years ended June 30, 2003 and 2002, which met the definition of an impaired loan. A loan is considered impaired when it is probable that a creditor will be unable to collect contractual principal and interest due according to the contractual terms of the loan agreement.

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

      Weighted average shares used in calculating earnings per share are summarized below.

                                                       Years Ended June 30,
                                                   ----------------------------
                                                     2003      2002      2001
                                                   --------   -------   -------
      Weighted average number of common shares
        outstanding used in basic EPS calculation 367,283 363,975 363,975 Add common stock equivalents for shares
        issuable under Stock Option Plans                --     3,882     2,542
                                                   --------   -------   -------

      Weighted average number of shares
        outstanding adjusted for common
        stock equivalents                           367,283   367,857   366,517
                                                   ========   =======   =======

      Net income                                   $690,183   866,340   379,254
      Basic earnings per share                     $   1.88      2.38      1.04
      Diluted earnings per share                   $   1.88      2.36      1.03

2)    Investment Securities, Held to Maturity

      Investment securities, held to maturity, are summarized as follows:

                                                               Gross          Gross
                                            Amortized       Unrealized      Unrealized         Fair
                                               Cost            Gains          Losses           Value
                                           -----------      ----------      ----------       ----------
      June 30, 2002

      Federal Home Loan Mortgage
       Corporation notes                   $ 2,527,981         48,594               --        2,576,575
      Federal National Mortgage
       Association notes                     7,498,727        107,548               --        7,606,275
                                           -----------        -------       ----------       ----------

                                           $10,026,708        156,142               --       10,182,850
                                           ===========        =======       ==========       ==========

      Weighted average interest rate              6.14%
                                           ===========

      The contractual maturity of investment securities held to maturity are summarized as follows:

                                                           June 30, 2002
                                                   -----------------------------
                                                    Amortized            Fair
      Term to Maturity                                Cost              Value
                                                   -----------        ----------

      Due in one year or less                      $10,026,708        10,182,850
                                                   ===========        ==========

3)    Investment Securities, Available for Sale

      Investment securities available for sale are recorded at fair value in accordance with SFAS No. 115. This portfolio is summarized as follows:

                                                              Gross         Gross
                                            Amortized      Unrealized     Unrealized         Fair
                                               Cost           Gains         Losses           Value
                                           -----------     ----------     ----------       ----------
      June 30, 2003

      Federal National Mortgage
        Association notes                  $4,999,220         29,680              --       5,028,900
      United States Treasury bond             980,881        379,119              --       1,360,000
                                           ----------        -------       ---------       ---------

                                           $5,980,101        408,799              --       6,388,900
                                           ==========        =======       =========       =========

      Weighted average interest rate             4.23%
                                           ==========

      June 30, 2002

      Federal National Mortgage
        Association notes                  $4,998,470         75,755              --       5,074,225
      United States Treasury bond             979,923        225,389              --       1,205,312
                                           ----------        -------       ---------       ---------

                                           $5,978,393        301,144              --       6,279,537
                                           ==========        =======       =========       =========

      Weighted average interest rate             4.23%
                                           ==========

      The contractual maturity of investment securities available for sale are summarized as follows:

                                              June 30, 2003                    June 30, 2002
                                        --------------------------       -------------------------
                                         Amortized         Fair          Amortized         Fair
      Term to Maturity                     Cost            Value           Cost            Value
                                        ----------       ---------       ---------       ---------
      Due in one year or less           $4,999,220       5,028,900              --              --
      Due after one year through
         two years                              --              --       4,998,470       5,074,225
      Due after ten years through
        fifteen years                      980,881       1,360,000         979,923       1,205,312
                                        ----------       ---------       ---------       ---------

                                        $5,980,101       6,388,900       5,978,393       6,279,537
                                        ==========       =========       =========       =========

      There were no sales of investment securities available for sale during any of the periods presented. The change in net unrealized gains and losses during the current year of $107,655, net of the tax effect of $36,603, resulted in a $71,052 credit to stockholders' equity.

4)    Mortgage-Backed Securities, Held to Maturity

      Mortgage-backed securities, held to maturity, are summarized as follows:

                                                               Gross          Gross
                                            Amortized        Unrealized     Unrealized         Fair
                                               Cost            Gains          Losses           Value
                                           -----------       ----------     ----------       ----------
      June 30, 2003

      Participation certificates:
         FHLMC - Adjustable rate           $ 2,520,373         49,507               --        2,569,880
         FNMA  - Adjustable rate               988,737         20,388               --        1,009,125
         FHLMC - Fixed rate                  2,262,411         42,735               --        2,305,146
         FNMA  - Fixed rate                    434,080         37,617               --          471,697
         GNMA  - Fixed rate                     66,865          3,009               --           69,874
                                           -----------        -------       ----------       ----------

                                           $ 6,272,466        153,256               --        6,425,722
                                           ===========        =======       ==========       ==========

      Weighted average interest rate              5.09%
                                           ===========

      June 30, 2002

      Participation certificates:
         FHLMC - Adjustable rate           $ 3,584,665         57,652               --        3,642,317
         FNMA  - Adjustable rate             1,460,768         11,253               --        1,472,021
         FHLMC - Fixed rate                  4,708,821        106,419               --        4,815,240
         FNMA  - Fixed rate                    504,372         15,151               --          519,523
         GNMA  - Fixed rate                     92,404          2,908               --           95,312
      Investment in collateralized
        mortgage obligations:
         FHLMC                                   8,738             82               --            8,820
                                           -----------        -------       ----------       ----------

                                           $10,359,768        193,465               --       10,553,233
                                           ===========        =======       ==========       ==========

      Weighted average interest rate              5.70%
                                           ===========

5)    Loans Receivable

      Loans receivable are summarized as follows:

                                                          June 30,
                                               -----------------------------
                                                   2003              2002
                                               ------------      -----------
      Mortgage loans:
         One-to-four family                    $ 89,424,113       81,802,668
         Multi-family                             1,993,811        1,222,125
         Non-residential                            686,662          934,697
         Construction                               250,000               --
                                               ------------      -----------

      Total mortgage loans                       92,354,586       83,959,490
                                               ------------      -----------

      Other loans:
         Loans on deposit accounts                  292,747          397,170
         Auto loans                                 336,332          320,556
         Education loans                            658,326          821,986
         Credit card loans                          138,652          116,532
         Other                                       15,215           19,750
                                               ------------      -----------

      Total other loans                           1,441,272        1,675,994
                                               ------------      -----------

      Commercial business loans                      18,933            7,926
                                               ------------      -----------

      Total loans receivable                     93,814,791       85,643,410
                                               ------------      -----------

      Less:
         Loans in process                           617,066           67,229
         Net deferred yield adjustments            (406,725)        (379,501)
         Allowance for uncollected interest         262,637          258,576
         Allowance for loan losses                  409,560          350,260
                                               ------------      -----------

      Loans receivable, net                    $ 92,932,253       85,346,846
                                               ============      ===========

      Weighted average interest rate                   6.22%            6.91%
                                               ============      ===========

      Activity in the allowance for loan losses is summarized as follows:

                                                   Years Ended June 30,
                                           -----------------------------------
                                              2003         2002         2001
                                           ---------     --------     --------

      Balance, beginning of year           $ 350,260      359,445      368,885
      Provision for loan losses               60,000       15,000           --
      Recoveries previously charged-off           --       14,361       14,047
      Charge-offs                               (700)     (38,546)     (23,487)
                                           ---------     --------     --------

      Balance, end of year                 $ 409,560      350,260      359,445
                                           =========     ========     ========

      Delinquent loans (loans having payments past due ninety days or more) at June 30, 2003 amounted to $482,758 or .5% of total loans in force. Comparable figures for 2002 were $164,221 or .2% of total loans.

      Loans to directors and executive officers aggregated $619,675 at June 30, 2003 and $643,167 at June 30, 2002. Such loans are made on substantially the same terms as those for other loan customers.

6)    Loans Receivable Held for Sale

      The Company sells loans in the secondary market under various programs. During the years ended June 30, 2003, 2002 and 2001, the Company sold first mortgage loans totaling $1,902,945, $3,160,571 and $534,044 in the secondary market. The Company retained the servicing on these loans. Proceeds from the sale of these loans during the years ended June 30, 2003, 2002 and 2001 were $1,902,945, $3,160,571 and $534,044 with no gain or loss realized on those sales. In addition, the Company recorded a gain of $27,128, $43,819 and $7,368 for the years ended June 30, 2003, 2002 and
      2001 on loan sales from the establishment of a mortgage servicing right asset. During the years ended June 30, 2003, 2002 and 2001, the Company amortized $42,322, $19,468 and $14,879 of mortgage servicing rights against current servicing fee income.

      As of June 30, 2003, $367,300 of newly originated fixed rate thirty year original term loans qualifying for sale into the secondary market were classified in this portfolio. Loans held for sale are valued at the lower of cost or fair value in accordance with generally accepted accounting principles. There were no recognized, but unrealized, losses at June 30, 2003 and 2002.

      At June 30, 2003, 2002 and 2001, loans serviced for others amounted to $9,398,448, $11,277,638 and $8,840,358 respectively.

7)    Accrued Interest Receivable

      Accrued interest receivable is summarized as follows:

                                                           June 30,
                                                   -----------------------
                                                     2003            2002
                                                   --------        -------

      Investment securities                        $ 56,918        220,617
      Mortgage-backed securities                     35,916         66,262
      Loans receivable                              355,928        362,907
      Other investments                                  --             70
                                                   --------        -------

                                                   $448,762        649,856
                                                   ========        =======

8)    Office Properties and Equipment

      Office properties and equipment are summarized as follows:

                                                           June 30,
                                                   -----------------------
                                                      2003          2002
                                                   ----------    ---------

      Land                                         $  416,595      416,595
      Buildings                                     2,331,939    2,329,939
      Easement for parking lot and driveway           223,050      223,050
      Leasehold improvements - Homer Glen             579,253      579,253
      Furniture, fixtures and equipment             2,822,007    2,716,539
                                                   ----------    ---------
                                                    6,372,844    6,265,376
      Less accumulated depreciation                 3,765,455    3,448,792
                                                   ----------    ---------

                                                   $2,607,389    2,816,584
                                                   ==========    =========

      Depreciation of office properties and equipment for the years ended June 30, 2003, 2002 and 2001 amounted to $316,663, $322,450 and $314,158 respectively.

      During July 1998, the Association entered into a lease for retail space and vacant land in Homer Glen, Illinois. The retail space is leased for a period of ten years with a single ten year renewal option. The vacant land is leased for ten years with eight successive ten year renewal options and is contiguous to both the leased retail space and land previously purchased by the Association.

      The Association established a full service branch banking facility at this location. Rent expense at the Homer Glen, Illinois location for the years ended June 30, 2003, 2002 and 2001 amounted to $49,045, $46,495 and
      $44,587 respectively. Rent expense includes charges for real estate taxes and insurance, and other costs of occupancy relating to common areas shared with other tenants.

      Minimum rental commitments under the above leases, exclusive of future escalation charges for real estate taxes, insurance and occupancy costs are approximately as follows:

            Year ended June 30, 2004                           $ 41,173
            Year ended June 30, 2005                             43,213
            Year ended June 30, 2006                             45,357
            Thereafter through June 30, 2009                    145,474

9)    Prepaid Expenses and Other Assets

      Prepaid expenses and other assets consist of the following:

                                                             June 30,
                                                       -------------------
                                                         2003        2002
                                                       --------    -------

      Prepaid federal insurance premiums               $  5,851      5,975
      Prepaid insurance                                  77,976     27,372
      Other prepaid expenses                            122,621    123,937
      Mortgage servicing rights                          97,791    112,985
      Deferred federal income tax benefit - net (a)     119,533    155,961
      Accounts receivable and other assets              118,277    125,575
                                                       --------    -------

                                                       $542,049    551,805
                                                       ========    =======

      (a) Significant components of the deferred tax assets and liabilities are as follows:

                                                          June 30,
                                                    -------------------
                                                      2003        2002
                                                    --------    -------
            Deferred tax assets:
              Tax basis of office building in
                excess of book basis                $412,833    433,160
              Book allowance for loan losses         139,070    118,908
                                                    --------    -------

               Total deferred tax assets             551,903    552,068
                                                    --------    -------

            Deferred tax liabilities:
              Loan fees deferred for financial
                reporting purposes, net of costs     150,049    135,652
              Accelerated tax depreciation            27,766     42,719
              Tax allowance for loan losses               --     11,992
              FHLB stock dividends                    82,314     64,940
              Mortgage servicing rights               33,249     38,415
              Unrealized gain on securities
               available for sale                    138,992    102,389
                                                    --------    -------

               Total deferred tax liabilities        432,370    396,107
                                                    --------    -------

               Net deferred tax benefit             $119,533    155,961
                                                    ========    =======

10)   Deposits

      Deposit accounts are summarized as follows:

                                                               June 30,
                                                      --------------------------
                                                          2003           2002
                                                      ------------   -----------

      Passbook accounts                               $ 56,420,273    51,591,976
      NOW accounts                                      13,785,293    14,139,895
      Money market accounts                              7,648,455     7,792,826
      Non-interest bearing demand deposit accounts      11,647,108     9,997,978
                                                      ------------   -----------

                                                        89,501,129    83,522,675
                                                      ------------   -----------
      Certificates of deposit by interest rate:
        0.75 - 2.00%                                    32,769,520            --
        2.01 - 3.00                                     15,204,130    40,560,981
        3.01 - 4.00                                      8,615,367     7,647,105
        4.01 - 5.00                                      1,141,162     2,669,730
        5.01 - 6.00                                        258,296     3,943,178
        6.01 - 7.00                                             --       100,000
                                                      ------------   -----------

                                                        57,988,475    54,920,994
                                                      ------------   -----------

                                                      $147,489,604   138,443,669
                                                      ============   ===========

      The weighted average rate on deposit accounts at June 30, 2003 and 2002 was 1.38% and 2.23% respectively.

      The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $11,521,000 and $9,134,000 at June 30, 2003
      and 2002, respectively.

      A summary of certificates of deposit by maturity is as follows:

                                                        June 30,
                                              ----------------------------
                                                  2003             2002
                                              -----------       ----------

      Within 12 months                        $54,859,232       53,223,962
      12 months to 24 months                    2,176,027        1,253,284
      24 months to 36 months                      953,216          443,748
                                              -----------       ----------

         Total                                $57,988,475       54,920,994
                                              ===========       ==========

      Interest expense on deposits consists of the following:

                                                Years Ended June 30,
                                       ------------------------------------
                                          2003          2002         2001
                                       ----------    ---------    ---------

      Passbook accounts                $  849,284    1,152,317    1,267,635
      Certificate accounts              1,539,654    2,188,361    3,412,921
      NOW and money market accounts       335,540      493,377      633,936
                                       ----------    ---------    ---------

         Total                         $2,724,478    3,834,055    5,314,492
                                       ==========    =========    =========

11)   Other Liabilities

      Other liabilities consist of the following:

                                                           June 30,
                                                    ----------------------
                                                      2003           2002
                                                    --------       -------

      Accrued interest on deposits                  $ 14,621        25,287
      Accrued real estate taxes                      135,111       134,093
      Accrued federal income taxes                    26,000       265,477
      Other accrued expenses                         180,100       150,872
      Outstanding bank drafts                         37,871        39,200
      Other accounts payable                          38,151       148,651
                                                    --------       -------

                                                    $431,854       763,580
                                                    ========       =======

12)   Retirement Plans and Other Employee Benefits

      The Association participates in the Financial Institution's Retirement Fund, a tax-qualified pension trust, which covers all eligible employees. The Plan meets the criteria of a multiemployer pension plan as defined in Financial Accounting Standards Board Statement No. 87, "Employers' Accounting for Pensions" and as such, does not make separate actuarial valuations with respect to each employer, nor does it segregate plan assets. The practice with respect to multiemployer plans has been to accept employer's contributions that are paid as its expense for accounting purposes. A contribution of $157,362, $106,874 and $10,542 were paid and expensed by the Association for the years ended June 30, 2003, 2002 and 2001, respectively.

      In addition, the Association established a qualified defined contribution plan (401(k) Plan) which covers all full-time employees having a minimum of twelve months of service and who are at least twenty-one years of age. Eligible employees may contribute from 2% to 15% of their monthly salaries. The Association will contribute an amount equal to 50%, 75% or 100% of the monthly contribution up to 3% of salary, depending upon years of employment. Employer contributions to the Plan amounted to $37,734, $36,948 and $34,900 for the years ended June 30, 2003, 2002 and 2001, respectively.

13)   Stock Option Plan

      In conjunction with the Conversion, the Company adopted the 1993 Stock Option and Incentive Plan (the "Stock Option Plan") for the benefit of the senior officers and directors of the Company. The number of shares of common stock authorized under the Stock Option Plan was 34,500, equal to 10.0% of the total number of shares issued in the Conversion. Grantees of the remaining outstanding shares at June 30, 2002 were awarded 10-year options to acquire shares at the market price on the date the options were granted. Future grants are determined by the Board of Directors at option prices that are not less than the fair market value of the stock at the grant date and expire no later than ten years from the date of grant. All options granted under the Stock Option Plan become exercisable immediately. The following is an analysis of the stock option activity for each of the years in the three year period ended June 30, 2003 and the stock options outstanding at the end of the respective periods:

                                                      Exercise Price
                                                --------------------------
                                      Number
      Options                        of Shares     Per Share       Total
                                     ---------  --------------    --------

      Outstanding at June 30, 2000     8,625    $  10.00-16.25    $ 97,031
      Granted                              0
      Exercised                            0
                                      ------

      Outstanding at June 30, 2001     8,625       10.00-16.25      97,031
      Granted                              0
      Exercised                            0
                                      ------

      Outstanding at June 30, 2002     8,625       10.00-16.25      97,031
      Granted                              0
      Exercised                       (8,625)    (10.00-16.25)     (97,031)
                                      ------    --------------    --------

      Outstanding at June 30, 2003        --    $           --    $     --
                                      ======    ==============    ========

      Options available for future
        grants at June 30, 2003        6,900
                                      ======

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

      The following summarizes the pro forma net income and earnings per shares as if the fair value method of accounting for stock-based compensation plans had been utilized:

                                                       Years Ended June 30,
                                                  ------------------------------
                                                    2003        2002       2001
                                                  --------    -------    -------

      Net income (as reported)                    $690,183    866,340    379,254
      Pro forma net income                         690,183    866,340    379,254

      Earnings per share - diluted (as reported)  $   1.88       2.36       1.03
      Pro forma diluted earnings per share            1.88       2.36       1.03

      The pro forma results presented above may not be representative of the effects reported in pro form net income for future years.

14)   Income Taxes

      As a result of legislation that changed the method used by many thrifts to calculate their bad debt reserve for federal income tax purposes, the Association must recapture that portion of the reserve that exceeds the amount that could have been taken under the experience method for tax years beginning after December 31, 1987. The legislation also requires thrifts to account for bad debts for federal income tax purposes on the same basis as commercial banks for tax years beginning after December 31, 1995. The recapture is occurring over a six year period. The commencement of the recapture by the Association was delayed two years as the Association met certain residential lending requirements. For the three years ended June 30, 2003, the Association recaptured approximately $114,000 in excess bad debt reserves resulting in tax payments of approximately $39,000 which were previously accrued. The pre-1988 reserve provisions are subject only to recapture requirements if the Association no longer qualifies as a thrift. Tax bad debt deductions accumulated prior to 1988 by the Association and included in retained earnings total approximately $1,100,000. No deferred income taxes have been provided for these bad debt deductions and no recapture of these amounts is anticipated.

                                               Years Ended June 30,
                                         --------------------------------
                                           2003         2002        2001
                                         --------     -------     -------

      Current                            $362,448     421,495     157,546
      Deferred (benefit)                     (175)     24,919      38,761
                                         --------     -------     -------

                                         $362,273     446,414     196,307
                                         ========     =======     =======

      A reconciliation of the statutory federal income tax rate to effective income tax rate is as follows:

                                               Years Ended June 30,
                                         --------------------------------
                                           2003         2002        2001
                                         --------     -------     -------

      Statutory federal income tax rate      34.0%       34.0%       34.0%
      Other                                    .4          --          .1
                                         --------     -------     -------

      Effective income tax rate              34.4%       34.0%       34.1%
                                         ========     =======     =======

      Deferred federal income tax expense (benefit) consists of the following tax effects of timing differences:

                                               Years Ended June 30,
                                         --------------------------------
                                           2003         2002        2001
                                         --------     -------     -------

      Loan fees net of costs             $ 14,397      38,900      38,299
      Depreciation                          5,374      (2,098)      9,173
      FHLB stock dividends                 17,374      15,028      18,428
      Book loan loss provision in
        excess of tax deduction           (20,162)    (23,198)    (19,045)
      Recapture of bad debt reserve       (11,992)    (11,992)    (11,992)
      Mortgage servicing rights            (5,166)      8,279       3,898
                                         --------     -------     -------

                                         $   (175)     24,919      38,761
                                         ========     =======     =======

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

      Quantitative measures established by regulation to ensure capital adequacy require all savings institutions to maintain minimum amounts and ratios, set forth in the table below of the total risk-based, tangible and core capital, as defined in the regulations. Management believes, as of June 30, 2003, that the Association meets all capital adequacy requirements to which it is subject.

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

      At June 30, 2003 and 2002, the Association's actual capital amounts and ratios, minimum amounts and ratios required for capital adequacy purposes and minimum amounts and ratios to meet the well-capitalized criteria under prompt corrective action provisions, are as follows:

                                                                                   To Be Well-
                                                                                Capitalized Under
                                                          For Capital           Prompt Corrective
                                  Actual               Adequacy Purposes        Action Provisions
                          --------------------        -------------------      -------------------
                            Amount       Ratio          Amount      Ratio        Amount      Ratio
                          ----------     -----        ----------    -----      ----------    -----
      June 30, 2003

      Tangible            $9,422,982      5.88%       $2,404,000     1.50%     $      N/A      N/A%
      Core                 9,422,982      5.88         4,808,000     3.00       8,013,000     5.00
      Risk-based           9,817,542     11.98         6,555,000     8.00       8,194,000    10.00

      June 30, 2002

      Tangible            $9,295,261      6.15%       $2,269,000     1.50%     $      N/A      N/A%
      Core                 9,295,261      6.15         4,537,000     3.00       7,562,000     5.00
      Risk-based           9,630,521     11.90         6,474,000     8.00       8,092,000    10.00

                                                 Tangible            Core           Risk-based
                                                 Capital            Capital           Capital
                                               -----------        ----------        ----------
      June 30, 2003

      Stockholders' equity                     $ 9,702,568         9,702,568         9,702,568
      Unrealized gain on securities
        available for sale, net of taxes          (269,807)         (269,807)         (269,807)
      Retained mortgage servicing rights            (9,779)           (9,779)           (9,779)
      General loss allowances                           --                --           409,560
      Direct equity investments                         --                --           (15,000)
                                               -----------        ----------        ----------

      Regulatory capital computed              $ 9,422,982         9,422,982         9,817,542
                                               ===========        ==========        ==========

      A reconciliation of the Association's equity capital at June 30, 2003 is as follows:

      Stockholders' equity                                   $ 11,056,147
      Less Company stockholders' equity not available
       for regulatory capital                                  (1,353,579)
                                                             ------------

      Stockholders' equity of the Association                $  9,702,568
                                                             ============

                                                 Tangible            Core           Risk-based
                                                 Capital            Capital           Capital
                                               -----------        ----------        ----------
      June 30, 2002

      Stockholders' equity                     $ 9,505,314         9,505,314         9,505,314
      Unrealized gain on securities
       available for sale, net of taxes           (198,755)         (198,755)         (198,755)
      Retained mortgage servicing rights           (11,298)          (11,298)          (11,298)
      General loss allowances                           --                --           350,260
      Direct equity investments                         --                --           (15,000)
                                               -----------        ----------        ----------

      Regulatory capital computed              $ 9,295,261         9,295,261         9,630,521
                                               ===========        ==========        ==========

      A reconciliation of the Association's equity capital at June 30, 2002 is as follows:

      Stockholders' equity                                   $ 10,396,555
      Less Company stockholders' equity not available
       for regulatory capital                                    (891,241)
                                                             ------------

      Stockholders' equity of the Association                $  9,505,314
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

      Commitments to originate mortgage loans of $6,651,700 at June 30, 2003 represents an amount which the Association plans to fund within the normal commitment period of 60 to 90 days. Of this amount, $6,169,800 are fixed rate commitments with rates ranging from 4.875% to 6.375% and $481,900 are in adjustable rate commitments. Because the credit worthiness of each customer is reviewed prior to extension of the commitment, the Association adequately controls their credit risk on these commitments, as it does for loans recorded on the balance sheet. The Association conducts all of its lending activities in the Chicagoland area. Management believes the Association has a diversified loan portfolio and the concentration of lending activities in these local communities does not result in an acute dependency upon economic conditions of the lending region.

      The Association has approved, but unused, equity lines of credit of approximately $1,705,000 at June 30, 2003. In addition, the Association has approved, but unused, credit card lines of credit amounting to approximately $393,000. The Association has also issued outstanding letters of credit totaling $98,650.

18)   Contingencies

      The Association is, from time to time, a party to certain lawsuits arising in the ordinary course of its business, wherein it enforces its security interest. Management believes that the Company and the Association are not engaged in any legal proceedings of a material nature at the present time.

19)   Subsequent Event

      At the July, 2003 Board of Directors' meeting, the Company declared a quarterly dividend of $.17 per share, totaling $63,342, payable August 14, 2003 to shareholders of record as of August 4, 2003.

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

      The estimated fair value of the Association's financial instruments as of June 30, 2003 and 2002 are as follows:

                                                               June 30, 2003
                                                        ---------------------------
                                                          Carrying          Fair
                                                           Amount           Value
                                                        ------------    -----------
      Financial assets:
        Cash and cash equivalents                       $ 49,421,065     49,421,065
        Investment securities, available for sale          6,388,900      6,388,900
        Mortgage-backed securities, held to maturity       6,272,466      6,425,722
        Loans receivable, gross                           94,182,091     97,467,000
        Accrued interest receivable                          448,762        448,762

      Financial liabilities:
        Deposits                                         147,489,604    148,054,000
        Accrued interest payable                              14,621         14,621

                                                               June 30, 2002
                                                        ---------------------------
                                                          Carrying          Fair
                                                           Amount           Value
                                                        ------------    -----------
      Financial assets:
        Cash and cash equivalents                       $ 32,921,438     32,921,438
        Investment securities, held to maturity           10,026,708     10,182,850
        Investment securities, available for sale          6,279,537      6,279,537
        Mortgage-backed securities, held to maturity      10,359,768     10,553,233
        Loans receivable, gross                           86,383,216     88,327,000
        Accrued interest receivable                          649,856        649,856

      Financial liabilities:
        Deposits                                         138,443,669    138,744,000
        Accrued interest payable                              25,287         25,287

21)   Condensed Parent Company Only Financial Statements

      The following condensed statements of financial condition, as of June 30, 2003 and 2002 and condensed statements of income and cash flows for the years ended June 30 2003, 2002 and 2001 for Midland Capital Holdings Corporation should be read in conjunction with the consolidated financial statements and the notes thereto.

                        Statements of Financial Condition

                                                          June 30,
                                                 -------------------------
                                                     2003          2002
                                                 -----------    ----------
      Assets

      Cash and cash equivalents                  $ 1,348,817       889,315
      Equity investment in the Association         9,418,301     9,292,099
      Prepaid expenses and other assets                8,103         6,666
                                                 -----------    ----------

                                                  10,775,221    10,188,080
                                                 -----------    ----------

      Liabilities and Stockholders' Equity

      Liabilities:
      Accrued taxes and other liabilities              3,341         4,740
                                                 -----------    ----------

      Stockholders' Equity:
      Common stock                                     3,726         3,640
      Additional paid-in capital                   3,381,120     3,262,395
      Retained earnings                            7,387,034     6,917,305
                                                 -----------    ----------

        Total stockholders' equity                10,771,880    10,183,340
                                                 -----------    ----------

                                                 $10,775,221    10,188,080
                                                 ===========    ==========

                              Statements of Income

                                                         Years Ended June 30,
                                                 -----------------------------------
                                                    2003         2002         2001
                                                 ---------     --------     --------
      Interest income                            $  18,399       16,986       17,094
      Non-interest expense                          88,124       69,678       64,352
                                                 ---------     --------     --------

      Net loss before income tax benefit
       and equity in earnings of subsidiaries      (69,725)     (52,692)     (47,258)
      Benefit from income taxes                     23,706       17,915       16,068
                                                 ---------     --------     --------

      Net loss before equity in earnings
       of subsidiaries                             (46,019)     (34,777)     (31,190)
      Equity in earnings of subsidiaries           736,202      901,117      410,444
                                                 ---------     --------     --------

       Net income                                $ 690,183      866,340      379,254
                                                 =========     ========     ========

                            Statements of Cash Flows

                                                            Years Ended June 30,
                                                   -------------------------------------
                                                       2003          2002         2001
                                                   -----------     --------     --------
      Cash flows from operating activities:
        Net income                                 $   690,183      866,340      379,254
        Equity in earnings of the Association         (736,202)    (901,117)    (410,444)
        Decrease (increase) in prepaid expenses
          and other assets                              20,343       11,102      (17,768)
        (Decrease) increase in accrued taxes
          and other liabilities                         (1,399)       1,751      (44,938)
                                                   -----------     --------     --------

      Net cash provided for
        operating activities                           (27,075)     (21,924)     (93,896)
                                                   -----------     --------     --------

      Cash flows from financing activities:
        Proceeds from exercise of stock options         97,031           --           --
        Dividends received from Association            610,000      410,000      560,000
        Dividends paid on common stock                (220,454)    (167,428)    (109,193)
                                                   -----------     --------     --------

      Net cash provided by financing activities        486,577      242,572      450,807
                                                   -----------     --------     --------

      Net increase in cash and cash equivalents        459,502      220,648      356,911
      Cash and cash equivalents at
        beginning of year                              889,315      668,667      311,756
                                                   -----------     --------     --------

      Cash and cash equivalents at
        end of year                                $ 1,348,817      889,315      668,667
                                                   ===========     ========     ========



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

Janice Cecott                       Algerd Brazis
Controller of the Company           Retired businessman and
and the Association                 Director, Knights of Lithuania
                                    Mid-America District

Donna Chmiel                        Michael J. Kukanza
Internal Auditor of the             Self-employed private investor
Company and the Association

Lois Gajdorus                       Jonas Vaznelis
Assistant Vice President            Retired businessman and Committee
of the Association                  member of the Board of Zoning Appeals
                                    for Beverly Shores, Indiana.
Linda Kolecki
Assistant Vice President
of the Association

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

Annual Meeting of Shareholders
The Annual Meeting of the Shareholders of Midland Capital Holdings Corporation will be held at 2:00 p.m., October 22, 2003, at the Corporate Office of the Company, 8929 S. Harlem Avenue, Bridgeview, Illinois. All shareholders are cordially invited to attend.

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



                                       22