Form 10KSB, Exhibit 13
period 2004-06-30
MIDLAND CAPITAL HOLDINGS CORP
filed 2004-09-28
CIK 1061234

Exhibit 13

ANNUAL REPORT TO SECURITY HOLDERS

Corporate Profile

Midland Capital Holdings Corporation (the “Company”) is a Delaware corporation that was organized in 1998 by Midland Federal Savings and Loan Association (the “Association” or “Midland Federal”) for the purpose of becoming its thrift institution holding company. Both the Company and the Association are headquartered in Bridgeview, Illinois, a southwest suburb of Chicago. The Association was incorporated July 18, 1914 with the goal of providing personal financial services and home mortgage loans to communities located within the southwest side of the city of Chicago. The Company continues to fulfill that role today with two branch banking offices located in the Brighton Park and Marquette Park neighborhoods of the city of Chicago, a branch banking office located in Homer Glen, Illinois, a southwest suburb of Chicago and its home office in Bridgeview, Illinois. Midland Federal also operates a wholly owned subsidiary, Midland Service Corporation. Common stock in Midland Capital Holdings Corporation is traded on the Electronic Bulletin Board of the National Association of Securities Dealers.

Letter to Shareholders	2
Financial Highlights	3
Selected Consolidated Financial Information	4
Management’s Discussion and Analysis	6
Independent Auditor’s Report	21
Consolidated Statements of Financial Condition	22
Consolidated Statements of Income	23
Consolidated Statements of Changes in Stockholders’ Equity	24
Consolidated Statements of Cash Flows	25
Notes to Consolidated Financial Statements	26

To Our Shareholders,

     Midland Capital Holdings Corporation completed its fiscal year ended June 30, 2004 with earnings of $1.04 million, or $2.80 per diluted common share. The Company’s assets totaled $153.6 million at June 30, 2004 and the loan portfolio continued another year of growth, totaling $94.5 million at fiscal year end. Total stockholders’ equity rose to a record $11.7 million, resulting in a book value per common share of $31.51 at June 30, 2004.

     Asset quality remained excellent in fiscal 2004 with non-performing loans totaling .06% of total loans at June 30, 2004. The Company’s allowance for loan losses amounted to 0.49% of total loans at fiscal year end after net loan charge offs of only .02% of total loans in fiscal 2004. Also at June 30, 2004, the Company’s ratio of stockholders’ equity to total assets rose to 7.65% and its banking subsidiary, Midland Federal Savings, continued to meet all of the regulatory capital requirements as a “well capitalized” savings institution during fiscal 2004.

     As a result of the Company’s positive financial performance the Board of Directors increased the amount of cash dividends paid to $0.68 per common share in fiscal 2004.

     As in years past, I wish to thank all of our stockholders and customers for their continued support. I look forward to building upon our accomplishments this year and to continued positive results in the coming year.

Sincerely,
/s/ Paul Zogas
Paul Zogas
Chairman and President

FINANCIAL HIGHLIGHTS

	Year Ended June 30,
	2004	2003	2002	2001	2000
		(Dollars in Thousands)
Total assets	$153,560	159,976	150,589	$142,496	137,225
Loans receivable, net	94,543	93,300	86,087	68,486	53,030
Mortgage-backed securities	2,942	6,272	10,360	17,310	21,854
Cash and cash equivalents	50,497	49,421	32,921	20,719	32,666
Investment securities	1,234	6,389	16,306	31,338	25,033
Deposits	140,437	147,490	138,444	131,504	126,870
Stockholders’ equity	11,742	11,056	10,397	9,662	9,257
For the Period:
Net interest income	$4,635	4,554	4,448	3,661	3,510
Net income	1,043	690	866	379	372
Per Common Share:
Book value per share outstanding	$31.51	29.67	28.56	26.55	25.43
Earnings per share outstanding
basic	$2.80	1.88	2.38	1.04	1.02
diluted	$2.80	1.88	2.36	1.03	1.01
Financial Ratios:
Stockholders’ equity to total assets	7.65%	6.91	6.90	6.78	6.75
Non-performing assets to total assets	.04%	.30	.11	.16	.21
Net charge-offs to total loans	.02%	—	.03	.04	—
Net interest margin	3.13%	3.05	3.19	2.73	2.65
Operating expenses to average assets	2.93%	2.96	2.88	2.84	2.74
Return on average assets	.67%	.44	.59	.27	.27
Return on average Stockholders’ equity	9.06%	6.41	8.64	3.99	4.11

SELECTED CONSOLIDATED FINANCIAL INFORMATION

SELECTED FINANCIAL CONDITION DATA:

	At June 30,
	2004	2003	2002	2001	2000
	(In Thousands)
Total assets	$153,560	159,976	150,589	142,496	137,225
Loans receivable, net	94,543	93,300	86,087	68,486	53,030
Mortgage-backed securities	2,942	6,272	10,360	17,310	21,854
Cash and cash equivalents	50,497	49,421	32,921	20,719	32,666
Investment securities	1,234	6,389	16,306	31,338	25,033
Deposits	140,437	147,490	138,444	131,504	126,870
Stockholders’ equity	$11,742	11,056	10,397	9,662	9,257

SELECTED OPERATIONS DATA:

	Year Ended June 30,
	2004	2003	2002	2001	2000
	(In Thousands)
Total interest income	$6,340	7,278	8,282	8,975	8,473
Total interest expense	1,706	2,724	3,834	5,314	4,963

Net interest income	4,634	4,554	4,448	3,661	3,510
Provision for loan losses	60	60	15	—	—

Net interest income after provision for loan losses	4,574	4,494	4,433	3,661	3,510
Non-interest income:
Loan related fees and charges	399	542	429	269	198
Deposit related fees	473	512	514	481	500
Commission income	70	70	74	73	64
Profit on sale of loans	102	27	44	7	36
Gain on satisfaction of foreclosure judgments	433	—	—	—	—
Other income	86	57	67	88	82

Total non-interest income	1,563	1,208	1,128	918	880

Non-interest expense:
Staffing costs	2,635	2,627	2,381	2,163	1,956
Occupancy and equipment expense	729	773	745	713	721
Deposit insurance premiums	22	24	24	26	47
Advertising expense	70	58	57	82	119
Data processing fees	213	207	209	195	176
Legal, audit and examination	161	141	125	139	140
Other expense	744	820	707	686	680

Total non-interest expense	4,574	4,650	4,248	4,004	3,839

Income before income taxes	1,563	1,052	1,313	575	551
Provision for income taxes	520	362	447	196	179

Net income	$1,043	690	866	379	372

     SELECTED FINANCIAL RATIOS:

	At or For the Year Ended June 30,
	2004	2003	2002	2001	2000
Performance Ratios:
Return on average assets	.67%	.44	.59	.27	.27
Return on average stockholders’ equity	9.06%	6.41	8.64	3.99	4.11
Interest rate spread during period	2.98%	2.85	2.89	2.30	2.28
Net interest margin (1)	3.13%	3.05	3.19	2.73	2.65
Ratio of operating expenses to average total assets	2.93%	2.96	2.88	2.84	2.74
Ratio of average interest- earning assets to average interest-bearing liabilities	112.56%	111.07	110.76	110.86	109.87
Asset Quality Ratios:
Non-performing assets to total assets	.04%	.30	.11	.16	.21
Allowance for loan losses to non-performing loans	829.00%	84.80	213.29	104.63	78.91
Allowance for loan losses to total loans	.49%	.44	.41	.52	.69
Capital Ratios:
Stockholders’ equity to total assets	7.65%	6.91	6.90	6.78	6.75
Average stockholders’ equity to average assets	7.37%	6.85	6.80	6.74	6.46

(1)	Net interest income divided by average interest-earning assets.

MANAGEMENT’S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Forward-Looking Statements

When used in this filing and in future filings by the Company with the Securities and Exchange Commission, in the Company’s press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “would be”, “will allow”, “intends to”, “will likely result”, “are expected to”, “will continue”, “is anticipated”, “estimate”, “project” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including but not limited to changes in economic conditions and real estate values in the Company’s market area, changes in policies by regulatory agencies, fluctuations in the amounts of and relationship between long and short term interest rates, demand for loans in the Company’s market area and competition, all or some of which could cause actual results to differ materially from historical earnings and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and advises readers that various factors, including regional and national economic conditions, substantial changes in levels of market interest rates, credit and other risks of lending and investment activities and competitive and regulatory factors, could affect the Company’s financial performance and could cause the Company’s actual results for future periods to differ materially from those anticipated or projected.

The Company does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

GENERAL

Midland Capital Holdings Corporation (the “Company”) is a Delaware corporation that was organized for the purpose of becoming the thrift holding company for Midland Federal Savings and Loan Association (the “Association” or “Midland Federal”). The Association converted from a federal mutual savings and loan association to a federal stock savings and loan association on June 30, 1993 (the “Conversion”). In the Conversion, 345,000 shares of common stock, par value of $.01 per share, of the Association were sold in an initial public offering for an aggregate consideration of $3.45 million. On July 23, 1998, as a result of a reorganization, the Association became a wholly owned subsidiary of the Company, and each outstanding share of common stock of the Association became, by operation of law, one share of common stock of the Company. At June 30, 2004 there were 372,600 shares of the Company’s common stock outstanding.

The Company’s results of operations are dependent primarily on net interest income, which is the difference between the interest income earned on its loan, mortgage-backed securities, and investment portfolios and its cost of funds, consisting of the interest paid on its deposits. In addition, to a lesser extent, the Company’s operating results are affected by non-interest income and non-interest expense. Non-interest expense includes operating expenses consisting primarily of employee salaries and benefits, office occupancy expenses, equipment costs, federal deposit insurance premiums, and other general and administrative expenses. Operational results are also affected by general economic conditions (particularly changes in interest rates), competition, government policies and actions of regulatory agencies.

The Company’s operating philosophy is to provide, in a safe and profitable manner, financial services to families and local businesses in the communities served by its four offices. The Company’s immediate market area consists of Southwest Chicago and the Southwest suburban communities of Bridgeview, Oak Lawn, Palos Hills, Hickory Hills, Burbank, Chicago Ridge, Homer Glen, Lockport, Orland Park and Lemont. Consistent with its operating philosophy, the Company focuses upon attracting deposits from the general public and using such deposits to originate residential mortgage loans, and to a lesser extent, consumer, multi-family and other loans in its primary market area. The Company also makes substantial investments in investment securities, consisting primarily of short-term U.S. government and agency obligations and in mortgage-backed securities, to a lesser extent, in an effort to manage interest rate risk.

MANAGEMENT OF INTEREST RATE RISK

An evaluation of the interest rate risk position of a financial institution may involve an examination of the sensitivity of the institution’s balance sheet to changes in interest rates and the capacity of the institution to absorb losses resulting from movements in interest rates. The sensitivity of an institution’s balance sheet depends upon the composition of the institution’s assets and liabilities. The Company manages interest rate risk by analyzing the extent to which its assets and liabilities are interest rate sensitive and then developing strategies to reduce the vulnerability of its operations to changes in interest rates.

Management uses analytical tools provided by the Office of Thrift Supervision (“OTS”) to measure and predict the Association’s level of interest rate risk under a variety of market scenarios. In evaluating an institution’s interest rate risk profile, the OTS focuses on Net Portfolio Value (“NPV”), which is a proxy for the economic value, or net present value, of an institution’s worth. NPV is defined as the present value of assets, less the present value of liabilities, plus the net present value of off balance sheet contracts.

Certain shortcomings are inherent in the methodology described in the above interest rate risk measurements. Measuring changes in NPV requires certain assumptions that may oversimplify the manner in which actual yields and costs respond to changes in market interest rates. For example, the model assumes that the actual composition of the Association’s interest sensitive assets and liabilities remain constant over the period being measured. In addition, the model assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or re-pricing of specific assets and liabilities. Also, the model does not take into account the impact of changing interest rates on the credit quality of the underlying assets. Finally, the model does not attempt to measure the impact of a change in interest rates on a company’s results of operations or net interest income. Accordingly, although the NPV measurement provides an indication of the Association’s interest rate risk exposure at a particular point in time, such measurement is not intended to, and does not provide, a precise forecast of the effect of the changes in market interest rates on the Association’s financial position and actual results will likely differ from the NPV presented below. The results of the OTS’s NPV model are monitored by management and presented to the Board of Directors quarterly.

The interest rate risk policy of the Association includes Board approved limits on interest rate risk that are defined in terms of net portfolio value. These limits specify the minimum NPV Ratio that the Board is willing to allow under current interest rates and for a range of six hypothetical interest rate scenarios of plus and minus 100, 200 and 300 basis points from the actual term structure of interest rates observed at quarter end. The Association uses a variety of tools to limit interest rate risk. First, the Association maintains a relatively high level of liquidity. Second, the Association has focused a portion of its residential lending and investments on adjustable-rate mortgages (“ARMs”) and mortgage-backed securities which generally both re-price within one year, although the Association continues to originate long term fixed-rate mortgages in recognition of market demand in the current interest rate environment and the potential for increased margin. Third, the Association seeks to maintain a large percentage of its deposit liabilities in passbook and transaction accounts, which are considered to be relatively resistant to changes in interest rates.

The interest rate sensitivity of the Association’s net portfolio value is shown in the following table, which shows the NPV and projected change in the NPV of the Association at June 30, 2004 assuming an instantaneous and sustained 300 basis point change in market interest rates, measured in 100 basis point increments. As of June 30, 2004, due to the current level of interest rates, the OTS did not provide NPV estimates for decreases in interest rates greater than 100 basis points.

	NET PORTFOLIO VALUE			NPV AS % OF ASSETS
Change in Rates	$ Amount	$ Change	% Change	NPV Ratio	Change
(Basis Points)	(Thousands)
+300 bp	12,499	-7,064	-36%	8.05%	-396 bp
+200 bp	14,756	-4,807	-25%	9.36%	-265 bp
+100 bp	17,153	-2,410	-12%	10.70%	-131 bp
0 bp	19,563	—	—	12.01%
- 100 bp	20,409	847	+ 4%	12.45%	+ 44 bp

FINANCIAL CONDITION AT JUNE 30, 2004

At June 30, 2004 total assets of the Company decreased by $6.4 million to $153.6 million from $160.0 million at June 30, 2003. This decrease was the result of pay downs and redemptions of investment securities and mortgage-backed securities, the proceeds of which were used in part to fund a $7.1 million decline in deposit balances to $140.4 millions at June 30, 2004.

Loans receivable, including loans held for sale, increased $1.2 million to $94.5 million at June 30, 2004 despite a reduction in loan originations. The Company originated $43.0 million of loans during the year ended June 30, 2004 compared to loan originations of $55.9 million during the prior fiscal year. The lower loan origination volume in the current year was due in part to a decrease in mortgage refinancing activity that occurred during the second half of fiscal 2004. Offsetting loan originations in the current fiscal year were loan repayments of $40.6 million as well as loan sales of $1.5 million. There were no new purchases of mortgage-backed securities during fiscal 2004 and the balance of mortgage-backed securities decreased by $3.3 million to $2.9 million at June 30, 2004 due to repayments and amortization.

Investment securities available for sale decreased $5.2 million to $1.2 million at June 30, 2004. Gross unrealized gains in the available for sale portfolio were $253,000 at June 30, 2004 compared to gross unrealized gains of $409,000 at June 30, 2003, reflecting the negative impact of higher interest rates. The weighted average remaining term to maturity of the Company’s investment securities portfolio at June 30, 2004 was 12.7 years.

The Company increased the balance of cash and cash equivalents by $1.1 million to $50.5 million at June 30, 2004 from $49.4 million at June 30, 2003 in response to upward pressure on interest rates in the second half of fiscal 2004. The increase in cash equivalents was funded by the decrease in the investment securities portfolio, discussed above.

Non-performing assets consisted of $55,000 in non-accruing loans at June 30, 2004 compared to $482,000 at June 30, 2003. The allowance for loan losses increased by $50,000 at June 30, 2004, as a result of $60,000 in loan loss provisions offset by $10,000 in net loan charge offs during the year. Non-accruing loans at June 30, 2004 consisted of one single-family residential mortgage loan in the amount of $36,000 and $19,000 in non-mortgage loans. At June 30, 2004 the Company’s ratio of allowance for loan losses to non-performing loans was 829.00% compared to 84.80% at June 30, 2003. Management believes that the current allowance for loan losses is adequate to cover probable accrued losses in the portfolio.

Deposits for the year ended June 30, 2004 decreased $7.1 million to $140.4 million as a result of actual deposit outflows, net of deposits, in the amount of $8.7 million, offset by interest credited to deposits in the amount of $1.6 million. The net decrease in deposits is primarily attributed to less competitive pricing of certificate of deposit accounts based upon management’s view that current asset yields did not justify aggressive pricing for these deposits. The decrease in deposits is the result of a $9.8 million decrease in certificate of deposit accounts, an $802,000 decrease in NOW accounts and a $151,000 decrease in money market accounts, offset by a $3.3 million increase in passbook deposit accounts and a $450,000 increase in demand deposit accounts.

Stockholders’ equity increased $686,000, or 6.2%, to $11.7 million at June 30, 2004. The increase in stockholders’ equity was due to net income of $1.0 million offset by a decrease in other comprehensive income of $103,000 and the payment of cash dividends in the amount of $254,000.

RESULTS OF OPERATIONS

The Company’s operating results depend primarily on the level of its net interest income and non-interest income as well as the level of its operating expenses. Net interest income depends upon the volume of interest-earning assets and interest-costing liabilities and the interest rate earned or paid on them. The Company receives non-interest income in the form of fees charged for services related to transaction and other deposit accounts. Fee income is also generated by the Company’s loan origination and loan brokerage operations, as well as its loan servicing operations in the form of late payment and loan servicing fees. Personnel costs, office occupancy and equipment expenses and data processing fees comprise the largest components of the Company’s non-interest expense.

The following table presents, for the periods indicated, the total dollar amounts of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances and include non-accruing loans.

	Year Ended June 30,
	2004			2003			2002
		Interest	Yield		Interest	Yield		Interest	Yield
	Average	Earned/	and	Average	Earned/	and	Average	Earned/	and
	Balance	Paid	Rates	Balance	Paid	Rates	Balance	Paid	Rates
	(Dollars in Thousands)
Interest-Earning Assets:
Loans receivable (1)	$93,096	5,503	5.91%	$90,852	5,738	6.32%	$78,998	5,446	6.89%
Mortgage-backed securities	4,274	205	4.80	7,947	448	5.63	13,656	875	6.40
Investment and other securities	2,521	118	4.69	11,384	518	4.55	26,639	1,476	5.54
Interest-bearing deposits	47,229	448	0.95	38,071	523	1.37	19,449	441	2.27
FHLB stock	1,032	66	6.38	931	51	5.51	817	44	5.43

Total interest-earning assets	148,152	6,340	4.28	149,185	7,278	4.88	139,559	8,282	5.93

Non-interest earning assets	8,170			8,067			7,800

Total assets	$156,322			$157,252			$147,359

Interest-Bearing Liabilities:
Certificates of deposit	$53,542	1,013	1.89%	$59,052	1,540	2.61%	$57,235	2,189	3.82%
Passbook accounts	57,163	509	0.89	53,651	849	1.58	48,179	1,152	2.39
Money market and NOW accounts	20,911	184	0.88	21,609	335	1.55	20,592	493	2.40

Total interest-bearing liabilities	131,616	1,706	1.30	134,312	2,724	2.03	126,006	3,834	3.04

Non-interest bearing deposits	11,793			10,554			9,763
Other liabilities	1,397			1,615			1,565

Total liabilities	144,806			146,481			137,334
Stockholders’ equity	11,516			10,771			10,025

Liabilities and stockholders’ equity	$156,322			$157,252			$147,359

Net earning assets	$16,536			$14,873			$13,553

Net-interest income		$4,634			$4,554			$4,448

Net-interest rate spread			2.98%			2.85%			2.89%

Net-interest margin			3.13%			3.05%			3.19%

Average interest-earning assets to average interest-bearing liabilities			112.56%			111.07%			110.76%

(1)	Calculated net of deferred yield adjustments, loan discounts, loans in process and loss reserves.

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

	Year Ended June 30,
	2004 vs. 2003				2003 vs. 2002
	Increase (decrease) due to				Increase (decrease) due to
			Rate/				Rate/
	Volume	Rate	Volume	Net	Volume	Rate	Volume	Net
	(Dollars in Thousands)
Interest-Earning Assets:
Loans Receivable	$142	$(368)	$(9)	$(235)	$817	$(457)	$(68)	$292
Mortgage-backed securities	(207)	(66)	30	(243)	(366)	(105)	44	(427)
Investment and other securities	(403)	16	(13)	(400)	(845)	(264)	151	(958)
Interest-bearing deposits	126	(162)	(39)	(75)	422	(174)	(166)	82
FHLB stock	6	8	1	15	6	1	—	7

Total interest-earning assets	$(336)	$(572)	$(30)	$(938)	$34	$(999)	$(39)	$(1,004)

Interest-Bearing Liabilities:
Certificates of deposit	$(144)	$(422)	$39	$(527)	$69	$(696)	$(22)	$(649)
Passbook accounts	56	(372)	(24)	(340)	131	(390)	(44)	(303)
Money market and NOW accounts	(10)	(146)	5	(151)	24	(174)	(8)	(158)

Total interest-bearing liabilities	$(98)	$(940)	$20	$(1,018)	$224	$(1,260)	$(74)	$(1,110)

Net change in net interest income				$80				$106

COMPARISON OF OPERATING RESULTS
FOR THE FISCAL YEARS ENDED
JUNE 30, 2004 AND JUNE 30, 2003

The Company had net income of $1.0 million in fiscal 2004 compared to net income of $690,000 for fiscal 2003. The increase in net income is attributable to a $355,000 increase in non-interest income, an $80,000 increase in net interest income and a $76,000 decrease in non-interest expense offset by a $158,000 increase in income taxes.

Net interest income increased $80,000 to $4.6 million in fiscal 2004 from $4.5 million in fiscal 2003. The increase in net interest income was the result of an increase in the Company’s interest rate spread to 2.98% in fiscal 2004 from 2.85% in fiscal 2003 as well as a $1.6 million increase in the average balance of net earning assets to $16.5 million in fiscal 2004 from $14.9 million in the prior fiscal year. The primary factor for the increase in the Company’s interest rate spread was the collection of non-accruing loan interest in both periods from loan workout agreements. In fiscal 2004 the Company collected $233,000 in non-accruing loan interest compared to the collection of $64,000 in non-accruing loan interest in fiscal 2003.

INTEREST INCOME

Interest income decreased $938,000 in fiscal 2004 to $6.3 million. This decrease in interest income resulted from a decrease in the average yield earned on interest earning assets as well as a decrease in the average balance of interest earning assets. The average yield on interest earning assets decreased to 4.28% in fiscal 2004 from 4.88% in fiscal 2003 and the average balance of interest earning assets decreased $938,000 to $148.2 million in fiscal 2004 from $149.2 million in fiscal 2003.

Interest on loans receivable decreased $235,000, or 4.1%, in fiscal 2004 to $5.5 million compared with fiscal 2003. The decrease in interest income was attributed to a decrease in the average yield earned on loans receivable to 5.91% in fiscal 2004 from 6.32% in fiscal 2003 due to prepayments of higher yielding fixed rate loans and current originations at lower interest rates as a result of the low interest rate environment. The Company’s average yield on loans receivable was increased in both periods by the collection of non-accruing loan interest from loan workout agreements. In fiscal 2004 the Company collected $233,000 in non-accruing loan interest compared to the collection of $64,000 in non-accruing loan interest in fiscal 2003. Net of the collection of non-accruing loan interest in both periods, the average yield earned on loans receivable decreased to 5.66% in fiscal 2004 from 6.25% in fiscal 2003. The decrease in the average yield earned on loans receivable was offset by a $2.2 million increase in the average outstanding balance of net loans receivable to $93.1 million in fiscal 2004 from $90.9 million in fiscal 2003.

Interest on mortgage-backed securities decreased $243,000, or 54.1%, to $205,000 in fiscal 2004 compared with fiscal 2003. The decrease in interest income was attributed to a $3.7 million decrease in the average outstanding balance of mortgage-backed securities to $4.3 million in fiscal 2004 from $8.0 million in fiscal 2003 as well as a decrease in the average yield earned on mortgage-backed securities to 4.80% in fiscal 2004 from 5.63% in fiscal 2003.

Interest earned on investment securities decreased $400,000, or 77.2%, to $118,000 in fiscal 2004. The decrease in interest income resulted from an $8.8 million decrease in the average outstanding balance of investment securities to $2.6 million in fiscal 2004 from $11.4 in fiscal 2003. The decrease in the average outstanding balance of investment securities was offset by an increase in the average yield earned on investment securities to 4.69% in fiscal 2004 compared to 4.55% in fiscal 2003 as a result of the maturity of lower yielding securities in the portfolio.

Interest earned on interest bearing deposits decreased $75,000, or 14.4%, to $448,000 in fiscal 2004 compared with fiscal 2003. The decrease in interest income is attributed to a decrease in the average yield earned on interest bearing deposits to 0.95% in fiscal 2004 from 1.37% in fiscal 2003. The decrease in the average yield on interest bearing deposits was offset by a $9.1 million increase in the average outstanding balance of interest bearing deposits to $47.2 million in fiscal 2004 from $38.1 million in fiscal 2003. The Company increased its average balance of interest bearing deposits during fiscal 2004 in anticipation of an increase in economic activity and upward pressure on interest rates in fiscal 2005. The increase in interest bearing deposits in fiscal 2004 was partly funded by the $8.8 million decrease in the average outstanding balance of investment securities, discussed above.

INTEREST EXPENSE

Interest expense decreased $1.0 million, or 37.4%, to $1.7 million in fiscal 2004 from $2.7 million in fiscal 2003. The decrease in interest expense in fiscal 2004 was the result of a decrease in the average yield paid on interest costing deposits as well as a decrease in the average outstanding balance of interest costing deposits. The average yield paid on interest costing deposits decreased to 1.30% in fiscal 2004 compared to 2.03% in fiscal 2003 and the average outstanding balance of interest costing deposits decreased by $2.7 million to $131.6 million in fiscal 2004 from $134.3 million in fiscal 2003. The decrease in the average yield paid on interest costing deposits is primarily attributed to the general decline in interest rates that occurred between the two periods.

PROVISIONS FOR LOSSES ON LOANS

The Company maintains an allowance for loan losses based upon management’s periodic evaluation of probable accrued losses in the portfolio based on known and inherent risks in the loan portfolio, the Company’s past loan loss experience, adverse situations that may affect borrowers’ ability to repay loans, estimated value of the underlying collateral and current and expected market conditions. After considering non-performing loans, the high concentration of one-to-four family mortgage loans in the loan portfolio, the level and nature of its charge offs and recoveries, the strong housing market and the volume of its loan activity, the Company made $60,000 in loan loss provisions during fiscal 2004. The allowance for loan losses totaled $460,000, or .49% of total loans, at June 30, 2004, compared to $410,000, or .44% of total loans, at June 30, 2003. Non-accruing loans totaled $55,000 at June 30, 2004 compared to $482,000 at June 30, 2003. The Company’s ratio of allowance for loan losses to non-performing loans was 829.0% at June 30, 2004 compared to 84.8% at June 30, 2003. The $460,000 allowance for loan losses at June 30, 2004 was determined by the Company to be consistent with its policy for the establishment and maintenance of adequate levels of loan loss reserves.

At June 30, 2004, the Company was aware of no regulatory directives or suggestions that the Company make additional provisions for losses on loans. Although the Company believes its allowance for loan losses is at a level that it considers to be adequate to provide for probable accrued losses, there can be no assurance that such losses will not exceed the estimated amounts.

NON-INTEREST INCOME

Non-interest income increased $355,000 to $1.6 million in fiscal 2004 from $1.2 million in fiscal 2003. The increase in non-interest income in fiscal 2004 is primarily attributed to a $433,000 gain on the satisfaction of deficiency judgments resulting from the payment in full of a loan workout agreement and an $87,000 gain from the sale of a non-performing loan without recourse. Offsetting these gains, were a $143,000 decrease in loan fees and service charges and a $39,000 decrease in deposit related fees. The decrease in loan fees and service charges in fiscal 2004 is attributed to a decrease in loan origination activity compared to the prior fiscal year.

NON-INTEREST EXPENSE

Non-interest expense decreased $76,000 to $4.6 million in fiscal 2004 compared with the prior year period. The primary factors for the decrease in non-interest expense in fiscal 2004 were a $43,000 decrease in office occupancy and equipment expense and a $27,000 decrease in computer software and support expense. The decrease in computer software and support expense is primarily attributed to the elimination of costs associated with the conversion to a new computer network operating system during the prior year. The decrease in office occupancy and equipment expense is primarily attributed to a $46,000 decrease in depreciation expense.

INCOME TAXES

Provisions for income taxes increased by $158,000 to $520,000 in fiscal 2004 from $362,000 in fiscal 2003 primarily due to the increase in operating income in the current fiscal year as compared to the prior year.

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

Interest on loans receivable increased $293,000, or 5.4%, in fiscal 2003 to $5.7 million compared with fiscal 2002. The increase in interest income was attributed to an $11.9 million increase in the average outstanding balance of net loans receivable to $90.9 million in fiscal 2003 from $79.0 million in fiscal 2002. The increase in the average outstanding balance of loans receivable was offset by a decrease in the average yield earned on loans receivable to 6.32% in fiscal 2003 from 6.89% in fiscal 2002 due to prepayments of higher yielding fixed rate loans and lower yielding originations in a low interest rate environment.

Interest on mortgage-backed securities decreased $427,000, or 48.8%, to $448,000 in fiscal 2003 compared with fiscal 2002. The decrease in interest income was attributed to a $5.7 million decrease in the average outstanding balance of mortgage-backed securities to $8.0 million in fiscal 2003 from $13.7 million in fiscal 2002 as well as a decrease in the average yield earned on mortgage-backed securities to 5.63% in fiscal 2003 from 6.40% in fiscal 2002.

Interest earned on investment securities decreased $958,000, or 64.9%, to $518,000 in fiscal 2003. The decrease in interest income resulted from a $15.2 million decrease in the average outstanding balance of investment securities to $11.4 million in fiscal 2003 from $26.6 in fiscal 2002 as well as a decrease in the average yield earned on investment securities to 4.55% in fiscal 2003 compared to 5.54% in fiscal 2002.

Interest earned on interest bearing deposits increased $82,000, or 18.5%, to $523,000 in fiscal 2003 compared with fiscal 2002. The increase in interest income is attributed to an $18.7 million increase in the average outstanding balance of interest bearing deposits to $38.1 million in fiscal 2003 from $19.4 million in fiscal 2002. The increase in the average outstanding balance of interest bearing deposits was offset by a decrease in the average yield earned on interest bearing deposits to 1.37% in fiscal 2003 from 2.27% in fiscal 2002. The Company increased its average balance of interest bearing deposits during fiscal 2003 in anticipation of an increase in economic activity and upward pressure on interest rates in fiscal 2004. The increase in interest bearing deposits in fiscal 2003 was partly funded by the $15.2 million decrease in the average outstanding balance of investment securities, discussed above.

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

PROVISIONS FOR LOSSES ON LOANS

The Company maintains an allowance for loan losses based upon management’s periodic evaluation of probable accrued losses in the portfolio based on known and inherent risks in the loan portfolio, the Company’s past loan loss experience, adverse situations that may affect borrowers’ ability to repay loans, estimated value of the underlying collateral and current and expected market conditions. After considering non-performing loans, the high concentration of one-to-four family mortgage loans in the loan portfolio, the level and nature of its charge offs and recoveries, the strong housing market and the volume of its loan activity, the Company made $60,000 in loan loss provisions during fiscal 2003. The allowance for loan losses totaled $410,000, or .44% of total loans, at June 30, 2003, compared to $350,000, or .41% of total loans, at June 30, 2002. Non-accruing loans totaled $482,000 at June 30, 2003 compared to $164,000 at June 30, 2002. The Company’s ratio of allowance for loan losses to non-performing loans was 84.8% at June 30, 2003 compared to 213.29% at June 30, 2002. The $410,000 allowance for loan losses at June 30, 2003 was determined by the Company to be consistent with its policy for the establishment and maintenance of adequate levels of loan loss reserves.

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

LIQUIDITY AND CAPITAL RESOURCES

The Company’s principal sources of funds are deposits, loan and mortgage- backed securities repayments, proceeds from the maturities of investment securities and other funds provided by operations.

The Company maintains investments in liquid assets based upon management’s assessment of (i) the Company’s need for funds, (ii) expected deposit flows, (iii) the yields available on short-term liquid assets and (iv) the objectives of the Company’s asset/liability management program. At June 30, 2004 the Association had commitments to originate $1.8 million in single family mortgage loans and commitments to sell $582,000 in loans. The Company considers its liquidity and capital reserves sufficient to meet its outstanding short and long-term needs. The Company expects to be able to fund or refinance, on a timely basis, its material commitments and long-term liabilities. The Company’s liquidity, represented by cash and cash equivalents, is a combination of its operating, investing and financing activities. These activities are summarized in the following table for the years ended June 30, 2004 and 2003.

	For the Year
	Ended June 30,
	2004	2003
	(Dollars in Thousands)
Net income	$1,043	$690
Adjustments to reconcile net income to net cash provided (for) by operating activities	(163)	546

Net cash provided by operating activities	880	1,236
Net cash provided by investing activities	7,546	6,328
Net cash provided (for) by financing activities	(7,350)	8,936

Net change in cash and cash equivalents	1,076	16,500
Cash and cash equivalents at beginning of year	49,421	32,921

Cash and cash equivalents at end of year	$50,497	$49,421

At June 30, 2004 Midland Federal had tangible and core capital of $10.4 million, or 6.77% of adjusted total assets, which was approximately $8.1 million and $5.8 million above the minimum requirements for capital adequacy purposes in effect on that date of 1.5% and 3.0%, respectively, of adjusted total assets.

At June 30, 2004 Midland Federal had total capital of $10.9 million and risk-weighted assets of $81.3 million, or total capital of 13.35% of risk-weighted assets. This amount was approximately $4.4 million above the 8.0% requirement for capital adequacy purposes in effect on that date.

IMPACT OF NEW ACCOUNTING STANDARDS

The following does not constitute a comprehensive summary of all material changes or developments affecting the manner in which the Company keeps its books and records and performs its financial accounting responsibilities. It is intended only as a summary of some of the recent pronouncements made by the Financial Accounting Standards Board (“FASB”), which are of particular interest to financial institutions.

In December 2003, the American Institute of Certified Public Accountants (“AICPA”) released Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” (“SOP 03-3”). SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable to credit quality. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. Adoption of this Statement is not expected to have a material impact on the Company’s consolidated financial statements.

In March 2004, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 105 (“SAB No. 105”), “Application of Accounting Principles to Loan Commitments.” SAB No. 105 prohibits the inclusion of estimated servicing cash flows and internally developed intangible assets within the valuation of interest rate lock commitments under Statement of Accounting Standards No. 133. SAB No. 105 is effective for disclosures and interest rate lock commitments initiated after March 31, 2004. Adoption of this Bulletin did not have a material impact on the Company’s consolidated financial statements.

IMPACT OF INFLATION AND CHANGING PRICES

The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with Generally Accepted Accounting Principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company’s operations. Unlike most industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company’s performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

COMMON STOCK

As of June 30, 2004, there were approximately 60 holders of record of the Company’s common stock and 372,600 shares of issued and outstanding common stock. The Company’s common stock is quoted on the Electronic Bulletin Board of the National Association of Securities Dealers, Inc. under the symbol “MCPH”.

The following table sets forth, for the periods shown, the high and low prices of the common stock and cash dividends per share declared. The prices reflect inter-dealer quotations without retail mark-up, mark-down or commissions and do not necessarily represent actual transactions.

Quarter ended	High	Low	Cash dividends declared
September 30, 2002	$27.00	$21.55	$0.15
December 31, 2002	26.85	22.00	0.15
March 31, 2003	32.00	28.75	0.15
June 30, 2003	31.50	28.50	0.15
September 30, 2003	$32.25	$28.00	$0.17
December 31, 2003	35.75	30.30	0.17
March 31, 2004	40.00	34.25	0.17
June 30, 2004	38.00	35.75	0.17

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors
Midland Capital Holdings Corporation
Bridgeview, Illinois

We have audited the consolidated statements of financial condition of Midland Capital Holdings Corporation and subsidiaries as of June 30, 2004 and 2003, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ending June 30, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Midland Capital Holdings Corporation and subsidiaries at June 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ending June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

August 10, 2004
Palos Hills, Illinois

MIDLAND CAPITAL HOLDINGS CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Financial Condition

	June 30,
	2004	2003
Assets
Cash and amounts due from depository institutions	$3,786,039	3,742,724
Interest-bearing deposits	46,710,590	45,678,341

Total cash and cash equivalents	50,496,629	49,421,065
Investment securities available for sale, at fair value (note 2)	1,234,375	6,388,900
Mortgage-backed securities, held to maturity (fair value:
2004 - $2,980,932; 2003 - $6,425,722) (note 3)	2,941,517	6,272,466
Loans receivable (net of allowance for loan losses: 2004 - $459,472; 2003 - $409,560) (note 4)	93,961,360	92,932,253
Loans receivable held for sale (note 5)	581,500	367,300
Stock in Federal Home Loan Bank of Chicago	1,061,800	996,200
Accrued interest receivable (note 6)	359,702	448,762
Office properties and equipment - net (note 7)	2,376,025	2,607,389
Prepaid expenses and other assets (note 8)	547,453	542,049

Total assets	153,560,361	159,976,384

Liabilities and Stockholders’ Equity
Liabilities:
Deposits (note 9)	140,436,704	147,489,604
Advance payments by borrowers for taxes and insurance	954,259	998,779
Other liabilities (note 10)	427,084	431,854

Total liabilities	141,818,047	148,920,237

Stockholders’ Equity:
Preferred stock, $.01 par value: authorized 50,000 shares; none outstanding	—	—
Common stock, $.01 par value: authorized 600,000 shares; issued and outstanding 372,600 shares at June 30, 2004 and 2003	3,726	3,726
Additional paid-in capital	3,395,580	3,395,580
Retained earnings - substantially restricted	8,176,334	7,387,034
Accumulated other comprehensive income, net of income taxes	166,674	269,807

Total stockholders’ equity (notes 14 and 15)	11,742,314	11,056,147

Commitments and contingencies (notes 16 and 17)
Total liabilities and stockholders’ equity	$153,560,361	159,976,384

See accompanying notes to consolidated financial statements.

MIDLAND CAPITAL HOLDINGS CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Income

	Years Ended June 30,
	2004	2003	2002
Interest income:
Interest on loans	$5,502,835	5,738,429	5,445,564
Interest on mortgage-backed securities	205,278	447,705	874,514
Interest on investment securities	118,257	517,552	1,475,782
Interest on interest-bearing deposits	447,894	523,067	441,318
Dividends on FHLB stock	65,824	51,330	44,411

Total interest income	6,340,088	7,278,083	8,281,589

Interest expense:
Interest on deposits (note 9)	1,705,562	2,724,478	3,834,055

Total interest expense	1,705,562	2,724,478	3,834,055

Net interest income	4,634,526	4,553,605	4,447,534
Provision for loan losses	60,000	60,000	15,000

Net interest income after provision for loan losses	4,574,526	4,493,605	4,432,534

Non-interest income:
Loan fees and service charges	398,685	541,800	429,092
Deposit related fees	472,890	512,245	514,388
Commission income	70,282	70,254	73,868
Profit on sale of loans (notes 4 and 5)	101,769	27,128	43,819
Gain on satisfaction of foreclosure judgments (note 4)	433,285	—	—
Other income	86,160	56,938	66,901

Total non-interest income	1,563,071	1,208,365	1,128,068

Non-interest expense:
Staffing costs (notes 11 and 12)	2,634,908	2,627,468	2,380,528
Advertising	69,620	58,195	56,711
Occupancy and equipment expenses (note 7)	729,604	772,573	745,486
Data processing	212,688	206,745	209,141
Federal deposit insurance premiums	22,450	23,753	24,238
Legal, audit and examination services	160,976	141,113	124,521
Other	744,159	819,667	707,223

Total non-interest expense	4,574,405	4,649,514	4,247,848

Income before income taxes	1,563,192	1,052,456	1,312,754
Provision for income taxes (note 13)	520,524	362,273	446,414

Net income	$1,042,668	690,183	866,340

Earnings per share — basic	$2.80	1.88	2.38

Earnings per share — diluted	$2.80	1.88	2.36

See accompanying notes to consolidated financial statements.

MIDLAND CAPITAL HOLDINGS CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

				Accumulated
		Additional		Other
	Common	Paid-In	Retained	Comprehensive
	Stock	Capital	Earnings	Income	Total
Balance at June 30, 2001	$3,640	3,276,855	6,218,393	162,985	9,661,873

Comprehensive income:
Net income			866,340		866,340
Other comprehensive income, net of tax:
Unrealized holding gain during the year				35,770	35,770

Total comprehensive income			866,340	35,770	902,110
Dividends declared on common stock ($.46 per share)			(167,428)		(167,428)

Balance at June 30, 2002	3,640	3,276,855	6,917,305	198,755	10,396,555

Comprehensive income:
Net income			690,183		690,183
Other comprehensive income, net of tax:
Unrealized holding gain during the year				71,052	71,052

Total comprehensive income			690,183	71,052	761,235
Exercise of stock options	86	96,945			97,031
Tax benefit related to stock options exercised		21,780			21,780
Dividends declared on common stock ($.60 per share)			(220,454)		(220,454)

Balance at June 30, 2003	3,726	3,395,580	7,387,034	269,807	11,056,147

Comprehensive income:
Net income			1,042,668		1,042,668
Other comprehensive income, net of tax:
Unrealized holding loss during the year				(103,133)	(103,133)

Total comprehensive income			1,042,668	(103,133)	939,535
Dividends declared on common stock ($.68 per share)			(253,368)		(253,368)

Balance at June 30, 2004	$3,726	3,395,580	8,176,334	166,674	11,742,314

See accompanying notes to consolidated financial statements.

MIDLAND CAPITAL HOLDINGS CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Years Ended June 30,
	2004	2003	2002
Cash flows from operating activities:
Net income	$1,042,668	690,183	866,340
Adjustments to reconcile net income to net cash from operating activities:
Depreciation	270,315	316,663	322,450
Amortization of premiums and discounts on securities	(13,564)	7,427	(22,618)
Federal Home Loan Bank stock dividend	(65,600)	(51,100)	(44,200)
Provision for loan losses	60,000	60,000	15,000
Proceeds from sale of loans held for sale	1,054,750	1,902,945	3,160,571
Origination of loans held for sale	(1,268,950)	(1,530,439)	(3,449,100)
Profit on sale of loans	(101,769)	(27,128)	(43,819)
Decrease in accrued interest receivable	89,060	201,094	255,278
Decrease in accrued interest payable	(6,653)	(10,666)	(11,023)
Decrease in deferred income on loans	(244,135)	(23,163)	(140,684)
Decrease in other assets	62,579	281	62,140
Increase (decrease) in other liabilities	1,883	(299,980)	289,074

Net cash provided by operating activities	880,584	1,236,117	1,259,409

Cash flows from investing activities:
Proceeds from repayments of mortgage-backed securities, held to maturity	3,342,775	4,104,875	6,977,487
Proceeds from maturities of investment securities, held to maturity	—	10,000,000	10,080,000
Purchase of investment securities, available for sale	—	—	(4,998,531)
Proceeds from maturities and early redemption of investment securities, available for sale	5,000,000	—	10,000,000
Purchase of Federal Home Loan Bank stock	—	(48,500)	(69,700)
Loan disbursements	(41,776,527)	(54,341,935)	(38,379,056)
Loan repayments	40,615,105	46,720,391	21,216,903
Proceeds from sale of non-performing loan	403,366	—	—
Property and equipment expenditures	(38,951)	(107,468)	(772,709)

Net cash provided by investing activities	7,545,768	6,327,363	4,054,394

Cash flows from financing activities:
Deposit receipts	400,918,154	431,628,993	421,210,595
Deposit withdrawals	(409,569,491)	(425,169,131)	(417,924,197)
Interest credited to deposit accounts	1,598,437	2,586,073	3,653,606
Proceeds from exercise of stock options	—	97,031	—
Payment of dividends	(253,368)	(220,454)	(167,428)
(Decrease) increase in advance payments by borrowers for taxes and insurance	(44,520)	13,635	116,388

Net cash provided (for) by financing activities	(7,350,788)	8,936,147	6,888,964

Net change in cash and cash equivalents	1,075,564	16,499,627	12,202,767
Cash and cash equivalents at beginning of year	49,421,065	32,921,438	20,718,671

Cash and cash equivalents at end of year	$50,496,629	49,421,065	32,921,438

Cash paid during the year for:
Interest	$1,712,215	2,735,144	3,845,078
Income taxes	528,318	580,143	161,654

See accompanying notes to consolidated financial statements.

MIDLAND CAPITAL HOLDINGS CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1)	Summary of Significant Accounting Policies

Midland Capital Holdings Corporation (the “Company”) is a Delaware corporation incorporated in April, 1998 for the purpose of becoming the unitary thrift holding company for Midland Federal Savings and Loan Association (the “Association”). The reorganization transaction was completed pursuant to a Merger Agreement and Plan of Reorganization adopted by the Association’s Board of Directors on March 19, 1998 and approved by the Association’s shareholders on July 15, 1998. The effective date of the reorganization was July 23, 1998. As a result of the reorganization transaction, each outstanding share of common stock of the Association became, by operation of law, one share of common stock of the Company.

The accounting and reporting policies of the Company and its subsidiaries conform to accounting principles generally accepted in the United States of America and to general practice within the thrift industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following is a description of the more significant policies which the Company follows in preparing and presenting its consolidated financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, and its wholly owned subsidiary, Midland Federal Savings and Loan Association and the Association’s wholly-owned subsidiaries, Midland Service Corporation, MS Insurance Agency and Bridgeview Development Company. Significant intercompany transactions and balances have been eliminated in consolidation.

Industry Segments

The Company operates principally in the thrift industry through its subsidiary savings and loan. As such, substantially all of the Company’s revenues, net income, identifiable assets and capital expenditures are related to thrift operations.

Investment Securities, Available for Sale

Investment securities available for sale are recorded in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115 “Accounting for Certain Investments in Debt and Equity Securities”. SFAS No. 115 requires the use of fair value accounting for securities available for sale or trading and retains the use of the amortized cost method for securities the Company has the positive ability and intent to hold to maturity.

SFAS No. 115 requires the classification of debt and equity securities into one of three categories: held to maturity, available for sale, or trading. Held to maturity securities are measured at amortized cost. Unrealized gains and losses for trading securities are included in income. Unrealized holding gains and losses on available for sale securities are excluded from income and reported net of taxes as a separate component of stockholders’ equity.

The Company has designated certain investments in U.S. Government and Agency securities as available for sale, and has recorded these investments at their current fair value. Premiums and discounts are amortized and accreted into income over the remaining life of the security using the level yield method. Unrealized gains and losses are recorded in a valuation account which is included, net of income taxes, as a separate component of stockholders’ equity. Gains and losses on the sale of these securities are determined using the specific identification method and are reflected in earnings when realized.

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

Loan origination fees and certain direct loan origination costs are deferred in accordance with SFAS No. 91 “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases”. This statement requires that loan origination fees and direct loan origination costs for a completed loan be netted and then deferred and recognized as an adjustment to yield over the contractual life of the loan.

The Company has adopted the provisions of SFAS No. 114 “Accounting by Creditors for Impairment of a Loan” and SFAS No. 118 “Accounting by Creditors for Impairment of a Loan — Income Recognition and Disclosures”. These statements apply to all loans that are identified for evaluation except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment. These loans include, but are not limited to, credit card, residential mortgage and consumer installment loans. Of the loans which are to be evaluated for impairment, management has determined that there were no loans at June 30, 2004 and 2003, nor during the years ended June 30, 2004 and 2003, which met the definition of an impaired loan. A loan is considered impaired when it is probable that a creditor will be unable to collect contractual principal and interest due according to the contractual terms of the loan agreement.

Loans Receivable Held for Sale

That portion of loans receivable designated as held for sale are recorded at the lower of cost or fair value in accordance with SFAS No. 65 “Accounting for Certain Mortgage Banking Activities”. Unrealized declines in fair value are reflected as a charge to current earnings.

Mortgage Servicing Rights

The Company generally retains the right to service mortgage loans sold to others. The cost allocated to mortgage servicing rights has been recognized as a separate asset and is being amortized in proportion to and over the period of estimated net servicing income, using a method that approximates a level yield and taking into consideration prepayment of the underlying loans. Mortgage servicing rights are periodically evaluated for impairment based on the fair value of those rights. Fair values are estimated using discounted cash flows based on current market rates of interest. The carrying value of the Company’s mortgage serving rights, in relation to estimated servicing values, and the related amortization is reviewed by management on a quarterly basis. See Note 5 for a discussion of the current year impact on financial position and results of operations.

1)	Summary of Significant Accounting Policies (continued)

Allowance for Loan Losses

The determination of the allowance for loan losses involves material estimates that are susceptible to significant change in the near term. The allowance for loan losses is maintained at a level adequate to provide for losses through charges to operating expense. The allowance is based upon past loss experience and other factors which, in management’s judgement, deserve current recognition in estimating losses. Such factors considered by management include growth and composition of the loan portfolio, the relationship of the allowance for losses to outstanding loans and economic conditions.

Management believes that the allowance is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgements about information available to them at the time of their examination.

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

Weighted average shares used in calculating earnings per share are summarized below.

	Years Ended June 30,
	2004	2003	2002
Weighted average number of common shares outstanding used in basic EPS calculation	372,600	367,283	363,975
Add common stock equivalents for shares issuable under Stock Option Plans	—	—	3,882

Weighted average number of shares outstanding adjusted for common stock equivalents	372,600	367,283	367,857

Net income	$1,042,668	690,183	866,340
Basic earnings per share	$2.80	1.88	2.38
Diluted earnings per share	$2.80	1.88	2.36

2)	Investment Securities, Available for Sale

The amortized cost and fair value of investment securities available for sale are as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
June 30, 2004
United States Treasury bond	$981,839	252,536	—	1,234,375

Weighted average interest rate	7.60%

June 30, 2003
Federal National Mortgage Association notes	$4,999,220	29,680	—	5,028,900
United States Treasury bond	980,881	379,119	—	1,360,000

	$5,980,101	408,799	—	6,388,900

Weighted average interest rate	4.23%

The contractual maturity of investment securities available for sale are summarized as follows:

	June 30, 2004		June 30, 2003
	Amortized	Fair	Amortized	Fair
Term to Maturity	Cost	Value	Cost	Value
Due in one year or less	$—	—	4,999,220	5,028,900
Due after ten years through fifteen years	981,839	1,234,375	980,881	1,360,000

	$981,839	1,234,375	5,980,101	6,388,900

There were no sales of investment securities available for sale during any of the periods presented. The change in net unrealized gains and losses during the current year of $156,263, net of the tax effect of $53,130, resulted in a $103,133 charge to stockholders’ equity.

3)	Mortgage-Backed Securities, Held to Maturity

Mortgage-backed securities, held to maturity, are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
June 30, 2004
Participation certificates:
FHLMC — Adjustable rate	$1,707,372	17,058	—	1,724,430
FNMA — Adjustable rate	921,361	11,308	—	932,669
FHLMC — Fixed rate	178,240	3,734	—	181,974
FNMA — Fixed rate	90,551	7,315	—	97,866
GNMA — Fixed rate	43,993	—	—	43,993

	$2,941,517	39,415	—	2,980,932

Weighted average interest rate	3.88%

June 30, 2003
Participation certificates:
FHLMC — Adjustable rate	$2,520,373	49,507	—	2,569,880
FNMA — Adjustable rate	988,737	20,388	—	1,009,125
FHLMC — Fixed rate	2,262,411	42,735	—	2,305,146
FNMA — Fixed rate	434,080	37,617	—	471,697
GNMA — Fixed rate	66,865	3,009	—	69,874

	$6,272,466	153,256	—	6,425,722

Weighted average interest rate	5.09%

4)	Loans Receivable

Loans receivable are summarized as follows:

	June 30,
	2004	2003
Mortgage loans:
One-to-four family	$90,636,479	89,424,113
Multi-family	1,118,995	1,993,811
Non-residential	821,322	686,662
Construction	—	250,000

Total mortgage loans	92,576,796	92,354,586

Other loans:
Loans on deposit accounts	311,128	292,747
Auto loans	464,871	336,332
Education loans	587,107	658,326
Credit card loans	159,061	138,652
Other	17,021	15,215

Total other loans	1,539,188	1,441,272

Commercial business loans	25,815	18,933

Total loans receivable	94,141,799	93,814,791

Less:
Loans in process	109,190	617,066
Net deferred yield adjustments	(397,787)	(406,725)
Allowance for uncollected interest	9,564	262,637
Allowance for loan losses	459,472	409,560

Loans receivable, net	$93,961,360	92,932,253

Weighted average interest rate	5.78%	6.22%

Activity in the allowance for loan losses is summarized as follows:

	Years Ended June 30,
	2004	2003	2002
Balance, beginning of year	$409,560	350,260	359,445
Provision for loan losses	60,000	60,000	15,000
Recoveries previously charged-off	8,215	—	14,361
Charge-offs	(18,303)	(700)	(38,546)

Balance, end of year	$459,472	409,560	350,260

Delinquent loans (loans having payments past due ninety days or more) at June 30, 2004 amounted to $55,425 or .1% of total loans in force. Comparable figures for 2003 were $482,758 or .5% of total loans.

During the current year, the Association sold a non-performing loan in the amount of $316,450 which was in foreclosure. The loan was sold to an unrelated third party without recourse for $403,366, resulting in a profit of $86,916. A majority of this profit was due to default interest that was added to the purchase price.

4)	Loans Receivable (continued)

The Association has held forbearance agreements since 1996 to resolve non-performance on three loans that were cross-collateralized by a multi-family residential property located in Chicago, Illinois. As a result of the agreements, excess cash flow from the Chicago multi-family property was used to reduce the amounts due on the three loans. The Association also held $433,285 in deficiency judgments stemming from various foreclosure actions on residential properties located in Florida that were also cross-collateralized by the Chicago multi-family property under the agreements. This amount was expensed and charged-off in a prior period. During the current year, the Chicago multi-family property was sold and the proceeds were sufficient to repay the existing mortgage on that property in full, the remaining obligations due on the three loans and the deficiency judgments, all in satisfaction of the forbearance agreements.

Loans to directors and executive officers aggregated $676,888 at June 30, 2004 and $619,675 at June 30, 2003. Such loans are made on substantially the same terms as those for other loan customers.

5)	Loans Receivable Held for Sale

The Company sells loans in the secondary market under various programs. During the years ended June 30, 2004, 2003 and 2002, the Company sold first mortgage loans totaling $1,054,750, $1,902,945 and $3,160,571 in the secondary market. The Company retained the servicing on these loans. Proceeds from the sale of these loans during the years ended June 30, 2004, 2003 and 2002 were $1,054,750, $1,902,945 and $3,160,571 with no gain or loss realized on those sales. In addition, the Company recorded a gain of $14,853, $27,128 and $43,819 for the years ended June 30, 2004, 2003 and 2002 on loan sales from the establishment of a mortgage servicing right asset. During the years ended June 30, 2004, 2003 and 2002, the Company amortized $56,402, $42,322 and $19,468 of mortgage servicing rights against current servicing fee income.

As of June 30, 2004, $581,500 of newly originated fixed rate thirty year original term loans qualifying for sale into the secondary market were classified in this portfolio. Loans held for sale are valued at the lower of cost or fair value in accordance with accounting principles generally accepted in the United States of America. There were no recognized, but unrealized, losses at June 30, 2004 and 2003.

At June 30, 2004, 2003 and 2002, loans serviced for others amounted to $6,014,542, $9,398,448 and $11,277,638 respectively.

6)	Accrued Interest Receivable

Accrued interest receivable is summarized as follows:

	June 30,
	2004	2003
Investment securities	$9,375	56,918
Mortgage-backed securities	14,665	35,916
Loans receivable	335,662	355,928

	$359,702	448,762

7)	Office Properties and Equipment

Office properties and equipment are summarized as follows:

	June 30,
	2004	2003
Land	$416,595	416,595
Buildings	2,331,939	2,331,939
Easement for parking lot and driveway	223,050	223,050
Leasehold improvements — Homer Glen	579,253	579,253
Furniture, fixtures and equipment	2,860,958	2,822,007

	6,411,795	6,372,844
Less accumulated depreciation	4,035,770	3,765,455

	$2,376,025	2,607,389

Depreciation of office properties and equipment for the years ended June 30, 2004, 2003 and 2002 amounted to $270,315, $316,663 and $322,450 respectively.

During July 1998, the Association entered into a lease for retail space and vacant land in Homer Glen, Illinois. The retail space is leased for a period of ten years with a single ten year renewal option. The vacant land is leased for ten years with eight successive ten year renewal options and is contiguous to both the leased retail space and land previously purchased by the Association.

During the current year, the Association exercised their option to purchase the vacant land discussed above in the amount of approximately $23,800. The property was scheduled to close in August, 2004.

The Association established a full service branch banking facility at this location. Rent expense at the Homer Glen, Illinois location for the years ended June 30, 2004, 2003 and 2002 amounted to $51,009, $49,045 and $46,495 respectively. Rent expense includes charges for real estate taxes and insurance, and other costs of occupancy relating to common areas shared with other tenants.

Minimum rental commitments under the above leases, exclusive of future escalation charges for real estate taxes, insurance and occupancy costs are approximately as follows:

Year ended June 30, 2005	$39,520
Year ended June 30, 2006	41,480
Year ended June 30, 2007	43,536
Thereafter through June 30, 2009	92,144

8)	Prepaid Expenses and Other Assets

Prepaid expenses and other assets consist of the following:

	June 30,
	2004	2003
Prepaid federal insurance premiums	$5,158	5,851
Prepaid insurance	59,057	77,976
Other prepaid expenses	126,711	122,621
Mortgage servicing rights	56,242	97,791
Deferred federal income tax benefit — net (a)	181,211	119,533
Accounts receivable and other assets	119,074	118,277

	$547,453	542,049

(a)	Significant components of the deferred tax assets and liabilities are as follows:

	June 30,
	2004	2003
Deferred tax assets:
Tax basis of office building in excess of book basis	$392,505	412,833
Book allowance for loan losses	156,040	139,070

Total deferred tax assets	548,545	551,903

Deferred tax liabilities:
Loan fees deferred for financial reporting purposes, net of costs	153,265	150,049
Accelerated tax depreciation	4,467	27,766
FHLB stock dividends	104,618	82,314
Mortgage servicing rights	19,122	33,249
Unrealized gain on securities available for sale	85,862	138,992

Total deferred tax liabilities	367,334	432,370

Net deferred tax benefit	$181,211	119,533

9)	Deposits

Deposit accounts are summarized as follows:

	June 30,
	2004	2003
Passbook accounts	$59,697,411	56,420,273
NOW accounts	12,982,903	13,785,293
Money market accounts	7,497,335	7,648,455
Non-interest bearing demand deposit accounts	12,097,020	11,647,108

	92,274,669	89,501,129

Certificates of deposit by interest rate:
0.75 - 1.00%	3,209,598	233,256
1.01 - 2.00	32,082,845	32,536,264
2.01 - 3.00	10,075,339	15,204,130
3.01 - 4.00	2,794,253	8,615,367
4.01 - 5.00	—	1,141,162
5.01 - 6.00	—	258,296

	48,162,035	57,988,475

	$140,436,704	147,489,604

The weighted average rate on deposit accounts at June 30, 2004 and 2003 was 1.01% and 1.38% respectively.

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $7,950,000 and $11,521,000 at June 30, 2004 and 2003, respectively.

A summary of certificates of deposit by maturity is as follows:

	June 30,
	2004	2003
Within 12 months	$45,384,440	54,859,232
12 months to 24 months	2,121,274	2,176,027
24 months to 36 months	656,321	953,216

Total	$48,162,035	57,988,475

Interest expense on deposits consists of the following:

	Years Ended June 30,
	2004	2003	2002
Passbook accounts	$508,804	849,284	1,152,317
Certificate accounts	1,013,354	1,539,654	2,188,361
NOW and money market accounts	183,404	335,540	493,377

Total	$1,705,562	2,724,478	3,834,055

10)	Other Liabilities

Other liabilities consist of the following:

	June 30,
	2004	2003
Accrued interest on deposits	$7,968	14,621
Accrued real estate taxes	134,600	135,111
Accrued federal income taxes	26,755	26,000
Other accrued expenses	176,089	180,100
Outstanding bank drafts	30,153	37,871
Other accounts payable	51,519	38,151

	$427,084	431,854

11)	Retirement Plans and Other Employee Benefits

The Association participates in the Financial Institution’s Retirement Fund, a tax-qualified pension trust, which covers all eligible employees. The Plan meets the criteria of a multiemployer pension plan as defined in Financial Accounting Standards Board Statement No. 87, “Employers’ Accounting for Pensions” and as such, does not make separate actuarial valuations with respect to each employer, nor does it segregate plan assets. The practice with respect to multiemployer plans has been to accept employer’s contributions that are paid as its expense for accounting purposes. A contribution of $211,753, $157,362 and $106,874 were paid and expensed by the Association for the years ended June 30, 2004, 2003 and 2002, respectively.

In addition, the Association established a qualified defined contribution plan (401(k) Plan) which covers all full-time employees having a minimum of twelve months of service and who are at least twenty-one years of age. Eligible employees may contribute from 2% to 15% of their monthly salaries. The Association will contribute an amount equal to 50%, 75% or 100% of the monthly contribution up to 3% of salary, depending upon years of employment. Employer contributions to the Plan amounted to $43,077, $37,734 and $36,948 for the years ended June 30, 2004, 2003 and 2002, respectively.

12)	Stock Option Plan

In conjunction with the Conversion, the Company adopted the 1993 Stock Option and Incentive Plan (the “Stock Option Plan”) for the benefit of the senior officers and directors of the Company. The number of shares of common stock authorized under the Stock Option Plan was 34,500, equal to 10.0% of the total number of shares issued in the Conversion. Future grants are determined by the Board of Directors at option prices that are not less than the fair market value of the stock at the grant date and expire no later than ten years from the date of grant. All options granted under the Stock Option Plan become exercisable immediately. The following is an analysis of the stock option activity for each of the years in the three year period ended June 30, 2004 and the stock options outstanding at the end of the respective periods:

	Number	Exercise Price
Options	of Shares	Per Share	Total
Outstanding at June 30, 2001	8,625	$10.00-16.25	$97,031
Granted	0
Exercised	0

Outstanding at June 30, 2002	8,625	10.00-16.25	97,031
Granted	0
Exercised	(8,625)	(10.00-16.25)	(97,031)

Outstanding at June 30, 2003	—		—
Granted	0
Exercised	0

Outstanding at June 30, 2004	—	$—	$—

Options available for future grants at June 30, 2004	6,900

The Company accounts for its stock options in accordance with Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”). Under APB 25, as the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The Company has implemented SFAS No. 123 “Accounting for Stock-Based Compensation”. The Company will retain its current accounting method for its stock based compensation plans. This statement will only result in additional disclosures for the Company, and as such, its adoption is not expected to have a material impact on the Company’s financial condition or its results of operations.

The following summarizes the pro forma net income and earnings per shares as if the fair value method of accounting for stock-based compensation plans had been utilized:

	Years Ended June 30,
	2004	2003	2002
Net income (as reported)	$1,042,668	690,183	866,340
Pro forma net income	1,042,668	690,183	866,340
Earnings per share — diluted (as reported)	$2.80	1.88	2.36
Pro forma diluted earnings per share	2.80	1.88	2.36

The pro forma results presented above may not be representative of the effects reported in pro form net income for future years.

13)	Income Taxes

As a result of legislation that changed the method used by many thrifts to calculate their bad debt reserve for federal income tax purposes, the Association must recapture that portion of the reserve that exceeds the amount that could have been taken under the experience method for tax years beginning after December 31, 1987. The legislation also requires thrifts to account for bad debts for federal income tax purposes on the same basis as commercial banks for tax years beginning after December 31, 1995. The recapture is occurring over a six year period. The commencement of the recapture by the Association was delayed two years as the Association met certain residential lending requirements. For the three years ended June 30, 2004, the Association recaptured approximately $71,000 in excess bad debt reserves resulting in tax payments of approximately $24,000 which were previously accrued. The pre-1988 reserve provisions are subject only to recapture requirements if the Association no longer qualifies as a thrift. Tax bad debt deductions accumulated prior to 1988 by the Association and included in retained earnings total approximately $1,100,000. No deferred income taxes have been provided for these bad debt deductions and no recapture of these amounts is anticipated.

	Years Ended June 30,
	2004	2003	2002
Current	$529,072	362,448	421,495
Deferred	(8,548)	(175)	24,919

	$520,524	362,273	446,414

A reconciliation of the statutory federal income tax rate to effective income tax rate is as follows:

	Years Ended June 30,
	2004	2003	2002
Statutory federal income tax rate	34.0%	34.0%	34.0%
Other	(.7)	.4	—

Effective income tax rate	33.3%	34.4%	34.0%

Deferred federal income tax expense consists of the following tax effects of timing differences:

	Years Ended June 30,
	2004	2003	2002
Loan fees net of costs	$3,216	14,397	38,900
Depreciation	(2,971)	5,374	(2,098)
FHLB stock dividends	22,304	17,374	15,028
Book loan loss provision in excess of tax deduction	(16,970)	(20,162)	(23,198)
Recapture of bad debt reserve	—	(11,992)	(11,992)
Mortgage servicing rights	(14,127)	(5,166)	8,279

	$(8,548)	(175)	24,919

14)	Regulatory Capital Requirements

The Association is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum total requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Association’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt correction action, the Association must meet specific capital guidelines that involve quantitative measures of the Association’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association’s capital amounts and classification are also subject to quantitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require all savings institutions to maintain minimum amounts and ratios, set forth in the table below of the total risk-based, tangible and core capital, as defined in the regulations. Management believes, as of June 30, 2004, that the Association meets all capital adequacy requirements to which it is subject.

The Association, according to federal regulatory standards, is well-capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, the Association must maintain minimum total risk-based, tangible, and core ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution’s category.

At June 30, 2004 and 2003, the Association’s actual capital amounts and ratios, minimum amounts and ratios required for capital adequacy purposes and minimum amounts and ratios to meet the well-capitalized criteria under prompt corrective action provisions, are as follows:

					To Be Well-
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
June 30, 2004
Tangible	$10,412,617	6.77%	$2,307,000	1.50%	$	N/A	N/A	%
Core	10,412,617	6.77	4,614,000	3.00		7,689,000	5.00
Risk-based	10,857,089	13.35	6,505,000	8.00		8,131,000	10.00
June 30, 2003
Tangible	$9,422,982	5.88%	$2,404,000	1.50%	$	N/A	N/A	%
Core	9,422,982	5.88	4,808,000	3.00		8,013,000	5.00
Risk-based	9,817,542	11.98	6,555,000	8.00		8,194,000	10.00

14)	Regulatory Capital Requirements (continued)

	Tangible	Core	Risk-based
	Capital	Capital	Capital
June 30, 2004
Stockholders’ equity	$10,584,915	10,584,915	10,584,915
Unrealized gain on securities available for sale, net of taxes	(166,674)	(166,674)	(166,674)
Retained mortgage servicing rights	(5,624)	(5,624)	(5,624)
General loss allowances	—	—	459,472
Direct equity investments	—	—	(15,000)

Regulatory capital computed	$10,412,617	10,412,617	10,857,089

A reconciliation of the Association’s equity capital at June 30, 2004 is as follows:

Stockholders’ equity	$11,742,314
Less Company stockholders’ equity not available for regulatory capital	(1,157,399)

Stockholders’ equity of the Association	$10,584,915

	Tangible	Core	Risk-based
	Capital	Capital	Capital
June 30, 2003
Stockholders’ equity	$9,702,568	9,702,568	9,702,568
Unrealized gain on securities available for sale, net of taxes	(269,807)	(269,807)	(269,807)
Retained mortgage servicing rights	(9,779)	(9,779)	(9,779)
General loss allowances	—	—	409,560
Direct equity investments	—	—	(15,000)

Regulatory capital computed	$9,422,982	9,422,982	9,817,542

A reconciliation of the Association’s equity capital at June 30, 2003 is as follows:

Stockholders’ equity	$11,056,147
Less Company stockholders’ equity not available for regulatory capital	(1,353,579)

Stockholders’ equity of the Association	$9,702,568

15)	Stockholders’ Equity

As part of the Conversion, the Association established a liquidation account for the benefit of all eligible depositors who continue to maintain their deposit accounts in the Association after conversion. In the unlikely event of a complete liquidation of the Association, each eligible depositor will be entitled to receive a liquidation distribution from the liquidation account, in the proportionate amount of the then current adjusted balance for deposit accounts held, before distribution may be made with respect to the Association’s capital stock. The Association may not declare or pay a cash dividend on, or repurchase any of, its capital stock if the effect thereof would cause the retained earnings of the Association to be reduced below the amount required for the liquidation account. Except for such restrictions, the existence of the liquidation account does not restrict the use or application of retained earnings.

In addition, the Association may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause stockholders’ equity to be reduced below applicable regulatory capital maintenance requirements or if such declaration and payment would otherwise violate regulatory requirements.

Unlike the Association, the Company is not subject to these regulatory restrictions on the payment of dividends to its stockholders. However, the Company’s source of funds for future dividends may depend upon dividends received by the Company from the Association.

16)	Financial Instruments with Off-Balance Sheet Risk

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

Commitments to originate mortgage loans of $1,722,300 at June 30, 2004 represents an amount which the Association plans to fund within the normal commitment period of 60 to 90 days. Of this amount, $1,472,300 are fixed rate commitments with rates ranging from 5.875% to 6.375% and $250,000 are in adjustable rate commitments. Because the credit worthiness of each customer is reviewed prior to extension of the commitment, the Association adequately controls their credit risk on these commitments, as it does for loans recorded on the balance sheet. The Association conducts all of its lending activities in the Chicagoland area. Management believes the Association has a diversified loan portfolio and the concentration of lending activities in these local communities does not result in an acute dependency upon economic conditions of the lending region.

The Association has approved, but unused, equity lines of credit of approximately $2,499,000 at June 30, 2004. In addition, the Association has approved, but unused, credit card lines of credit amounting to approximately $436,000. The Association has also issued outstanding letters of credit totaling $123,650.

17)	Contingencies

The Association is, from time to time, a party to certain lawsuits arising in the ordinary course of its business, wherein it enforces its security interest. Management believes that the Company and the Association are not engaged in any legal proceedings of a material nature at the present time.

18)	Subsequent Event

At the July, 2004 Board of Directors’ meeting, the Company declared a quarterly dividend of $.20 per share, totaling $74,520, payable August 12, 2004 to shareholders of record as of August 2, 2004.

19)	Disclosures About the Fair Value of Financial Instruments

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

The fair value of the Association’s off-balance-sheet instruments is nominal.

The estimated fair value of the Association’s financial instruments as of June 30, 2004 and 2003 are as follows:

	June 30, 2004
	Carrying	Fair
	Amount	Value
Financial assets:
Cash and cash equivalents	$50,496,629	50,496,629
Investment securities, available for sale	1,234,375	1,234,375
Mortgage-backed securities, held to maturity	2,941,517	2,980,932
Loans receivable, gross	94,723,299	94,995,000
Accrued interest receivable	359,702	359,702
Financial liabilities:
Deposits	140,436,704	140,396,000
Accrued interest payable	7,968	7,968

	June 30, 2003
	Carrying	Fair
	Amount	Value
Financial assets:
Cash and cash equivalents	$49,421,065	49,421,065
Investment securities, available for sale	6,388,900	6,388,900
Mortgage-backed securities, held to maturity	6,272,466	6,425,722
Loans receivable, gross	94,182,091	97,467,000
Accrued interest receivable	448,762	448,762
Financial liabilities:
Deposits	147,489,604	148,054,000
Accrued interest payable	14,621	14,621

20)	Condensed Parent Company Only Financial Statements

The following condensed statements of financial condition, as of June 30, 2004 and 2003 and condensed statements of income and cash flows for the years ended June 30 2004, 2003 and 2002 for Midland Capital Holdings Corporation should be read in conjunction with the consolidated financial statements and the notes thereto.

Statements of Financial Condition

	June 30,
	2004	2003
Assets
Cash and cash equivalents	$1,143,111	1,348,817
Loans receivable	14,893	—
Equity investment in the Association	10,403,781	9,418,301
Prepaid expenses and other assets	1,559	8,103

	11,563,344	10,775,221

Liabilities and Stockholders’ Equity
Liabilities:
Accrued taxes and other liabilities	2,164	3,341

Stockholders’ Equity:
Common stock	3,726	3,726
Additional paid-in capital	3,381,120	3,381,120
Retained earnings	8,176,334	7,387,034

Total stockholders’ equity	11,561,180	10,771,880

	$11,563,344	10,775,221

Statements of Income

	Years Ended June 30,
	2004	2003	2002
Interest income	$11,281	18,399	16,986
Non-interest expense	76,147	88,124	69,678

Net loss before income tax benefit and equity in earnings of subsidiaries	(64,866)	(69,725)	(52,692)
Benefit from income taxes	22,054	23,706	17,915

Net loss before equity in earnings of subsidiaries	(42,812)	(46,019)	(34,777)
Equity in earnings of subsidiaries	1,085,480	736,202	901,117

Net income	$1,042,668	690,183	866,340

20)	Condensed Parent Company Only Financial Statements (continued)

Statements of Cash Flows

	Years Ended June 30,
	2004	2003	2002
Cash flows from operating activities:
Net income	$1,042,668	690,183	866,340
Equity in earnings of the Association	(1,085,480)	(736,202)	(901,117)
Decrease in prepaid expenses and other assets	6,544	20,343	11,102
(Decrease) increase in accrued taxes and other liabilities	(1,177)	(1,399)	1,751

Net cash provided for operating activities	(37,445)	(27,075)	(21,924)

Cash flows from investing activities:
Loan disbursements	(15,000)	—	—
Loan repayments	107	—	—

Net cash provided for investing activities	(14,893)	—	—

Cash flows from financing activities:
Proceeds from exercise of stock options	—	97,031	—
Dividends received from Association	100,000	610,000	410,000
Dividends paid on common stock	(253,368)	(220,454)	(167,428)

Net cash provided (for) by financing activities	(153,368)	486,577	242,572

Net change in cash and cash equivalents	(205,706)	459,502	220,648
Cash and cash equivalents at beginning of year	1,348,817	889,315	668,667

Cash and cash equivalents at end of year	$1,143,111	1,348,817	889,315

Officers and Directors

Officers	Directors
Paul Zogas President, Chief Executive Officer and Chief Financial Officer of the Company and the Association	Paul Zogas President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board for the Company and the Association

Charles Zogas Executive Vice President, Chief Operating Officer, Secretary and Treasurer of the Company and the Association	Charles Zogas Executive Vice President, Chief Operating Officer, Secretary and Treasurer

Richard Taylor Vice President, Trust Officer and Assistant Secretary of the Company and the Association	Richard Taylor Vice President, Trust Officer and Assistant Secretary

Janice Cecott Controller of the Company and the Association	Algerd Brazis Retired businessman and Director, Knights of Lithuania Mid-America District

Donna Chmiel Internal Auditor of the Company and the Association	Michael J. Kukanza Self-employed private investor

Lois Gajdorus Assistant Vice President of the Association	Jonas Vaznelis Retired businessman and Committee member of the Board of Zoning Appeals for Beverly Shores, Indiana.

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

Annual Report on Form 10-KSB

A copy of Midland Capital Holdings Corporation’s Annual Report on Form 10-KSB including financial statements, as filed with the SEC, is available without charge by writing to our Corporate Office, Attn: Charles Zogas, Executive Vice President, 8929 S. Harlem Avenue, Bridgeview, Illinois 60455.

Annual Meeting of Shareholders

The Annual Meeting of the Shareholders of Midland Capital Holdings Corporation will be held at 2:00 p.m., October 20, 2004, at the Corporate Office of the Company, 8929 S. Harlem Avenue, Bridgeview, Illinois. All shareholders are cordially invited to attend.

Stock Transfer Agent

Midland Capital Holdings Corporation’s transfer agent, Registrar and Transfer Company, maintains all stockholder records and can assist with stock transfer and registration, lost certificates or address change, changes or corrections in social security or tax identification numbers, and 1099 tax reporting questions.

If you have questions, please contact the stock transfer agent in writing at the address below:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
Attn: Corporate Relations

Corporate Counsel/Washington, D.C.
Luse, Gorman, Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, N.W. – Suite 400
Washington, D.C. 20015

Corporate Counsel/Chicago, Illinois
Kamm & Shapiro, Ltd.
318 W. Adams Street – Suite 1700
Chicago, Illinois 60606

Independent Auditors
Cobitz, VandenBerg & Fennessy
9944 South Roberts Road – Suite 202
Palos Hills, Illinois 60465