Form 10KSB, Exhibit 13
period 2005-06-30
MIDLAND CAPITAL HOLDINGS CORP
filed 2005-09-28
CIK 1061234

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
Table of Contents

Letter to Shareholders	2

Financial Highlights	3

Selected Consolidated Financial Information	4

Management’s Discussion and Analysis	6

Independent Auditor’s Report	22

Consolidated Statements of Financial Condition	23

Consolidated Statements of Income	24

Consolidated Statements of Changes in Stockholders’ Equity	25

Consolidated Statements of Cash Flows	26

Notes to Consolidated Financial Statements	27

To Our Shareholders,
     Midland Capital Holdings Corporation completed its fiscal year ended June 30, 2005 with earnings of $1.2 million, or $3.23 per diluted common share. The Company’s assets totaled $139.0 million at June 30, 2005 and the loan portfolio totaled $94.8 million at fiscal year end. Total stockholders’ equity rose to a record $12.7 million, resulting in a book value per common share of $34.08 at June 30, 2005.
     Asset quality remained excellent in fiscal 2005 with non-performing loans totaling .40% of total loans at June 30, 2005. The Company’s allowance for loan losses amounted to 0.48% of total loans at fiscal year end after net loan charge offs of less than .01% of total loans in fiscal 2005. Also at June 30, 2005, the Company’s ratio of stockholders’ equity to total assets rose to 9.14% and its banking subsidiary, Midland Federal Savings, continued to meet all of the regulatory capital requirements as a “well capitalized” savings institution during fiscal 2005.
     As a result of the Company’s positive financial performance the Board of Directors increased the amount of cash dividends paid to $0.80 per common share in fiscal 2005.
     As in years past, I wish to thank all of our stockholders and customers for their continued support. I look forward to building upon our accomplishments this year and to continued positive results in the coming year.

Sincerely,

/s/ Paul Zogas
Paul Zogas
Chairman and President

FINANCIAL HIGHLIGHTS

	Year Ended June 30,
	2005	2004	2003	2002	2001
	(Dollars in Thousands)
Total assets	$138,979	153,560	159,976	$150,589	142,496
Loans receivable, net	94,829	94,543	93,300	86,087	68,486
Mortgage-backed securities	1,920	2,942	6,272	10,360	17,310
Cash and cash equivalents	36,710	50,497	49,421	32,921	20,719
Investment securities	1,311	1,234	6,389	16,306	31,338
Deposits	124,836	140,437	147,490	138,444	131,504
Stockholders’ equity	12,697	11,742	11,056	10,397	9,662

For the Period:
Net interest income	$5,135	4,635	4,554	4,448	3,661
Net income	1,203	1,043	690	866	379

Per Common Share:
Book value per share outstanding	$34.08	31.51	29.67	28.56	26.55

Earnings per share outstanding
basic	$3.23	2.80	1.88	2.38	1.04
diluted	$3.23	2.80	1.88	2.36	1.03

Financial Ratios:
Stockholders’ equity to total assets	9.14%	7.65	6.91	6.90	6.78
Non-performing assets to total assets	.27%	.04	.30	.11	.16

Net charge-offs to total loans	.01%	.02	—	.03	.04
Net interest margin	3.71%	3.13	3.05	3.19	2.73
Operating expenses to average assets	3.07%	2.93	2.96	2.88	2.84
Return on average assets	.83%	.67	.44	.59	.27
Return on average Stockholders’ equity	9.89%	9.05	6.41	8.64	3.99

SELECTED CONSOLIDATED FINANCIAL INFORMATION
SELECTED FINANCIAL CONDITION DATA:

	At June 30,
	2005	2004	2003	2002	2001
	(In Thousands)
Total assets	$138,979	153,560	159,976	150,589	142,496
Loans receivable, net	94,829	94,543	93,300	86,087	68,486
Mortgage-backed securities	1,920	2,942	6,272	10,360	17,310
Cash and cash equivalents	36,710	50,497	49,421	32,921	20,719
Investment securities	1,311	1,234	6,389	16,306	31,338
Deposits	124,836	140,437	147,490	138,444	131,504
Stockholders’ equity	$12,697	11,742	11,056	10,397	9,662
SELECTED OPERATIONS DATA:

	Year Ended June 30,
	2005	2004	2003	2002	2001
	(In Thousands)
Total interest income	$6,506	6,340	7,278	8,282	8,975
Total interest expense	1,371	1,706	2,724	3,834	5,314

Net interest income	5,135	4,634	4,554	4,448	3,661

Provision for loan losses	—	60	60	15	—

Net interest income after provision for loan losses	5,135	4,574	4,494	4,433	3,661

Non-interest income:
Loan related fees and charges	239	399	542	429	269
Deposit related fees	432	473	512	514	481
Commission income	56	70	70	74	73
Profit on sale of loans	26	102	27	44	7
Profit on sale of investment	329	—	—	—	—
Gain on satisfaction of foreclosure judgments	—	433	—	—	—
Other income	62	86	57	67	88

Total non-interest income	1,144	1,563	1,208	1,128	918

Non-interest expense:
Staffing costs	2,578	2,635	2,627	2,381	2,163
Occupancy and equipment expense	635	729	773	745	713
Deposit insurance premiums	20	22	24	24	26
Advertising expense	66	70	58	57	82
Data processing fees	204	213	207	209	195
Legal, audit and examination	136	161	141	125	139
Other expense	813	744	820	707	686

Total non-interest expense	4,452	4,574	4,650	4,248	4,004

Income before income taxes	1,827	1,563	1,052	1,313	575
Provision for income taxes	624	520	362	447	196

Net income	$1,203	1,043	690	866	379

SELECTED CONSOLIDATED FINANCIAL INFORMATION
SELECTED FINANCIAL RATIOS:

	At or For the Year Ended June 30,
	2005	2004	2003	2002	2001

Performance Ratios:
Return on average assets	.83%	.67	.44	.59	.27
Return on average stockholders’ equity	9.89%	9.05	6.41	8.64	3.99

Interest rate spread during period	3.55%	2.98	2.85	2.89	2.30
Net interest margin (1)	3.71%	3.13	3.05	3.19	2.73
Ratio of operating expenses to average total assets	3.07%	2.93	2.96	2.88	2.84
Ratio of average interest- earning assets to average interest-bearing liabilities	116.91%	112.56	111.07	110.76	110.86

Asset Quality Ratios:
Non-performing assets to total assets	.27%	.04	.30	.11	.16
Allowance for loan losses to non-performing loans	120.06%	829.00	84.80	213.29	104.63
Allowance for loan losses to total loans	.48%	.49	.44	.41	.52

Capital Ratios:
Stockholders’ equity to total assets	9.14%	7.65	6.91	6.90	6.78
Average stockholders’ equity to average assets	8.40%	7.37	6.85	6.80	6.74

(1)	Net interest income divided by average interest-earning assets.

MANAGEMENT’S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
Forward-Looking Statements
When used in this filing and in future filings by Midland Capital with the Securities and Exchange Commission, in Midland Capital’s press releases or other public or shareholder communications, and in oral statements made with the approval of an authorized executive officer, the words or phrases “will likely result”, “are expected to”, “will continue”, “is anticipated”, “estimate”, “project” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including but not limited to changes in economic conditions in Midland Capital’s market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans, real estate values and competition in Midland Capital’s market area, all or some of which could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Midland Capital wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made and are subject to the above-stated qualifications in any event. Midland Capital wishes to advise readers that the factors listed above could affect Midland Capital’s financial performance and could cause Midland Capital’s actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.
Midland Capital does not undertake and specifically declines any obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.
GENERAL
Midland Capital Holdings Corporation (the “Company”) is a Delaware corporation that was organized for the purpose of becoming the thrift holding company for Midland Federal Savings and Loan Association (the “Association” or “Midland Federal”). At June 30, 2005 there were 372,600 shares of the Company’s common stock outstanding.
The Company’s results of operations are dependent primarily on net interest income, which is the difference between the interest income earned on its loan, mortgage-backed securities, and investment portfolios and its cost of funds, consisting of the interest paid on its deposits. In addition, to a lesser extent, the Company’s operating results are affected by non-interest income and non-interest expense. Non-interest income includes operating income consisting primarily of loan fees and charges, deposit fees and charges, insurance premium commissions and profit on the sale of loans. Non-interest expense includes operating expenses consisting primarily of employee salaries and benefits, office occupancy expenses, equipment costs, federal deposit insurance premiums, and other general and administrative expenses. Operational results are also affected by general economic conditions (particularly changes in interest rates), competition, government policies and actions of regulatory agencies.

The Company’s operating philosophy is to provide, in a safe and profitable manner, financial services to families and local businesses in the communities served by its four offices. The Company’s immediate market area consists of Southwest Chicago and the Southwest suburban communities of Bridgeview, Oak Lawn, Palos Hills, Hickory Hills, Burbank, Chicago Ridge, Homer Glen, Lockport, Orland Park and Lemont. Consistent with its operating philosophy, the Company focuses upon attracting deposits from the general public and using such deposits to originate residential mortgage loans, and to a lesser extent, consumer, multi-family and other loans in its primary market area. The Company also makes substantial investments in investment securities, consisting primarily of short-term U.S. government and agency obligations and, to a lesser extent, in other securities in an effort to manage interest rate risk.
MANAGEMENT OF INTEREST RATE RISK
An evaluation of the interest rate risk position of a financial institution may involve in part an examination of the sensitivity of the institution’s balance sheet to changes in interest rates and the capacity of the institution to absorb losses resulting from movements in interest rates. The sensitivity of an institution’s balance sheet depends upon the composition of the institution’s assets and liabilities. The Company manages interest rate risk by analyzing the extent to which its assets and liabilities are interest rate sensitive and then developing strategies to reduce the vulnerability of its operations to changes in interest rates.
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
Certain shortcomings are inherent in the methodology described in the above interest rate risk measurements. Measuring changes in NPV requires certain assumptions that may oversimplify the manner in which actual yields and costs respond to changes in market interest rates. For example, the model assumes that the actual composition of the Association’s interest sensitive assets and liabilities remain constant over the period being measured. In addition, the model assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or re-pricing of specific assets and liabilities. Also, the model does not take into account the impact of changing interest rates on the credit quality of the underlying assets. Finally, the model does not attempt to measure the impact of a change in interest rates on (i) a company’s results of operations or net interest income or (ii) its amount of assets. Accordingly, although the NPV measurement provides an indication of the Association’s interest rate risk exposure at a particular point in time, such measurement is not intended to, and does not provide, a precise forecast of the effect of the changes in market interest rates on the Association’s financial position and actual results will likely differ from the NPV presented below. The results of the OTS’s NPV model are monitored by management and presented to the Board of Directors quarterly.

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
The Association uses a variety of tools to limit interest rate risk. First, the Association maintains a relatively high level of liquidity. Second, the Association has focused a portion of its residential lending and investments on adjustable-rate mortgages (“ARMs”) and mortgage-backed securities which generally both re-price within one year, although the Association continues to originate long term fixed-rate mortgages in recognition of market demand in the current interest rate environment and the potential for increased margin. Third, the Association seeks to maintain a large percentage of its deposit liabilities in transaction and passbook accounts, the “core” portion of which are considered to be relatively resistant to changes in interest rates.
The interest rate sensitivity of the Association’s net portfolio value is shown in the following table, which shows the NPV and projected change in the NPV of the Association at June 30, 2005 assuming an instantaneous and sustained 300 basis point change in market interest rates, measured in 100 basis point increments. As of June 30, 2005, due to the current level of interest rates, the OTS did not provide NPV estimates for decreases in interest rates greater than 200 basis points.

	NET PORTFOLIO VALUE			NPV AS % OF ASSETS
Change in Rates	$ Amount	$ Change	% Change	NPV Ratio	Change
(Basis Points)	(Thousands)
+300 bp	13,783	-6,846	-33%	9.73%	-415 bp
+200 bp	16,183	-4,446	-22%	11.23%	-265 bp
+100 bp	18,637	-1,992	-10%	12.71%	-117 bp
0 bp	20,629	—	—	13.88%
-100 bp	20,505	-124	- 1%	13.79%	- 9 bp
-200 bp	19,357	-1,272	- 6%	13.10%	- 78 bp
FINANCIAL CONDITION AT JUNE 30, 2005
At June 30, 2005 total assets of the Company decreased by $14.6 million to $139.0 million from $153.6 million at June 30, 2004. This decrease was the result of redemptions of cash equivalents and repayments of mortgage-backed securities, the proceeds of which were used in part to fund a $15.6 million decline in deposit balances to $124.8 million at June 30, 2005.
Loans receivable, including loans held for sale, increased $286,000 to $94.8 million at June 30, 2005 despite a reduction in loan originations. The Company originated $22.4 million of loans during the year ended June 30, 2005 compared to loan originations of $43.0 million during the prior fiscal year. The lower loan origination volume in the current year was due in part to a decrease in mortgage refinancing activity. Offsetting loan originations in the current fiscal year were loan repayments of $20.3 million as well as loan sales of $1.8 million. There were no new purchases of mortgage-backed securities during fiscal 2005 and the balance of mortgage-backed securities decreased by $1.0 million to $1.9 million at June 30, 2005 due to repayments and amortization.
Investment securities available for sale remained stable at $1.3 million at June 30, 2005 compared to June 30, 2004. Gross unrealized gains in the available for sale portfolio were $328,000 at June 30, 2005 compared to gross unrealized gains of $253,000 at June 30, 2004, reflecting the positive impact lower long term interest rates. The weighted average remaining term to maturity of the Company’s investment securities portfolio at June 30, 2005 was 11.7 years.
The Company decreased the balance of cash and cash equivalents by $13.8 million to $36.7 million at June 30, 2005 from $50.5 million at June 30, 2004 in order to fund the decrease in deposit liabilities, discussed above.
Non-performing assets consisted of $380,000 in non-accruing loans at June 30, 2005 compared to $55,000 at June 30, 2004. The allowance for loan losses decreased by $3,000 at June 30, 2005, as a result of net loan charge offs during the year. Non-accruing loans at June 30, 2005 consisted of six single-family residential mortgage loans in the amount of $312,000 and $68,000 in non-mortgage loans. At June 30, 2005 the Company’s ratio of allowance for loan losses to non-performing loans was 120.06% compared to 829.00% at June 30, 2004. Management believes that the current allowance for loan losses is adequate to cover probable accrued losses in the portfolio.
Deposits for the year ended June 30, 2005 decreased $15.6 million to $124.8 million as a result of withdrawals, net of deposits, in the amount of $16.9 million, offset by interest credited to deposits in the amount of $1.3 million. The net decrease in deposits is primarily attributed to increased competition for certificate of deposit accounts from special rate promotions and management’s view that current asset yields did not justify aggressive pricing for these deposits. The decrease in deposits is the result of a $7.9 million decrease in certificate of deposit accounts, a $6.8 million decrease in passbook deposit accounts, a $1.4 million decrease in money market accounts and a $954,000 decrease in NOW accounts, offset by a $1.4 million increase in demand deposit accounts.
Stockholders’ equity increased $954,000, or 8.1%, to $12.7 million at June 30, 2005. The increase in stockholders’ equity was due to net income of $1.2 million and a $50,000 increase in other comprehensive income offset by the payment of cash dividends in the amount of $298,000.

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
The following table presents, for the periods indicated, the total dollar amounts of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are derived from month end balances and include non-accruing loans.

	Year Ended June 30,
	2005			2004			2003
		Interest	Yield		Interest	Yield		Interest	Yield
	Average	Earned/	and	Average	Earned/	and	Average	Earned/	and
	Balance	Paid	Rates	Balance	Paid	Rates	Balance	Paid	Rates
	(Dollars in Thousands)
Interest-Earning Assets:
Loans receivable (1)	$95,816	5,510	5.75%	$93,096	5,503	5.91%	$90,852	5,738	6.32%
Mortgage-backed securities	2,267	88	3.88	4,274	205	4.80	7,947	448	5.63
Investment and other securities	1,280	76	5.93	2,521	118	4.69	11,384	518	4.55
Interest-bearing deposits	37,845	770	2.03	47,229	448	0.95	38,071	523	1.37
FHLB stock	1,096	62	5.64	1,032	66	6.38	931	51	5.51

Total interest- earning assets	138,304	6,506	4.71	148,152	6,340	4.28	149,185	7,278	4.88

Non-interest earning assets	6,509			8,170			8,067

Total assets	$144,813			$156,322			$157,252

Interest-Bearing Liabilities:
Certificates of deposit	$43,437	792	1.82%	$53,542	1,013	1.89%	$59,052	1,540	2.61%
Passbook accounts	55,367	418	0.75	57,163	509	0.89	53,651	849	1.58
Money market and NOW accounts	19,495	161	0.82	20,911	184	0.88	21,609	335	1.55

Total interest- bearing liabilities	118,299	1,371	1.16	131,616	1,706	1.30	134,312	2,724	2.03

Non-interest bearing Deposits	12,721			11,793			10,554
Other liabilities	1,631			1,397			1,615

Total liabilities	132,651			144,806			146,481
Stockholders’ equity	12,162			11,516			10,771

Liabilities and stockholders’ equity	$144,813			$156,322			$157,252

Net earning assets	$20,005			$16,536			$14,873

Net-interest income		$5,135			$4,634			$4,554

Net-interest rate spread			3.55%			2.98%			2.85%

Net-interest margin			3.71%			3.13%			3.05%

Average interest-earning assets to average interest-bearing liabilities			116.91%			112.56%			111.07%

(1)	Calculated net of deferred yield adjustments, loan discounts, loans in process and loss reserves.

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

	Year Ended June 30,
	2005 vs. 2004				2004 vs. 2003
	Increase (decrease) due to				Increase (decrease) due to
			Rate/				Rate/
	Volume	Rate	Volume	Net	Volume	Rate	Volume	Net
	(Dollars in Thousands)
Interest-Earning Assets:
Loans Receivable	$161	$(154)	$—	$7	$142	$(368)	$(9)	$(235)
Mortgage-backed securities	(96)	(39)	18	(117)	(207)	(66)	30	(243)
Investment and other securities	(58)	32	(16)	(42)	(403)	16	(13)	(400)
Interest-bearing deposits	(89)	512	(101)	322	126	(162)	(39)	(75)

FHLB stock	4	(8)	—	(4)	6	8	1	15

Total interest- earning assets	$(78)	$343	$(99)	$166	$(336)	$(572)	$(30)	$(938)

Interest-Bearing Liabilities:
Certificates of deposit	$(191)	$(37)	$7	$(221)	$(144)	$(422)	$39	$(527)

Passbook accounts	(16)	(77)	2	(91)	56	(372)	(24)	(340)

Money market and NOW accounts	(12)	(11)	—	(23)	(10)	(146)	5	(151)

Total interest- bearing liab- ilities	$(219)	$(125)	$9	$(335)	$(98)	$(940)	$20	$(1,018)

Net change in net interest income				$501				$80

COMPARISON OF OPERATING RESULTS
FOR THE FISCAL YEARS ENDED
JUNE 30, 2005 AND JUNE 30, 2004
The Company had net income of $1.2 million in fiscal 2005 compared to net income of $1.0 million for fiscal 2004. The increase in net income is primarily attributed to a $501,000 increase in net interest income and a $122,000 decrease in non-interest expense offset by a $419,000 decrease in non-interest income and a $104,000 increase in income taxes.
Net interest income increased $501,000 to $5.1 million in fiscal 2005 from $4.6 million in fiscal 2004. The increase in net interest income was the result of an increase in the Company’s interest rate spread to 3.55% in fiscal 2005 from 2.98% in fiscal 2004 as well as a $3.5 million increase in the average balance of net earning assets to $20.0 million in fiscal 2005 from $16.5 million in the prior fiscal year.
INTEREST INCOME
Interest income increased $166,000 in fiscal 2005 to $6.5 million. This increase in interest income resulted from an increase in the average yield earned on interest earning assets which offset a decrease in the average balance of interest earning assets. The average yield on interest earning assets increased to 4.71% in fiscal 2005 from 4.28% in fiscal 2004 and the average balance of interest earning assets decreased $9.9 million to $138.3 million in fiscal 2005 from $148.2 million in fiscal 2004.
Interest on loans receivable increased $7,000 in fiscal 2005 to $5.5 million compared with fiscal 2004. The increase in interest income was attributed to a $2.7 million increase in the average outstanding balance of loans receivable to $95.8 million in fiscal 2005 compared to $93.1 million in fiscal 2004. The increase in the average outstanding balance of loans receivable was offset by a decrease in the average yield earned on loans receivable to 5.75% in fiscal 2005 from 5.91% in fiscal 2004. The Company’s average yield on loans receivable was increased in both periods by the collection of non-accruing loan interest from loan workout agreements. In fiscal 2005 the Company collected $70,000 in non-accruing loan interest compared to the collection of $233,000 in non-accruing loan interest in fiscal 2004. Net of the collection of non-accruing loan interest in both periods, the average yield earned on loans receivable would have increased to 5.68% in fiscal 2005 from 5.66% in fiscal 2004.
Interest on mortgage-backed securities decreased $117,000, or 57.2%, to $88,000 in fiscal 2005 compared with fiscal 2004. The decrease in interest income was attributed to a $2.0 million decrease in the average outstanding balance of mortgage-backed securities to $2.3 million in fiscal 2005 from $4.3 million in fiscal 2004 as well as a decrease in the average yield earned on mortgage-backed securities to 3.88% in fiscal 2005 from 4.80% in fiscal 2004.
Interest earned on investment securities decreased $42,000, or 35.8%, to $76,000 in fiscal 2005. The decrease in interest income resulted from a $1.2 million decrease in the average outstanding balance of investment securities to $1.3 million in fiscal 2005 from $2.5 in fiscal 2004. The decrease in the average outstanding balance of investment securities was offset by an increase in the average yield earned on investment securities to 5.93% in fiscal 2005 compared to 4.69% in fiscal 2004 as a result of the maturity of lower yielding securities in the portfolio.
Interest earned on interest bearing deposits increased $322,000, or 71.8%, to $770,000 in fiscal 2005 compared with fiscal 2004. The increase in interest income is attributed to an increase in the average yield earned on interest bearing deposits to 2.03% in fiscal 2005 from 0.95% in fiscal 2004. The increase in the average yield on interest bearing deposits was offset by a $9.4 million decrease in the average outstanding balance of interest bearing deposits to $37.8 million in fiscal 2005 from $47.2 million in fiscal 2004. The Company decreased its average balance of interest bearing deposits during fiscal 2005 in order to fund a decrease in deposit liabilities.
INTEREST EXPENSE
Interest expense decreased $335,000, or 19.6%, to $1.4 million in fiscal 2005 from $1.7 million in fiscal 2004. The decrease in interest expense in fiscal 2005 was the result of a decrease in the average outstanding balance of interest costing deposits as well as a decrease in the average yield paid on interest costing deposits. The average outstanding balance of interest costing deposits decreased by $13.3 million to $118.3 million in fiscal 2005 from $131.6 million in fiscal 2004 and the average yield paid on interest costing deposits decreased to 1.16% in fiscal 2005 compared to 1.30% in fiscal 2004. The decrease in the average yield paid on interest costing deposits is primarily attributed to the lagging effects of deposit re-pricing despite higher interest rates that occurred in the current period.
PROVISIONS FOR LOSSES ON LOANS
The Company maintains an allowance for loan losses based upon management’s periodic evaluation of probable accrued losses in the portfolio based on known and inherent risks in the loan portfolio, the Company’s past loan loss experience, adverse situations that may affect borrowers’ ability to repay loans, estimated value of the underlying collateral and current and expected market conditions. After considering the low level of non-performing loans, the high concentration of one-to-four family mortgage loans in the loan portfolio, the level and nature of its charge offs and recoveries, the strong housing market and the volume of its loan activity, the Company made no loan loss provisions during fiscal 2005. The allowance for loan losses totaled $457,000, or .48% of total loans, at June 30, 2005, compared to $460,000, or .49% of total loans, at June 30, 2004. Non-accruing loans totaled $380,000 at June 30, 2005 compared to $55,000 at June 30, 2004. The Company’s ratio of allowance for loan losses to non-performing loans was 120.06% at June 30, 2005 compared to 829.0% at June 30, 2004. The $457,000 allowance for loan losses at June 30, 2005 was determined by the Company to be consistent with its policy for the establishment and maintenance of adequate levels of loan loss reserves.
At June 30, 2005, the Company was aware of no regulatory directives or suggestions that the Company make additional provisions for losses on loans. Although the Company believes its allowance for loan losses is at a level which it considers adequate to provide for probable accrued losses, there can be no assurance that such losses will not exceed the estimated amounts.
NON-INTEREST INCOME
Non-interest income decreased $419,000 to $1.1 million in fiscal 2005 compared with the prior year period. The decrease in non-interest income was primarily the result of the elimination of a $433,000 gain from the satisfaction of deficiency judgments and an $87,000 gain on a non-performing loan sale, both of which occurred in fiscal 2004. Non-interest income in fiscal 2005 was increased by a $329,000 gain on the sale of Midland Federal’s investment in Intrieve, Incorporated, its data processing provider, which gain was offset by a $160,000 decrease in loan fees and service charges, a $41,000 decrease in deposit related fees and a $14,000 decrease in commission income. The decrease in loan fees and service charges in fiscal 2005 is attributed to a decrease in loan origination activity from the prior year period due to a reduction in loan refinancing activity.

NON-INTEREST EXPENSE
Non-interest expense decreased $122,000 to $4.5 million compared with the prior year period. The primary factors for the decrease in non-interest expense in fiscal 2005 were a $94,000 decrease in office occupancy expense, a $57,000 decrease in staffing costs, a $25,000 decrease in professional fees and a $9,000 decrease in data processing fees offset by a $59,000 increase in computer software and support expense. The decrease in staffing costs is primarily attributed to a $109,000 decrease in loan origination commissions offset by an $85,000 increase in costs for employee medical and pension benefits. The decrease in office occupancy expense is primarily the result of a $55,000 decrease in depreciation expense.
INCOME TAXES
Provisions for income taxes increased by $104,000 to $624,000 in fiscal 2005 from $520,000 in fiscal 2004 primarily due to the increase in operating income in the current fiscal year as compared to the prior year.
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
At June 30, 2005 the Association had commitments to originate $2.8 million in single family mortgage loans and commitments to sell $250,000 in loans. At June 30, 2005 the Company had $37.5 million in certificate of deposit accounts with a term to maturity within one year. The Company considers its liquidity and capital reserves sufficient to meet its outstanding short and long-term needs.
The Company expects to be able to fund or refinance, on a timely basis, its material commitments and long-term liabilities. The Company’s liquidity, represented by cash and cash equivalents, is a combination of its operating, investing and financing activities. These activities are summarized in the following table for the years ended June 30, 2005 and 2004.

	For the Year
	Ended June 30,
	2005	2004
	(Dollars in Thousands)
Net income	$1,203	$1,043
Adjustments to reconcile net income to net cash provided by (for) operating activities	129	(162)

Net cash provided by operating activities	1,332	881
Net cash provided by investing activities	673	7,546
Net cash provided for financing activities	(15,792)	(7,351)

Net change in cash and cash equivalents	(13,787)	1,076
Cash and cash equivalents at beginning of year	50,497	49,421

Cash and cash equivalents at end of year	$36,710	$50,497

At June 30, 2005 Midland Federal had tangible and core capital of $10.9 million, or 7.83% of adjusted total assets, which was approximately $8.8 million and $6.7 million above the minimum requirements for capital adequacy purposes in effect on that date of 1.5% and 3.0%, respectively, of adjusted total assets.
At June 30, 2005 Midland Federal had total capital of $11.4 million and risk-weighted assets of $79.6 million, or total capital of 14.27% of risk-weighted assets. This amount was approximately $5.0 million above the 8.0% requirement for capital adequacy purposes in effect on that date.

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
Other-Than-Temporary Impairment. In March 2004, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). EITF 03-1 provides guidance for determining when an investment is considered impaired, whether that impairment is other-than-temporary, and measuring an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. Generally, an impairment is considered other-than-temporary unless: (a) the investor has the ability an intent to hold an investment for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the cost of the investment; and (b) evidence indicating that the cost of the investment is recoverable within a reasonable period to time outweighs evidence to the contrary. If impairment is determined to be other-than-temporary, then an impairment loss is recognized equal to the difference between the investment’s cost and its fair value. The guidance also includes accounting considerations subsequent to recognition of an other-than-temporary impairment and requires disclosures about unrealized losses that have not been recognized as other-than-temporary impairments.
With the release of FASB Staff Position (“FSP”) EITF 03-1 on September 30, 2004, the FASB staff delayed the effective date of the other-than-temporary impairment evaluation guidance of EITF 03-1 (which was initially to be applied prospectively to all current and future investments in interim and annual reporting periods beginning after June 15, 2004). FSP EITF 03-1 delays the effective date of the measurement and recognition guidance until certain implementation issues are addressed and a final FSP providing implementation guidance is issued. The amount of any other-than-temporary impairment that may need to be recognized in the future will be dependent on market conditions, the occurrence of certain events or changes in circumstances relative to an investee, the final guidance issued by the FASB, and the Company’s intent and ability to hold the impaired investments at the time of the valuation.
In June 2005, the FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment, but directed the staff to issue proposed FSP EITF 03-1a, “Implementation Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1” as final. The final FSP (re-titled FSP FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”) clarifies that impairment loss should be recognized no later than when the impairment is deemed other than temporary, even if a decision to sell has not been made. The statement will be effective for other-than-temporary impairment analysis conducted in periods beginning after September 15, 2005. The Company does not expect this implementation to have a material affect on the results of the Company.
Stock Based Compensation. In December 2004, the FASB issued Statement No. 123 (revised 2004), “Shared-Based Payment” (“SFAS No. 123R”). SFAS No. 123R is a revision of SFAS No. 123, “Accounting for Stock Based Compensation”, supersedes APB 25, and amends FASB Statement No. 95, “Statement of Cash Flows.” SFAS No. 123R establishes standards for the accounting for transactions in which an entity (i) exchanges its equity instruments for goods or services, or (ii) incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of the equity instruments. SFAS No. 123R eliminates the ability to account for stock-

based compensation using APB 25 and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the date of the grant. The effective date of SFAS No. 123R is the beginning of the Company’s next fiscal year that begins after December 15, 2005. SFAS No. 123R permits companies to adopt the recognition requirements using either a “modified prospective” method or a “modified retrospective” method. Under the “modified prospective” method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS No. 123R for all shared-based payments granted after that date, and based on the requirements of SFAS No. 123R for all unvested awards granted prior to the effective date of SFAS No. 123R. Under the “modified retrospective” method, the requirements are the same as under the “modified prospective” method, but also permits entities to restate financial statements of previous periods based on pro forma disclosures made in accordance with SFAS No. 123.
The Company currently expects to adopt SFAS No. 123R effective July 1, 2006. The Company currently uses the intrinsic value method as permitted by APB 25 to account for its shared-based payments to employees, and as such, generally recognizes no compensation expense for employee stock options. Accordingly, adopting of SFAS No. 123R will result in the Company recording compensation cost for employee stock options. Future levels of compensation cost recognized related to shared-based compensation awards may be impacted by new awards and/or modification, repurchases, and cancellations of existing awards before and after the adoption of this standard.
Accounting Changes and Error Corrections. In May 2005, the FASB issued Statement No. 154 “Accounting Changes and Error Corrections,” which provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the require method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. The reporting of a correction of an error by restating previously issued financial statements is also addressed by this Statement. This Statement is effective on a prospective basis, for fiscal years beginning after December 15, 2005.
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

COMMON STOCK
As of June 30, 2005, there were approximately 45 holders of record of the Company’s common stock and 372,600 shares of issued and outstanding common stock.
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

Quarter ended	High	Low	Cash dividends declared
September 30, 2003	$32.25	$28.00	$0.17

December 31, 2003	35.75	30.30	0.17

March 31, 2004	40.00	34.25	0.17

June 30, 2004	38.00	35.75	0.17

September 30, 2004	$41.55	$37.35	$0.20

December 31, 2004	44.00	44.00	0.20

March 31, 2005	43.00	41.10	0.20

June 30, 2005	44.00	40.00	0.20
Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions.

Cobitz, Vandenberg & Fennessy
CERTIFIED PUBLIC ACCOUNTANTS
9944 SOUTH ROBERTS ROAD — SUITE 202
PALOS HILLS, ILLINOIS 60465
(708) 430-4106       Fax (708) 430-4499
INDEPENDENT AUDITORS’ REPORT

The Board of Directors
Midland Capital Holdings Corporation
Bridgeview, Illinois
We have audited the consolidated statements of financial condition of Midland Capital Holdings Corporation and subsidiaries as of June 30, 2005 and 2004, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ending June 30, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Midland Capital Holdings Corporation and subsidiaries at June 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ending June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.
/s/ Cobitz, VandenBerg & Fennessy
July 22, 2005
Palos Hills, Illinois

MIDLAND CAPITAL HOLDINGS CORPORATION
AND SUBSIDIARIES
Consolidated Statements of Financial Condition

	June 30,
	2005	2004
Assets

Cash and amounts due from depository institutions	$2,640,369	3,786,039
Interest-bearing deposits	34,069,224	46,710,590

Total cash and cash equivalents	36,709,593	50,496,629
Investment securities available for sale, at fair value (note 2)	1,310,937	1,234,375
Mortgage-backed securities, held to maturity (fair value:
2005 - $1,938,460; 2004 - $2,980,932) (note 3)	1,920,221	2,941,517
Loans receivable (net of allowance for loan losses: 2005 - $456,550; 2004 - $459,472) (note 4)	94,578,810	93,961,360
Loans receivable held for sale (note 5)	250,500	581,500
Stock in Federal Home Loan Bank of Chicago	1,123,500	1,061,800
Accrued interest receivable (note 6)	367,351	359,702
Office properties and equipment — net (note 7)	2,240,391	2,376,025
Prepaid expenses and other assets (note 8)	477,467	547,453

Total assets	138,978,770	153,560,361

Liabilities and Stockholders’ Equity

Liabilities:
Deposits (note 9)	124,836,132	140,436,704
Advance payments by borrowers for taxes and insurance	1,060,670	954,259
Other liabilities (note 10)	385,286	427,084

Total liabilities	126,282,088	141,818,047

Stockholders’ Equity:
Preferred stock, $.01 par value: authorized 50,000 shares; none outstanding	—	—
Common stock, $.01 par value: authorized 600,000 shares; issued and outstanding 372,600 shares at June 30, 2005 and 2004	3,726	3,726
Additional paid-in capital	3,395,580	3,395,580
Retained earnings — substantially restricted	9,080,803	8,176,334
Accumulated other comprehensive income, net of income taxes	216,573	166,674

Total stockholders’ equity (notes 14 and 15)	12,696,682	11,742,314

Commitments and contingencies (notes 16 and 17)

Total liabilities and stockholders’ equity	$138,978,770	153,560,361

See accompanying notes to consolidated financial statements.

MIDLAND CAPITAL HOLDINGS CORPORATION
AND SUBSIDIARIES
Consolidated Statements of Income

	Years Ended June 30,
	2005	2004	2003
Interest income:
Interest on loans	$5,510,360	5,502,835	5,738,429
Interest on mortgage-backed securities	87,888	205,278	447,705
Interest on investment securities	75,958	118,257	517,552
Interest on interest-bearing deposits	769,701	447,894	523,067
Dividends on FHLB stock	61,815	65,824	51,330

Total interest income	6,505,722	6,340,088	7,278,083

Interest expense:
Interest on deposits (note 9)	1,370,963	1,705,562	2,724,478

Total interest expense	1,370,963	1,705,562	2,724,478

Net interest income	5,134,759	4,634,526	4,553,605
Provision for loan losses	—	60,000	60,000

Net interest income after provision for loan losses	5,134,759	4,574,526	4,493,605

Non-interest income:
Loan fees and service charges	238,848	398,685	541,800
Deposit related fees	432,390	472,890	512,245
Commission income	56,561	70,282	70,254
Gain on sale of loans (notes 4 and 5)	25,627	101,769	27,128
Gain on satisfaction of foreclosure judgments (note 4)	—	433,285	—
Gain on sale of other assets (note 8)	328,880	—	—
Other income	61,790	86,160	56,938

Total non-interest income	1,144,096	1,563,071	1,208,365

Non-interest expense:
Staffing costs (notes 11 and 12)	2,578,126	2,634,908	2,627,468
Advertising	66,261	69,620	58,195
Occupancy and equipment expenses (note 7)	635,299	729,604	772,573
Data processing	203,759	212,688	206,745
Federal deposit insurance premiums	19,815	22,450	23,753
Legal, audit and examination services	136,152	160,976	141,113
Other	812,780	744,159	819,667

Total non-interest expense	4,452,192	4,574,405	4,649,514

Income before income taxes	1,826,663	1,563,192	1,052,456
Provision for income taxes (note 13)	624,114	520,524	362,273

Net income	$1,202,549	1,042,668	690,183

Earnings per share — basic	$3.23	2.80	1.88

Earnings per share — diluted	$3.23	2.80	1.88

See accompanying notes to consolidated financial statements.

MIDLAND CAPITAL HOLDINGS CORPORATION
AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders’ Equity

				Accumulated
		Additional		Other
	Common	Paid-In	Retained	Comprehensive
	Stock	Capital	Earnings	Income	Total
Balance at June 30, 2002	$3,640	3,276,855	6,917,305	198,755	10,396,555

Comprehensive income:
Net income			690,183		690,183
Other comprehensive income, net of tax:
Unrealized holding gain during the year				71,052	71,052

Total comprehensive income			690,183	71,052	761,235

Exercise of stock options	86	96,945			97,031

Tax benefit related to stock options exercised		21,780			21,780

Dividends declared on common stock ($.60 per share)			(220,454)		(220,454)

Balance at June 30, 2003	3,726	3,395,580	7,387,034	269,807	11,056,147

Comprehensive income:
Net income			1,042,668		1,042,668
Other comprehensive income, net of tax:
Unrealized holding loss during the year				(103,133)	(103,133)

Total comprehensive income			1,042,668	(103,133)	939,535

Dividends declared on common stock ($.68 per share)			(253,368)		(253,368)

Balance at June 30, 2004	3,726	3,395,580	8,176,334	166,674	11,742,314

Comprehensive income:
Net income			1,202,549		1,202,549
Other comprehensive income, net of tax:
Unrealized holding gain during the year				49,899	49,899

Total comprehensive income			1,202,549	49,899	1,252,448

Dividends declared on common stock ($.80 per share)			(298,080)		(298,080)

Balance at June 30, 2005	$3,726	3,395,580	9,080,803	216,573	12,696,682

See accompanying notes to consolidated financial statements.

MIDLAND CAPITAL HOLDINGS CORPORATION
AND SUBSIDIARIES
Consolidated Statements of Cash Flows

	Years Ended June 30,
	2005	2004	2003
Cash flows from operating activities:
Net income	$1,202,549	1,042,668	690,183
Adjustments to reconcile net income to net cash from operating activities:
Depreciation	213,761	270,315	316,663
Amortization of premiums and discounts on securities	(2,227)	(13,564)	7,427
Federal Home Loan Bank stock dividend	(61,700)	(65,600)	(51,100)
Provision for loan losses	—	60,000	60,000
Proceeds from sale of loans held for sale	1,823,050	1,054,750	1,902,945
Origination of loans held for sale	(1,492,050)	(1,268,950)	(1,530,439)
Gain on sale of loans	(25,627)	(101,769)	(27,128)
Gain on sale of other assets	(328,880)	—	—
(Increase) decrease in accrued interest receivable	(7,649)	89,060	201,094
Increase (decrease) in accrued interest payable	409	(6,653)	(10,666)
Decrease in deferred income on loans	(2,529)	(244,135)	(23,163)
Decrease in other assets	54,908	62,579	281
(Decrease) increase in other liabilities	(42,207)	1,883	(299,980)

Net cash provided by operating activities	1,331,808	880,584	1,236,117

Cash flows from investing activities:
Proceeds from repayments of mortgage-backed securities, held to maturity	1,022,565	3,342,775	4,104,875
Proceeds from maturities of investment securities, held to maturity	—	—	10,000,000
Proceeds from maturities and early redemption of investment securities, available for sale	—	5,000,000	—
Purchase of Federal Home Loan Bank stock	—	—	(48,500)
Loan disbursements	(20,872,954)	(41,776,527)	(54,341,935)
Loan repayments	20,258,033	40,615,105	46,720,391
Proceeds from sale of non-performing loan	—	403,366	—
Proceeds from sale of other assets	343,880	—	—
Property and equipment expenditures	(78,127)	(38,951)	(107,468)

Net cash provided by investing activities	673,397	7,545,768	6,327,363

Cash flows from financing activities:
Net (decrease) increase in deposits	(15,600,572)	(7,052,900)	9,045,935
Proceeds from exercise of stock options	—	—	97,031
Payment of dividends	(298,080)	(253,368)	(220,454)
Increase (decrease) in advance payments by borrowers for taxes and insurance	106,411	(44,520	13,635

Net cash provided (for) by financing activities	(15,792,241)	(7,350,788)	8,936,147)

Net change in cash and cash equivalents	(13,787,036)	1,075,564	16,499,627
Cash and cash equivalents at beginning of year	50,496,629	49,421,065	32,921,438

Cash and cash equivalents at end of year	$36,709,593	50,496,629	49,421,065

Cash paid during the year for:
Interest	$1,370,554	1,712,215	2,735,144
Income taxes	630,297	528,318	580,143
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
Principles of Consolidation
The consolidated financial statements include the accounts of the Company, and its wholly owned subsidiary, Midland Federal Savings and Loan Association and the Association’s wholly-owned subsidiaries, Midland Federal Service Corporation, Midland Insurance Services, Inc. and Bridgeview Development Company. Significant intercompany transactions and balances have been eliminated in consolidation.
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
The Company has adopted the provisions of SFAS No. 114 “Accounting by Creditors for Impairment of a Loan” and SFAS No. 118 “Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures”. These statements apply to all loans that are identified for evaluation except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment. These loans include, but are not limited to, credit card, residential mortgage and consumer installment loans. Of the loans which are to be evaluated for impairment, management has determined that there were no loans at June 30, 2005 and 2004, nor during the years ended June 30, 2005 and 2004, which met the definition of an impaired loan. A loan is considered impaired when it is probable that a creditor will be unable to collect contractual principal and interest due according to the contractual terms of the loan agreement.
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
Weighted average shares used in calculating earnings per share are summarized below.

	Years Ended June 30,
	2005	2004	2003
Weighted average number of common shares outstanding used in basic EPS calculation	372,600	372,600	367,283
Add common stock equivalents for shares issuable under Stock Option Plans	—	—	—

Weighted average number of shares outstanding adjusted for common stock equivalents	372,600	372,600	367,283

Net income	$1,202,549	1,042,668	690,183
Basic earnings per share	$3.23	2.80	1.88
Diluted earnings per share	$3.23	2.80	1.88

2)	Investment Securities, Available for Sale
The amortized cost and fair value of investment securities available for sale are as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
June 30, 2005

United States Treasury bond	$982,797	328,140	—	1,310,937

Weighted average interest rate	7.60%

June 30, 2004

United States Treasury bond	$981,839	252,536	—	1,234,375

Weighted average interest rate	7.60%

The contractual maturity of investment securities available for sale are summarized as follows:

	June 30, 2005		June 30, 2004
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Term to Maturity

Due after ten years through fifteen years	$982,797	1,310,937	981,839	1,234,375

There were no sales of investment securities available for sale during any of the periods presented. The change in net unrealized gains and losses during the current year of $75,604, net of the tax effect of $25,705, resulted in a $49,899 credit to stockholders’ equity.

3)	Mortgage-Backed Securities, Held to Maturity
Mortgage-backed securities, held to maturity, are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
June 30, 2005

Participation certificates:
FHLMC — Adjustable rate	$1,219,356	10,762	—	1,230,118
FNMA — Adjustable rate	666,572	7,122	—	673,694
FNMA — Fixed rate	13,477	355	—	13,832
GNMA — Fixed rate	20,816	—	—	20,816

	$1,920,221	18,239	—	1,938,460

Weighted average interest rate	4.04%

June 30, 2004

Participation certificates:
FHLMC — Adjustable rate	$1,707,372	17,058	—	1,724,430
FNMA — Adjustable rate	921,361	11,308	—	932,669
FHLMC — Fixed rate	178,240	3,734	—	181,974
FNMA — Fixed rate	90,551	7,315	—	97,866
GNMA — Fixed rate	43,993	—	—	43,993

	$2,941,517	39,415	—	2,980,932

Weighted average interest rate	3.88%

4)	Loans Receivable
Loans receivable are summarized as follows:

	June 30,
	2005	2004
Mortgage loans:
One-to-four family	$91,558,168	90,636,479
Multi-family	1,125,007	1,118,995
Non-residential	804,748	821,322

Total mortgage loans	93,487,923	92,576,796

Other loans:
Loans on deposit accounts	268,637	311,128
Auto loans	448,442	464,871
Education loans	247,060	587,107
Credit card loans	189,060	159,061
Other	11,883	17,021

Total other loans	1,165,082	1,539,188

Commercial business loans	17,053	25,815

Total loans receivable	94,670,058	94,141,799

Less:
Loans in process	25,450	109,190
Net deferred yield adjustments	(404,924)	(397,787)
Allowance for uncollected interest	14,172	9,564
Allowance for loan losses	456,550	459,472

Loans receivable, net	$94,578,810	93,961,360

Weighted average interest rate	5.80%	5.78%

Activity in the allowance for loan losses is summarized as follows:

	Years Ended June 30,
	2005	2004	2003
Balance, beginning of year	$459,472	409,560	350,260
Provision for loan losses	—	60,000	60,000
Recoveries previously charged-off	—	8,215	—
Charge-offs	(2,922)	(18,303)	(700)

Balance, end of year	$456,550	459,472	409,560

Delinquent loans (loans having payments past due ninety days or more) at June 30, 2005 amounted to $380,265 or .4% of total loans in force. Comparable figures for 2004 were $55,425 or .1% of total loans.
During the prior year, the Association sold a non-performing loan in the amount of $316,450 which was in foreclosure. The loan was sold to an unrelated third party without recourse for $403,366, resulting in a gain of $86,916. A majority of this gain was due to default interest that was added to the purchase price.

4)	Loans Receivable (continued)

The Association had held forbearance agreements since 1996 to resolve non-performance on three loans that were cross-collateralized by a multi-family residential property located in Chicago, Illinois. As a result of the agreements, excess cash flow from the Chicago multi-family property was used to reduce the amounts due on the three loans. The Association also held $433,285 in deficiency judgments stemming from various foreclosure actions on residential properties located in Florida that were also cross-collateralized by the Chicago multi-family property under the agreements. This amount was expensed and charged-off in a prior period. During the year ended June 30, 2004, the Chicago multi-family property was sold and the proceeds were sufficient to repay the existing mortgage on that property in full, the remaining obligations due on the three loans and the deficiency judgments, all in satisfaction of the forbearance agreements.

Loans to directors and executive officers aggregated $646,032 at June 30, 2005 and $676,888 at June 30, 2004. Such loans are made on substantially the same terms as those for other loan customers.

5)	Loans Receivable Held for Sale

The Company sells loans in the secondary market under various programs. During the years ended June 30, 2005, 2004 and 2003, the Company sold first mortgage loans totaling $1,823,050, $1,054,750 and $1,902,945 in the secondary market. The Company retained the servicing on these loans. Proceeds from the sale of these loans during the years ended June 30, 2005, 2004 and 2003 were $1,823,050, $1,054,750 and $1,902,945 with no gain or loss realized on those sales. In addition, the Company recorded a gain of $25,627, $14,853 and $27,128 for the years ended June 30, 2005, 2004 and 2003 on loan sales from the establishment of a mortgage servicing right asset. During the years ended June 30, 2005, 2004 and 2003, the Company amortized $24,255, $56,402 and $42,322 of mortgage servicing rights against current servicing fee income.

As of June 30, 2005, $252,500 of newly originated fixed rate thirty year original term loans qualifying for sale into the secondary market were classified in this portfolio. Loans held for sale are valued at the lower of cost or fair value in accordance with accounting principles generally accepted in the United States of America. There were no recognized, but unrealized, losses at June 30, 2005 and 2004.

At June 30, 2005, 2004 and 2003, loans serviced for others amounted to $5,905,383, $6,014,542 and $9,398,448, respectively.

6)	Accrued Interest Receivable

Accrued interest receivable is summarized as follows:

	June 30,
	2005	2004
Investment securities	$9,723	9,375
Mortgage-backed securities	10,392	14,665
Loans receivable	347,236	335,662

	$367,351	359,702

7)	Office Properties and Equipment

Office properties and equipment are summarized as follows:

	June 30,
	2005	2004
Land	$439,935	416,595
Buildings	2,365,311	2,365,311
Easement for parking lot and driveway	223,050	223,050
Leasehold improvements — Homer Glen	579,253	579,253
Furniture, fixtures and equipment	2,882,373	2,827,586

	6,489,922	6,411,795
Less accumulated depreciation	4,249,531	4,035,770

	$2,240,391	2,376,025

Depreciation of office properties and equipment for the years ended June 30, 2005, 2004 and 2003 amounted to $213,761, $270,315 and $316,663, respectively.
During July 1998, the Association entered into a lease for retail space and vacant land in Homer Glen, Illinois. The retail space is leased for a period of ten years with a single ten year renewal option. The vacant land was subsequently purchased by the Association for $23,340 in September 2004.
The Association established a full service branch banking facility at this location. Rent expense at the Homer Glen, Illinois location for the years ended June 30, 2005, 2004 and 2003 amounted to $50,565, $51,009 and $49,045, respectively. Rent expense includes charges for real estate taxes and insurance, and other costs of occupancy relating to common areas shared with other tenants.
Minimum rental commitments under the above leases, exclusive of future escalation charges for real estate taxes, insurance and occupancy costs are approximately as follows:

Year ended June 30, 2006	$41,480
Year ended June 30, 2007	43,536
Year ended June 30, 2008	45,704
Year ended June 30, 2009	46,440

8)	Prepaid Expenses and Other Assets

Prepaid expenses and other assets consist of the following:

	June 30,
	2005	2004
Prepaid federal insurance premiums	$4,256	5,158
Prepaid insurance	38,384	59,057
Other prepaid expenses	123,901	126,711
Mortgage servicing rights	57,614	56,242
Deferred federal income tax benefit — net (a)	128,089	181,211
Accounts receivable and other assets (b)	125,223	119,074

	$477,467	547,453

(a)	Significant components of the deferred tax assets and liabilities are as follows:

	June 30,
	2005	2004
Deferred tax assets:
Tax basis of office building in excess of book basis	$372,178	392,505
Accelerated book depreciation	12,564	—
Book allowance for loan losses	155,227	156,040

Total deferred tax assets	539,969	548,545

Deferred tax liabilities:
Loan fees deferred for financial reporting purposes, net of costs	155,128	153,265
Accelerated tax depreciation	—	4,467
FHLB stock dividends	125,596	104,618
Mortgage servicing rights	19,589	19,122
Unrealized gain on securities available for sale	111,567	85,862

Total deferred tax liabilities	411,880	367,334

Net deferred tax benefit	$128,089	181,211

(b)	In March 2005, the shareholders of Intrieve Incorporated, the Association’s data processing provider, approved the sale and merger of Intrieve into Harland Financial Solutions, Inc., a wholly owned subsidiary of John H. Harland Company. This transaction closed in April 2005. As a shareholder of Intrieve, the Association received $343,880 in cash on its $15,000 investment, resulting in a gain of $328,880.

9)	Deposits

Deposit accounts are summarized as follows:

	June 30,
	2005	2004
Passbook accounts	$52,859,335	59,697,411
NOW accounts	12,028,751	12,982,903
Money market accounts	6,108,339	7,497,335
Non-interest bearing demand deposit accounts	13,528,200	12,097,020

	84,524,625	92,274,669

Certificates of deposit by interest rate:
0.75 - 1.00%	—	3,209,598
1.01 - 2.00	14,588,839	32,082,845
2.01 - 3.00	23,221,114	10,075,339
3.01 - 4.00	2,501,554	2,794,253

	40,311,507	48,162,035

	$124,836,132	140,436,704

The weighted average rate on deposit accounts at June 30, 2005 and 2004 was 1.17% and 1.01%, respectively.
The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $7,403,000 and $7,950,000 at June 30, 2005 and 2004, respectively.
A summary of certificates of deposit by maturity is as follows:

	June 30,
	2005	2004
Within 12 months	$37,501,893	45,384,440
12 months to 24 months	1,851,765	2,121,274
24 months to 36 months	957,849	656,321

Total	$40,311,507	48,162,035

Interest expense on deposits consists of the following:

	Years Ended June 30,
	2005	2004	2003
Passbook accounts	$418,495	508,804	849,284
Certificate accounts	791,675	1,013,354	1,539,654
NOW and money market accounts	160,793	183,404	335,540

Total	$1,370,963	1,705,562	2,724,478

10)	Other Liabilities

Other liabilities consist of the following:

	June 30,
	2005	2004
Accrued interest on deposits	$8,377	7,968
Accrued real estate taxes	137,511	134,600
Accrued federal income taxes	—	26,755
Other accrued expenses	144,535	176,089
Outstanding bank drafts	35,174	30,153
Other accounts payable	59,689	51,519

	$385,286	427,084

11)	Retirement Plans and Other Employee Benefits

The Association participates in the Financial Institution’s Retirement Fund, a tax-qualified pension trust, which covers all eligible employees. The Plan meets the criteria of a multiemployer pension plan as defined in Financial Accounting Standards Board Statement No. 87, “Employers’ Accounting for Pensions” and as such, does not make separate actuarial valuations with respect to each employer, nor does it segregate plan assets. The practice with respect to multiemployer plans has been to accept employer’s contributions that are paid as its expense for accounting purposes. Contributions of $291,038, $211,753 and $157,362 were paid and expensed by the Association for the years ended June 30, 2005, 2004 and 2003, respectively.

In addition, the Association established a qualified defined contribution plan (401(k) Plan) which covers all full-time employees having a minimum of twelve months of service and who are at least twenty-one years of age. Eligible employees may contribute from 2% to 15% of their monthly salaries. The Association will contribute an amount equal to 50%, 75% or 100% of the monthly contribution up to 3% of salary, depending upon years of employment. Employer contributions to the Plan amounted to $43,205, $43,077 and $37,734 for the years ended June 30, 2005, 2004 and 2003, respectively.

12)	Stock Option Plan

In conjunction with the Conversion, the Company adopted the 1993 Stock Option and Incentive Plan (the “Stock Option Plan”) for the benefit of the senior officers and directors of the Company. The number of shares of common stock authorized under the Stock Option Plan was 34,500, equal to 10.0% of the total number of shares issued in the Conversion. Future grants are determined by the Board of Directors at option prices that are not less than the fair market value of the stock at the grant date and expire no later than ten years from the date of grant. All options granted under the Stock Option Plan become exercisable immediately. The following is an analysis of the stock option activity for each of the years in the three year period ended June 30, 2005 and the stock options outstanding at the end of the respective periods:

	Number	Exercise Price
Options	of Shares	Per Share	Total
Outstanding at June 30, 2002	8,625	10.00-16.25	97,031
Granted	0
Exercised	(8,625)	(10.00-16.25)	(97,031)

Outstanding at June 30, 2003	—		—
Granted	0
Exercised	0

Outstanding at June 30, 2004	—		—
Granted	0
Exercised	0

Outstanding at June 30, 2005	—	$—	$—

Options available for future grants at June 30, 2005	6,900

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
The following summarizes the pro forma net income and earnings per shares as if the fair value method of accounting for stock-based compensation plans had been utilized:

	Years Ended June 30,
	2005	2004	2003
Net income (as reported)	$1,202,549	1,042,668	690,183
Pro forma net income	1,202,549	1,042,668	690,183

Earnings per share — diluted (as reported)	$3.23	2.80	1.88
Pro forma diluted earnings per share	3.23	2.80	1.88
The pro forma results presented above may not be representative of the effects reported in pro form net income for future years.

13)	Income Taxes

Savings and loan associations are required to account for bad debts for federal income tax purposes on the same basis as commercial banks for tax years beginning after December 31, 1995. The pre-1988 reserve provisions are subject to recapture requirements if the Association no longer qualifies as a savings and loan association. Tax bad debt deductions accumulated prior to 1988 by the Association and included in retained earnings total approximately $1,100,000. No deferred income taxes have been provided for these bad debt deductions and no recapture of these amounts is anticipated.

	Years Ended June 30,
	2005	2004	2003
Current	$596,697	529,072	362,448
Deferred	27,417	(8,548)	(175)

	$624,114	520,524	362,273

A reconciliation of the statutory federal income tax rate to effective income tax rate is as follows:

	Years Ended June 30,
	2005	2004	2003
Statutory federal income tax rate	34.0%	34.0%	34.0%
Other	.2	(.7)	.4

Effective income tax rate	34.2%	33.3%	34.4%

Deferred federal income tax expense consists of the following tax effects of timing differences:

	Years Ended June 30,
	2005	2004	2003
Loan fees net of costs	$1,863	3,216	14,397
Depreciation	3,296	(2,971)	5,374
FHLB stock dividends	20,978	22,304	17,374
Book loan loss provision less than (in excess of) tax deduction	813	(16,970)	(20,162)
Recapture of bad debt reserve	—	—	(11,992)
Mortgage servicing rights	467	(14,127)	(5,166)

	$27,417	(8,548)	(175)

14)	Regulatory Capital Requirements

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

Quantitative measures established by regulation to ensure capital adequacy require all savings institutions to maintain minimum amounts and ratios, set forth in the table below of the total risk-based, tangible and core capital, as defined in the regulations. Management believes, as of June 30, 2005, that the Association meets all capital adequacy requirements to which it is subject.

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

At June 30, 2005 and 2004, the Association’s actual capital amounts and ratios, minimum amounts and ratios required for capital adequacy purposes and minimum amounts and ratios to meet the well-capitalized criteria under prompt corrective action provisions, are as follows:

					To Be Well-
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
June 30, 2005

Tangible	$10,904,534	7.83%	$2,088,000	1.50%	$	N/A	N/A	%
Core	10,904,534	7.83	4,176,000	3.00		6,960,000	5.00
Risk-based	11,361,084	14.27	6,371,000	8.00		7,963,000	10.00

June 30, 2004

Tangible	$10,412,617	6.77%	$2,307,000	1.50%	$	N/A	N/A	%
Core	10,412,617	6.77	4,614,000	3.00		7,689,000	5.00
Risk-based	10,857,089	13.35	6,505,000	8.00		8,131,000	10.00

14)	Regulatory Capital Requirements (continued)

	Tangible	Core	Risk-based
	Capital	Capital	Capital
June 30, 2005

Stockholders’ equity	$11,126,868	11,126,868	11,126,868
Unrealized gain on securities available for sale, net of taxes	(216,573)	(216,573)	(216,573)
Retained mortgage servicing rights	(5,761)	(5,761)	(5,761)
General loss allowances	—	—	456,550

Regulatory capital computed	$10,904,534	10,904,534	11,361,084

A reconciliation of the Association’s equity capital at June 30, 2005 is as follows:

Stockholders’ equity	$12,696,682
Less Company stockholders’ equity not available for regulatory capital	(1,569,814)

Stockholders’ equity of the Association	$11,126,868

	Tangible	Core	Risk-based
	Capital	Capital	Capital
June 30, 2004

Stockholders’ equity	$10,584,915	10,584,915	10,584,915
Unrealized gain on securities available for sale, net of taxes	(166,674)	(166,674)	(166,674)
Retained mortgage servicing rights	(5,624)	(5,624)	(5,624)
General loss allowances	—	—	459,472
Direct equity investments	—	—	(15,000)

Regulatory capital computed	$10,412,617	10,412,617	10,857,089

A reconciliation of the Association’s equity capital at June 30, 2004 is as follows:

Stockholders’ equity	$11,742,314
Less Company stockholders’ equity not available for regulatory capital	(1,157,399)

Stockholders’ equity of the Association	$10,584,915

15)	Stockholders’ Equity

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

Commitments to originate mortgage loans of $2,834,450 at June 30, 2005 represents an amount which the Association plans to fund within the normal commitment period of 60 to 90 days. Of this amount, $1,863,250 are fixed rate commitments with rates ranging from 5.25% to 6.00% and $971,200 are in adjustable rate commitments. Because the credit worthiness of each customer is reviewed prior to extension of the commitment, the Association adequately controls their credit risk on these commitments, as it does for loans recorded on the balance sheet. The Association conducts all of its lending activities in the Chicagoland area. Management believes the Association has a diversified loan portfolio and the concentration of lending activities in these local communities does not result in an acute dependency upon economic conditions of the lending region.

The Association has approved, but unused, equity lines of credit of approximately $3,605,000 at June 30, 2005. In addition, the Association has approved, but unused, credit card lines of credit amounting to approximately $524,000. The Association has also issued outstanding letters of credit totaling $85,330.

17)	Contingencies

The Association is, from time to time, a party to certain lawsuits arising in the ordinary course of its business, wherein it enforces its security interest. Management believes that the Company and the Association are not engaged in any legal proceedings of a material nature at the present time.

18)	Subsequent Event

At the July, 2005 Board of Directors’ meeting, the Company declared a quarterly dividend of $.22 per share, totaling $81,972, payable August 18, 2005 to shareholders of record as of August 8, 2005.

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

The fair value of the Association’s off-balance-sheet instruments is nominal.

The estimated fair value of the Association’s financial instruments as of June 30, 2005 and 2004 are as follows:

	June 30, 2005
	Carrying	Fair
	Amount	Value
Financial assets:
Cash and cash equivalents	$36,709,593	36,709,593
Investment securities, available for sale	1,310,937	1,310,937
Mortgage-backed securities, held to maturity	1,920,221	1,938,460
Loans receivable, gross	94,920,558	96,109,000
Accrued interest receivable	367,351	367,351

Financial liabilities:
Deposits	124,836,132	124,601,000
Accrued interest payable	8,377	8,377

	June 30, 2004
	Carrying	Fair
	Amount	Value
Financial assets:
Cash and cash equivalents	$50,496,629	50,496,629
Investment securities, available for sale	1,234,375	1,234,375
Mortgage-backed securities, held to maturity	2,941,517	2,980,932
Loans receivable, gross	94,723,299	94,995,000
Accrued interest receivable	359,702	359,702

Financial liabilities:
Deposits	140,436,704	140,396,000
Accrued interest payable	7,968	7,968

20)	Condensed Parent Company Only Financial Statements

The following condensed statements of financial condition, as of June 30, 2005 and 2004 and condensed statements of income and cash flows for the years ended June 30 2005, 2004 and 2003 for Midland Capital Holdings Corporation should be read in conjunction with the consolidated financial statements and the notes thereto.
Statements of Financial Condition

	June 30,
	2005	2004
Assets

Cash and cash equivalents	$1,568,662	1,143,111
Loans receivable	5,343	14,893
Equity investment in the Association	10,895,835	10,403,781
Prepaid expenses and other assets	6	1,559

	12,469,846	11,563,344

Liabilities and Stockholders’ Equity

Liabilities:
Accrued taxes and other liabilities	4,197	2,164

Stockholders’ Equity:
Common stock	3,726	3,726
Additional paid-in capital	3,381,120	3,381,120
Retained earnings	9,080,803	8,176,334

Total stockholders’ equity	12,465,649	11,561,180

	$12,469,846	11,563,344

Statements of Income

	Years Ended June 30,
	2005	2004	2003
Interest income	$10,460	11,281	18,399
Non-interest income	29	—	—
Non-interest expense	70,345	76,147	88,124

Net loss before income tax benefit and equity in earnings of subsidiaries	(59,856)	(64,866)	(69,725)
Benefit from income taxes	20,351	22,054	23,706

Net loss before equity in earnings of subsidiaries	(39,505)	(42,812)	(46,019)
Equity in earnings of subsidiaries	1,242,054	1,085,480	736,202

Net income	$1,202,549	1,042,668	690,183

20)	Condensed Parent Company Only Financial Statements (continued)
Statements of Cash Flows

	Years Ended June 30,
	2005	2004	2003
Cash flows from operating activities:
Net income	$1,202,549	1,042,668	690,183
Equity in earnings of the Association	(1,242,054)	(1,085,480)	(736,202)
Decrease in prepaid expenses and other assets	1,553	6,544	20,343
Increase (decrease) in accrued taxes and other liabilities	2,033	(1,177)	(1,399)

Net cash provided for operating activities	(35,919)	(37,445)	(27,075)

Cash flows from investing activities:
Loan disbursements	—	(15,000)	—
Loan repayments	9,550	107	—

Net cash provided by (for) investing activities	9,550	(14,893)	—

Cash flows from financing activities:
Proceeds from exercise of stock options	—	—	97,031
Dividends received from Association	750,000	100,000	610,000
Dividends paid on common stock	(298,080)	(253,368)	(220,454)

Net cash provided by (for) financing activities	451,920	(153,368)	486,577

Net change in cash and cash equivalents	425,551	(205,706)	459,502
Cash and cash equivalents at beginning of year	1,143,111	1,348,817	889,315

Cash and cash equivalents at end of year	$1,568,662	1,143,111	1,348,817

Officers and Directors

Officers	Directors
Paul Zogas	Paul Zogas
President, Chief Executive Officer and Chief Financial Officer of the Company and the Association	President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board for the Company and the Association

Charles Zogas	Charles Zogas
Executive Vice President, Chief Operating Officer, Secretary and Treasurer of the Company and the Association	Executive Vice President, Chief Operating Officer, Secretary and Treasurer

Richard Taylor	Richard Taylor
Vice President, Trust Officer and Assistant Secretary of the Company and the Association	Vice President, Trust Officer and Assistant Secretary

Janice Cecott	Algerd Brazis
Controller of the Company and the Association	Retired businessman and Director, Knights of Lithuania Mid-America District

Donna Chmiel	Michael J. Kukanza
Internal Auditor of the Company and the Association	Self-employed private investor

Lois Gajdorus Assistant Vice President of the Association	Jonas Vaznelis Retired businessman and Committee member of the Board of Zoning Appeals for Beverly Shores, Indiana.

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
Annual Meeting of Shareholders
The Annual Meeting of the Shareholders of Midland Capital Holdings Corporation will be held at 2:00 p.m., October 19, 2005, at the Corporate Office of the Company, 8929 S. Harlem Avenue, Bridgeview, Illinois. All shareholders are cordially invited to attend.
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
5335 Wisconsin Avenue, N.W. — Suite 400
Washington, D.C. 20015
Corporate Counsel/Chicago, Illinois
Kamm & Shapiro, Ltd.
318 W. Adams Street — Suite 1700
Chicago, Illinois 60606
Independent Auditors
Cobitz, VandenBerg & Fennessy
9944 South Roberts Road — Suite 202
Palos Hills, Illinois 60465