Form 10KSB, Exhibit 13
period 2006-06-30
MIDLAND CAPITAL HOLDINGS CORP
filed 2006-09-28
CIK 1061234

Exhibit 13
ANNUAL REPORT TO SECURITY HOLDERS

Corporate Profile

Midland Capital Holdings Corporation (the “Company”) is the holding company of Midland Federal Savings and Loan Association (the “Association” or “Midland Federal”). Both the Company and the Association are headquartered in Bridgeview, Illinois, a southwest suburb of Chicago. The Association was incorporated in 1914 with the goal of providing personal financial services and home mortgage loans to communities located within the southwest side of the city of Chicago. The Company continues to fulfill that role today with two branch banking offices located in the Brighton Park and Marquette Park neighborhoods of the city of Chicago, a branch banking office located in Homer Glen, Illinois, a southwest suburb of Chicago and its home office in Bridgeview, Illinois. Common stock in Midland Capital Holdings Corporation is traded on the Electronic Bulletin Board of the National Association of Securities Dealers.
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

To Our Shareholders,
     Midland Capital Holdings Corporation completed its fiscal year ended June 30, 2006 with earnings of $1.0 million, or $2.71 per diluted common share. The Company’s assets totaled $130.8 million at June 30, 2006 and the loan portfolio totaled $92.5 million at fiscal year end. Total stockholders’ equity rose to a record $13.3 million, resulting in a book value per common share of $35.68 at June 30, 2006.
     Asset quality remained excellent in fiscal 2006 with non-performing loans totaling .35% of total loans at June 30, 2006. The Company’s allowance for loan losses amounted to 0.45% of total loans at fiscal year end after net loan charge offs of .04% of total loans in fiscal 2006. Also at June 30, 2006, the Company’s ratio of stockholders’ equity to total assets rose to 10.16% and its banking subsidiary, Midland Federal Savings, continued to meet all of the regulatory capital requirements as a “well capitalized” savings institution during fiscal 2006.
     As a result of the Company’s positive financial performance the Board of Directors increased the amount of cash dividends paid to $0.88 per common share in fiscal 2006.
     As in years past, I wish to thank all of our stockholders and customers for their continued support. I look forward to building upon our accomplishments this year and to continued positive results in the coming year.

Sincerely,
/s/ Paul Zogas
Paul Zogas
Chairman and President

FINANCIAL HIGHLIGHTS

	Year Ended June 30,
	2006	2005	2004	2003	2002

		(Dollars in Thousands)
Total assets	$130,817	138,979	153,560	159,976	$150,589
Loans receivable, net	92,545	94,829	94,543	93,300	86,087
Mortgage-backed securities	1,684	1,920	2,942	6,272	10,360
Cash and cash equivalents	11,260	36,710	50,497	49,421	32,921
Investment securities	21,022	1,311	1,234	6,389	16,306
Deposits	115,971	124,836	140,437	147,490	138,444
Stockholders’ equity	13,296	12,697	11,742	11,056	10,397

For the Period:
Net interest income	$5,170	5,135	4,635	4,554	4,448
Net income	1,011	1,203	1,043	690	866

Per Common Share:
Book value per share outstanding	$35.68	34.08	31.51	29.67	28.56

Earnings per share outstanding
basic	$2.71	3.23	2.80	1.88	2.38
diluted	$2.71	3.23	2.80	1.88	2.36

Financial Ratios:
Stockholders’ equity to total assets	10.16%	9.14	7.65	6.91	6.90
Non-performing assets to total assets	.25%	.27	.04	.30	.11
Net charge-offs to total loans	.04%	.01	.02	—	.03
Net interest margin	4.06%	3.71	3.13	3.05	3.19
Operating expenses to average assets	3.41%	3.07	2.93	2.96	2.88
Return on average assets	.76%	.83	.67	.44	.59
Return on average Stockholders’ equity	7.78%	9.89	9.05	6.41	8.64

SELECTED CONSOLIDATED FINANCIAL INFORMATION
SELECTED FINANCIAL CONDITION DATA:

	At June 30,
	2006	2005	2004	2003	2002

	(In Thousands)
Total assets	$130,817	138,379	153,560	159,976	150,589
Loans receivable, net	92,545	94,829	94,543	93,300	86,087
Mortgage-backed securities	1,684	1,920	2,942	6,272	10,360
Cash and cash equivalents	11,260	36,710	50,497	49,421	32,921
Investment securities	21,022	1,311	1,234	6,389	16,306
Deposits	115,971	124,836	140,437	147,490	138,444
Stockholders’ equity	$13,296	12,697	11,742	11,056	10,397
SELECTED OPERATIONS DATA:

	Year Ended June 30,
	2006	2005	2004	2003	2002

	(In Thousands)
Total interest income	$6,821	6,506	6,340	7,278	8,282
Total interest expense	1,651	1,371	1,706	2,724	3,834

Net interest income	5,170	5,135	4,554	4,448

Provision for loan losses	—	—	60	60	15

Net interest income after provision for loan losses	5,170	5,135	4,574	4,494	4,433

Non-interest income:
Loan related fees and charges	250	239	399	542	429
Deposit related fees	446	432	473	512	514
Commission income	51	56	70	70	74
Gain on sale of loans	64	26	102	27	44
Gain on sale of investment	35	329	—	—	—
Gain on satisfaction of foreclosure judgments	—	—	433	—	—
Other income	53	62	86	57	67

Total non-interest income	899	1,144	1,563	1,208	1,128

Non-interest expense:
Staffing costs	2,614	2,578	2,635	2,627	2,381
Occupancy and equipment expense	654	635	729	773	745
Deposit insurance premiums	16	20	22	24	24
Advertising expense	65	66	70	58	57
Data processing fees	198	204	213	207	209
Legal, audit and examination	147	136	161	141	125
Other expense	848	813	744	820	707

Total non-interest expense	4,542	4,452	4,574	4,650	4,248

Income before income taxes	1,527	1,827	1,563	1,052	1,313
Provision for income taxes	516	624	520	362	447

Net income	$1,011	1,203	1,043	690	866

SELECTED CONSOLIDATED FINANCIAL INFORMATION
SELECTED FINANCIAL RATIOS:

	At or For the Year Ended June 30,
	2006	2005	2004	2003	2002

Performance Ratios:
Return on average assets	.76%	.83	.67	.44	.59
Return on average stockholders’ equity	7.78%	9.89	9.05	6.41	8.64

Interest rate spread during period	3.80%	3.55	2.98	2.85	2.89
Net interest margin (1)	4.06%	3.71	3.13	3.05	3.19
Ratio of operating expenses to average total assets	3.41%	3.07	2.93	2.96	2.88
Ratio of average interest-earning assets to average interest-bearing liabilities	119.67%	116.91	112.56	111.07	110.76

Asset Quality Ratios:
Non-performing assets to total assets	.25%	.27	.04	.30	.11
Allowance for loan losses to non-performing loans	127.27%	120.06	829.00	84.80	213.29
Allowance for loan losses to total loans	.45%	.48	.49	.44	.41

Capital Ratios:
Stockholders’ equity to total assets	10.16%	9.14	7.65	6.91	6.90
Average stockholders’ equity to average assets	9.76%	8.40	7.37	6.85	6.80

(1)	Net interest income divided by average interest-earning assets.

MANAGEMENT’S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
Forward-Looking Statements
When used in this filing and in future filings by Midland Capital with the Securities and Exchange Commission, in Midland Capital’s press releases or other public or shareholder communications, and in oral statements made with the approval of an authorized executive officer, the words or phrases “will likely result”, “are expected to”, “will continue”, “is anticipated”, “estimate”, “project” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including but not limited to changes in economic conditions in Midland Capital’s market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans, real estate values, competition in Midland Capital’s market area and our ability to maintain and grow our retail loans and deposits, all or some of which could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Midland Capital wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made and are subject to the above-stated qualifications in any event. Midland Capital wishes to advise readers that the factors listed above could affect Midland Capital’s financial performance and could cause Midland Capital’s actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.
Midland Capital does not undertake and specifically declines any obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.
GENERAL
Midland Capital Holdings Corporation (the “Company”) is a Delaware corporation that was organized for the purpose of becoming the thrift holding company for Midland Federal Savings and Loan Association (the “Association” or “Midland Federal”). At June 30, 2006 there were 372,600 shares of the Company’s common stock outstanding.
The Company’s results of operations are dependent primarily on net interest income, which is the difference between the interest income earned on its loans, investment securities and other assets and its cost of funds, consisting of the interest paid on its deposits. In addition, to a lesser extent, the Company’s operating results are affected by non-interest income and non-interest expense. Non-interest income includes operating income consisting primarily of loan fees, deposit fees, insurance premium commissions and profit on the sale of loans. Non-interest expense includes operating expenses consisting primarily of employee salaries and benefits, office occupancy expenses, equipment costs, federal deposit insurance premiums, and other general and administrative expenses. Operational results are also affected by general economic conditions (particularly changes in interest rates), competition, government policies and actions of regulatory agencies.
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
The interest rate sensitivity of the Association’s net portfolio value is shown in the following table, which shows the NPV and projected change in the NPV of the Association at June 30, 2006 assuming an instantaneous and sustained 300 basis point change in market interest rates, measured in 100 basis point increments. As of June 30, 2006, due to the current level of interest rates, the OTS did not provide NPV estimates for decreases in interest rates greater than 200 basis points.

	NET PORTFOLIO VALUE			NPV AS % OF ASSETS
Change in Rates	$ Amount	$ Change	% Change	NPV Ratio	Change
(Basis Points)	(Thousands)
+300 bp	11,953	-6,756	-36%	9.14%	-440 bp

+200 bp	14,080	-4,630	-25%	10.58%	-296 bp

+100 bp	16,368	-2,341	-13%	12.07%	-147 bp

0 bp	18,710	—	—	13.54%

-100 bp	20,614	1,905	10%	14.69%	+115 bp

-200 bp	20,784	2,074	11%	14.77%	+123 bp
FINANCIAL CONDITION AT JUNE 30, 2006
At June 30, 2006 total assets of the Company decreased by $8.2 million to $130.8 million from $139.0 million at June 30, 2005. This decrease was the result of redemptions of cash equivalents and repayments of net loans receivable, the proceeds of which were used in part to fund an $8.8 million decline in deposit balances to $116.0 million at June 30, 2006.
Loans receivable decreased $2.9 million to $91.7 million at June 30, 2006 due to a decline in portfolio loan originations. The Company originated $17.1 million of portfolio loans during the year ended June 30, 2006 compared to portfolio loan originations of $20.9 million during the prior fiscal year. The decline in portfolio loan origination volume in the current year was due in part to an emphasis on originations of loans held for sale which increased to $5.7 million during the year ended June 30, 2006 compared to $1.5 million during the prior fiscal year. We increased our originations of loans held for sale as we determined to limit fixed rate portfolio loan originations in a rising interest rate environment. Proceeds from the sale of loans held for sale also increased to $5.1 million during the year ended June 30, 2006 compared to $1.8 million during the prior fiscal year. Portfolio loan repayments declined slightly to $20.0 million during the year ended June 30, 2006 compared with the prior fiscal year.
There were no new purchases of mortgage-backed securities during fiscal 2005 and the balance of mortgage-backed securities decreased by $236,000 to $1.7 million at June 30, 2006 due to repayments.

Investment securities available for sale increased by $19.7 million to $21.0 million at June 30, 2006 compared to June 30, 2005. The increase in investment securities available for sale was the result of our purchase of six month United States Treasury Securities for the portfolio in order to take advantage of higher short term interest rates. Gross unrealized gains in the available for sale portfolio were $201,000 at June 30, 2006 compared to gross unrealized gains of $328,000 at June 30, 2005, reflecting the negative impact of higher long term interest rates. The weighted average remaining term to maturity of the Company’s investment securities portfolio at June 30, 2006 was 8.5 months.
The Company decreased the balance of cash and cash equivalents by $25.4 million to $11.3 million at June 30, 2006 from $36.7 million at June 30, 2005 in order to fund the $19.7 million increase in investment securities as well as the decline in deposit balances, discussed above.
Non-performing assets consisted of $327,000 in non-accruing loans at June 30, 2006 compared to $380,000 at June 30, 2005. The allowance for loan losses decreased by $41,000 at June 30, 2006, as a result of net loan charge offs during the year. Non-accruing loans at June 30, 2006 consisted of four single-family residential mortgage loans in the amount of $295,000 and $32,000 in non-mortgage loans. At June 30, 2006 the Company’s ratio of allowance for loan losses to non-performing loans was 127.27% compared to 120.06% at June 30, 2005. Management believes that the current allowance for loan losses is adequate to cover probable accrued losses in the portfolio.
Deposits for the year ended June 30, 2006 decreased $8.8 million to $116.0 million as a result of withdrawals, net of deposits, in the amount of $10.4 million, offset by interest credited to deposits in the amount of $1.6 million. The net decrease in deposits is primarily attributed to increased competition for deposits from special rate promotions and management’s view that current asset yields did not justify aggressive pricing for these deposits. The decrease in deposits reflects a $4.4 million decrease in passbook deposit accounts, a $1.7 million decrease in demand deposit accounts, a $1.2 million decrease in NOW accounts, a $1.0 million decrease in money market accounts and a $524,000 decrease in certificate of deposit accounts. Management believes that it may be difficult to increase deposits while maintaining strong results of operations in the current interest rate environment.
Stockholders’ equity increased $600,000, or 4.7%, to $13.3 million at June 30, 2006. The increase in stockholders’ equity was due to net income of $1.0 million offset by an $84,000 decrease in other comprehensive income and the payment of cash dividends in the amount of $328,000.

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

	Year Ended June 30,
	2006			2005			2004
		Interest	Yield		Interest	Yield		Interest	Yield
	Average	Earned/	and	Average	Earned/	and	Average	Earned/	and
	Balance	Paid	Rates	Balance	Paid	Rates	Balance	Paid	Rates
	(Dollars in Thousands)
Interest-Earning Assets:
Loans receivable(1)	$94,098	5,435	5.78%	$95,816	5,510	5.75%	$93,096	5,503	5.91%
Mortgage-backed securities	1,788	82	4.59%	2,267	88	3.88	4,274	205	4.80
Investment and other securities	17,597	741	4.21%	1,280	76	5.93	2,521	118	4.69
Interest-bearing deposits	12,801	521	4.07%	37,845	770	2.03	47,229	448	0.95
FHLB stock	1,143	42	3.68	1,096	62	5.64	1,032	66	6.38

Total interest- earning assets	127,427	6,821	5.35	138,304	6,506	4.71	148,152	6,340	4.28

Non-interest earning assets	5,817			6,509			8,170

Total assets	$133,244			$144,813			$156,322

Interest-Bearing Liabilities:
Certificates of deposit	$38,726	1,105	2.85%	$43,437	792	1.82%	$53,542	1,013	1.89%
Passbook accounts	50,121	379	0.76	55,367	418	0.75	57,163	509	0.89
Money market and NOW accounts	17,631	167	0.95	19,495	161	0.82	20,911	184	0.88

Total interest- bearing liabilities	106,478	1,651	1.55	118,299	1,371	1.16	131,616	1,706	1.30

Non-interest bearing Deposits	12,185			12,721			11,793
Other liabilities	1,581			1,631			1,397

Total liabilities	120,244			132,651			144,806
Stockholders’ equity	13,000			12,162			11,516

Liabilities and stockholders’ equity	$133,244			$144,813			$156,322

Net earning assets	$20,949			$20,005			$16,536

Net-interest income		$5,170			$5,135			$4,634

Net-interest rate spread			3.80%			3.55%			2.98%

Net-interest margin			4.06%			3.71%			3.13%

Average interest-earning assets to average interest-bearing liabilities			119.67%			116.91%			112.56%

(1)	Calculated net of deferred yield adjustments, loan discounts, loans in process and loss reserves.

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

	Year Ended June 30,
	2006 vs. 2005				2005 vs. 2004
	Increase (decrease) due to				Increase (decrease) due to
			Rate/				Rate/
	Volume	Rate	Volume	Net	Volume	Rate	Volume	Net
	(In Thousands)
Interest-Earning Assets:
Loans Receivable	$(99)	$24	$—	$(75)	$161	$(154)	$—	$7
Mortgage-backed securities	(19)	16	(3)	(6)	(96)	(39)	18	(117)
Investment and other securities	969	(22)	(282)	665	(58)	32	(16)	(42)
Interest-bearing deposits	(509)	770	(510)	(249)	(89)	512	(101)	322

FHLB stock	3	(22)	(1)	(20)	4	(8)	—	(4)

Total interest- earning assets	$345	$766	$(796)	$315	$(78)	$343	$(99)	$166

Interest-Bearing Liabilities:
Certificates of deposit	$(86)	$448	$(49)	$313	$(191)	$(37)	$7	$(221)

Passbook accounts	(40)	1	—	(39)	(16)	(77)	2	(91)

Money market and NOW accounts	(15)	23	(2)	6	(12)	(11)	—	(23)

Total interest-bearing liabilities	$(141)	$472	$(51)	$280	$(219)	$(125)	$9	$(335)

Net change in net interest income				$35				$501

COMPARISON OF OPERATING RESULTS
FOR THE FISCAL YEARS ENDED
JUNE 30, 2006 AND JUNE 30, 2005
The Company had net income of $1.0 million in fiscal 2006 compared to net income of $1.2 million for fiscal 2005. The decrease in net income is primarily attributed to a $245,000 decrease in non-interest income and a $90,000 increase in non-interest expense offset by a $35,000 increase in net interest income and a $108,000 decrease in income taxes.
Net interest income increased $35,000 to $5.2 million in fiscal 2006 from $5.1 million in fiscal 2005. The increase in net interest income was the result of an increase in the Company’s interest rate spread to 3.80% in fiscal 2006 from 3.55% in fiscal 2005 as well as a $943,000 increase in the average balance of net earning assets to $20.9 million in fiscal 2006 from $20.0 million in the prior fiscal year.
INTEREST INCOME
Interest income increased $315,000 in fiscal 2006 to $6.8 million. This increase in interest income resulted from an increase in the average yield earned on interest earning assets which offset a decrease in the average balance of interest earning assets. The average yield on interest earning assets increased to 5.35% in fiscal 2006 from 4.71% in fiscal 2005 while the average balance of interest earning assets decreased $10.9 million to $127.4 million in fiscal 2006 from $138.3 million in fiscal 2005.
Interest on loans receivable decreased $75,000 in fiscal 2006 to $5.4 million compared with fiscal 2005. The decrease in interest income was attributed to a $1.7 million decrease in the average outstanding balance of loans receivable to $94.1 million in fiscal 2006 compared to $95.8 million in fiscal 2005. The decrease in the average outstanding balance of loans receivable was offset by a modest increase in the average yield earned on loans receivable to 5.78% in fiscal 2006 from 5.75% in fiscal 2005 due to Managements’ decision to limit fixed rate portfolio loan originations, discussed above.
Interest on mortgage-backed securities decreased $6,000, or 6.9%, to $82,000 in fiscal 2006 compared with fiscal 2005. The decrease in interest income was attributed to a $479,000 decrease in the average outstanding balance of mortgage-backed securities to $1.8 million in fiscal 2006 from $2.3 million in fiscal 2005 offset by an increase in the average yield earned on mortgage-backed securities to 4.59% in fiscal 2006 from 3.88% in fiscal 2005.
Interest earned on investment securities increased $665,000 to $741,000 in fiscal 2006. The increase in interest income resulted from a $16.3 million increase in the average outstanding balance of investment securities to $17.6 million in fiscal 2006 from $1.3 in fiscal 2005. The increase in the average outstanding balance of investment securities was partially offset by a decrease in the average yield earned on investment securities to 4.21% in fiscal 2006 compared to 5.93% in fiscal 2005. Both the increase in the average outstanding balance and the decrease in the average yield earned on investment securities in the current year compared to the prior year are the result of substantial investments in six month United States Treasury Bills during fiscal 2006.
Interest earned on interest bearing deposits decreased $249,000, or 32.3%, to $521,000 in fiscal 2006 compared with fiscal 2005. The decrease in interest income is attributed a $25.0 million decrease in the average outstanding balance of interest bearing deposits to $12.8 million in fiscal 2006 from $37.8 million in fiscal 2005 offset by an increase in the average yield earned on interest bearing deposits to 4.07% in fiscal 2006 from 2.03% in fiscal 2005. The Company decreased its average balance of interest bearing deposits during fiscal 2006 in order to fund both the increase in investment securities, discussed above, as well as the decrease in deposit liabilities.
INTEREST EXPENSE
Interest expense increased $280,000, or 20.4%, to $1.7 million in fiscal 2006 from $1.4 million in fiscal 2005. The increase in interest expense in fiscal 2006 was the result of an increase in the average yield paid on interest costing deposits offset in part by a decrease in the average outstanding balance of interest costing deposits. The average yield paid on interest costing deposits increased to 1.55% in fiscal 2006 compared to 1.16% in fiscal 2005 while the average outstanding balance of interest costing deposits decreased by $11.8 million to $106.5 million in fiscal 2006 from $118.3 million in fiscal 2005. The increase in the average yield paid on interest costing deposits is primarily attributed to higher interest rates that occurred in the current year compared with the prior year.
PROVISIONS FOR LOSSES ON LOANS
The Company maintains an allowance for loan losses based upon management’s periodic evaluation of probable accrued losses in the portfolio based on known and inherent risks in the loan portfolio, the Company’s past loan loss experience, adverse situations that may affect borrowers’ ability to repay loans, estimated value of the underlying collateral and current and expected market conditions. After considering the low level of non-performing loans, the high concentration of one-to-four family mortgage loans in the loan portfolio, the level and nature of its charge offs and recoveries, the strong housing market in its primary lending area and the volume of its loan activity, the Company made no loan loss provisions during fiscal 2006. The allowance for loan losses totaled $416,000, or .45% of total loans, at June 30, 2006, compared to $457,000, or .48% of total loans, at June 30, 2005. Non-accruing loans totaled $327,000 at June 30, 2006 compared to $380,000 at June 30, 2005. The Company’s ratio of allowance for loan losses to non-performing loans was 127.27% at June 30, 2006 compared to 120.06% at June 30, 2005. The $416,000 allowance for loan losses at June 30, 2006 was determined by the Company to be consistent with its policy for the establishment and maintenance of adequate levels of loan loss reserves.
At June 30, 2006, the Company was aware of no regulatory directives or suggestions that the Company make additional provisions for losses on loans. Although the Company believes its allowance for loan losses is at a level which it considers adequate to provide for probable accrued losses, there can be no assurance that such losses will not exceed the estimated amounts.
NON-INTEREST INCOME
For the fiscal year ended June 30, 2006 non-interest income decreased $245,000 to $899,000 compared to $1.1 million in fiscal 2005. Non-interest income in both periods included gains realized on the sale of Midland Federal’s investment in Intrieve, Incorporated (“Intrieve”), Midland Federal’s data processing provider. Non-interest income in fiscal 2006 included a $35,000 gain from the Intrieve sale compared with a $329,000 gain realized from the Intrieve sale in fiscal 2005. Non-interest income in fiscal 2006 was increased by a $38,000 increase in gain on the sale of loans resulting from increased emphasis on loan sale activity, an $11,000 increase in loan fees and service charges and a $14,000 increase in deposit related fees offset by a $5,000 decrease in commission income.
NON-INTEREST EXPENSE
Non-interest expense increased $90,000 to $4.5 million in fiscal 2006 compared with the prior year period. The primary factors for the increase in non-interest expense in the current fiscal year were a $36,000 increase in staffing costs, a $33,000 increase in computer software and support expense, a $19,000 increase in office occupancy expense and an $11,000 increase in professional fees offset by a $6,000 decrease in data processing fees. The increase in staffing costs is primarily attributed to a $21,000 increase in employee medical and pension benefit costs. The increase in computer software and support expense was primarily attributed to the installation of new computer servers.
INCOME TAXES
Provisions for income taxes decreased by $108,000 to $516,000 in fiscal 2006 from $624,000 in fiscal 2005 primarily due to the decrease in operating income in the current fiscal year as compared to the prior year.
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
At June 30, 2006 the Association had commitments to originate $500,000 in commercial real estate mortgage loans, $110,000 in home equity line of credit mortgage loans and commitments to sell $843,000 in loans. At June 30, 2006 the Company had $33.9 million in certificate of deposit accounts maturing within one year. The Company considers its liquidity and capital reserves sufficient to meet its outstanding short and long-term needs.
The Company expects to be able to fund or refinance, on a timely basis, its material commitments and long-term liabilities. The Company’s liquidity, represented by cash and cash equivalents, is a combination of its operating, investing and financing activities. These activities are summarized in the following table for the years ended June 30, 2006 and 2005.

	For the Year
	Ended June 30,
	2006	2005
	(Dollars in Thousands)
Net income	$1,011	$1,203
Adjustments to reconcile net income to net cash provided (for) by operating activities	(1,092)	129

Net cash provided (for) by operating activities	(81)	1,332
Net cash provided (for) by investing activities	(16,243)	673
Net cash provided for financing activities	(9,126)	(15,792)

Net change in cash and cash equivalents	(25,450)	(13,787)
Cash and cash equivalents at beginning of year	36,710	50,497

Cash and cash equivalents at end of year	$11,260	$36,710

At June 30, 2006 Midland Federal had tangible and core capital of $11.2 million, or 8.51% of adjusted total assets, which was approximately $9.2 million and $7.2 million above the minimum requirements for capital adequacy purposes in effect on that date of 1.5% and 3.0%, respectively, of adjusted total assets.
At June 30, 2006 Midland Federal had total capital of $11.6 million and risk-weighted assets of $59.1 million, or total capital of 19.58% of risk-weighted assets. This amount was approximately $6.8 million above the 8.0% requirement for capital adequacy purposes in effect on that date.

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
Stock Based Compensation. In December 2004, the FASB issued Statement No. 123R “Shared-Based Payment” (“SFAS No. 123R”). SFAS No. 123R is a revision of SFAS No. 123, “Accounting for Stock Based Compensation”, supersedes APB 25, and amends FASB Statement No. 95, “Statement of Cash Flows.” SFAS No. 123R establishes standards for the accounting for transactions in which an entity (i) exchanges its equity instruments for goods or services, or (ii) incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of the equity instruments. SFAS No. 123R eliminates the ability to account for stock-based compensation using APB 25 and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the date of the grant. The effective date of SFAS No. 123R is the beginning of the Company’s next fiscal year that begins after December 15, 2005.
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
The Company currently expects to adopt SFAS No. 123R effective July 1, 2006. The Company currently uses the intrinsic value method as permitted by APB 25 to account for its shared-based payments to employees, and as such, generally recognizes no compensation expense for employee stock options. The Company does not expect the initial adoption of SFAS No. 123R to have any impact on its financial position or results of operations as there are currently no outstanding options. Future levels of compensation cost recognized related to shared-based compensation awards may be impacted by new awards and/or modification, repurchases, and cancellations of existing awards after the adoption of this standard.
Separately Recognized Servicing Assets and Servicing Liabilities. In March 2006, the Financial Accounting Standards Board (“FASB”) issued Statement No. 156, “Accounting for Servicing of Financial Assets” (“SFAS No. 156”), which requires all separately recognized servicing assets and liabilities to be initially measured at fair value, if practical. An entity can elect either to (1) subsequently measure servicing rights at fair value and report changes in fair value in earnings, or (2) continue the current practice of amortizing servicing rights in proportion to and over the expected period of servicing income or loss. The statement also permits entities, at the date of adoption, a one-time option to reclassify certain available-for-sale (“AFS”) securities to trading securities, without calling into question the classification of other AFS securities under Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, provided that the AFS securities are identified as offsetting the entity’s exposure to changes in fair value of servicing assets or liabilities that the entity has elected to subsequently measure at fair value. This statement is effective for fiscal years beginning after September 15, 2006. The Company is currently evaluating the impact of the statement on its financial position and results of operations.
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
COMMON STOCK
As of June 30, 2006, there were approximately 45 holders of record of the Company’s common stock and 372,600 shares of issued and outstanding common stock. The Company’s common stock is quoted on the Electronic Bulletin Board of the National Association of Securities Dealers, Inc. under the symbol “MCPH”.
The following table sets forth, for the periods shown, the high and low prices of the common stock and cash dividends per share declared. The prices reflect inter-dealer quotations without retail mark-up, mark-down or commissions and do not necessarily represent actual transactions.

Quarter ended	High	Low	Cash dividends declared
September 30, 2004	$41.55	$37.35	$0.20

December 31, 2004	44.00	44.00	0.20

March 31, 2005	43.00	41.10	0.20

June 30, 2005	44.00	40.00	0.20

September 30, 2005	$44.00	$38.60	$0.22

December 31, 2005	45.00	41.30	0.22

March 31, 2006	44.00	41.50	0.22

June 30, 2006	42.25	40.60	0.22
Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions.

Cobitz, Vandenberg & Fennessy
CERTIFIED PUBLIC ACCOUNTANTS
9944 S. Roberts Road • Suite 202
Palos Hills, Illinois 60453
(708) 430-4106 • Fax (708) 430-4499
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Midland Capital Holdings Corporation
Bridgeview, Illinois
We have audited the accompanying consolidated statements of financial condition of Midland Capital Holdings Corporation and subsidiaries as of June 30, 2006 and 2005, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ending June 30, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Midland Capital Holdings Corporation and subsidiaries at June 30, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ending June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.
/s/ Cobitz, VandenBerg & Fennessy
August 9, 2006
Palos Hills, Illinois

MIDLAND CAPITAL HOLDINGS CORPORATION
AND SUBSIDIARIES
Consolidated Statements of Financial Condition

	June 30,
	2006	2005
Assets
Cash and amounts due from depository institutions	$2,204,602	2,640,369
Interest-bearing deposits	9,055,302	34,069,224

Total cash and cash equivalents	11,259,904	36,709,593
Investment securities available for sale, at fair value (note 2)	21,021,975	1,310,937
Stock in Federal Home Loan Bank of Chicago, at cost	1,148,087	1,123,500
Mortgage-backed securities, held to maturity (fair value: 2006 - $1,688,292; 2005 - $1,938,460) (note 3)	1,684,228	1,920,221
Loans receivable (net of allowance for loan losses: 2006 - $415,666; 2005 - $456,550) (note 4)	91,701,483	94,578,810
Loans receivable held for sale (note 5)	843,090	250,500
Accrued interest receivable (note 6)	370,190	367,351
Office properties and equipment — net (note 7)	2,240,702	2,240,391
Prepaid expenses and other assets (note 8)	547,690	477,467

Total assets	130,817,349	138,978,770

Liabilities and Stockholders’ Equity

Liabilities

Deposits (note 9)	115,971,229	124,836,132
Advance payments by borrowers for taxes and insurance	1,127,293	1,060,670
Other liabilities (note 10)	422,743	385,286

Total liabilities	117,521,265	126,282,088

Stockholders’ Equity

Preferred stock, $.01 par value: authorized 50,000 shares; none outstanding	—	—
Common stock, $.01 par value: authorized 600,000 shares; issued and outstanding 372,600 shares at June 30, 2006 and 2005	3,726	3,726
Additional paid-in capital	3,395,580	3,395,580
Retained earnings — substantially restricted	9,764,211	9,080,803
Accumulated other comprehensive income, net of tax	132,567	216,573

Total stockholders’ equity (notes 14 and 15)	13,296,084	12,696,682

Commitments and contingencies (notes 16 and 17)

Total liabilities and stockholders’ equity	$130,817,349	138,978,770

See accompanying notes to consolidated financial statements.

MIDLAND CAPITAL HOLDINGS CORPORATION
AND SUBSIDIARIES
Consolidated Statements of Income

	Years Ended June 30,
	2006	2005	2004
Interest income:
Interest on loans	$5,434,886	5,510,360	5,502,835
Interest on mortgage-backed securities	81,798	87,888	205,278
Interest on investment securities	741,166	75,958	118,257
Interest on interest-bearing deposits	520,883	769,701	447,894
Dividends on FHLB stock	42,024	61,815	65,824

Total interest income	6,820,757	6,505,722	6,340,088

Interest expense:
Interest on deposits (note 9)	1,650,610	1,370,963	1,705,562

Total interest expense	1,650,610	1,370,963	1,705,562

Net interest income	5,170,147	5,134,759	4,634,526
Provision for loan losses	—	—	60,000

Net interest income after provision for loan losses	5,170,147	5,134,759	4,574,526

Non-interest income:
Loan fees and service charges	249,914	238,848	398,685
Deposit related fees	446,271	432,390	472,890
Commission income	51,176	56,561	70,282
Gain on sale of loans (notes 4 and 5)	64,501	25,627	101,769
Gain on satisfaction of foreclosure judgments (note 4)	—	—	433,285
Gain on sale of other assets (note 8)	34,778	328,880	—
Other income	52,669	61,790	86,160

Total non-interest income	899,309	1,144,096	1,563,071

Non-interest expense:
Staffing costs (notes 11 and 12)	2,613,424	2,578,126	2,634,908
Advertising	65,356	66,261	69,620
Occupancy and equipment expenses (note 7)	654,176	635,299	729,604
Data processing	197,843	203,759	212,688
Federal deposit insurance premiums	16,305	19,815	22,450
Legal, audit and examination services	147,216	136,152	160,976
Other	848,118	812,780	744,159

Total non-interest expense	4,542,438	4,452,192	4,574,405

Income before income taxes	1,527,018	1,826,663	1,563,192
Provision for income taxes (note 13)	515,722	624,114	520,524

Net income	$1,011,296	1,202,549	1,042,668

Earnings per share — basic	$2.71	3.23	2.80

Earnings per share — diluted	$2.71	3.23	2.80

See accompanying notes to consolidated financial statements.

MIDLAND CAPITAL HOLDINGS CORPORATION
AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders’ Equity

				Accumulated
		Additional		Other
	Common	Paid-In	Retained	Comprehensive
	Stock	Capital	Earnings	Income	Total
Balance at June 30, 2003	$3,726	3,395,580	7,387,034	269,807	11,056,147

Comprehensive income:
Net income			1,042,668		1,042,668
Other comprehensive income, net of tax:
Unrealized holding loss during the year				(103,133)	(103,133)

Total comprehensive income			1,042,668	(103,133)	939,535

Dividends declared on common stock ($.68 per share)			(253,368)		(253,368)

Balance at June 30, 2004	3,726	3,395,580	8,176,334	166,674	11,742,314

Comprehensive income:
Net income			1,202,549		1,202,549
Other comprehensive income, net of tax:
Unrealized holding gain during the year				49,899	49,899

Total comprehensive income			1,202,549	49,899	1,252,448

Dividends declared on common stock ($.80 per share)			(298,080)		(298,080)

Balance at June 30, 2005	3,726	3,395,580	9,080,803	216,573	12,696,682

Comprehensive income:
Net income			1,011,296		1,011,296
Other comprehensive income, net of tax:
Unrealized holding loss during the year				(84,006)	(84,006)

Total comprehensive income			1,011,296	(84,006)	927,290

Dividends declared on common stock ($.88 per share)			(327,888)		(327,888)

Balance at June 30, 2006	$3,726	3,395,580	9,764,211	132,567	13,296,084

See accompanying notes to consolidated financial statements.

MIDLAND CAPITAL HOLDINGS CORPORATION
AND SUBSIDIARIES
Consolidated Statements of Cash Flows

	Years Ended June 30,
	2006	2005	2004
Cash flows from operating activities:
Net income	$1,011,296	1,202,549	1,042,668
Adjustments to reconcile net income to net cash from operating activities:
Depreciation	213,911	213,761	270,315
Amortization of premiums and discounts on securities	(665,817)	(2,227)	(13,564)
Federal Home Loan Bank stock dividend	(24,587)	(61,700)	(65,600)
Provision for loan losses	—	—	60,000
Proceeds from sale of loans held for sale	5,144,722	1,823,050	1,054,750
Origination of loans held for sale	(5,695,343)	(1,492,050)	(1,268,950)
Gain on sale of loans	(64,501)	(25,627)	(101,769)
Gain on sale of other assets	(34,778)	(328,880)	—
(Increase) decrease in accrued interest receivable	(2,839)	(7,649)	89,060
Increase (decrease) in accrued interest payable	115	409	(6,653)
Increase (decrease) in deferred income on loans	3,933	(2,529)	(244,135)
(Increase) decrease in other assets	(4,415)	54,908	62,579
Increase (decrease) in other liabilities	37,342	(42,207)	1,883

Net cash provided (for) by operating activities	(80,961)	1,331,808	880,584

Cash flows from investing activities:
Proceeds from repayments of mortgage-backed securities, held to maturity	235,993	1,022,565	3,342,775
Proceeds from maturities of investment securities, available for sale	20,000,000	—	5,000,000
Purchase of investment securities, available for sale	(39,172,503)	—	—
Loan disbursements	(17,124,431)	(20,872,954)	(41,776,527)
Loan repayments	19,997,825	20,258,033	40,615,105
Proceeds from sale of non-performing loan	—	—	403,366
Proceeds from sale of other assets	34,778	343,880	—
Property and equipment expenditures	(214,222)	(78,127)	(38,951)

Net cash provided (for) by investing activities	(16,242,560)	673,397	7,545,768

Cash flows from financing activities:
Net decrease in deposits	(8,864,903)	(15,600,572)	(7,052,900)
Payment of dividends	(327,888)	(298,080)	(253,368)
Increase (decrease) in advance payments by borrowers for taxes and insurance	66,623	106,411	(44,520)

Net cash provided for financing activities	(9,126,168)	(15,792,241)	(7,350,788)

Net change in cash and cash equivalents	(25,449,689)	(13,787,036)	1,075,564
Cash and cash equivalents at beginning of year	36,709,593	50,496,629	49,421,065

Cash and cash equivalents at end of year	$11,259,904	36,709,593	50,496,629

Cash paid during the year for:
Interest	$1,650,495	1,370,554	1,712,215
Income taxes	496,593	630,297	528,318
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

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, and its wholly owned subsidiary, Midland Federal Savings and Loan Association and the Association’s wholly-owned subsidiaries, Midland Federal Service Corporation, Midland Insurance Services, Inc. and Bridgeview Development Company. Significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

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

Statement of Cash Flows

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

The Company has adopted the provisions of SFAS No. 114 “Accounting by Creditors for Impairment of a Loan” and SFAS No. 118 “Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures”. These statements apply to all loans that are identified for evaluation except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment. These loans include, but are not limited to, credit card, residential mortgage and consumer installment loans. Of the loans which are to be evaluated for impairment, management has determined that there were no loans at June 30, 2006 and 2005, nor during the years ended June 30, 2006 and 2005, which met the definition of an impaired loan. A loan is considered impaired when it is probable that a creditor will be unable to collect contractual principal and interest due according to the contractual terms of the loan agreement.

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

Allowance for Loan Losses

The determination of the allowance for loan losses involves material estimates that are susceptible to significant change in the near term. The allowance for loan losses is maintained at a level adequate to provide for losses through charges to operating expense. The allowance is based upon past loss experience and other factors which, in management’s judgment, deserve current recognition in estimating losses. Such factors considered by management include growth and composition of the loan portfolio, the relationship of the allowance for losses to outstanding loans and economic conditions.

Management believes that the allowance is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Office Properties and Equipment

Land is carried at cost. Depreciation of office properties and equipment is accumulated on the straight line basis over estimated lives of the various assets. Useful lives are 25 to 40 years for office properties, 5 to 15 years for leasehold improvements and 3 to 10 years for furniture, fixtures and equipment.

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

Weighted average shares used in calculating earnings per share are summarized below.

	Years Ended June 30,
	2006	2005	2004
Weighted average number of common shares outstanding used in basic EPS calculation	372,600	372,600	372,600
Add common stock equivalents for shares issuable under Stock Option Plans	—	—	—

Weighted average number of shares outstanding adjusted for common stock equivalents	372,600	372,600	372,600

Net income	$1,011,296	1,202,549	1,042,668
Basic earnings per share	$2.71	3.23	2.80
Diluted earnings per share	$2.71	3.23	2.80

2) Investment Securities, Available for Sale
    The amortized cost and fair value of investment securities available for sale are as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
June 30, 2006

United States Treasury bills	$19,837,361	1,622	133	19,838,850
United States Treasury bond	983,756	199,369	—	1,183,125

	$20,821,117	200,991	133	21,021,975

Weighted average interest rate/yield	4.87%

June 30, 2005
United States Treasury bond	$982,797	328,140	—	1,310,937

Weighted average interest rate	7.60%

    The Company did not have any investment securities classified as held to maturity or trading at June 30, 2006 or 2005.
    The contractual maturity of investment securities available for sale are summarized as follows:

	June 30, 2006		June 30, 2005
	Amortized	Fair	Amortized	Fair
Term to Maturity	Cost	Value	Cost	Value
Due in one year or less	$19,837,361	19,838,850	—	—
Due after ten years through fifteen years	983,756	1,183,125	982,797	1,310,937

	$20,821,117	21,021,975	982,797	1,310,937

There were no sales of investment securities available for sale during any of the periods presented. The change in net unrealized gains and losses during the current year of $127,282, net of the tax effect of $43,276, resulted in an $84,006 charge to stockholders’ equity.

3)	Mortgage-Backed Securities, Held to Maturity

Mortgage-backed securities, held to maturity, are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
June 30, 2006

Participation certificates:
FHLMC - Adjustable rate	$1,064,803	4,523	1,379	1,067,947
FNMA- Adjustable rate	611,303	902	—	612,205
FNMA- Fixed rate	4,159	18	—	4,177
GNMA- Fixed rate	3,963	—	—	3,963

	$1,684,228	5,443	1,379	1,688,292

Weighted average interest rate	5.01%

June 30, 2005

Participation certificates:
FHLMC - Adjustable rate	$1,219,356	10,762	—	1,230,118
FNMA- Adjustable rate	666,572	7,122	—	673,694
FNMA- Fixed rate	13,477	355	—	13,832
GNMA- Fixed rate	20,816	—	—	20,816

	$1,920,221	18,239	—	1,938,460

Weighted average interest rate	4.04%

4)	Loans Receivable

Loans receivable are summarized as follows:

	June 30,
	2006	2005
Mortgage loans:
One-to-four family	$88,617,507	91,558,168
Multi-family	1,641,650	1,125,007
Non-residential	750,365	804,748

Total mortgage loans	91,009,522	93,487,923

Other loans:
Loans on deposit accounts	187,778	268,637
Auto loans	354,970	448,442
Education loans	161,186	247,060
Credit card loans	149,221	189,060
Other	2,084	11,883

Total other loans	855,239	1,165,082

Commercial business loans	37,869	17,053

Total loans receivable	91,902,630	94,670,058

Less:
Loans in process	172,300	25,450
Net deferred yield adjustments	(406,581)	(404,924)
Allowance for uncollected interest	19,762	14,172
Allowance for loan losses	415,666	456,550

Loans receivable, net	$91,701,483	94,578,810

Weighted average interest rate	5.87%	5.80%

Activity in the allowance for loan losses is summarized as follows:

	Years Ended June 30,
	2006	2005	2004
Balance, beginning of year	$456,550	459,472	409,560
Provision for loan losses	—	—	60,000
Recoveries previously charged-off	1,881	—	8,215
Charge-offs	(42,765)	(2,922)	(18,303)

Balance, end of year	$415,666	456,550	459,472

Delinquent loans (loans having payments past due ninety days or more) at June 30, 2006 amounted to $326,591 or .4% of total loans in force. Comparable figures for 2005 were $380,265 or .4% of total loans.
During the year ended June 30, 2004, the Association sold a non-performing loan in the amount of $316,450 which was in foreclosure. The loan was sold to an unrelated third party without recourse for $403,366, resulting in a gain of $86,916. A majority of this gain was due to default interest that was added to the purchase price.

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

Loans to directors and executive officers aggregated $637,127 at June 30, 2006 and $646,032 at June 30, 2005. Such loans are made on substantially the same terms as those for other loan customers.

5)	Loans Receivable Held for Sale

The Company sells loans in the secondary market to the Illinois Housing Development Authority (“IHDA”) and private investors under various programs. During the years ended June 30, 2006, 2005 and 2004, the Company sold first mortgage loans totaling $5,144,272, $1,823,050 and $1,054,750 in the secondary market. The Company retains the servicing on loans sold to IHDA. Proceeds from the sale of loans during the years ended June 30, 2006, 2005 and 2004 were $5,144,722, $1,823,050 and $1,054,750 with gains of $41,969 realized on those sales during the year ended June 30, 2006 and no gain or loss realized on those sales for the years ended June 30, 2005 and 2004. In addition, the Company recorded a gain of $22,532, $25,627 and $14,853 for the years ended June 30, 2006, 2005 and 2004 on loan sales from the establishment of a mortgage servicing right asset. During the years ended June 30, 2006, 2005 and 2004, the Company amortized $13,701, $24,255 and $56,402 of mortgage servicing rights against current servicing fee income.

As of June 30, 2006, $843,090 of newly originated fixed rate thirty year original term loans qualifying for sale into the secondary market were classified in this portfolio. Loans held for sale are valued at the lower of cost or fair value in accordance with accounting principles generally accepted in the United States of America. There were no recognized, but unrealized, losses at June 30, 2006 and 2005.

At June 30, 2006, 2005 and 2004, loans serviced for others amounted to $6,741,245, $5,905,383 and $6,014,542, respectively.

6)	Accrued Interest Receivable

Accrued interest receivable is summarized as follows:

	June 30,
	2006	2005
Investment securities	$9,871	9,723
Mortgage-backed securities	11,541	10,392
Loans receivable	348,778	347,236

	$370,190	367,351

7)	Office Properties and Equipment

Office properties and equipment are summarized as follows:

	June 30,
	2006	2005
Land	$439,935	439,935
Buildings	2,365,311	2,365,311
Easement for parking lot and driveway	223,050	223,050
Leasehold improvements — Homer Glen	596,698	579,253
Furniture, fixtures and equipment	3,079,150	2,882,373

	6,704,144	6,489,922
Less accumulated depreciation	4,463,442	4,249,531

	$2,240,702	2,240,391

Depreciation of office properties and equipment for the years ended June 30, 2006, 2005 and 2004 amounted to $213,911, $213,761 and $270,315, respectively.
The Association is obligated under a non-cancelable operating lease for office space at the Homer Glen, Illinois branch facility. Rent expense for the years ended June 30, 2006, 2005 and 2004 amounted to $52,016, $50,565 and $51,009, respectively. Rent expense includes charges for real estate taxes and insurance, and other costs of occupancy relating to common areas shared with other tenants.
Minimum rental commitments under the above leases, exclusive of future escalation charges for real estate taxes, insurance and occupancy costs are approximately as follows:

Year ended June 30, 2007	$43,536
Year ended June 30, 2008	45,704
Year ended June 30, 2009	46,440

8)	Prepaid Expenses and Other Assets

Prepaid expenses and other assets consist of the following:

	June 30,
	2006	2005
Prepaid federal insurance premiums	$3,704	4,256
Prepaid insurance	82,942	38,384
Prepaid income taxes	26,777	6,870
Other prepaid expenses	119,391	117,031
Mortgage servicing rights	66,445	57,614
Deferred federal income tax benefit — net (a)	132,329	128,089
Accounts receivable and other assets (b)	116,102	125,223

	$547,690	477,467

(a)	Significant components of the deferred tax assets and liabilities are as follows:

	June 30,
	2006	2005
Deferred tax assets:
Tax basis of office building in excess of book basis	$351,850	372,178
Accelerated book depreciation	14,592	12,564
Book allowance for loan losses	141,326	155,227

Total deferred tax assets	507,768	539,969

Deferred tax liabilities:
Loan fees deferred for financial reporting purposes, net of costs	150,601	155,128
FHLB stock dividends	133,956	125,596
Mortgage servicing rights	22,591	19,589
Unrealized gain on securities available for sale	68,291	111,567

Total deferred tax liabilities	375,439	411,880

Net deferred tax benefit	$132,329	128,089

(b)	In March 2005, the shareholders of Intrieve Incorporated, the Association’s data processing provider, approved the sale and merger of Intrieve into Harland Financial Solutions, Inc., a wholly owned subsidiary of John H. Harland Company. This transaction closed in April 2005. As a shareholder of Intrieve, the Association received $343,880 in cash on its $15,000 investment, resulting in a gain of $328,880 for the year ended June 30, 2005. During the current year, the Association received additional funds of $34,778 from this investment which represents the net proceeds of amounts held back to cover expenses of the transaction.

9)	Deposits

Deposit accounts are summarized as follows:

	June 30,
	2006	2005
Passbook accounts	$48,439,352	52,859,335
NOW accounts	10,854,884	12,028,751
Money market accounts	5,105,750	6,108,339
Non-interest bearing demand deposit accounts	11,783,529	13,528,200

	76,183,515	84,524,625

Certificates of deposit by interest rate:
1.01 - 2.00%	817,642	14,588,839
2.01 - 3.00	8,212,199	23,221,114
3.01 - 4.00	21,533,166	2,501,554
4.01 - 5.00	6,768,299	—
5.01 - 6.00	2,456,408	—

	39,787,714	40,311,507

	$115,971,229	124,836,132

The weighted average rate on deposit accounts at June 30, 2006 and 2005 was 1.63% and 1.17%, respectively.
The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $9,102,000 and $7,403,000 at June 30, 2006 and 2005, respectively.
A summary of certificates of deposit by maturity is as follows:

	June 30,
	2006	2005
Within 12 months	$33,301,073	34,415,900
12 months to 24 months	5,682,252	4,200,935
24 months to 36 months	804,389	1,694,672

Total	$39,787,714	40,311,507

Interest expense on deposits consists of the following:

	Years Ended June 30,
	2006	2005	2004
Passbook accounts	$378,442	418,495	508,804
Certificate accounts	1,104,838	791,675	1,013,354
NOW and money market accounts	167,330	160,793	183,404

Total	$1,650,610	1,370,963	1,705,562

10)	Other Liabilities

Other liabilities consist of the following:

	June 30,
	2006	2005
Accrued interest on deposits	$8,492	8,377
Accrued real estate taxes	136,470	137,511
Other accrued expenses	161,085	144,535
Outstanding bank drafts	34,034	35,174
Other accounts payable	82,662	59,689

	$422,743	385,286

11)	Retirement Plans and Other Employee Benefits

The Association participates in the Financial Institution’s Retirement Fund, a tax-qualified pension trust, which covers all eligible employees. The Plan meets the criteria of a multiemployer pension plan as defined in Financial Accounting Standards Board Statement No. 87, “Employers’ Accounting for Pensions” and as such, does not make separate actuarial valuations with respect to each employer, nor does it segregate plan assets. The practice with respect to multiemployer plans has been to accept employer’s contributions that are paid as its expense for accounting purposes. Contributions of $314,701, $291,038 and $211,753 were paid and expensed by the Association for the years ended June 30, 2006, 2005 and 2004, respectively.

In addition, the Association established a qualified defined contribution plan (401(k) Plan) which covers all full-time employees having a minimum of twelve months of service and who are at least twenty-one years of age. Eligible employees may contribute from 2% to 15% of their monthly salaries. The Association will contribute an amount equal to 50%, 75% or 100% of the monthly contribution up to 3% of salary, depending upon years of employment. Employer contributions to the Plan amounted to $40,361, $43,205 and $43,077 for the years ended June 30, 2006, 2005 and 2004, respectively.

12)	Stock Option Plan

In conjunction with the Conversion, the Company adopted the 1993 Stock Option and Incentive Plan (the “Stock Option Plan”) for the benefit of the senior officers and directors of the Company. The number of shares of common stock authorized under the Stock Option Plan was 34,500, equal to 10.0% of the total number of shares issued in the Conversion. Future grants are determined by the Board of Directors at option prices that are not less than the fair market value of the stock at the grant date and expire no later than ten years from the date of grant. All options granted under the Stock Option Plan become exercisable immediately. There was no option activity in any of the years in the three year period ended June 30, 2006. There were no outstanding options at June 30, 2006, however, there were 6,900 options available for future grants.

The Company accounts for stock options using the intrinsic value method under the provisions of Accounting Principles Board (“APB”) Opinion No. 25 and provides pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair value based method, defined in SFAS No. 123, “Accounting for Stock Based Compensation”, had been applied. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company’s net income and pro forma amounts would be as indicated below:

	Years Ended June 30,
	2006	2005	2004
Net income, as reported	$1,011,296	1,202,549	1,042,668
Deduct: Total stock based employee compensation expense determined under the fair value based method, net of related tax effects	—	—	—

Pro forma net income	$1,011,296	1,202,549	1,042,668

Diluted earnings per share, as reported	2.71	3.23	2.80
Pro forma diluted earnings per share	2.71	3.23	2.80
In December 2004, the FASB issued SFAS 123(R), “Share-Based Payment”, which is a revision of SFAS No. 123, supersedes APB 25 and amends SFAS No. 95 “Statement of Cash Flows”. SFAS No. 123(R) requires that stock option awards, as well as other equity based compensation, be recognized as compensation expense in the income statement based on their fair values determined at the date of grant. The Company will adopt the fair value method of expense recognition as of July 1, 2006, in accordance with SFAS No. 123(R). The Company intends to use the “modified prospective” method, which recognizes compensation cost (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date, and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

13)	Income Taxes

The provision for income taxes is summarized below:

	Years Ended June 30,
	2006	2005	2004
Current	$476,686	596,697	529,072
Deferred	39,036	27,417	(8,548)

	$515,722	624,114	520,524

Retained earnings at June 30, 2006 include approximately $1,200,000 of tax bad debt reserves for which no provision for income taxes has been made. This amount represents earnings legally appropriated to bad debt reserves and deducted for federal income tax purposes and is generally not available for payment of cash dividends by the Association or other distributions to shareholders of the Association. If in the future this amount, or a portion thereof, is used for certain purposes other than to absorb losses on bad debts, an income tax liability will be imposed on the amount so used at the then current corporate income tax rate. If deferred taxes were required to be provided on this item, the amount of this deferred tax liability would be approximately $408,000.
A reconciliation of the statutory federal income tax rate to effective income tax rate is as follows:

	Years Ended June 30,
	2006	2005	2004
Statutory federal income tax rate	34.0%	34.0%	34.0%
Other	(.2)	.2	(.7)

Effective income tax rate	33.8%	34.2%	33.3%

Deferred federal income tax expense consists of the following tax effects of timing differences:

	Years Ended June 30,
	2006	2005	2004
Loan fees net of costs	$(4,527)	1,863	3,216
Depreciation	18,300	3,296	(2,971)
FHLB stock dividends	8,360	20,978	22,304
Book loan loss provision less than (in excess of) tax deduction	13,901	813	(16,970)
Mortgage servicing rights	3,002	467	(14,127)

	$39,036	27,417	(8,548)

14)	Regulatory Capital Requirements

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

Quantitative measures established by regulation to ensure capital adequacy require all savings institutions to maintain minimum amounts and ratios, set forth in the table below of the total risk-based, tangible and core capital, as defined in the regulations. Management believes, as of June 30, 2006, that the Association meets all capital adequacy requirements to which it is subject.

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

At June 30, 2006 and 2005, the Association’s actual capital amounts and ratios, minimum amounts and ratios required for capital adequacy purposes and minimum amounts and ratios to meet the well-capitalized criteria under prompt corrective action provisions, are as follows:

					To Be Well-
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
June 30, 2006

Tangible	$11,157,648	8.51%	$1,968,000	1.50%	$	N/A	N/A	%
Core	11,157,648	8.51	3,935,000	3.00		6,558,000	5.00
Risk-based	11,573,314	19.58	4,729,000	8.00		5,911,000	10.00

June 30, 2005

Tangible	$10,904,534	7.83%	$2,088,000	1.50%	$	N/A	N/A	%
Core	10,904,534	7.83	4,176,000	3.00		6,960,000	5.00
Risk-based	11,361,084	14.27	6,371,000	8.00		7,963,000	10.00

14)	Regulatory Capital Requirements (continued)

	Tangible	Core	Risk-based
	Capital	Capital	Capital
June 30, 2006

Stockholders’ equity	$11,296,859	11,296,859	11,296,859
Unrealized gain on securities available for sale, net of taxes	(132,567)	(132,567)	(132,567)
Retained mortgage servicing rights	(6,644)	(6,644)	(6,644)
General loss allowances	—	—	415,666

Regulatory capital computed	$11,157,648	11,157,648	11,573,314

A reconciliation of the Association’s equity capital at June 30, 2006 is as follows:

Stockholders’ equity			$13,296,084
Less Company stockholders’ equity not available for regulatory capital			(1,999,225)

Stockholders’ equity of the Association			$11,296,859

	Tangible	Core	Risk-based
	Capital	Capital	Capital
June 30, 2005

Stockholders’ equity	$11,126,868	11,126,868	11,126,868
Unrealized gain on securities available for sale, net of taxes	(216,573)	(216,573)	(216,573)
Retained mortgage servicing rights	(5,761)	(5,761)	(5,761)
General loss allowances	—	—	456,550

Regulatory capital computed	$10,904,534	10,904,534	11,361,084

A reconciliation of the Association’s equity capital at June 30, 2005 is as follows:

Stockholders’ equity			$12,696,682
Less Company stockholders’ equity not available for regulatory capital			(1,569,814)

Stockholders’ equity of the Association			$11,126,868

15)	Stockholders’ Equity

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

Commitments to originate mortgage loans of $500,000 at June 30, 2006 represents an amount which the Association plans to fund within the normal commitment period of 60 to 90 days. The commitments are all adjustable rate. Because the credit worthiness of each customer is reviewed prior to extension of the commitment, the Association adequately controls their credit risk on these commitments, as it does for loans recorded on the balance sheet. The Association conducts all of its lending activities in the Chicagoland area. Management believes the Association has a diversified loan portfolio and the concentration of lending activities in these local communities does not result in an acute dependency upon economic conditions of the lending region.

The Association has approved, but unused, equity lines of credit of approximately $4,432,000 at June 30, 2006. In addition, the Association has approved, but unused, credit card lines of credit amounting to approximately $617,000. The Association has also issued outstanding letters of credit totaling $106,000.

17)	Contingencies

The Association is, from time to time, a party to certain lawsuits arising in the ordinary course of its business, wherein it enforces its security interest. Management believes that the Company and the Association are not engaged in any legal proceedings of a material nature at the present time.

18)	Subsequent Event

At the July, 2006 Board of Directors’ meeting, the Company declared a quarterly dividend of $.24 per share, totaling $89,424, payable August 17, 2006 to shareholders of record as of August 7, 2006.

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

The fair value of the Association’s off-balance-sheet instruments is nominal.

The estimated fair value of the Association’s financial instruments as of June 30, 2006 and 2005 are as follows:

	June 30, 2006
	Carrying	Fair
	Amount	Value
Financial assets:
Cash and cash equivalents	$11,259,904	11,259,904
Investment securities, available for sale	21,021,975	21,021,975
Mortgage-backed securities, held to maturity	1,684,228	1,688,292
Loans receivable, gross	92,745,720	89,835,000
Accrued interest receivable	370,190	370,190

Financial liabilities:
Deposits	115,971,229	115,615,000
Accrued interest payable	8,492	8,492

	June 30, 2005
	Carrying	Fair
	Amount	Value
Financial assets:
Cash and cash equivalents	$36,709,593	36,709,593
Investment securities, available for sale	1,310,937	1,310,937
Mortgage-backed securities, held to maturity	1,920,221	1,938,460
Loans receivable, gross	94,920,558	96,109,000
Accrued interest receivable	367,351	367,351

Financial liabilities:
Deposits	124,836,132	124,601,000
Accrued interest payable	8,377	8,377

20)	Condensed Parent Company Only Financial Statements

The following condensed statements of financial condition, as of June 30, 2006 and 2005 and condensed statements of income and cash flows for the years ended June 30 2006, 2005 and 2004 for Midland Capital Holdings Corporation should be read in conjunction with the consolidated financial statements and the notes thereto.
Statements of Financial Condition

	June 30,
	2006	2005
Assets

Cash and cash equivalents	$2,002,108	1,568,662
Loans receivable	—	5,343
Equity investment in the Association	11,296,859	11,126,868
Prepaid expenses and other assets	159	6

	13,299,126	12,700,879

Liabilities and Stockholders’ Equity

Liabilities:
Accrued taxes and other liabilities	3,042	4,197

Stockholders’ Equity:
Common stock	3,726	3,726
Additional paid-in capital	3,395,580	3,395,580
Retained earnings	9,764,211	9,080,803
Accumulated other comprehensive income, net of tax	132,567	216,573

Total stockholders’ equity	13,296,084	12,696,682

	$13,299,126	12,700,879

Statements of Income

	Years Ended June 30,
	2006	2005	2004
Interest income	$14,585	10,460	11,281
Non-interest income	—	29	—
Non-interest expense	79,284	70,345	76,147

Net loss before income tax benefit and equity in earnings of subsidiaries	(64,699)	(59,856)	(64,866)
Benefit from income taxes	21,998	20,351	22,054

Net loss before equity in earnings of subsidiaries	(42,701)	(39,505)	(42,812)
Equity in earnings of subsidiaries	1,053,997	1,242,054	1,085,480

Net income	$1,011,296	1,202,549	1,042,668

20)	Condensed Parent Company Only Financial Statements (continued)
Statements of Cash Flows

	Years Ended June 30,
	2006	2005	2004
Cash flows from operating activities:
Net income	$1,011,296	1,202,549	1,042,668
Equity in earnings of the Association	(1,053,997)	(1,242,054)	(1,085,480)
(Increase) decrease in prepaid expenses and other assets	(153)	1,553	6,544
(Decrease) increase in other liabilities	(1,155)	2,033	(1,177)

Net cash provided for operating activities	(44,009)	(35,919)	(37,445)

Cash flows from investing activities:
Loan disbursements	—	—	(15,000)
Loan repayments	5,343	9,550	107

Net cash provided by (for) investing activities	5,343	9,550	(14,893)

Cash flows from financing activities:
Dividends received from Association	800,000	750,000	100,000
Dividends paid on common stock	(327,888)	(298,080)	(253,368)

Net cash provided by (for) financing activities	472,112	451,920	(153,368)

Net change in cash and cash equivalents	433,446	425,551	(205,706)
Cash and cash equivalents at beginning of year	1,568,662	1,143,111	1,348,817

Cash and cash equivalents at end of year	$2,002,108	1,568,662	1,143,111

Officers and Directors

Officers	Directors

Paul Zogas	Paul Zogas
President,	President, Chief Executive Officer,
Chief Executive Officer	Chief Financial Officer and
and Chief Financial Officer of	Chairman of the Board for
the Company and the Association	the Company and the Association

Charles Zogas	Charles Zogas
Executive Vice President,	Executive Vice President,
Chief Operating Officer,	Chief Operating Officer,
Secretary and Treasurer of	Secretary and Treasurer
the Company and the Association

Richard Taylor	Richard Taylor
Vice President, Trust Officer	Vice President, Trust Officer
and Assistant Secretary of	and Assistant Secretary
the Company and the Association

Janice Cecott	Algerd Brazis
Controller of the Company	Retired businessman and
and the Association	Director, Knights of Lithuania
Mid-America District

Donna Chmiel	Michael J. Kukanza
Internal Auditor of the	Self-employed private investor
Company and the Association

Linda Kolecki	Jonas Vaznelis
Assistant Vice President	Retired businessman and Committee
of the Association	member of the Board of Zoning Appeals
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
Annual Meeting of Shareholders
The Annual Meeting of the Shareholders of Midland Capital Holdings Corporation will be held at 2:00 p.m., October 18, 2006, at the Corporate Office of the Company, 8929 S. Harlem Avenue, Bridgeview, Illinois. All shareholders are cordially invited to attend.
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