Form 10KSB, Exhibit 13
period 2007-06-30
MIDLAND CAPITAL HOLDINGS CORP
filed 2007-09-28
CIK 1061234

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

To Our Shareholders,
Midland Capital Holdings Corporation completed its fiscal year ended June 30, 2007 with earnings of $698,000, or $1.87 per diluted common share. The Company’s assets totaled $124.9 million at June 30, 2007 and the loan portfolio totaled $84.9 million at fiscal year end. Total stockholders’ equity rose to a record $13.7 million, resulting in a book value per common share of $36.80 at June 30, 2007.
Asset quality remained excellent in fiscal 2007 with non-performing loans totaling .60% of total loans at June 30, 2007. The Company’s allowance for loan losses amounted to 0.49% of total loans at fiscal year end. Also at June 30, 2007, the Company’s ratio of stockholders’ equity to total assets rose to 10.98% and its banking subsidiary, Midland Federal Savings, continued to meet all of the regulatory capital requirements as a “well capitalized” savings institution during fiscal 2007.
As a result of the Company’s positive financial performance the Board of Directors increased the amount of cash dividends paid to $0.96 per common share in fiscal 2007.
As in years past, I wish to thank all of our stockholders and customers for their continued support. I look forward to building upon our accomplishments this year and to continued positive results in the coming year.
Sincerely,
Paul Zogas
Chairman and President

FINANCIAL HIGHLIGHTS

	Year Ended June 30,
	2007	2006	2005	2004	2003
	(Dollars in Thousands)

Total assets	$124,893	130,817	138,979	153,560	159,976
Loans receivable, net	84,857	92,545	94,829	94,543	93,300
Mortgage-backed securities	1,475	1,684	1,920	2,942	6,272
Cash and cash equivalents	13,456	11,260	36,710	50,497	49,421
Investment securities	21,127	21,022	1,311	1,234	6,389
Deposits	109,745	115,971	124,836	140,437	147,490
Stockholders’ equity	13,710	13,296	12,697	11,742	11,056

For the Period:
Net interest income	$4,726	5,170	5,135	4,635	4,554
Net income	698	1,011	1,203	1,043	690

Per Common Share:
Book value per share outstanding	$36.80	35.68	34.08	31.51	29.67

Earnings per share outstanding
basic	$1.87	2.71	3.23	2.80	1.88
diluted	$1.87	2.71	3.23	2.80	1.88

Financial Ratios:
Stockholders’ equity to total assets	10.98%	10.16	9.14	7.65	6.91
Non-performing assets to total assets	.41%	.25	.27	.04	.30
Net charge-offs to total loans	—	.04	.01	.02	—
Net interest margin	3.92%	4.06	3.71	3.13	3.05
Operating expenses to average assets	3.52%	3.41	3.07	2.93	2.96
Return on average assets	.56%	.76	.83	.67	.44
Return on average stockholders’ equity	5.15%	7.78	9.89	9.05	6.41

SELECTED CONSOLIDATED FINANCIAL INFORMATION
SELECTED FINANCIAL CONDITION DATA:

	At June 30,
	2007	2006	2005	2004	2003
	(In Thousands)

Total assets	$124,893	130,817	138,379	153,560	159,976
Loans receivable, net	84,857	92,545	94,829	94,543	93,300
Mortgage-backed securities	1,475	1,684	1,920	2,942	6,272
Cash and cash equivalents	13,456	11,260	36,710	50,497	49,421
Investment securities	21,127	21,022	1,311	1,234	6,389
Deposits	109,745	115,971	124,836	140,437	147,490
Stockholders’ equity	$13,710	13,296	12,697	11,742	11,056
SELECTED OPERATIONS DATA:

	Year Ended June 30,
	2007	2006	2005	2004	2003
	(In Thousands)

Total interest income	$6,803	6,821	6,506	6,340	7,278
Total interest expense	2,077	1,651	1,371	1,706	2,724

Net interest income	4,726	5,170	5,135	4,554	4,448

Provision for loan losses	—	—	—	60	60

Net interest income after provision for loan losses	4,726	5,170	5,135	4,574	4,494

Non-interest income:
Loan related fees and charges	171	250	239	399	542
Deposit related fees	337	446	432	473	512
Commission income	67	51	56	70	70
Gain on sale of loans	99	64	26	102	27
Gain on sale of investment	—	35	329	—	—
Gain on satisfaction of foreclosure judgments	—	—	—	433	—
Other income	82	53	62	86	57

Total non-interest income	756	899	1,144	1,563	1,208

Non-interest expense:
Staffing costs	2,555	2,614	2,578	2,635	2,627
Occupancy and equipment expense	676	654	635	729	773
Deposit insurance premiums	14	16	20	22	24

Advertising expense	68	65	66	70	58
Data processing fees	187	198	204	213	207
Legal, audit and examination	135	147	136	161	141
Other expense	790	848	813	744	820

Total non-interest expense	4,425	4,542	4,452	4,574	4,650

Income before income taxes	1,057	1,527	1,827	1,563	1,052
Provision for income taxes	359	516	624	520	362

Net income	$698	1,011	1,203	1,043	690

SELECTED CONSOLIDATED FINANCIAL INFORMATION
SELECTED FINANCIAL RATIOS:

	At or For the Year Ended June 30,
	2007	2006	2005	2004	2003

Performance Ratios:
Return on average assets	.56%	.76	.83	.67	.44
Return on average stockholders’ equity	5.15%	7.78	9.89	9.05	6.41

Interest rate spread during period	3.58%	3.80	3.55	2.98	2.85
Net interest margin (1)	3.92%	4.06	3.71	3.13	3.05
Ratio of operating expenses to average total assets	3.52%	3.41	3.07	2.93	2.96
Ratio of average interest-earning assets to average interest-bearing liabilities	119.94%	119.67	116.91	112.56	111.07

Asset Quality Ratios:
Non-performing assets to total assets	.41%	.25	.27	.04	.30
Allowance for loan losses to non-performing loans	82.22%	127.27	120.06	829.00	84.80
Allowance for loan losses to total loans	.49%	.45	.48	.49	.44

Capital Ratios:
Stockholders’ equity to total assets	10.98%	10.16	9.14	7.65	6.91
Average stockholders’ equity to average assets	10.79%	9.76	8.40	7.37	6.85

(1)	Net interest income divided by average interest-earning assets.

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
GENERAL
Midland Capital Holdings Corporation (the “Company”) is a Delaware corporation that was organized for the purpose of becoming the thrift holding company for Midland Federal Savings and Loan Association (the “Association” or “Midland Federal”). At June 30, 2007 there were 372,600 shares of the Company’s common stock outstanding.
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
The interest rate sensitivity of the Association’s net portfolio value is shown in the following table, which shows the NPV and projected change in the NPV of the Association at June 30, 2007 assuming an instantaneous and sustained 300 basis point change in market interest rates, measured in 100 basis point increments. As of June 30, 2007, due to the current level of interest rates, the OTS did not provide NPV estimates for decreases in interest rates greater than 200 basis points.

	NET PORTFOLIO VALUE			NPV AS % OF ASSETS

Change in Rates	$ Amount	$ Change	% Change	NPV Ratio	Change
(Basis Points)	(Thousands)

+300 bp	11,649	-6,085	-34%	9.31%	-415 bp

+200 bp	16,667	-4,067	-23%	10.74%	-272 bp

+100 bp	15,730	-2,004	-11%	12.14%	-132 bp

0 bp	17,734	—	—	13.46%

-100 bp	19,341	1,607	9%	14.49%	+102 bp

-200 bp	20,129	2,395	14%	14.97%	+150 bp
FINANCIAL CONDITION AT JUNE 30, 2007
At June 30, 2007 total assets of the Company decreased by $5.9 million to $124.9 million from $130.8 million at June 30, 2006. This decrease was the result of repayments of net loans receivable, the proceeds of which were used in part to fund a $6.3 million decline in deposit balances to $109.7 million at June 30, 2007.
Loans receivable decreased $7.9 million to $83.8 million at June 30, 2007 due to a decline in portfolio loan originations. The Company originated $9.2 million of portfolio loans during the year ended June 30, 2007 compared to portfolio loan originations of $17.1 million during the prior fiscal year. The decline in portfolio loan origination volume in the current year was due in part to an emphasis on originations of loans held for sale which increased to $8.0 million during the year ended June 30, 2007 compared to $5.7 million during the prior fiscal year. We increased our originations of loans held for sale as we determined to limit fixed rate portfolio loan originations in the current interest rate environment. Proceeds from the sale of loans held for sale also increased to $8.0 million during the year ended June 30, 2007 compared to $5.1 million during the prior fiscal year. Portfolio loan repayments declined to $17.0 million during the year ended June 30, 2007 compared with $20.0 million for the prior fiscal year.
There were no new purchases of mortgage-backed securities during fiscal 2007 and the balance of mortgage-backed securities decreased by $209,000 to $1.5 million at June 30, 2007 due to repayments.

Investment securities available for sale remained stable at $21.0 million to at June 30, 2007 compared to June 30, 2006. The Company continued to invest maturing investment securities in six month United States Treasury Securities in order to take advantage of higher short term interest rates. Gross unrealized gains in the available for sale portfolio were $208,000 at June 30, 2007 compared to gross unrealized gains of $201,000 at June 30, 2006. The weighted average remaining term to maturity of the Company’s investment securities portfolio at June 30, 2007 was 7.9 months.
The balance of other investments available for sale totaled $107,000 at June 30, 2007 compared to $1,000 at June 30, 2006. The increase was due to the conversion of a non-marketable equity security to common stock in two publicly traded equity securities and the resulting unrealized gains recorded on these marketable equity securities.
The Company increased the balance of cash and cash equivalents by $2.2 million to $13.5 million at June 30, 2007 from $11.3 million at June 30, 2006. The increase in cash and cash equivalents was funded by the decline in portfolio loans, discussed above.
Non-performing assets consisted of $511,000 in non-accruing loans at June 30, 2007 compared to $327,000 at June 30, 2006. The allowance for loan losses increased by $4,000 at June 30, 2007, as a result of net loan recoveries during the year. Non-accruing loans at June 30, 2007 consisted of four single-family residential mortgage loans in the amount of $484,000 and $27,000 in non-mortgage loans. At June 30, 2007 the Company’s ratio of allowance for loan losses to non-performing loans was 82.22% compared to 127.27% at June 30, 2006. Management believes that the current allowance for loan losses is adequate to cover probable accrued losses in the portfolio.
Deposits for the year ended June 30, 2007 decreased $6.3 million to $109.7 million as a result of withdrawals, net of deposits, in the amount of $8.2 million, offset by interest credited to deposits in the amount of $1.9 million. The net decrease in deposits is primarily attributed to continued competition for core deposits from special rate promotions and management’s view that current asset yields did not justify aggressive pricing for these deposits. The decrease in deposits reflects a $4.8 million decrease in passbook deposit accounts, a $1.8 million decrease in demand deposit accounts, a $1.4 million decrease in money market accounts and an $823,000 decrease in NOW accounts, offset by a 2.5 million increase in certificate of deposit accounts. Management believes that it may be difficult to increase deposits in the current competitive interest rate environment without negatively impacting results of operations.
Stockholders’ equity increased $414,000, or 3.1%, to $13.7 million at June 30, 2007. The increase in stockholders’ equity was due to net income of $698,000 million and a $74,000 increase in other comprehensive income offset by the payment of cash dividends in the amount of $358,000.
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

	Year Ended June 30,
	2007			2006			2005
		Interest	Yield		Interest	Yield		Interest	Yield
	Average	Earned/	and	Average	Earned/	and	Average	Earned/	and
	Balance	Paid	Rates	Balance	Paid	Rates	Balance	Paid	Rates
	(Dollars in Thousands)
Interest-Earning Assets:
Loans receivable(1)	$87,841	5,149	5.86%	$94,098	5,435	5.78%	$95,816	5,510	5.75%
Mortgage-backed securities	1,563	89	5.66%	1,788	82	4.59	2,267	88	3.88
Investment and other securities	20,930	1,071	5.12%	17,597	741	4.21	1,280	76	5.93
Interest-bearing deposits	8,985	459	5.11%	12,801	521	4.07	37,845	770	2.03
FHLB stock	1,148	35	3.03	1,143	42	3.68	1,096	62	5.64

Total interest-earning assets	120,467	6,803	5.65	127,427	6,821	5.35	138,304	6,506	4.71

Non-interest earning assets	5,071			5,817			6,509

Total assets	$125,538			$133,244			$144,813

Interest-Bearing Liabilities:
Certificates of deposit	$40,859	1,604	3.92%	$38,726	1,105	2.85%	$43,437	792	1.82%
Passbook accounts	45,392	347	0.76	50,121	379	0.76	55,367	418	0.75
Money market and NOW accounts	14,189	126	0.89	17,631	167	0.95	19,495	161	0.82

Total interest-bearing liabilities	100,440	2,077	2.07	106,478	1,651	1.55	118,299	1,371	1.16

Non-interest bearing Deposits	10,251			12,185			12,721
Other liabilities	1,306			1,581			1,631

Total liabilities.	111,997			120,244			132,651
Stockholders’ equity	13,541			13,000			12,162

Liabilities and stockholders’ equity	$125,538			$133,244			$144,813

Net earning assets	$20,027			$20,949			$20,005

Net-interest income		$4,726			$5,170			$5,135

Net-interest rate spread			3.58%			3.80%			3.55%

Net-interest margin			3.92%			4.06%			3.71%

Average interest-earning assets to average interest-bearing liabilities			119.94%			119.67%			116.91%

(1)	Calculated net of deferred yield adjustments, loan discounts, loans in process and loss reserves.

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

	Year Ended June 30,
	2007 vs. 2006				2006 vs. 2005
	Increase (decrease) due to				Increase (decrease) due to
			Rate/				Rate/
	Volume	Rate	Volume	Net	Volume	Rate	Volume	Net
	(In Thousands)
Interest-Earning Assets:
Loans Receivable	$(361)	$81	$(5)	$(285)	$(99)	$24	$—	$(75)
Mortgage-backed securities	(10)	19	(2)	7	(19)	16	(3)	(6)
Investment and other securities	140	159	30	329	969	(22)	(282)	665
Interest-bearing deposits	(155)	133	(40)	(62)	(509)	770	(510)	(249)
FHLB stock	—	(7)	—	(7)	3	(22)	(1)	(20)

Total interest-earning assets	$(386)	$385	$(17)	$(18)	$345	$766	$(796)	$315

Interest-Bearing Liabilities:
Certificates of deposit	$61	$415	$23	$499	$(86)	$448	$(49)	$313

Passbook accounts	(36)	4	—	(32)	(40)	1	—	(39)

Money market and NOW accounts	(33)	(10)	2	(41)	(15)	23	(2)	6

Total interest- bearing liabilities	$(8)	$409	$25	$426	$(141)	$472	$(51)	$280

Net change in net interest income				$(444)				$35

COMPARISON OF OPERATING RESULTS
FOR THE FISCAL YEARS ENDED
JUNE 30, 2007 AND JUNE 30, 2006
The Company had net income of $698,000 in fiscal 2007 compared to net income of $1.0 million for fiscal 2006. The decrease in net income is primarily attributed to a $444,000 decrease in net interest income and a $143,000 decrease in non-interest income offset by a $117,000 decrease in non-interest expense and a $157,000 decrease in income taxes.
Net interest income decreased $444,000 to $4.7 million in fiscal 2007 from $5.2 million in fiscal 2006. The decrease in net interest income was the result of a decrease in the Company’s interest rate spread to 3.58% in fiscal 2007 from 3.80% in fiscal 2006 as well as a $6.9 million decrease in the average balance of interest earning assets to $120.5 million in fiscal 2007 from $127.4 million in the prior fiscal year.
INTEREST INCOME
Interest income decreased $18,000 in fiscal 2007 to $6.8 million. This decrease in interest income resulted from a decrease in the average balance of interest earning assets which offset an increase in the average yield earned on interest earning assets. The average balance of interest earning assets decreased $6.9 million to $120.5 million in fiscal 2006 from $127.4 million in fiscal 2006 while the average yield on interest earning assets increased to 5.65% in fiscal 2007 from 5.35% in fiscal 2006.
Interest on loans receivable decreased $286,000, or 5.3%, to $5.1 million in fiscal 2007 compared with fiscal 2006. The decrease in interest income was attributed to a $6.3 million decrease in the average outstanding balance of loans receivable to $87.8 million in fiscal 2007 compared to $94.1 million in fiscal 2006. The decrease in the average outstanding balance of loans receivable was due to Managements’ decision to limit fixed rate portfolio loan originations, discussed above. The decrease in the average outstanding balance of loans receivable was offset by a modest increase in the average yield earned on loans receivable to 5.86% in fiscal 2007 from 5.78% in fiscal 2006.
Interest on mortgage-backed securities increased $7,000, or 8.2%, to $88,000 in fiscal 2007 compared with fiscal 2006. The increase in interest income was attributed to an increase in the average yield earned on mortgage-backed securities to 5.66% in fiscal 2007 from 4.59% in fiscal 2006 offset by a $225,000 decrease in the average outstanding balance of mortgage-backed securities to $1.6 million in fiscal 2007 from $1.8 million in fiscal 2006.
Interest earned on investment securities increased $330,000, or 44.5%, to $1.1 million in fiscal 2007 compared with $741,000 in fiscal 2006. The increase in interest income resulted from an increase in the average yield on investment securities as well as an increase in the average outstanding balance of investment securities. The average yield earned on investment securities increased to 5.12% in fiscal 2007 compared to 4.21% in fiscal 2006 and the average outstanding balance of investment securities increased by $3.3 million to $20.9 million in fiscal 2007 from $17.6 in fiscal 2006.
Interest earned on interest bearing deposits decreased $62,000, or 11.8%, to $459,000 in fiscal 2007 compared with $521,000 in fiscal 2006. The decrease in interest income is attributed a $3.8 million decrease in the average outstanding balance of interest bearing deposits to $9.0 million in fiscal 2007 from $12.8 million in fiscal 2006 offset by an increase in the average yield earned on interest bearing deposits to 5.11% in fiscal 2007 from 4.07% in fiscal 2006. The Company decreased its average balance of interest bearing deposits during fiscal 2007 in order to fund the decrease in deposit liabilities, discussed above.

INTEREST EXPENSE
Interest expense increased $426,000, or 25.8%, to $2.1 million in fiscal 2007 from $1.7 million in fiscal 2006. The increase in interest expense in fiscal 2007 was the result of an increase in the average yield paid on interest costing deposits offset in part by a decrease in the average outstanding balance of interest costing deposits. The average yield paid on interest costing deposits increased to 2.07% in fiscal 2007 compared to 1.55% in fiscal 2006 while the average outstanding balance of interest costing deposits decreased by $6.1 million to $100.4 million in fiscal 2007 from $106.5 million in fiscal 2006. The increase in the average yield paid on interest costing deposits is primarily attributed to higher short term interest rates that occurred in the current year compared with the prior year.
PROVISIONS FOR LOSSES ON LOANS
The Company maintains an allowance for loan losses based upon management’s periodic evaluation of probable accrued losses in the portfolio based on known and inherent risks in the loan portfolio, the Company’s past loan loss experience, adverse situations that may affect borrowers’ ability to repay loans, estimated value of the underlying collateral and current and expected market conditions. After considering the low level of non-performing loans, the high concentration of one-to-four family mortgage loans in the loan portfolio, the level and nature of its charge offs and recoveries, the strong housing market in its primary lending area and the volume of its loan activity, the Company made no loan loss provisions during fiscal 2007. The allowance for loan losses totaled $420,000, or .49% of total loans, at June 30, 2007, compared to $416,000, or .45% of total loans, at June 30, 2006. Non-accruing loans totaled $511,000 at June 30, 2007 compared to $327,000 at June 30, 2006. The Company’s ratio of allowance for loan losses to non-performing loans was 82.22% at June 30, 2007 compared to 127.27% at June 30, 2006. The $420,000 allowance for loan losses at June 30, 2007 was determined by the Company to be consistent with its policy for the establishment and maintenance of adequate levels of loan loss reserves.
At June 30, 2007, the Company was aware of no regulatory directives or suggestions that the Company make additional provisions for losses on loans. Although the Company believes its allowance for loan losses is at a level which it considers adequate to provide for probable accrued losses, there can be no assurance that such losses will not exceed the estimated amounts.
NON-INTEREST INCOME
For the fiscal year ended June 30, 2007 non-interest income decreased $143,000 to $756,000 compared to $899,000 in fiscal 2006. The primary factors for the decrease in non-interest income were a $109,000 decrease in deposit related fees and a $79,000 decrease in loan fees and service charges offset by a $35,000 increase in gain on the sale of loans, a $24,000 recovery of data communication charges billed in error and a $16,000 increase in commission income from the sale of non-deposit investment products. Non-interest income in the 2006 fiscal year was also increased as a result of a $35,000 gain from additional proceeds received on the sale of Midland Federal’s investment in Intrieve, its data processing provider.
NON-INTEREST EXPENSE
Non-interest expense decreased $117,000 to $4.4 million in fiscal 2007 compared to $4.5 million in the prior year period. The primary factors for the decrease in non-interest expense in the current fiscal year were a $58,000 decrease in staffing costs, a $22,000 decrease in computer software and support expense and an $11,000 decrease in data processing fees offset by a $22,000 increase in office occupancy expense. The decrease in staffing costs is primarily attributed to a $38,000 decrease in payroll expenses and a $20,000 decrease in loan origination commissions due to a decrease in lending volume.

INCOME TAXES
Provisions for income taxes decreased by $157,000 to $359,000 in fiscal 2006 from $516,000 in fiscal 2006 primarily due to the decrease in operating income in the current fiscal year as compared to the prior year.
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
At June 30, 2007 the Association had commitments to originate $525,000 in one-to-four family mortgage loans and commitments to sell $1.0 million in loans. At June 30, 2007 the Company had $38.3 million in certificate of deposit accounts maturing within one year. The Company considers its liquidity and capital reserves sufficient to meet its outstanding short and long-term needs.

The Company expects to be able to fund or refinance, on a timely basis, its material commitments and long-term liabilities. The Company’s liquidity, represented by cash and cash equivalents, is a combination of its operating, investing and financing activities. These activities are summarized in the following table for the years ended June 30, 2007 and 2006.

	For the Year
	Ended June 30,
	2007	2006
	(Dollars in Thousands)

Net income	$698	$1,011
Adjustments to reconcile net income to net cash provided for operating activities	(768)	(1,092)

Net cash provided for operating activities	(70)	(81)
Net cash provided by (for) investing activities	8,979	(16,243)
Net cash provided for financing activities	(6,713)	(9,126)

Net change in cash and cash equivalents	2,196	(25,450)
Cash and cash equivalents at beginning of year	11,260	36,710

Cash and cash equivalents at end of year	$13,456	$11,260

At June 30, 2007 Midland Federal had tangible and core capital of $11.1 million, or 8.85% of adjusted total assets, which was approximately $9.2 million and $7.3 million above the minimum requirements for capital adequacy purposes in effect on that date of 1.5% and 3.0%, respectively, of adjusted total assets.
At June 30, 2007 Midland Federal had total capital of $11.6 million and risk-weighted assets of $54.3 million, or total capital of 21.30% of risk-weighted assets. This amount was approximately $7.2 million above the 8.0% requirement for capital adequacy purposes in effect on that date.

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
Separately Recognized Servicing Assets and Servicing Liabilities. In March 2006, the Financial Accounting Standards Board (“FASB”) issued Statement No. 156, “Accounting for Servicing of Financial Assets” (“SFAS No. 156”), which requires all separately recognized servicing assets and liabilities to be initially measured at fair value, if practical. An entity can elect either to (1) subsequently measure servicing rights at fair value and report changes in fair value in earnings, or (2) continue the current practice of amortizing servicing rights in proportion to and over the expected period of servicing income or loss. The statement also permits entities, at the date of adoption, a one-time option to reclassify certain available-for-sale (“AFS”) securities to trading securities, without calling into question the classification of other AFS securities under Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, provided that the AFS securities are identified as offsetting the entity’s exposure to changes in fair value of servicing assets or liabilities that the entity has elected to subsequently measure at fair value. This statement is effective for fiscal years beginning after September 15, 2006. The Company adopted this pronouncement on July 1, 2007 and will utilize the amortization method. The Company does not expect the implementation of this statement to have a material impact on its financial condition or results of operations.
Income Taxes. In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for uncertainty in Income Taxes, an interpretation of SFAS 109 (“FIN 48”) which establishes a recognition threshold and measurement for income tax positions recognized in an enterprise’s financial statements in accordance with SFAS 109, Account for Income Taxes. FIN 48 also prescribes a two-step evaluation process for tax positions. The first step is recognition and the second is measurement. For recognition, an enterprise judgmentally determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of related appeals or litigation processes, based on the technical merits of the position. If the tax position meets the more-likely-than-not recognition threshold, it is measured and recognized in the financial statements as the largest amount of tax benefit that is greater than 50% likely of being realized. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements.
Tax positions that meet the more-likely-than-not recognition threshold at the effective date of FIN 48 may be recognized or, continue to be recognized, upon adoption of this interpretation. The cumulative effect of applying the provisions of FIN 48 shall be reported as an adjustment to the opening balance of retained earnings for that fiscal year. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 on July 1, 2007. The adoption of FIN 48 is not expected to have a material impact on the Company’s financial condition or results of operations.

Fair Value Measurements. In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Earlier application is encouraged provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statement for an interim period within that fiscal year. The Company does not expect the adoption of SFAS 157 to have a material impact on its financial condition or results of operations.
Fair Value. In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”) which allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities. Subsequent changes in fair value of these financial assets and liabilities would be recognized in earnings when they occur. SFAS 159 further establishes certain additional disclosure requirements. SFAS 159 is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted. Management is currently evaluating the impact and timing of the adoption of SFAS 159 on the Company’s financial condition and results of operations.
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

COMMON STOCK
As of June 30, 2007, there were approximately 45 holders of record of the Company’s common stock and 372,600 shares of issued and outstanding common stock. The Company’s common stock is quoted on the Electronic Bulletin Board of the National Association of Securities Dealers, Inc. under the symbol “MCPH”.
The following table sets forth, for the periods shown, the high and low prices of the common stock and cash dividends per share declared. The prices reflect inter-dealer quotations without retail mark-up, mark-down or commissions and do not necessarily represent actual transactions.

Quarter ended	High	Low	Cash dividends declared

September 30, 2005	$44.00	$38.60	$0.22

December 31, 2005	45.00	41.30	0.22

March 31, 2006	44.00	41.50	0.22

June 30, 2006	42.25	40.60	0.22

September 30, 2006	$42.50	$41.50	$0.24

December 31, 2006	43.00	43.00	0.24

March 31, 2007	43.50	42.05	0.24

June 30, 2007	43.50	41.35	0.24
Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions.

Cobitz, Vandenberg & Fennessy
CERTIFIED PUBLIC ACCOUNTANTS
9944 S. Roberts Road • Suite 202
Palos Hills, Illinois 60453
(708) 430-4106 • Fax (708) 430-4499
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Midland Capital Holdings Corporation
Bridgeview, Illinois
We have audited the accompanying consolidated statements of financial condition of Midland Capital Holdings Corporation and subsidiaries as of June 30, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ending June 30, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Midland Capital Holdings Corporation and subsidiaries at June 30, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ending June 30, 2007, in conformity with accounting principles generally accepted in the United States of America.
/s/ Cobitz, VandenBerg & Fennessy
August 15, 2007
Palos Hills, Illinois

MIDLAND CAPITAL HOLDINGS CORPORATION
AND SUBSIDIARIES
Consolidated Statements of Financial Condition

	June 30,
	2007	2006
Assets

Cash and amounts due from depository institutions	$2,224,076	2,204,602
Interest-bearing deposits	11,231,760	9,055,302

Total cash and cash equivalents	13,455,836	11,259,904
Investment securities available for sale, at fair value (note 2)	21,019,975	21,021,975
Stock in Federal Home Loan Bank of Chicago, at cost	1,148,087	1,148,087
Mortgage-backed securities, held to maturity (fair value: 2007 - $1,482,977; 2006 - $1,688,292) (note 3)	1,474,504	1,684,228
Loans receivable (net of allowance for loan losses:
2007 - $420,089; 2006 - $415,666) (note 4)	83,844,418	91,701,483
Loans receivable held for sale (note 5)	1,012,200	843,090
Other investments available for sale, at fair value (note 6)	106,633	1,104
Accrued interest receivable (note 7)	333,666	370,190
Office properties and equipment — net (note 8)	2,071,621	2,240,702
Prepaid expenses and other assets (note 9)	425,814	546,586

Total assets	124,892,754	130,817,349

Liabilities and Stockholders’ Equity

Liabilities

Deposits (note 10)	109,744,662	115,971,229
Advance payments by borrowers for taxes and insurance	998,142	1,127,293
Other liabilities (note 11)	439,476	422,743

Total liabilities	111,182,280	117,521,265

Stockholders’ Equity

Preferred stock, $.01 par value: authorized 50,000 shares; none outstanding	—	—
Common stock, $.01 par value: authorized 600,000 shares; issued and outstanding 372,600 shares at June 30, 2007 and 2006	3,726	3,726
Additional paid-in capital	3,395,580	3,395,580
Retained earnings — substantially restricted	10,104,065	9,764,211
Accumulated other comprehensive income, net of tax	207,103	132,567

Total stockholders’ equity (notes 15 and 16)	13,710,474	13,296,084

Commitments and contingencies (notes 17 and 18)

Total liabilities and stockholders’ equity	$124,892,754	130,817,349

See accompanying notes to consolidated financial statements.

MIDLAND CAPITAL HOLDINGS CORPORATION
AND SUBSIDIARIES
Consolidated Statements of Income

	Years Ended June 30,
	2007	2006	2005
Interest income:
Interest on loans	$5,149,056	5,434,886	5,510,360
Interest on mortgage-backed securities	88,488	81,798	87,888
Interest on investment securities	1,071,271	741,166	75,958
Interest on interest-bearing deposits	459,275	520,883	769,701
Dividends on FHLB stock	34,741	42,024	61,815

Total interest income	6,802,831	6,820,757	6,505,722

Interest expense:
Interest on deposits (note 10)	2,076,906	1,650,610	1,370,963

Total interest expense	2,076,906	1,650,610	1,370,963

Net interest income	4,725,925	5,170,147	5,134,759
Provision for loan losses	—	—	—

Net interest income after provision for loan losses	4,725,925	5,170,147	5,134,759

Non-interest income:
Loan fees and service charges	170,807	249,914	238,848
Deposit related fees	336,738	446,271	432,390
Commission income	67,124	51,176	56,561
Gain on sale of loans (note 5)	99,709	64,501	25,627
Gain on sale of other assets (note 9)	—	34,778	328,880
Other income	81,784	52,669	61,790

Total non-interest income	756,162	899,309	1,144,096

Non-interest expense:
Staffing costs (notes 12 and 13)	2,555,663	2,613,424	2,578,126
Advertising	67,680	65,356	66,261
Occupancy and equipment expenses (note 8)	676,580	654,176	635,299
Data processing	186,750	197,843	203,759
Federal deposit insurance premiums	14,104	16,305	19,815
Legal, audit and examination services	134,801	147,216	136,152
Other	789,774	848,118	812,780

Total non-interest expense	4,425,352	4,542,438	4,452,192

Income before income taxes	1,056,735	1,527,018	1,826,663
Provision for income taxes (note 14)	359,185	515,722	624,114

Net income	$697,550	1,011,296	1,202,549

Earnings per share — basic	$1.87	2.71	3.23

Earnings per share — diluted	$1.87	2.71	3.23

See accompanying notes to consolidated financial statements.

MIDLAND CAPITAL HOLDINGS CORPORATION
AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders’ Equity

				Accumulated
		Additional		Other
	Common	Paid-In	Retained	Comprehensive
	Stock	Capital	Earnings	Income	Total

Balance at June 30, 2004	$3,726	3,395,580	8,176,334	166,674	11,742,314

Comprehensive income:
Net income			1,202,549		1,202,549
Other comprehensive income, net of tax:
Unrealized holding gain during the year				49,899	49,899

Total comprehensive income			1,202,549	49,899	1,252,448

Dividends declared on common stock ($.80 per share)			(298,080)		(298,080)

Balance at June 30, 2005	3,726	3,395,580	9,080,803	216,573	12,696,682

Comprehensive income:
Net income			1,011,296		1,011,296
Other comprehensive income, net of tax:
Unrealized holding loss during the year				(84,006)	(84,006)

Total comprehensive income			1,011,296	(84,006)	927,290

Dividends declared on common stock ($.88 per share)			(327,888)		(327,888)

Balance at June 30, 2006	3,726	3,395,580	9,764,211	132,567	13,296,084

Comprehensive income:
Net income			697,550		697,550
Other comprehensive income, net of tax:
Unrealized holding gain during the year				74,536	74,536

Total comprehensive income			697,550	74,536	772,086

Dividends declared on common stock ($.96 per share)			(357,696)		(357,696)

Balance at June 30, 2007	$3,726	3,395,580	10,104,065	207,103	13,710,474

See accompanying notes to consolidated financial statements.

MIDLAND CAPITAL HOLDINGS CORPORATION
AND SUBSIDIARIES
Consolidated Statements of Cash Flows

	Years Ended June 30,
	2007	2006	2005

Cash flows from operating activities:
Net income	$697,550	1,011,296	1,202,549
Adjustments to reconcile net income to net cash from operating activities:
Depreciation	224,437	213,911	213,761
Amortization of premiums and discounts on securities	(995,133)	(665,817)	(2,227)
Federal Home Loan Bank stock dividend	—	(24,587)	(61,700)
Proceeds from sale of loans held for sale	7,957,267	5,144,722	1,823,050
Origination of loans held for sale	(8,046,800)	(5,695,343)	(1,492,050)
Gain on sale of loans	(99,709)	(64,501)	(25,627)
Gain on sale of other assets	—	(34,778)	(328,880)
Decrease (increase) in accrued interest receivable	36,524	(2,839)	(7,649)
Increase in accrued interest payable	945	115	409
Increase (decrease) in deferred income on loans	36,927	3,933	(2,529)
Decrease (increase) in other assets	102,505	(4,415)	54,908
Increase (decrease) in other liabilities	15,788	37,342	(42,207)

Net cash provided (for) by operating activities	(69,699)	(80,961)	1,331,808

Cash flows from investing activities:
Proceeds from repayments of mortgage-backed securities, held to maturity	209,724	235,993	1,022,565
Proceeds from maturities of investment securities, available for sale	40,000,000	20,000,000	—
Purchase of investment securities, available for sale	(38,995,461)	(39,172,503)	—
Loan disbursements	(9,211,102)	(17,124,431)	(20,872,954)
Loan repayments	17,031,240	19,997,825	20,258,033
Proceeds from sale of other assets	—	34,778 34	3,880
Property and equipment expenditures	(55,356)	(214,222)	(78,127)

Net cash provided by (for) investing activities	8,979,045	(16,242,560)	673,397

Cash flows from financing activities:
Net decrease in deposits	(6,226,567)	(8,864,903)	(15,600,572)
Payment of dividends	(357,696)	(327,888)	(298,080)
(Decrease) increase in advance payments by borrowers for taxes and insurance	(129,151)	66,623	106,411

Net cash provided for financing activities	(6,713,414)	(9,126,168)	(15,792,241)

Net change in cash and cash equivalents	2,195,932	(25,449,689)	(13,787,036)
Cash and cash equivalents at beginning of year	11,259,904	36,709,593	50,496,629

Cash and cash equivalents at end of year	$13,455,836	11,259,904	36,709,593

Cash paid during the year for:
Interest	$2,075,961	1,650,495	1,370,554
Income taxes	326,661	496,593	630,297
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

The Company has designated certain investments in U.S. Government securities and equity securities as available for sale, and has recorded these investments at their current fair value. Premiums and discounts are amortized and accreted into income over the remaining life of the security using the level yield method. Unrealized gains and losses are recorded in a valuation account which is included, net of income taxes, as a separate component of stockholders’ equity. Gains and losses on the sale of these securities are determined using the specific identification method and are reflected in earnings when realized.

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

The Company has adopted the provisions of SFAS No. 114 “Accounting by Creditors for Impairment of a Loan” and SFAS No. 118 “Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures”. These statements apply to all loans that are identified for evaluation except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment. These loans include, but are not limited to, credit card, residential mortgage and consumer installment loans. Of the loans which are to be evaluated for impairment, management has determined that there were no loans at June 30, 2007 and 2006, nor during the years ended June 30, 2007 and 2006, which met the definition of an impaired loan. A loan is considered impaired when it is probable that a creditor will be unable to collect contractual principal and interest due according to the contractual terms of the loan agreement.

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

1)	Summary of Significant Accounting Policies (continued)

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

Weighted average shares used in calculating earnings per share are summarized below.

	Years Ended June 30,
	2007	2006	2005

Weighted average number of common shares outstanding used in basic EPS calculation	372,600	372,600	372,600
Add common stock equivalents for shares issuable under Stock Option Plans	—	—	—

Weighted average number of shares outstanding adjusted for common stock equivalents	372,600	372,600	372,600

Net income	$697,550	1,011,296	1,202,549
Diluted earnings per share	$1.87	2.71	3.23
Diluted earnings per share	$1.87	2.71	3.23
Reclassifications

Certain 2005 and 2006 amounts have been reclassified to conform with the 2007 presentation.

2)	Investment Securities, Available for Sale

The amortized cost and fair value of investment securities available for sale are as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
June 30, 2007

United States Treasury bills	$19,826,998	13,602	—	19,840,600
United States Treasury bond	984,714	194,661	—	1,179,375

	$20,811,712	208,263	—	21,019,975

Weighted average interest rate/yield	5.24%

June 30, 2006

United States Treasury bills	$19,837,361	1,622	133	19,838,850
United States Treasury bond	983,756	199,369	—	1,183,125

	$20,821,117	200,991	133	21,021,975

Weighted average interest rate/yield	4.87%

The Company did not have any investment securities classified as held to maturity or trading at June 30, 2007 or 2006.

The contractual maturity of investment securities available for sale are summarized as follows:

	June 30, 2007		June 30, 2006
	Amortized	Fair	Amortized	Fair
Term to Maturity	Cost	Value	Cost	Value

Due in one year or less	$19,826,998	19,840,600	19,837,361	19,838,850
Due after five years through ten years	984,714	1,179,375	—	—
Due after ten years through fifteen years	—	—	983,756	1,183,125

	$20,811,712	21,019,975	20,821,117	21,021,975

There were no sales of investment securities available for sale during any of the periods presented. The change in net unrealized gains and losses during the current year of $7,405, net of the tax effect of $2,518, resulted in a $4,887 credit to stockholders’ equity.

3)	Mortgage-Backed Securities, Held to Maturity

Mortgage-backed securities, held to maturity, are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
June 30, 2007

Participation certificates:
FHLMC - Adjustable rate	$897,916	6,463	—	904,379
FNMA - Adjustable rate	576,588	2,010	—	578,598

	$1,474,504	8,473	—	1,482,977

Weighted average interest rate	5.94%

June 30, 2006

Participation certificates:
FHLMC - Adjustable rate	$1,064,803	4,523	1,379	1,067,947
FNMA - Adjustable rate	611,303	902	—	612,205
FNMA - Fixed rate	4,159	18	—	4,177
GNMA - Fixed rate	3,963	—	—	3,963

	$1,684,228	5,443	1,379	1,688,292

Weighted average interest rate	5.01%

4)	Loans Receivable

Loans receivable are summarized as follows:

	June 30,
	2007	2006
Mortgage loans:
One-to-four family	$79,748,795	88,617,507
Multi-family	1,609,943	1,641,650
Non-residential	1,839,406	750,365

Total mortgage loans	83,198,144	91,009,522

Other loans:
Loans on deposit accounts	126,104	187,778
Auto loans	295,827	354,970
Education loans	107,769	161,186
Credit card loans	188,206	149,221
Other	600	2,084

Total other loans	718,506	855,239

Commercial business loans	5,410	37,869

Total loans receivable	83,922,060	91,902,630

Less:
Loans in process	7,445	172,300
Net deferred yield adjustments	(363,563)	(406,581)
Allowance for uncollected interest	13,671	19,762
Allowance for loan losses	420,089	415,666

Loans receivable, net	$83,844,418	91,701,483

Weighted average interest rate	5.95%	5.87%

Activity in the allowance for loan losses is summarized as follows:

	Years Ended June 30,
	2007	2006	2005

Balance, beginning of year	$415,666	456,550	459,472
Provision for loan losses	—	—	—
Recoveries previously charged-off	6,254	1,881	—
Charge-offs	(1,831)	(42,765)	(2,922)

Balance, end of year	$420,089	415,666	456,550

Delinquent loans (loans having payments past due ninety days or more) at June 30, 2007 amounted to $510,929 or .6% of total loans in force. Comparable figures for 2006 were $326,591 or .4% of total loans.

Loans to directors and executive officers aggregated $776,973 at June 30, 2007 and $637,127 at June 30, 2006. Such loans are made on substantially the same terms as those for other loan customers.

5)	Loans Receivable Held for Sale

The Company sells loans in the secondary market to the Illinois Housing Development Authority (“IHDA”) and private investors under various programs. During the years ended June 30, 2007, 2006 and 2005, the Company sold first mortgage loans totaling $7,957,267, $5,144,722 and $1,823,050 in the secondary market. The Company retains the servicing on loans sold to IHDA. Proceeds from the sale of loans during the years ended June 30, 2007, 2006 and 2005 were $7,957,267, $5,144,722 and $1,823,050 with gains of $79,577 and $41,969 realized on those sales during the years ended June 30, 2007 and 2006 and no gain or loss realized on those sales for the year ended June 30, 2005. In addition, the Company recorded a gain of $20,132, $22,532 and $25,627 for the years ended June 30, 2007, 2006 and 2005 on loan sales from the establishment of a mortgage servicing right asset. During the years ended June 30, 2007, 2006 and 2005, the Company amortized $15,111, $13,701 and $24,255 of mortgage servicing rights against current servicing fee income.

As of June 30, 2007, $1,012,200 of newly originated fixed rate thirty year original term loans qualifying for sale into the secondary market were classified in this portfolio. Loans held for sale are valued at the lower of cost or fair value in accordance with accounting principles generally accepted in the United States of America. There were no recognized, but unrealized, losses at June 30, 2007 and 2006.

At June 30, 2007, 2006 and 2005, loans serviced for others amounted to $7,404,096, $6,741,245 and $5,905,383, respectively.

6)	Other Investments, Available for Sale

Other investment securities available for sale at June 30, 2007 and 2006 consist of investments in common stock equity securities. These securities are recorded at fair value in accordance with SFAS No. 115. There were no sales of other investment securities available for sale during any of the periods presented. The change in net unrealized gains and losses during the current year of $105,529, net of the tax effect of $35,880, resulted in a $69,649 credit to stockholders’ equity.

7)	Accrued Interest Receivable

Accrued interest receivable is summarized as follows:

	June 30,
	2007	2006

Interest-bearing deposits	$14,463	496
Investment securities	9,375	9,375
Mortgage-backed securities	11,598	11,541
Loans receivable	298,230	348,778

	$333,666	370,190

8)	Office Properties and Equipment

Office properties and equipment are summarized as follows:

	June 30,
	2007	2006

Land	$439,935	439,935
Buildings	2,365,311	2,365,311
Easement for parking lot and driveway	223,050	223,050
Leasehold improvements — Homer Glen	596,698	596,698
Furniture, fixtures and equipment	3,134,506	3,079,150

	6,759,500	6,704,144
Less accumulated depreciation	4,687,879	4,463,442

	$2,071,621	2,240,702

Depreciation of office properties and equipment for the years ended June 30, 2007, 2006 and 2005 amounted to $224,437, $213,911 and $213,761, respectively.

The Association is obligated under a non-cancelable operating lease for office space at the Homer Glen, Illinois branch facility. Rent expense for the years ended June 30, 2007, 2006 and 2005 amounted to $54,336, $52,016 and $50,565, respectively. Rent expense includes charges for real estate taxes and insurance, and other costs of occupancy relating to common areas shared with other tenants.

Minimum rental commitments under the above leases, exclusive of future escalation charges for real estate taxes, insurance and occupancy costs are approximately as follows:

Year ended June 30, 2008	$45,704
Year ended June 30, 2009	46,440

9)	Prepaid Expenses and Other Assets

Prepaid expenses and other assets consist of the following:

	June 30,
	2007	2006

Prepaid federal insurance premiums	$3,242	3,704
Prepaid insurance	62,723	82,942
Prepaid income taxes	—	26,777
Prepaid pension charges	57,569	—
Other prepaid expenses	112,810	119,391
Mortgage servicing rights	71,466	66,445
Deferred federal income tax benefit — net (a)	93,798	132,329
Accounts receivable and other assets (b)	24,206	114,998

	$425,814	546,586

(a)	Significant components of the deferred tax assets and liabilities are as follows:

	June 30,
	2007	2006
Deferred tax assets:
Tax basis of office building in excess of book basis	$331,523	351,850
Accelerated book depreciation	37,459	14,592
Book allowance for loan losses	142,830	141,326

Total deferred tax assets	511,812	507,768

Deferred tax liabilities:
Loan fees deferred for financial reporting purposes, net of costs	133,498	150,601
FHLB stock dividends	133,956	133,956
Mortgage servicing rights	24,298	22,591
Pension expense	19,573	—
Unrealized gain on securities available for sale	106,689	68,291

Total deferred tax liabilities	418,014	375,439

Net deferred tax benefit	$93,798	132,329

(b)
In March 2005, the shareholders of Intrieve Incorporated, the Association’s data processing provider, approved the sale and merger of Intrieve into Harland Financial Solutions, Inc., a wholly owned subsidiary of John H. Harland Company. This transaction closed in April 2005. As a shareholder of Intrieve, the Association received $343,880 in cash on its $15,000 investment, resulting in a gain of $328,880 for the year ended June 30, 2005. During the year ended June 30, 2006, the Association received additional funds of $34,778 from this investment which represented the net proceeds of amounts held back to cover expenses of the transaction.

10)	Deposits

Deposit accounts are summarized as follows:

	June 30,
	2007	2006

Passbook accounts	$43,693,665	48,439,352
NOW accounts	10,031,942	10,854,884
Money market accounts	3,750,782	5,105,750
Non-interest bearing demand deposit accounts	9,971,042	11,783,529

	67,447,431	76,183,515

Certificates of deposit by interest rate:
1.01 - 2.00%	—	817,642
2.01 - 3.00	2,141,816	8,212,199
3.01 - 4.00	20,536,103	21,533,166
4.01 - 5.00	5,961,289	6,768,299
5.01 - 6.00	13,658,023	2,456,408

	42,297,231	39,787,714

	$109,744,662	115,971,229

The weighted average rate on deposit accounts at June 30, 2007 and 2006 was 1.99% and 1.63%, respectively.

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $10,901,000 and $9,102,000 at June 30, 2007 and 2006, respectively.

A summary of certificates of deposit by maturity is as follows:

	June 30,
	2007	2006

Within 12 months	$38,254,499	33,301,073
12 months to 24 months	3,537,820	5,682,252
24 months to 36 months	504,912	804,389

Total	$42,297,231	39,787,714

Interest expense on deposits consists of the following:

	Years Ended June 30,
	2007	2006	2005

Passbook accounts	$347,099	378,442	418,495
Certificate accounts	1,603,563	1,104,838	791,675
NOW and money market accounts	126,244	167,330	160,793

Total	$2,076,906	1,650,610	1,370,963

11)	Other Liabilities

Other liabilities consist of the following:

	June 30,
	2007	2006

Accrued interest on deposits	$9,437	8,492
Accrued real estate taxes	132,032	136,470
Accrued federal income taxes payable	5,614	—
Other accrued expenses	143,142	161,085
Outstanding bank drafts	44,969	34,034
Other accounts payable	104,282	82,662

	$439,476	422,743

12)	Retirement Plans and Other Employee Benefits

The Association participates in a defined benefit multi-employer retirement plan which covers all full-time employees who have attained at least 21 years of age and completed one year of service. The Plan is administered by the Financial Institutions Retirement Fund. Calculations to determine full-funding status are made annually as of June 30. Contributions to the Plan for the Plan years ended June 30, 2007, 2006 and 2005 amounted to $328,460, $314,701 and $291,038, respectively. Pension expense for the years ended June 30, 2007, 2006 and 2005 amounted to $270,891, $314,701 and $291, 038, respectively. Information regarding the Association’s share of assets and liabilities and plan benefit information of this Plan is not available on an individual basis.

In addition, the Association established a qualified defined contribution plan (401(k) Plan) which covers all full-time employees having a minimum of twelve months of service and who are at least twenty-one years of age. Eligible employees may contribute from 2% to 15% of their monthly salaries. The Association will contribute an amount equal to 50%, 75% or 100% of the monthly contribution up to 3% of salary, depending upon years of employment. Employer contributions to the Plan amounted to $37,493, $40,361 and $43,205 for the years ended June 30, 2007, 2006 and 2005, respectively.

13)	Stock Option Plan

In conjunction with the Conversion, the Company adopted the 1993 Stock Option and Incentive Plan (the “Stock Option Plan”) for the benefit of the senior officers and directors of the Company. The number of shares of common stock authorized under the Stock Option Plan was 34,500, equal to 10.0% of the total number of shares issued in the Conversion. Future grants are determined by the Board of Directors at option prices that are not less than the fair market value of the stock at the grant date and expire no later than ten years from the date of grant. All options granted under the Stock Option Plan become exercisable immediately. There was no option activity in any of the years in the three year period ended June 30, 2007. There were no outstanding options at June 30, 2007, however, there were 6,900 options available for future grants.

Prior to July 1, 2006 the Company elected to account for stock options using the intrinsic value method under the provisions of Accounting Principles Board (“APB”) Opinion No. 25 and provided pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair value based method, defined in SFAS No. 123, “Accounting for Stock Based Compensation”, had been applied. Pursuant to the guidance in these pronouncements, the Company did not record compensation expense related to stock options.

On July 1, 2006, the Company adopted Statement of Financial Standards No. 123(R), “Share-Based Payments”. SFAS No. 123(R) requires that stock option awards, as well as other equity based compensation, be recognized as compensation expense in the income statement based on their fair values determined at the date of grant. The Company elected to apply SFAS No. 123(R) on a “modified prospective” method, which recognizes compensation cost (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date, and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

A summary of activity under the Company’s stock option plans for the three years ended June 30, 2007 is as follows:

	Years Ended June 30,
	2007	2006	2005

Net income, as reported	$697,550	1,011,296	1,202,549
Deduct: Total stock based employee compensation expense determined under the fair value based method, net of related tax effects	—	—	—

Pro forma net income	$697,550	1,011,296	1,202,549

Diluted earnings per share, as reported	1.87	2.71	3.23
Pro forma diluted earnings per share	1.87	2.71	3.23

14)	Income Taxes
The provision for income taxes is summarized below:

	Years Ended June 30,
	2007	2006	2005

Current	$359,052	476,686	596,697
Deferred	133	39,036	27,417

	$359,185	515,722	624,114

Retained earnings at June 30, 2007 include approximately $1,200,000 of tax bad debt reserves for which no provision for income taxes has been made. This amount represents earnings legally appropriated to bad debt reserves and deducted for federal income tax purposes and is generally not available for payment of cash dividends by the Association or other distributions to shareholders of the Association. If in the future this amount, or a portion thereof, is used for certain purposes other than to absorb losses on bad debts, an income tax liability will be imposed on the amount so used at the then current corporate income tax rate. If deferred taxes were required to be provided on this item, the amount of this deferred tax liability would be approximately $408,000.
A reconciliation of the statutory federal income tax rate to effective income tax rate is as follows:

	Years Ended June 30,
	2007	2006	2005

Statutory federal income tax rate	34.0%	34.0%	34.0%
Other	—	(.2)	.2

Effective income tax rate	34.0%	33.8%	34.2%

Deferred federal income tax expense consists of the following tax effects of timing differences:

	Years Ended June 30,
	2007	2006	2005

Loan fees net of costs	$(17,103)	(4,527)	1,863
Depreciation	(2,540)	18,300	3,296
Pension expense	19,573	—	—
FHLB stock dividends	—	8,360	20,978
Loan loss deduction (less than) in excess of loan loss recovery	(1,504)	13,901	813
Mortgage servicing rights	1,707	3,002	467

	$133	39,036	27,417

15)	Regulatory Capital Requirements
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
Quantitative measures established by regulation to ensure capital adequacy require all savings institutions to maintain minimum amounts and ratios, set forth in the table below of the total risk-based, tangible and core capital, as defined in the regulations. Management believes, as of June 30, 2007, that the Association meets all capital adequacy requirements to which it is subject.
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
At June 30, 2007 and 2006, the Association’s actual capital amounts and ratios, minimum amounts and ratios required for capital adequacy purposes and minimum amounts and ratios to meet the well-capitalized criteria under prompt corrective action provisions, are as follows:

					To Be Well-
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio

June 30, 2007

Tangible	$11,090,618	8.85%	$1,880,000	1.50%	$	N/A	N/A	%
Core	11,090,618	8.85	3,760,000	3.00		6,266,000	5.00
Risk-based	11,557,091	21.30	4,340,000	8.00		5,425,000	10.00

June 30, 2006

Tangible	$11,157,648	8.51%	$1,968,000	1.50%	$	N/A	N/A	%
Core	11,157,648	8.51	3,935,000	3.00		6,558,000	5.00
Risk-based	11,572,210	19.58	4,729,000	8.00		5,911,000	10.00

15)	Regulatory Capital Requirements (continued)

	Tangible	Core	Risk-based
	Capital	Capital	Capital
June 30, 2007

Stockholders’ equity	$11,304,868	11,304,868	11,304,868
Unrealized gain on securities available for sale, net of taxes	(207,103)	(207,103)	(207,103)
Allowable gain on available for sale equity securities	—	—	47,488
Direct equity investment	—	—	(1,104)
Retained mortgage servicing rights	(7,147)	(7,147)	(7,147)
General loss allowances	—	—	420,089

Regulatory capital computed	$11,090,618	11,090,618	11,557,091

A reconciliation of the Association’s equity capital at June 30, 2007 is as follows:

Stockholders’ equity	$13,710,474
Less Company stockholders’ equity not available for regulatory capital	(2,405,606)

Stockholders’ equity of the Association	$11,304,868

	Tangible	Core	Risk-based
	Capital	Capital	Capital
June 30, 2006

Stockholders’ equity	$11,296,859	11,296,859	11,296,859
Unrealized gain on securities available for sale, net of taxes	(132,567)	(132,567)	(132,567)
Direct equity investment	—	—	(1,104)
Retained mortgage servicing rights	(6,644)	(6,644)	(6,644)
General loss allowances	—	—	415,666

Regulatory capital computed	$11,157,648	11,157,648	11,572,210

A reconciliation of the Association’s equity capital at June 30, 2006 is as follows:

Stockholders’ equity	$13,296,084
Less Company stockholders’ equity not available for regulatory capital	(1,999,225)

Stockholders’ equity of the Association	$11,296,859

16)	Stockholders’ Equity

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

Commitments to originate mortgage loans of $525,350 at June 30, 2007 represents an amount which the Association plans to fund within the normal commitment period of 60 to 90 days. All of the commitments are fixed rate with rates ranging from 6.25% to 6.75%. Because the credit worthiness of each customer is reviewed prior to extension of the commitment, the Association adequately controls their credit risk on these commitments, as it does for loans recorded on the balance sheet. The Association conducts all of its lending activities in the Chicagoland area. Management believes the Association has a diversified loan portfolio and the concentration of lending activities in these local communities does not result in an acute dependency upon economic conditions of the lending region.

The Association has approved, but unused, equity lines of credit of approximately $3,300,000 at June 30, 2007. In addition, the Association has approved, but unused, credit card lines of credit amounting to approximately $589,000. The Association has also issued outstanding letters of credit totaling $45,000.

18)	Contingencies

The Association is, from time to time, a party to certain lawsuits arising in the ordinary course of its business, wherein it enforces its security interest. Management believes that the Company and the Association are not engaged in any legal proceedings of a material nature at the present time.

19)	Subsequent Event

At the July, 2007 Board of Directors’ meeting, the Company declared a quarterly dividend of $.24 per share, totaling $89,424, payable August 16, 2007 to shareholders of record as of August 6, 2007.

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

The fair value of the Association’s off-balance-sheet instruments is nominal.

The estimated fair value of the Association’s financial instruments as of June 30, 2007 and 2006 are as follows:

	June 30, 2007
	Carrying	Fair
	Amount	Value
Financial assets:
Cash and cash equivalents	$13,455,836	13,455,836
Investment securities, available for sale	21,019,975	21,019,975
Mortgage-backed securities, held to maturity	1,474,504	1,482,977
Loans receivable, gross	84,934,350	82,645,000
Other investments, available for sale	106,633	106,633
Accrued interest receivable	333,666	333,666

Financial liabilities:
Deposits	109,744,662	109,561,000
Accrued interest payable	9,437	9,437

	June 30, 2006
	Carrying	Fair
	Amount	Value
Financial assets:
Cash and cash equivalents	$11,259,904	11,259,904
Investment securities, available for sale	21,021,975	21,021,975
Mortgage-backed securities, held to maturity	1,684,228	1,688,292
Loans receivable, gross	92,745,720	89,835,000
Other investments, available for sale	1,104	1,104
Accrued interest receivable	370,190	370,190

Financial liabilities:
Deposits	115,971,229	115,615,000
Accrued interest payable	8,492	8,492

21)	Condensed Parent Company Only Financial Statements
The following condensed statements of financial condition, as of June 30, 2007 and 2006 and condensed statements of income and cash flows for the years ended June 30 2007, 2006 and 2005 for Midland Capital Holdings Corporation should be read in conjunction with the consolidated financial statements and the notes thereto.
Statements of Financial Condition

	June 30,
	2007	2006
Assets

Cash and cash equivalents	$2,412,821	2,002,108
Equity investment in the Association	11,304,868	11,296,859
Prepaid expenses and other assets	—	159

	13,717,689	13,299,126

Liabilities and Stockholders’ Equity

Liabilities:
Accrued taxes and other liabilities	7,215	3,042

Stockholders’ Equity:
Common stock	3,726	3,726
Additional paid-in capital	3,395,580	3,395,580
Retained earnings	10,104,065	9,764,211
Accumulated other comprehensive income, net of tax	207,103	132,567

Total stockholders’ equity	13,710,474	13,296,084

	$13,717,689	13,299,126

Statements of Income

	Years Ended June 30,
	2007	2006	2005

Interest income	$21,303	14,585	10,460
Non-interest income	—	—	29
Non-interest expense	75,732	79,284	70,345

Net loss before income tax benefit and equity in earnings of subsidiaries	(54,429)	(64,699)	(59,856)
Benefit from income taxes	18,506	21,998	20,351

Net loss before equity in earnings of subsidiaries	(35,923)	(42,701)	(39,505)
Equity in earnings of subsidiaries	733,473	1,053,997	1,242,054

Net income	$697,550	1,011,296	1,202,549

21)	Condensed Parent Company Only Financial Statements (continued)
Statements of Cash Flows

	Years Ended June 30,
	2007	2006	2005

Cash flows from operating activities:
Net income	$697,550	1,011,296	1,202,549
Equity in earnings of the Association	(733,473)	(1,053,997)	(1,242,054)
Decrease (increase) in prepaid expenses and other assets	159	(153)	1,553
Increase (decrease) in other liabilities	4,173	(1,155)	2,033

Net cash provided for operating activities	(31,591)	(44,009)	(35,919)

Cash flows from investing activities:
Loan disbursements	—	—	—
Loan repayments	—	5,343	9,550

Net cash provided by investing activities	—	5,343	9,550

Cash flows from financing activities:
Dividends received from Association	800,000	800,000	750,000
Dividends paid on common stock	(357,696)	(327,888)	(298,080)

Net cash provided by financing activities	442,304	472,112	451,920

Net change in cash and cash equivalents	410,713	433,446	425,551
Cash and cash equivalents at beginning of year	2,002,108	1,568,662	1,143,111

Cash and cash equivalents at end of year	$2,412,821	2,002,108	1,568,662

Officers and Directors

Officers	Directors

Paul Zogas	Paul Zogas
President,	President, Chief Executive Officer,
Chief Executive Officer and Chief Financial Officer of the Company and the Association	Chief Financial Officer and Chairman of the Board for the Company and the Association

Charles Zogas	Charles Zogas
Executive Vice President, Chief Operating Officer,	Executive Vice President, Chief Operating Officer,
Secretary and Treasurer of the Company and the Association	Secretary and Treasurer

Richard Taylor	Richard Taylor
Vice President, Trust Officer and Assistant Secretary of the Company and the Association	Vice President, Trust Officer and Assistant Secretary

Janice Cecott	Michael Kukanza
Controller of the Company and the Association	Self-employed private investor

Donna Chmiel	Jonas Vaznelis
Internal Auditor of the Company and the Association	Retired businessman

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
Annual Meeting of Shareholders
The Annual Meeting of the Shareholders of Midland Capital Holdings Corporation will be held at 2:00 p.m., October 17, 2007, at the Corporate Office of the Company, 8929 S. Harlem Avenue, Bridgeview, Illinois. All shareholders are cordially invited to attend.
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